Filed pursuant to
General Instruction II.L of Form F-10
File Number 333-223273

PROSPECTUS SUPPLEMENT

To a Short Form Base Shelf Prospectus Dated March 12, 2018

New Issue	March 12, 2018

NUTRIEN LTD.

Offers to Exchange

All Outstanding Notes or Debentures of Each of the Series Specified Below

and Solicitation of Consents to Amend the Related Indentures

Early Tender Time: 5:00 p.m., New York City time, March 23, 2018, unless extended

Expiration Time: 12:00 midnight (the last minute of the day), New York City time, April 6, 2018, unless extended

Nutrien Ltd. (“Nutrien,” “we” or “us”) is offering to exchange all validly tendered and accepted notes of the following series issued by Potash Corporation of Saskatchewan Inc. (“PotashCorp”) and debentures of the following series issued by Agrium Inc. (“Agrium”) for notes to be issued by Nutrien (the “Nutrien Notes”) as described in, and for the consideration summarized in, the table below. All amounts, including the consideration for Nutrien Notes offered hereby, are in U.S. dollars.

Aggregate Principal Amount	Series of Notes Issued by PotashCorp to be Exchanged (collectively, the “PotashCorp Notes”)	CUSIP No.	Series of Nutrien Notes to be Issued by Nutrien	Exchange Consideration (1)(2)		Early Participation Premium (1)(2)	Total Consideration (1)(2)(3)
				Nutrien Notes (principal amount)	Cash	Nutrien Notes (principal amount)	Nutrien Notes (principal amount)	Cash
$500,000,000	6.500% Senior Notes due 2019	73755LAF4	6.500% Senior Notes due 2019	$950	$1	$50	$1,000	$1
$500,000,000	4.875% Senior Notes due 2020	73755LAH0	4.875% Senior Notes due 2020	$950	$1	$50	$1,000	$1
$750,000,000	3.625% Senior Notes due 2024	73755LAL1	3.625% Senior Notes due 2024	$950	$1	$50	$1,000	$1
$500,000,000	3.000% Senior Notes due 2025	73755LAM9	3.000% Senior Notes due 2025	$950	$1	$50	$1,000	$1
$500,000,000	4.000% Senior Notes due 2026	73755LAN7	4.000% Senior Notes due 2026	$950	$1	$50	$1,000	$1
$500,000,000	5.875% Senior Notes due 2036	73755LAD9	5.875% Senior Notes due 2036	$950	$1	$50	$1,000	$1
$500,000,000	5.625% Senior Notes due 2040	73755LAK3	5.625% Senior Notes due 2040	$950	$1	$50	$1,000	$1

Aggregate Principal Amount	Series of Debentures Issued by Agrium to be Exchanged (collectively, the “Agrium Notes”)	CUSIP No.	Series of Nutrien Notes to be Issued by Nutrien	Exchange Consideration (1)(2)		Early Participation Premium (1)(2)	Total Consideration (1)(2)(3)
				Nutrien Notes (principal amount)	Cash	Nutrien Notes (principal amount)	Nutrien Notes (principal amount)	Cash
$500,000,000	6.750% Debentures due 2019	008916AH1	6.750% Senior Notes due 2019	$950	$1	$50	$1,000	$1
$500,000,000	3.150% Debentures due 2022	008916AK4	3.150% Senior Notes due 2022	$950	$1	$50	$1,000	$1
$500,000,000	3.500% Debentures due 2023	008916AL2	3.500% Senior Notes due 2023	$950	$1	$50	$1,000	$1
$550,000,000	3.375% Debentures due 2025	008916AP3	3.375% Senior Notes due 2025	$950	$1	$50	$1,000	$1
$125,000,000	7.800% Debentures due 2027	008916AC2	7.800% Senior Notes due 2027	$950	$1	$50	$1,000	$1
$450,000,000	4.125% Debentures due 2035	008916AQ1	4.125% Senior Notes due 2035	$950	$1	$50	$1,000	$1
$300,000,000	7.125% Debentures due 2036	008916AG3	7.125% Senior Notes due 2036	$950	$1	$50	$1,000	$1
$500,000,000	6.125% Debentures due 2041	008916AJ7	6.125% Senior Notes due 2041	$950	$1	$50	$1,000	$1
$500,000,000	4.900% Debentures due 2043	008916AM0	4.900% Senior Notes due 2043	$950	$1	$50	$1,000	$1
$500,000,000	5.250% Debentures due 2045	008916AN8	5.250% Senior Notes due 2045	$950	$1	$50	$1,000	$1

(1)	Consideration per $1,000 principal amount of PotashCorp Notes or Agrium Notes, as applicable, validly tendered and accepted, subject to any rounding as described herein.
(2)	The term “Nutrien Notes” in this column refers, in each case, to the series of Nutrien Notes corresponding to the series of PotashCorp Notes or Agrium Notes, as applicable, of like maturity and coupon set forth in the applicable row.
(3)	Includes the Early Participation Premium for PotashCorp Notes and Agrium Notes validly tendered prior to the Early Tender Time described below and not validly withdrawn.

Our offer to exchange Nutrien Notes for PotashCorp Notes and Agrium Notes will commence on March 12, 2018. In exchange for each $1,000 principal amount of PotashCorp Notes and Agrium Notes that is validly tendered prior to 5:00 p.m., New York City time, on March 23, 2018, unless extended (as extended or otherwise, the “Early Tender Time”) and not validly withdrawn, holders will receive the total exchange consideration set out in the table above (the “Total Consideration”), which consists of $1,000 principal amount of Nutrien Notes and a cash amount of $1 (the “Consent Fee”). The Total Consideration includes the early participation premium set out in the table above (the “Early Participation Premium”), which consists of $50 principal amount of Nutrien Notes.

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In exchange for each $1,000 principal amount of PotashCorp Notes and Agrium Notes that is validly tendered after the Early Tender Time but prior to the Expiration Time (as defined herein) and not validly withdrawn, holders will receive only the exchange consideration set out in the table above (the “Exchange Consideration”), which is equal to the Total Consideration less the Early Participation Premium and so consists of $950 principal amount of Nutrien Notes and the Consent Fee.

If you validly tender PotashCorp Notes or Agrium Notes before the Early Tender Time, you may validly withdraw your tender in respect of such PotashCorp Notes or Agrium Notes at any time before 5:00 p.m., New York City time, on March 23, 2018, unless extended (as extended or otherwise, the “Withdrawal Deadline”), but you will not receive the Early Participation Premium unless you validly re-tender such notes before the Early Tender Time. If the valid withdrawal of your tender occurs before the Early Tender Time, your consent in respect of such notes will also be revoked, and you will not receive the Consent Fee unless you validly re-tender such notes before the Expiration Time. Tenders of PotashCorp Notes and Agrium Notes, and the corresponding consents to the Proposed Amendments (as defined herein), may not be withdrawn after the Withdrawal Deadline.

Each Nutrien Note issued in exchange for a PotashCorp Note or Agrium Note, as applicable, will have an interest rate and maturity that is identical to the interest rate and maturity of the exchanged PotashCorp Note or Agrium Note, as well as identical interest payment dates, and will accrue interest from (and including) the most recent interest payment date of the tendered PotashCorp Note or Agrium Note, as applicable; provided that, with respect to any tendered PotashCorp Notes or Agrium Notes that have a regular record date falling prior to the Expiration Time with respect to an interest payment date occurring after the Settlement Date (as defined herein), any such interest will be deemed to have been paid with respect to the applicable PotashCorp Notes or Agrium Notes, and interest on the Nutrien Notes that are exchanged for such PotashCorp Notes and Agrium Notes will accrue from (and including) such interest payment date. No accrued but unpaid interest on the PotashCorp Notes and the Agrium Notes will be paid in connection with the exchange offers, except in certain limited circumstances described herein. The principal amount of each Nutrien Note will be rounded down, if necessary, to the nearest integral multiple of $1,000 and Nutrien will pay cash equal to the remaining portion, if any, of the exchange price of the tendered PotashCorp Note or Agrium Note.

The exchange offers will expire at 12:00 midnight (the last minute of the day), New York City time, on April 6, 2018, unless extended (as extended or otherwise, the “Expiration Time”). You may withdraw tendered PotashCorp Notes and Agrium Notes at any time before the Withdrawal Deadline. As of the date of this prospectus supplement, there was $3,750,000,000 aggregate principal amount of outstanding PotashCorp Notes and $4,425,000,000 aggregate principal amount of outstanding Agrium Notes.

Concurrently with the exchange offers, we are also soliciting, on behalf of PotashCorp in respect of the PotashCorp Notes and Agrium in respect of the Agrium Notes, and upon the terms and conditions set forth in this prospectus supplement and the related letter of transmittal and consent, consents from each holder of the PotashCorp Notes and Agrium Notes to certain proposed amendments (the “Proposed Amendments”) to the terms of each series of PotashCorp Notes or Agrium Notes, as applicable and as governed by:

●	the Indenture, dated as of February 27, 2003 (as amended, supplemented or otherwise modified, the “PotashCorp Indenture”), between PotashCorp and U.S. Bank National Association, as successor trustee (the “PotashCorp Trustee”);

●	the Indenture, dated as of January 31, 1997 (as amended, supplemented or otherwise modified, the “1997 Agrium Indenture”), between Agrium and The Bank of New York Mellon, as successor trustee (the “1997 Agrium Trustee”); and

●	the Indenture, dated as of May 16, 2006 (as amended, supplemented or otherwise modified, the “2006 Agrium Indenture” and, together with the 1997 Agrium Indenture, the “Agrium

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Indentures”; such Agrium Indentures, together with the PotashCorp Indenture, the “Indentures”), between Agrium and The Bank of New York Mellon, as successor trustee (the “2006 Agrium Trustee” and, together with the 1997 Agrium Trustee, the “Agrium Trustee”).

The PotashCorp Notes will participate in the consent solicitations on a series by series basis. The Proposed Amendments with respect to the PotashCorp Indenture will not be adopted in respect of a particular series of PotashCorp Notes unless the consents of holders of not less than a majority of the aggregate principal amount of the outstanding PotashCorp Notes of that series are obtained.

The Agrium Notes governed by the respective Agrium Indentures will participate in the consent solicitations on a class by class basis. The Agrium Notes governed by the 1997 Agrium Indenture are referred to in this prospectus supplement as the “Class A Agrium Notes.” The Agrium Notes governed by the 2006 Agrium Indenture are referred to in this prospectus supplement as the “Class B Agrium Notes.” The Proposed Amendments to the 1997 Agrium Indenture with respect to the Class A Agrium Notes will not be adopted unless the consents of holders of not less than a majority of the aggregate principal amount of the outstanding Class A Agrium Notes are obtained. The Proposed Amendments to the 2006 Agrium Indenture with respect to the Class B Agrium Notes will not be adopted unless the consents of holders of not less than a majority of the aggregate principal amount of the outstanding Class B Agrium Notes are obtained.

You may not consent to the Proposed Amendments without tendering PotashCorp Notes or Agrium Notes in the applicable exchange offer and you may not tender your PotashCorp Notes or Agrium Notes for exchange without consenting to the Proposed Amendments with respect to that specific series of PotashCorp Notes or class of Agrium Notes. By tendering PotashCorp Notes or Agrium Notes for exchange, you will be deemed to have validly delivered your consent to the Proposed Amendments with respect to that specific series of PotashCorp Notes or class of Agrium Notes, as further described under “The Proposed Amendments.” If you validly tender PotashCorp Notes or Agrium Notes before the Withdrawal Deadline, you may revoke your consent with respect to such PotashCorp Notes or Agrium Notes at any time prior to the Withdrawal Deadline by withdrawing the PotashCorp Notes or Agrium Notes you have tendered.

The consummation of each exchange offer, with respect to each individual series of PotashCorp Notes and Agrium Notes, is subject to, and conditional upon, the satisfaction or waiver of the conditions discussed under “The Exchange Offers and Consent Solicitations—Conditions to the Exchange Offers and Consent Solicitations” including, in the case of the exchange offers for each series of PotashCorp Notes, the receipt of valid consents to the applicable Proposed Amendments from the holders of not less than a majority of the aggregate principal amount of the outstanding notes of such series of PotashCorp Notes, in the case of the exchange offers for each series of Class A Agrium Notes, the receipt of valid consents to the applicable Proposed Amendments from the holders of not less than a majority of the aggregate principal amount of the outstanding Class A Agrium Notes and, in the case of the exchange offers for each series of Class B Agrium Notes, the receipt of valid consents to the applicable Proposed Amendments from the holders of not less than a majority of the aggregate principal amount of the outstanding Class B Agrium Notes (in each case, the “Requisite Consents”). Each exchange offer with respect to a particular series of PotashCorp Notes requires only the Requisite Consent for the notes of that particular series. Each exchange offer with respect to a particular series of Agrium Notes requires only the Requisite Consent of the class to which that series belongs. An exchange offer with respect to a given series of PotashCorp Notes or class of Agrium Notes may be consummated regardless of whether the Requisite Consent is received for any other series of PotashCorp Notes or class of Agrium Notes. We may, at our option and in our sole discretion, waive any such conditions, except the condition that the registration statement of which this prospectus supplement forms a part remains effective under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). All conditions to a particular exchange offer must be satisfied or, where permitted, waived, at or by the Expiration Time.

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Upon or promptly following the Withdrawal Deadline, it is anticipated that PotashCorp and the PotashCorp Trustee and Agrium and the Agrium Trustee will execute and deliver one or more supplemental indentures with respect to each affected series of PotashCorp Notes or Agrium Notes for which the Requisite Consents have been obtained that will, subject to the satisfaction or waiver of the conditions to the exchange offer for such affected series, effectuate the Proposed Amendments with effect from the Settlement Date. Holders of PotashCorp Notes and Agrium Notes will not be given prior notice that PotashCorp and the PotashCorp Trustee or Agrium and the Agrium Trustee, as applicable, are executing a supplemental indenture, and you will not be able to revoke a consent that was delivered with a validly tendered PotashCorp Note or Agrium Note after the execution of the supplemental indenture with respect to that series of PotashCorp Notes or Agrium Notes.

We plan to issue the Nutrien Notes on or about the second business day following the Expiration Time (the “Settlement Date”) in book-entry form only through the facilities of the Depository Trust Company (“DTC”). The PotashCorp Notes and Agrium Notes are not, and the Nutrien Notes will not be, listed on any securities exchange.

These exchange offers are being made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements of Agrium and PotashCorp included in this prospectus supplement or incorporated by reference in the accompanying prospectus have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and they are subject to Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) as applicable. The financial statements of Nutrien included or incorporated by reference in the accompanying prospectus have been prepared in accordance with IFRS and are subject to Canadian generally accepted auditing standards. As a result, they may not be comparable to the financial statements of U.S. companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and Canada. Such consequences may not be described fully herein.

The ability of investors to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, most of our officers and directors and most of the experts named in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein are residents of Canada, and a substantial portion of our and their assets are located outside the United States.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission or similar authority has approved or disapproved of these securities or passed upon the accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Prospective investors should be aware that, during the period of the exchange offers, the registrant or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada, or its provinces or territories.

This investment involves risks. Prior to participating in any of the exchange offers and consenting to the Proposed Amendments, please see the sections entitled “Cautionary Note Regarding Forward-Looking

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Statements” and “Risk Factors” beginning on pages S-3 and S-33 of this prospectus supplement and pages 2 and 3 of the accompanying prospectus, respectively, for a discussion of the risks that you should consider in connection with your investment in the Nutrien Notes and consent to the Proposed Amendments.

There is no market through which the Nutrien Notes may be sold and holders may not be able to resell Nutrien Notes received under this prospectus supplement. This may affect the pricing of the Nutrien Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Nutrien Notes and the extent of issuer regulation. See “Risk Factors—Risks Related to the Nutrien Notes—There is no established trading market through which any series of the Nutrien Notes may be sold and your ability to transfer the Nutrien Notes may be limited.”

If you do not tender your PotashCorp Notes or Agrium Notes and the exchange offers are consummated, the applicable trading market for your outstanding PotashCorp Notes or Agrium Notes may be significantly more limited. See “Risk Factors —Risks Related to the Exchange Offers and Consent Solicitations—The liquidity of the PotashCorp Notes and the Agrium Notes that are not exchanged will be reduced.”

Certain data relating to our mineral reserves and resources incorporated by reference in the accompanying prospectus has been prepared in accordance with Canadian disclosure standards, which differ from U.S. disclosure standards. See “Cautionary Note Regarding Mineral Reserves and Resources” in this prospectus supplement.

None of Nutrien, PotashCorp, Agrium, the Dealer Managers (as defined herein), the Exchange Agent (as defined herein), the Information Agent (as defined herein), the PotashCorp Trustee, the Agrium Trustee, the trustee (the “Nutrien Trustee”) under the Nutrien Indenture (as defined herein) or any other person makes any recommendation as to whether holders of PotashCorp Notes or Agrium Notes should exchange their PotashCorp Notes or Agrium Notes, as applicable, in the exchange offers or deliver consents to the Proposed Amendments, as applicable.

The Dealer Managers for the exchange offers and consent solicitations are:

BofA Merrill Lynch	Morgan Stanley & Co.	RBC Capital Markets

The date of this prospectus supplement is March 12, 2018.

Prospectus Supplement

-i-

IMPORTANT NOTICE ABOUT INFORMATION IN

THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is provided in two parts. The first part is this prospectus supplement, which describes certain terms of the exchange offers and consent solicitations and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference therein. The second part, the accompanying prospectus, as it may be amended or supplemented from time to time, gives more general information, some of which may not apply to the exchange offers and consent solicitations. Defined terms or abbreviations used in this prospectus supplement that are not defined herein have the meaning ascribed to them in the accompanying prospectus.

This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the exchange offers and consent solicitations referenced herein. Other documents are also incorporated by reference or deemed to be incorporated by reference into the accompanying prospectus. See “Documents Incorporated by Reference” and “Where You Can Find More Information” in this prospectus supplement.

If the description of the Nutrien Notes or any other information varies between this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus, you should rely on the information in this prospectus supplement.

We are responsible for the information contained in this prospectus supplement and contained or incorporated by reference in the accompanying prospectus. We have not, and the Dealer Managers have not, authorized any other person to provide you with additional or different information. We take no responsibility for, and can provide no assurance as to the reliability of, any other information. We are not making an offer of Nutrien Notes in any jurisdiction where such offer is not permitted by law. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus, any documents incorporated by reference in the accompanying prospectus or any free-writing prospectus prepared by us or on our behalf to which we may have referred you, is accurate as of any date other than the date on the front of those documents, as our business, operating results, financial condition and prospects may have changed since that date.

It is important for you to read and consider all information contained or incorporated by reference in the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you in “Documents Incorporated by Reference” and “Where You Can Find More Information” in this prospectus supplement and the accompanying prospectus.

Information on or connected to our website, even if referred to in a document incorporated by reference in the accompanying prospectus, does not constitute part of this prospectus supplement or the accompanying prospectus and is not incorporated by reference therein.

In this prospectus supplement, unless otherwise stated or the context otherwise requires, references to “Nutrien,” the “Company,” “we,” “us” and “our” refer to Nutrien Ltd., a corporation organized under the laws of Canada; references to “PotashCorp” refer to Potash Corporation of Saskatchewan Inc., a corporation organized under the laws of Canada and currently a wholly owned subsidiary of Nutrien; references to “Agrium” refer to Agrium Inc., a corporation organized under the laws of Canada and currently a wholly owned subsidiary of Nutrien; references to the “Arrangement” refer to the merger of equals transaction completed by way of a plan of arrangement under the Canada Business Corporations Act (the “CBCA”) pursuant to the arrangement agreement, dated as of September 11, 2016, between PotashCorp and Agrium (the “Arrangement Agreement”). Pursuant to the Arrangement Agreement, effective as of January 1, 2018, each of PotashCorp and Agrium became a wholly owned subsidiary of Nutrien, which was formed to manage and hold the combined businesses of PotashCorp and Agrium.

CURRENCY REFERENCES; EXCHANGE RATE INFORMATION

In this prospectus supplement, references to “dollars”, “$”, and “U.S.$” are to U.S. dollars, and references to “Cdn.$” are to Canadian dollars. The exchange rate between the Canadian dollar and the U.S. dollar used in this prospectus supplement varies depending on the date and context of the information contained herein.

The following table sets forth (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated, (ii) the average exchange rates during such periods, and (iii) the high and low exchange rates during each period, in each case based on the Bank of Canada daily average exchange rate for U.S. dollars.

	Year Ended December 31,
	2017	2016	2015
Rate at end of period	0.7971	0.7448	0.7225
Average rate for period	0.7708	0.7557	0.7834
High for period	0.8245	0.7977	0.8511
Low for period	0.7276	0.6869	0.7161

On March 9, 2018, the rate of exchange for the Canadian dollar, expressed in U.S. dollars, based on the Bank of Canada daily average exchange rate for U.S. dollars, was Cdn. $1.00 = U.S.$0.7788.

NON-IFRS MEASURES

The documents incorporated by reference in the accompanying prospectus refer to certain financial measures that are not determined in accordance with IFRS or U.S. generally accepted accounting principles (“U.S. GAAP”), including the financial measures “cash flow” and “cash flow return” in respect of PotashCorp and “cash operating coverage ratio,” “cash selling and general and administrative expenses,” “normalized comparable store sales,” “consolidated and business unit net earnings (loss) before finance costs, income taxes, depreciation and amortization, and net earnings (loss) from discontinued operations” (“EBITDA”), “EBITDA to sales,” “wholesale measures that include Agrium’s proportionate share of results of joint ventures: sales, cost of product sold, gross profit” and “cash cost of product manufactured” in respect of Agrium. These financial measures do not have standardized meanings prescribed by IFRS or U.S. GAAP and may not be comparable to similar measures presented by other companies. These financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS or U.S. GAAP, but we believe these financial measures are useful in providing relative performance and measuring change. Definitions of non-IFRS financial measures used by PotashCorp and Agrium are found under the heading “Non-IFRS Financial Measures in MD&A” in the PotashCorp MD&A (as defined herein) and under the heading “Non-IFRS Financial Measures” in the Agrium MD&A (as defined herein).

PRESENTATION OF FINANCIAL INFORMATION

The financial statements and information included in this prospectus supplement and incorporated by reference in the accompanying prospectus have been prepared in accordance with IFRS, which differs from U.S. GAAP. Therefore, such financial statements and information may not be comparable to financial statements and information prepared in accordance with U.S. GAAP. The financial statements and information included in this prospectus supplement and incorporated by reference in the accompanying prospectus are presented in U.S. dollars, which is our presentation and functional currency.

CAUTIONARY NOTE REGARDING MINERAL RESERVES AND RESOURCES

As permitted by the multijurisdictional disclosure system adopted by the United States and Canada, technical disclosure regarding our mineral reserves and resources incorporated by reference in the accompanying prospectus (the “Technical Disclosure”) has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Without limiting the foregoing, the Technical Disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserves and resources estimates contained in the Technical Disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the mineral reserves and resources disclosure requirements of the SEC, and mineral reserves and resources information contained in the Technical Disclosure may not be comparable to similar information disclosed by companies subject to reporting and disclosure requirements under U.S. federal securities laws.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed by U.S. domestic issuers with the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and other information included in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference therein constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws, including provincial securities legislation (collectively, “forward-looking statements”). Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “project”, “forecast”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would” and “could” and other similar expressions. These forward-looking statements include, but are not limited to, references to:

•	our corporate goals and business strategies, including plans for implementing them;

•	integration plans in respect of the Arrangement and other completed and future acquisitions, and any expected synergies therefrom and benefits thereof;

•	continued growth in free cash flow and anticipated returns to our shareholders through dividends;

•	key drivers for our business and industry trends;

•	market outlook, including supply and demand for potash, nitrogen and phosphate and in the fertilizer, sulfur and petrochemical markets, future product and input prices, and other expected economic, legal and business conditions;

•	estimates, forecasts and statements as to management’s expectations with respect to our current and future expansion projects and the impact of such expansion projects on our operations;

•	future capital expenditures and requirements, existing or planned acquisitions, expansion and growth of our business and operations, including the development of new markets and products, and long-term obligations;

•	our ability to meet our capital requirements, including the ability to expand existing sources of financing or to access other sources of financing, and meet debt repayment and future obligations;

•	divestiture of our minority equity interests in Arab Potash Company and Sociedad Química y Minera de Chile S.A.;

•	availability of raw materials;

•	risk mitigation activities;

•	anticipated environmental remediation liabilities, asset retirement obligations and civil liabilities;

•	expected compliance with environmental requirements and associated costs, as well as the installation and timing of emissions reduction technology and impact thereof on our operations; and

•	reserves and resources estimates relating to our potash operations, including mine life estimates, and our ability to sustain projected potash production and achieve expected reductions in cost of production.

You should review the cautionary notes regarding forward-looking statements contained in the documents incorporated by reference in the accompanying prospectus in relation to forward-looking statements made in such documents. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in this prospectus supplement, in the accompanying prospectus and in any documents incorporated by reference therein, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. All of the forward-looking statements contained in this prospectus supplement, in the accompanying prospectus and in any document incorporated by reference therein, are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions. The key assumptions that have been made in connection with the forward-looking statements are set forth in this prospectus supplement or in the relevant documents incorporated by reference in the accompanying prospectus, as applicable.

The above items and their possible impact are discussed more fully in the “Risk Factors” section of the accompanying prospectus, under the “Risk Factor” headings of the PotashCorp AIF and Agrium AIF (each as defined herein), and in the relevant parts of the PotashCorp MD&A and Agrium MD&A. Consequently, all of the forward-looking statements made in this prospectus supplement and made or incorporated by reference in the accompanying prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Except as required by law, we undertake no obligation to update or revise forward-looking statements even if circumstances or management’s estimates or opinions should change. Accordingly, investors should not place undue reliance on forward-looking statements.

IMPORTANT TIMES AND DATES

Please take note of the following important times and dates in connection with the exchange offers and consent solicitations. These dates assume no extension of the Early Tender Time, the Withdrawal Deadline or the Expiration Time applicable to a particular exchange offer and consent solicitation.

Date	Time and Calendar Date	Event

Commencement Date	March 12, 2018	The commencement of the exchange offers and consent solicitations.

Early Tender Time	5:00 p.m., New York City time, on March 23, 2018, unless extended with respect to one or more exchange offers and consent solicitations.

The deadline for holders to tender PotashCorp Notes and Agrium Notes and consent to the Proposed Amendments in order to be eligible to receive the applicable Total Consideration for such PotashCorp Notes and Agrium Notes accepted for exchange in the exchange offers and consent solicitations.

Nutrien reserves the right to extend the Early Tender Time with respect to any particular exchange offer and consent solicitation without extending the Withdrawal Deadline.

Withdrawal Deadline	Early Tender Time, unless extended with respect to a particular exchange offer and consent solicitation.

The deadline for holders who validly tendered PotashCorp Notes and Agrium Notes to validly withdraw such PotashCorp Notes and Agrium Notes and validly revoke their consent to the Proposed Amendments, except in certain limited circumstances as set forth herein.

If valid consents sufficient to effect Proposed Amendments are received with respect to a series of PotashCorp Notes, we expect that PotashCorp and the PotashCorp Trustee will execute and deliver a supplemental indenture with respect to such series of PotashCorp Notes that will implement the Proposed Amendments with effect from the Settlement Date.

If valid consents sufficient to effect the Proposed Amendments to the Class A Agrium Notes or the Class B Agrium Notes are received, we expect that Agrium and the Agrium Trustee will execute and deliver a supplemental indenture with respect to each series of Class A Agrium Notes or Class B

Date	Time and Calendar Date	Event

Agrium Notes, as applicable, that will implement the Proposed Amendments with respect to the applicable series of notes with effect from the Settlement Date.

Expiration Time	12:00 midnight (the last minute of the day), New York City time, on April 6, 2018, unless extended with respect to a particular exchange offer and consent solicitation.	The deadline for holders to tender PotashCorp Notes and Agrium Notes in order to be eligible to receive the Exchange Consideration for PotashCorp Notes and Agrium Notes, as applicable, accepted for exchange in the exchange offers and consent to the applicable Proposed Amendments in the consent solicitations.

Settlement Date	Promptly after the Expiration Time and is expected to be the second business day after the Expiration Time.	Nutrien will deposit with DTC, upon the direction of the Exchange Agent, the Nutrien Notes to be delivered in exchange for the PotashCorp Notes and Agrium Notes accepted for exchange, together with an amount of cash sufficient to pay the cash component of the applicable Total Consideration or Exchange Consideration, as the case may be, payable in respect of such exchanged PotashCorp Notes and Agrium Notes.

SUMMARY

This summary highlights selected information included, or incorporated by reference, in this prospectus supplement and the accompanying prospectus, but does not contain all the information that may be important to you. To understand the exchange offers and consent solicitations fully, you should carefully consider all of the information set forth in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein, including the financial statements and the related notes. Please also see the section entitled “Where You Can Find More Information.” We have included references to other portions of this prospectus supplement to direct you to a more complete description of the topics presented in this summary. You should also read the sections entitled “Risk Factors” beginning on page S-33 in this prospectus supplement and page 3 in the accompanying prospectus for more information about important risks that you should consider before making an investment decision in any of the exchange offers and consent solicitations.

Our Company

Nutrien Ltd. is a corporation organized under the CBCA on June 2, 2017 for the sole purpose of participating in the Arrangement. Effective January 1, 2018, pursuant to the merger of equals transaction contemplated by the Arrangement Agreement between PotashCorp and Agrium, PotashCorp and Agrium became indirect, wholly owned subsidiaries of Nutrien pursuant to a plan of arrangement under the CBCA. Following the amalgamation of Agrium and Agrium AcquisitionCo ULC, indirectly through a series of internal steps and effective as of February 1, 2018, Agrium became a direct wholly owned subsidiary of Nutrien. Nutrien holds all of the outstanding shares of PotashCorp through PotashCorp AcquisitionCo ULC.

We are the world’s largest provider of crop inputs and services, producing and marketing the three primary crop nutrients: potash, nitrogen and phosphate. We are the largest producer of potash worldwide by capacity, and the third largest natural resource company in Canada by market capitalization. In 2017, we estimate that combined PotashCorp and Agrium potash operations represented approximately 23% of global potash capacity, nitrogen operations represented 3% of global nitrogen production capacity and phosphate operations represented 4% of global phosphate production capacity. We service our customers through an extensive infrastructure and storage and distribution network, supplied by 30 wholly owned production facilities. Our diverse and complementary portfolio of high-quality potash, nitrogen and phosphate production assets is complemented by our leading global crop inputs retail distribution network.

New Nutrien Credit Facility

On March 9, 2018, Nutrien received commitments from a group of lenders, led by The Bank of Nova Scotia, Canadian Imperial Bank of Commerce, Royal Bank of Canada, Bank of Montreal and TD Securities, with The Bank of Nova Scotia acting as Administrative Agent (the “Credit Facility Refinancing”), to replace each of (1) the existing unsecured credit facility of PotashCorp, which provides for available borrowings by PotashCorp from time to time of $3.5 billion, and (2) certain existing unsecured credit facilities of Agrium, which provide for available borrowings by Agrium from time to time of $2.5 billion, with a new Nutrien revolving credit facility (the “Nutrien Credit Facility”) providing for available borrowings by Nutrien from time to time of $4.5 billion (the “Credit Facility Commitments”). See the section entitled “Description of Other Indebtedness” in this prospectus supplement for a description of expected terms of the Nutrien Credit Facility.

Completion of the Credit Facility Refinancing is expected to occur simultaneously with the consummation of the exchange offers and consent solicitations. The Credit Facility Commitments provide that specified conditions must be satisfied or waived by the lenders prior to completion of the Credit Facility Refinancing, including consummation of the exchange offers in a manner that complies with the agreed terms of the Nutrien Credit Facility. Completion of the Credit Facility Refinancing is a condition to the consummation of the exchange offers and consent solicitations and, accordingly, the consummation of each of the exchange offers is conditional upon the Credit Facility Refinancing condition being met. That condition cannot be waived by Nutrien unless the condition described above is also waived by the lenders to be party to the Nutrien Credit Facility. See the section entitled “The Exchange Offers and Consent Solicitations—Conditions to the Exchange Offers and Consent Solicitations.”

Organizational Structure Chart

The following depicts the high-level organizational structure of Nutrien as of the date of this prospectus supplement:

The following depicts the expected high-level organizational structure of Nutrien after the consummation of the exchange offers (assuming all of the PotashCorp Notes and Agrium Notes are validly tendered for exchange) and gives effect to the Nutrien Credit Facility (as defined herein):

Questions and Answers about the Exchange Offers and Consent Solicitations

Q:	Why is Nutrien making the exchange offers and conducting the consent solicitations?

A:	Nutrien is making the exchange offers to simplify its capital structure, to give existing holders of PotashCorp Notes and Agrium Notes the option to receive notes issued by Nutrien and to streamline the reporting obligations of Nutrien and all of its subsidiaries, including PotashCorp and Agrium. Nutrien is conducting the consent solicitations to, among other things, eliminate certain covenants and event of default provisions under the Indentures, the PotashCorp Notes and the Agrium Notes. Consummation of the exchange offers and consent solicitations is expected to ease administration of Nutrien’s consolidated indebtedness.

Q:	What will I receive if I tender my PotashCorp Notes or Agrium Notes in the exchange offers and consent solicitations?

A:	Subject to the conditions described in this prospectus supplement, for each PotashCorp Note and Agrium Note that is validly tendered prior to 12:00 midnight (the last minute of the day), New York City time, on April 6, 2018, and not validly withdrawn, you will be eligible to receive a Nutrien Note of the applicable series (as designated in the table below), which will accrue interest at the same annual interest rate and have the same interest payment dates, same redemption terms and same maturity date as the PotashCorp Note or Agrium Note for which it was exchanged. Specifically:

•	in exchange for each $1,000 principal amount of PotashCorp Notes and Agrium Notes that is validly tendered prior to 5:00 p.m., New York City time, on March 23, 2018, and not validly withdrawn, holders will receive the Total Consideration, which consists of $1,000 principal amount of Nutrien Notes, including the Early Participation Premium of $50 principal amount of Nutrien Notes, and the Consent Fee; and

•	in exchange for each $1,000 principal amount of PotashCorp Notes and Agrium Notes that is validly tendered after the Early Tender Time but prior to the Expiration Time, and not validly withdrawn, holders will receive only the Exchange Consideration, which consists of $950 principal amount of Nutrien Notes and the Consent Fee.

The Nutrien Notes will be issued under and governed by the terms of the Nutrien Indenture described under “The Exchange Offers and Consent Solicitations—Terms of the Exchange Offers and Consent Solicitations.” Each series of Nutrien Notes will be issued in the same minimum denomination as the corresponding series of PotashCorp Notes or Agrium Notes, as applicable, for which they are being offered in exchange ($1,000 or $2,000 in principal amount and integral multiples of $1,000 in excess thereof, as applicable), other than as described below. See “Description of Nutrien Notes—General.” In order to be eligible to receive Nutrien Notes pursuant to any particular exchange offer, a holder must validly offer for exchange an amount of the applicable PotashCorp Notes or Agrium Notes at least equal to such minimum denomination. If, with respect to any tender of PotashCorp Notes or Agrium Notes of a particular series, Nutrien would be required to issue a Nutrien Note in a denomination other than $1,000, $2,000 or an integral multiple of $1,000 in excess thereof, Nutrien will, in lieu of such issuance:

•	issue a Nutrien Note in a principal amount that has been rounded down to the nearest lesser integral multiple of $1,000 or $2,000, as applicable; and

•	pay a cash amount equal to:

•	the difference between (i) the principal amount of the Nutrien Notes to which the tendering holder would otherwise be entitled and (ii) the principal amount of the Nutrien Notes actually issued in accordance with this paragraph; plus

•	accrued and unpaid interest on the principal amount representing such difference to, but excluding, the Settlement Date. However, you will not receive any payment for interest on this cash amount or any accrued or unpaid amount by reason of any delay on the part of the Exchange Agent in making delivery or payment to the holders entitled thereto or any delay in the allocation or crediting of securities or monies received by DTC to participants in DTC or in the allocation or crediting of securities or monies received by participants to beneficial owners. In no event will Nutrien be liable for interest or damages in relation to any delay or failure of payment to be remitted to any holder.

Except as otherwise set forth above, instead of receiving a payment for accrued interest on PotashCorp Notes or Agrium Notes that you exchange, the Nutrien Notes you receive in exchange for such PotashCorp Notes or Agrium Notes will accrue interest from (and including) the most recent interest payment date on such PotashCorp Notes or Agrium Notes; provided that, with respect to any tendered PotashCorp Notes or Agrium Notes that have a regular record date falling prior to the Expiration Time with respect to an interest payment date occurring after the Settlement Date, any such interest will be deemed to have been paid with respect to the applicable PotashCorp Notes or Agrium Notes, and interest on the Nutrien Notes that are exchanged for such PotashCorp Notes and Agrium Notes will accrue from (and including) such interest payment date. Except as set forth above, no accrued but unpaid interest will be paid with respect to PotashCorp Notes or Agrium Notes tendered for exchange.

You may not consent to the Proposed Amendments without tendering your PotashCorp Notes or Agrium Notes in the applicable exchange offer, and you may not tender your PotashCorp Notes or Agrium Notes for exchange without consenting to the Proposed Amendments with respect to that specific series of PotashCorp Notes or class of Agrium Notes. By tendering PotashCorp Notes or Agrium Notes for exchange, you will be deemed to have validly delivered your consent to the Proposed Amendments with respect to that specific series of PotashCorp Notes or class of Agrium Notes, as further described under “The Proposed Amendments.” If you validly tender PotashCorp Notes or Agrium Notes before the Withdrawal Deadline, you may revoke your consent with respect to such PotashCorp Notes or Agrium Notes at any time prior to the Withdrawal Deadline by withdrawing the PotashCorp Notes or Agrium Notes you have tendered.

If you validly tender PotashCorp Notes or Agrium Notes before the Early Tender Time, you may validly withdraw your tender in respect of such PotashCorp Notes or Agrium Notes at any time before the Withdrawal Deadline, but you will not receive the Early Participation Premium unless you validly re-tender such notes before the Early Tender Time. If the valid withdrawal of your tender occurs before the Early Tender Time, your consent in respect of such notes will also be revoked, and you will not receive the Consent Fee unless you validly re-tender such notes before the Expiration Time. Tenders of PotashCorp Notes and Agrium Notes, and the corresponding consents to the Proposed Amendments, may not be withdrawn after the Withdrawal Deadline.

Upon or promptly following the Withdrawal Deadline, it is anticipated that PotashCorp and the PotashCorp Trustee and Agrium and the Agrium Trustee will execute and deliver one or more supplemental indentures with respect to each affected series of PotashCorp Notes or Agrium Notes for which the Requisite Consents have been obtained that will, subject to the satisfaction or waiver of the conditions to the exchange offer for such affected series, effectuate the Proposed Amendments with effect from the Settlement Date. Holders of PotashCorp Notes and Agrium Notes will not be given prior notice that PotashCorp and the PotashCorp Trustee or Agrium and the Agrium Trustee, as applicable, are executing a supplemental indenture, and you will not be able to revoke a consent that was delivered with a validly tendered PotashCorp Note or Agrium Note after the execution of the supplemental indenture with respect to that series of PotashCorp Notes or Agrium Notes.

In the exchange offers, Nutrien is offering in exchange for a holders’ outstanding PotashCorp Notes and Agrium Notes, as applicable, the following Nutrien Notes and cash consideration:

Aggregate Principal Amount	The PotashCorp Notes	CUSIP No.	The Nutrien Notes	Exchange Consideration (1)(2)		Early Participation Premium (1)(2)	Total Consideration (1)(2)(3)
				Nutrien Notes (principal amount)	Cash	Nutrien Notes (principal amount)	Nutrien Notes (principal amount)	Cash
$500,000,000	6.500% Senior Notes due 2019	73755LAF4	6.500% Senior Notes due 2019	$950	$1	$50	$1,000	$1

$500,000,000	4.875% Senior Notes due 2020	73755LAH0	4.875% Senior Notes due 2020	$950	$1	$50	$1,000	$1

$750,000,000	3.625% Senior Notes due 2024	73755LAL1	3.625% Senior Notes due 2024	$950	$1	$50	$1,000	$1

$500,000,000	3.000% Senior Notes due 2025	73755LAM9	3.000% Senior Notes due 2025	$950	$1	$50	$1,000	$1

$500,000,000	4.000% Senior Notes due 2026	73755LAN7	4.000% Senior Notes due 2026	$950	$1	$50	$1,000	$1

$500,000,000	5.875% Senior Notes due 2036	73755LAD9	5.875% Senior Notes due 2036	$950	$1	$50	$1,000	$1

$500,000,000	5.625% Senior Notes due 2040	73755LAK3	5.625% Senior Notes due 2040	$950	$1	$50	$1,000	$1

Aggregate Principal Amount	The Agrium Notes	CUSIP No.	The Nutrien Notes	Exchange Consideration (1)(2)		Early Participation Premium (1)(2)	Total Consideration (1)(2)(3)
				Nutrien Notes (principal amount)	Cash	Nutrien Notes (principal amount)	Nutrien Notes (principal amount)	Cash
$500,000,000	6.750% Debentures due 2019	008916AH1	6.750% Senior Notes due 2019	$950	$1	$50	$1,000	$1
$500,000,000	3.150% Debentures due 2022	008916AK4	3.150% Senior Notes due 2022	$950	$1	$50	$1,000	$1
$500,000,000	3.500% Debentures due 2023	008916AL2	3.500% Senior Notes due 2023	$950	$1	$50	$1,000	$1
$550,000,000	3.375% Debentures due 2025	008916AP3	3.375% Senior Notes due 2025	$950	$1	$50	$1,000	$1
$125,000,000	7.800% Debentures due 2027	008916AC2	7.800% Senior Notes due 2027	$950	$1	$50	$1,000	$1
$450,000,000	4.125% Debentures due 2035	008916AQ1	4.125% Senior Notes due 2035	$950	$1	$50	$1,000	$1

Aggregate Principal Amount	The Agrium Notes	CUSIP No.	The Nutrien Notes	Exchange Consideration (1)(2)		Early Participation Premium (1)(2)	Total Consideration (1)(2)(3)
				Nutrien Notes (principal amount)	Cash	Nutrien Notes (principal amount)	Nutrien Notes (principal amount)	Cash
$300,000,000	7.125% Debentures due 2036	008916AG3	7.125% Senior Notes due 2036	$950	$1	$50	$1,000	$1
$500,000,000	6.125% Debentures due 2041	008916AJ7	6.125% Senior Notes due 2041	$950	$1	$50	$1,000	$1
$500,000,000	4.900% Debentures due 2043	008916AM0	4.900% Senior Notes due 2043	$950	$1	$50	$1,000	$1
$500,000,000	5.250% Debentures due 2045	008916AN8	5.250% Senior Notes due 2045	$950	$1	$50	$1,000	$1

(1)	Consideration per $1,000 principal amount of PotashCorp Notes or Agrium Notes, as applicable, validly tendered and accepted, subject to any rounding as described herein.
(2)	The term “Nutrien Notes” in this column refers, in each case, to the series of Nutrien Notes corresponding to the series of PotashCorp Notes or Agrium Notes, as applicable, of like maturity and coupon set forth in the applicable row.
(3)	Includes the Early Participation Premium for PotashCorp Notes and Agrium Notes validly tendered prior to the Early Tender Time described below and not validly withdrawn.

Q:	What are the Proposed Amendments?

A:	The Proposed Amendments will, among other things, eliminate certain covenants and event of default provisions under the Indentures, the PotashCorp Notes and the Agrium Notes.

If the Requisite Consents with respect to any particular series of PotashCorp Notes under the PotashCorp Indenture have been received and have not been validly revoked prior to the Expiration Time, assuming all other conditions of the exchange offer and consent solicitation are satisfied or waived, as applicable, with respect to such series of PotashCorp Notes, all of the sections or provisions listed below under the PotashCorp Indenture or PotashCorp Notes, as applicable, will be deleted:

•	Clauses (d), (e), (f) and (g) (covenant or warranty breaches, defaults related to certain bankruptcy events and judgments, payment default and cross-default of other indebtedness) of Section 5.01 of the PotashCorp Indenture—Events of Default;

•	Section 7.04 of the PotashCorp Indenture—Reports by PCS;

•	Article VIII of the PotashCorp Indenture—Consolidation, Merger, Sale, Lease or Conveyance;

•	Section 10.05 of the PotashCorp Indenture—Statement as to Compliance;

•	Section 10.07 of the PotashCorp Indenture—Limitation on Liens;

•	Section 10.08 of the PotashCorp Indenture—Limitation on Sale and Leaseback Transactions;

•	Clauses (b), (c), (g) and (i) (specifying certain conditions to legal defeasance) of Section 14.04 of the PotashCorp Indenture—Conditions to Defeasance or Covenant Defeasance; and

•	the provisions of the series of PotashCorp Notes that provide for an offer to repurchase such notes upon a Change of Control Triggering Event (as such term is defined in the PotashCorp Notes).

If the Requisite Consents with respect to the Class A Agrium Notes under the 1997 Agrium Indenture have been received and have not been validly revoked prior to the Expiration Time, assuming all other conditions of the exchange offer and consent solicitation are satisfied or waived, as applicable, with respect to such Class A Agrium Notes, all of the sections or provisions listed below, to the extent applicable, under the 1997 Agrium Indenture will be deleted:

•	Clauses (4), (5), (6) and (7) (relating to covenant or warranty breaches, defaults related to certain bankruptcy events and judgments, payment default and cross-default of other indebtedness) of Section 501 of the 1997 Agrium Indenture—Events of Default;

•	Article VIII of the 1997 Agrium Indenture—Consolidation, Merger, Sale, Lease or Conveyance;

•	Section 1004 of the 1997 Agrium Indenture—Statement as to Compliance;

•	Section 1005 of the 1997 Agrium Indenture—Payment of Taxes and Other Claims;

•	Section 1006 of the 1997 Agrium Indenture—Maintenance of Properties;

•	Section 1008 of the 1997 Agrium Indenture – Limitation on Debt of Agrium Partnership;

•	Section 1009 of the 1997 Agrium Indenture—Limitation on Liens;

•	Section 1010 of the 1997 Agrium Indenture—Limitation on Sale/Leaseback Transactions;

•	Section 1011 of the 1997 Agrium Indenture—Provision of Financial Information; and

•	Clauses (2), (3), (4), (8) and (10) (specifying certain conditions to legal defeasance) of Section 1404 of the 1997 Agrium Indenture—Conditions to Defeasance or Covenant Defeasance.

If the Requisite Consents with respect to the Class B Agrium Notes under the 2006 Agrium Indenture have been received and have not been validly revoked prior to the Expiration Time, assuming all other conditions of the exchange offers and consent solicitations are satisfied or waived, as applicable, with respect to such Class B Agrium Notes, all of the sections or provisions listed below, to the extent applicable, under the 2006 Agrium Indenture or Class B Agrium Notes will be deleted:

•	Clauses (4), (5), (6) and (7) (relating to covenant or warranty breaches, defaults related to certain bankruptcy events and judgments, payment default and cross-default of other indebtedness) of Section 501 of the 2006 Agrium Indenture—Events of Default;

•	Article VIII of the 2006 Agrium Indenture—Consolidation, Merger, Sale, Lease or Conveyance;

•	Section 1004 of the 2006 Agrium Indenture—Statement as to Compliance;

•	Section 1005 of the 2006 Agrium Indenture—Payment of Taxes and Other Claims;

•	Section 1006 of the 2006 Agrium Indenture—Maintenance of Properties

•	Section 1008 of the 2006 Agrium Indenture—Limitation on Liens;

•	Section 1009 of the 2006 Agrium Indenture—Limitation on Sale/Leaseback Transactions;

•	Section 1010 of the 2006 Agrium Indenture—Provision of Financial Information;

•	Clauses (2), (3), (4), (8) and (10) (specifying certain conditions to legal defeasance) of Section 1404 of the 2006 Agrium Indenture—Conditions to Defeasance or Covenant Defeasance; and

•	the provisions of series of the Class B Agrium Notes that provide for an offer to repurchase such notes upon a Change of Control Triggering Event (as such term is defined in the Class B Agrium Notes).

Conforming Changes, etc. The Proposed Amendments would amend the Indentures, the PotashCorp Notes, the Agrium Notes and any exhibits thereto, to make certain conforming or other changes, including modification or deletion of certain definitions and cross-references. By consenting to the Proposed Amendments, you will be deemed to have waived any default, event of default or other consequence under the relevant Indenture for failure to comply with the terms of the provisions identified above (whether before or after the date of the supplemental indenture effecting the Proposed Amendments).

The elimination or modification of the covenants contemplated by the Proposed Amendments would, among other things, permit Nutrien and its subsidiaries to take actions that could be adverse to the interests of the holders of the PotashCorp Notes and Agrium Notes outstanding after the Expiration Time but would not be similarly adverse to the interests of the holders of the Nutrien Notes. See “Description of the Differences Between the Nutrien Notes and the PotashCorp Notes and Agrium Notes,” “The Exchange Offers and Consent Solicitations,” “The Proposed Amendments” and “Description of Nutrien Notes.”

Q:	What are the consequences of not participating in the exchange offers and consent solicitations prior to the Early Tender Time?

A:	Holders that fail to tender their PotashCorp Notes or Agrium Notes (and thereby fail to deliver valid and unrevoked consents) prior to the Early Tender Time but who do so prior to the Expiration Time will receive the Exchange Consideration, which consists of $950 principal amount of Nutrien Notes and the Consent Fee, but will not receive the Early Participation Premium, which consists of $50 principal amount of Nutrien Notes, for each $1,000 principal amount of tendered PotashCorp Notes or Agrium Notes accepted for exchange.

If you validly tender PotashCorp Notes or Agrium Notes before the Early Tender Time, you may validly withdraw your tender in respect of such PotashCorp Notes or Agrium Notes at any time before the Withdrawal Deadline, but you will not receive the Early Participation Premium unless you validly re-tender such notes before the Early Tender Time. If the valid withdrawal of your tender occurs before the Early Tender Time, your consent in respect of such notes will also be revoked, and you will not receive the Consent Fee unless you validly re-tender such notes before the Expiration Time. Tenders of PotashCorp Notes and Agrium Notes, and the corresponding consents to the Proposed Amendments, may not be withdrawn after the Withdrawal Deadline.

Upon or promptly following the Withdrawal Deadline, it is anticipated that PotashCorp and the PotashCorp Trustee and Agrium and the Agrium Trustee, as applicable, will execute and deliver one or more supplemental indentures with respect to each affected series of PotashCorp Notes or Agrium Notes for which the Requisite Consents have been obtained that will, subject to the satisfaction or waiver of the conditions to the exchange offer for such affected series, effectuate the Proposed Amendments with effect from the Settlement Date. Holders of PotashCorp Notes and Agrium Notes will not be given prior notice that PotashCorp and the PotashCorp Trustee or Agrium and the Agrium Trustee, as applicable, are executing a supplemental indenture, and you will not be able to revoke a consent that was delivered with a validly tendered PotashCorp Note or Agrium Note after the execution of the supplemental indenture with respect to that series of PotashCorp Notes or Agrium Notes.

Q:	What are the consequences of not participating in the exchange offers and consent solicitations at all?

A:	If the Proposed Amendments have been adopted with respect to a particular series of PotashCorp Notes or class of Agrium Notes, the amendments will apply to all PotashCorp Notes and Agrium Notes of that series or class, as applicable, that are not validly tendered and accepted in the applicable exchange offer, even though the holders of those PotashCorp Notes and Agrium Notes did not consent to the Proposed Amendments. As a result, if the Proposed Amendments are adopted with respect to a particular series of PotashCorp Notes or class of Agrium Notes and you continue to hold PotashCorp Notes or Agrium Notes of that series or class, your PotashCorp Notes or Agrium Notes of that series or class will be governed by the relevant Indenture as amended by the Proposed Amendments, which will have different terms and afford significantly reduced protections to the holders of those securities compared to those currently applicable to the PotashCorp Notes or Agrium Notes or those applicable to the Nutrien Notes. In particular, holders of any series of PotashCorp Notes or class of Agrium Notes in respect of which the Proposed Amendments have been adopted will no longer be entitled to the benefits of various covenants, event of default provisions, provisions requiring us to make an offer to repurchase notes following a change of control in specified circumstances, and other provisions.

In addition, it is expected that certain credit ratings assigned to the PotashCorp Notes and Agrium Notes that remain outstanding will be withdrawn upon the consummation of the exchange offers. The trading market for any remaining PotashCorp Notes and Agrium Notes will be more limited than it is at present, and the smaller outstanding principal amount of such notes may make the trading price of the PotashCorp Notes and Agrium Notes that are not tendered and accepted more volatile. Consequently, the liquidity, market value and price volatility of PotashCorp Notes and Agrium Notes that remain outstanding may be materially and adversely affected. Therefore, if your PotashCorp Notes and Agrium Notes are not tendered and accepted in the applicable exchange offer, it may become more difficult for you to sell or transfer your PotashCorp Notes and Agrium Notes.

See “Risk Factors—Risks Related to the Exchange Offers and the Consent Solicitations—The Proposed Amendments will afford reduced protection to remaining holders of PotashCorp Notes and Agrium Notes.”

Q:	How do the PotashCorp Notes and Agrium Notes differ from the Nutrien Notes to be issued in the exchange offers?

A:

The PotashCorp Notes and Agrium Notes are the obligations solely of PotashCorp and Agrium, respectively, and are governed by the relevant Indentures. The Nutrien Notes will be the obligations solely of Nutrien and will be governed by the Nutrien Indenture. The PotashCorp Indenture, the Agrium Indentures and the Nutrien Indenture are substantially similar, but differ in certain significant respects, as described below under “Description of the Differences Between the Nutrien Notes and the PotashCorp Notes and Agrium Notes,” and such differences will increase materially in respect of any series of notes in the event the Proposed Amendments become effective in respect thereof.

Q:	What is the ranking of the Nutrien Notes?

A:	The Nutrien Notes will be unsecured, unsubordinated obligations of Nutrien, will rank equally in right of payment with all other existing and future unsubordinated indebtedness and other obligations of Nutrien and will be effectively subordinated in right of payment to all of our existing and any future secured indebtedness and other obligations of Nutrien (to the extent of the value of the collateral securing such indebtedness).

The Nutrien Notes will also be structurally subordinated to all obligations of the subsidiaries of Nutrien with respect to the assets of such subsidiaries (including PotashCorp and Agrium).

As of February 28, 2018, Nutrien had no outstanding indebtedness other than intercompany indebtedness and we do not expect to incur any additional indebtedness prior to the consummation of the exchange offers and of the Credit Facility Refinancing. As of February 28, 2018, our consolidated subsidiaries (including PotashCorp and Agrium) had approximately $9.384 billion of total indebtedness, PotashCorp had approximately $4.020 billion of indebtedness (including $3.750 billion aggregate principal amount of PotashCorp Notes proposed to be exchanged for the Nutrien Notes), and Agrium had approximately $5.365 billion of indebtedness (including $4.425 billion aggregate principal amount of Agrium Notes proposed to be exchanged for the Nutrien Notes). See “Risk Factors—Risks Related to the Nutrien Notes—The Nutrien Notes are obligations of Nutrien only, but our operations are conducted through, and a substantial portion of our consolidated assets are held by, our subsidiaries.”

As of February 28, 2018, after giving effect to the Credit Facility Refinancing, the replacement of PotashCorp’s and Agrium’s commercial paper with Nutrien’s commercial paper under the Nutrien Commercial Paper Facility (as described under “Description of Other Indebtedness—Nutrien Commercial Paper Facility”) and completion of the exchange offers and assuming all of the PotashCorp Notes and Agrium Notes are validly tendered for exchange for Nutrien Notes before the Early Tender Time and accepted, we would have had outstanding, on a consolidated basis, approximately $9.384 billion of total indebtedness, $210 million of which would constitute debt of our subsidiaries to which the Nutrien Notes would have been structurally subordinated.

As of February 28, 2018, none of Nutrien or any of our consolidated subsidiaries had any outstanding secured indebtedness.

Q:	What consents are required to effect the Proposed Amendments to the Indentures and consummate the exchange offers?

A:	In order for the Proposed Amendments to be adopted with respect to a series of PotashCorp Notes or class of Agrium Notes:

•	in the case of each series of PotashCorp Notes, holders of not less than a majority of the aggregate principal amount of the outstanding notes of such series of PotashCorp Notes must consent to them, and those consents must be received and not validly revoked;

•	in the case of each series of the Class A Agrium Notes, holders of not less than a majority of the aggregate principal amount of the outstanding Class A Agrium Notes, voting together as a class, must consent to them, and those consents must be received and not validly revoked; and

•	in the case of each series of the Class B Agrium Notes, holders of not less than a majority of the aggregate principal amount of the outstanding Class B Agrium Notes, voting together as a class, must consent to them, and those consents must be received and not validly revoked.

Q:	May I tender PotashCorp Notes or Agrium Notes in the exchange offers without delivering a consent in the consent solicitations?

A:	No. By tendering your PotashCorp Notes or Agrium Notes for exchange, you will be deemed to have validly delivered your consent to the Proposed Amendments with respect to that specific series of your tendered PotashCorp Notes or class of your tendered Agrium Notes, as further described under “The Proposed Amendments.” You may not consent to the Proposed Amendments without tendering PotashCorp Notes or Agrium Notes in the applicable exchange offer and you may not tender your PotashCorp Notes or Agrium Notes for exchange without consenting to the Proposed Amendments with respect to that specific series of PotashCorp Notes or class of Agrium Notes.

Q:	May I deliver a consent in the consent solicitations without participating in the exchange offers?

A:	No. As a holder of PotashCorp Notes or Agrium Notes, you may deliver your consent to the Proposed Amendments only by tendering your PotashCorp Notes or Agrium Notes in the applicable exchange offer.

Q:	Can I revoke my consent without withdrawing my PotashCorp Notes or Agrium Notes?

A:	No. You may revoke your consent only by withdrawing the applicable PotashCorp Notes or Agrium Notes you have tendered. If the valid withdrawal of your tender occurs before the Withdrawal Deadline, your consent will also be revoked, and you will not receive the Early Participation Premium unless you validly re-tender before the Early Tender Time. Tenders of PotashCorp Notes and Agrium Notes, and the corresponding consents to the Proposed Amendments, may not be withdrawn after the Withdrawal Deadline.

Q:	What are the conditions to the exchange offers and consent solicitations?

A:	The consummation of each exchange offer is subject to, and conditional upon, the satisfaction or waiver of the conditions discussed under “The Exchange Offers and Consent Solicitations—Conditions to the Exchange Offers and Consent Solicitations,” including, among other things, the receipt of the Requisite Consents with respect to the applicable series of PotashCorp Notes or class of Agrium Notes and the satisfaction of the Credit Facility Refinancing condition. We may, at our option and in our sole discretion, waive any such conditions, except the condition that the registration statement of which this prospectus supplement forms a part remains effective under the U.S. Securities Act. In addition, we cannot waive the Credit Facility Refinancing condition unless specified conditions set forth in the Credit Facility Commitments are also waived by the lenders to be party to the Nutrien Credit Facility. See “Description of Other Indebtedness.” For information about other conditions to our obligations to consummate the exchange offers, see “The Exchange Offers and Consent Solicitations—Conditions to the Exchange Offers and Consent Solicitations.”

Q:	Will Nutrien accept all tenders of PotashCorp Notes and Agrium Notes?

A:	Yes. Subject to the satisfaction or waiver of the conditions to the exchange offers, we will accept for exchange all PotashCorp Notes and Agrium Notes that have been validly tendered in the exchange offers before the Expiration Time and have not been validly withdrawn.

Q:	When will Nutrien issue Nutrien Notes and pay the cash consideration?

A:	Assuming the conditions to a particular exchange offer are satisfied or waived, Nutrien intends to issue the Nutrien Notes issuable in connection with such exchange offer in book-entry form and pay the applicable cash consideration on the Settlement Date.

Q:	Will I be paid the accrued and unpaid interest on my PotashCorp Notes or Agrium Notes accepted for exchange on the Settlement Date?

A:	Except in the limited circumstances set out in this prospectus supplement, such interest will not be paid in cash on the Settlement Date but rather the Nutrien Notes received in exchange for the tendered PotashCorp Notes or Agrium Notes will accrue interest from (and including) the most recent date to which interest has been paid on those PotashCorp Notes or Agrium Notes; provided that, with respect to any tendered PotashCorp Notes or Agrium Notes that have a regular record date falling prior to the Expiration Time with respect to an interest payment date occurring after the Settlement Date, any such interest will be deemed to have been paid with respect to the applicable PotashCorp Notes or Agrium Notes, and interest on the Nutrien Notes that are exchanged for such PotashCorp Notes and Agrium Notes will accrue from (and including) such interest payment date. However, interest will only accrue with respect to the principal amount of Nutrien Notes you receive, which will be less than the principal amount of PotashCorp Notes or Agrium Notes you tendered for exchange if you tender your PotashCorp Notes or Agrium Notes after the Early Tender Time but prior to the Expiration Time.

Q:	When will the Proposed Amendments to the Indentures become effective?

A:	If we receive the Requisite Consents with respect to any series of PotashCorp Notes or class of Agrium Notes before the Expiration Time, the Proposed Amendments to the Indentures with respect to such series or class will be effective on the Settlement Date even if we execute a supplemental indenture with respect to the affected series of PotashCorp Notes or class of Agrium Notes prior to the Settlement Date. This assumes that all other conditions of the applicable exchange offers and consent solicitations are satisfied or, in Nutrien’s sole discretion, waived.

Q:	When will the exchange offers expire?

A:	Each exchange offer will expire immediately following 12:00 midnight (the last minute of the day), New York City time, on April 6, 2018, unless we, in our sole discretion, extend any exchange offer, in which case the Expiration Time will be the latest date and time to which such exchange offer is extended. See “The Exchange Offers and Consent Solicitations—Expiration Time; Extensions; Amendments.”

Q:	Can I withdraw after I tender my PotashCorp Notes or Agrium Notes and deliver my consent?

A:	Tenders of PotashCorp Notes and Agrium Notes may be validly withdrawn (and related consents to the Proposed Amendments may be revoked) at any time prior to the Withdrawal Deadline. The valid withdrawal of a tender of PotashCorp Notes or Agrium Notes also will constitute a valid revocation of the related consents to the Proposed Amendments with respect to the applicable series of such PotashCorp Notes or class of such Agrium Notes. You may not withdraw a tender of PotashCorp Notes or Agrium Notes without also revoking the related consent.

Following the Withdrawal Deadline, tenders of PotashCorp Notes and Agrium Notes may not be validly withdrawn or consents revoked unless Nutrien is otherwise required by law to permit withdrawal or revocation. In the event of termination of a particular exchange offer, the PotashCorp Notes or Agrium

Notes tendered pursuant to such exchange offer will be promptly returned to the tendering holders. See “The Exchange Offers and Consent Solicitations—Procedures for Consenting and Tendering—Withdrawal of Tenders and Revocation of Corresponding Consents.”

Q:	How do I exchange my PotashCorp Notes or Agrium Notes if I am a beneficial owner of PotashCorp Notes or Agrium Notes held in certificated form by a custodian bank, depositary, broker, trust company or other nominee? Will the record holder exchange my PotashCorp Notes or Agrium Notes for me?

A:	Currently, all of the PotashCorp Notes and Agrium Notes are held in book-entry form and can only be tendered through the applicable procedures of DTC. However, if any PotashCorp Notes or Agrium Notes are subsequently issued in certificated form and are held of record by a custodian bank, depositary, broker, trust company or other nominee and you wish to tender your notes in the exchange offers, you should contact that institution promptly and instruct the institution to tender on your behalf. The record holder will tender your notes on your behalf, but only if you instruct the record holder to do so. See “The Exchange Offers and Consent Solicitations—Procedures for Consenting and Tendering—PotashCorp Notes and Agrium Notes Held Through a Nominee.”

Q:	Are there procedures for guaranteed delivery of PotashCorp Notes or Agrium Notes?

A:	No. There are no guaranteed delivery procedures applicable to the exchange offers. All holders wishing to participate in the exchange offers must validly tender their PotashCorp Notes and Agrium Notes in accordance with the procedures described in this prospectus supplement prior to the Early Tender Time, in order to be eligible to receive the Total Consideration, or prior to the Expiration Time, in order to be eligible to receive the Exchange Consideration.

Q:	Will the Nutrien Notes be eligible for listing on an exchange?

A:	The Nutrien Notes will not be listed on any securities exchange. Accordingly, there can be no assurance as to the development or liquidity of any market for the Nutrien Notes. See “Risk Factors—Risks Related to the Nutrien Notes—There is no established trading market through which any series of the Nutrien Notes may be sold and your ability to transfer the Nutrien Notes may be limited.”

Q:	Will I have to pay any fees or commissions if I tender my PotashCorp Notes or Agrium Notes for exchange in the exchange offers?

A:	You will not be required to pay any fees or commissions to Nutrien, PotashCorp, Agrium, the Dealer Managers, the Exchange Agent or the Information Agent in connection with the exchange offers. If your PotashCorp Notes or Agrium Notes are held through a broker, dealer, commercial bank, trust company or other nominee that tenders your PotashCorp Notes or Agrium Notes on your behalf, your broker or other nominee may charge you a commission for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

Q:	Is any recommendation being made with respect to the exchange offers and consent solicitations?

A:	No. None of Nutrien, PotashCorp, Agrium, the Dealer Managers, the Exchange Agent, the Information Agent or the trustees under the Indentures or the Nutrien Indenture, or any other person, makes any recommendation in connection with the exchange offers or consent solicitations as to whether any holder of PotashCorp Notes or Agrium Notes should tender or refrain from tendering all or any portion of the principal amount of that holder’s PotashCorp Notes or Agrium Notes, as applicable (and in so doing, consent to the adoption of the Proposed Amendments), and no one has been authorized by any of them to make such a recommendation.

Q:	What will Nutrien do with the PotashCorp Notes and Agrium Notes accepted for exchange in the exchange offers?

A:	The PotashCorp Notes and Agrium Notes surrendered in connection with the exchange offers and accepted for exchange will be cancelled shortly after the completion of the exchange offers following completion of certain internal transactions.

Q:	To whom should I direct any questions?

A:	Questions concerning the terms of the exchange offers or the consent solicitations should be directed to the Dealer Managers:

BofA Merrill Lynch 214 North Tryon Street, 14th Floor Charlotte, NC 28255 Attn: Liability Management Group Toll-Free: (888) 292-0070 Collect: (980) 683-3215	Morgan Stanley & Co. 1585 Broadway New York, NY 10036 Attn: Liability Management Group Toll-Free: (800) 624-1808 Collect: (212) 761-1057	RBC Capital Markets Brookfield Place 200 Vesey Street, 8th Floor New York, NY 10281 Attn: Liability Management Group Toll-Free: (877) 381-2099 Collect: (212) 618-7843

Questions concerning tender procedures and requests for additional copies of this prospectus supplement, which includes the accompanying prospectus, should be directed to the Information Agent:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Attention: Andrew Beck

Toll-Free: (866) 745-0270

Collect: (212) 269-5550

Email: ntr@dfking.com

Amendments and Supplements

We may be required to amend or supplement this prospectus supplement at any time to add, update or change the information contained in this prospectus supplement. You should read this prospectus supplement and any amendment or supplement hereto, together with the accompanying prospectus and the documents incorporated by reference therein and the additional information described under “Where You Can Find More Information” in this prospectus supplement.

Risk Factors

An investment in the Nutrien Notes involves risks that a potential investor should carefully evaluate prior to making such an investment. See “Risk Factors” beginning on page S-33 of this prospectus supplement and page 3 of the accompanying prospectus.

SUMMARY OF THE EXCHANGE OFFERS

The following information is a summary only and is to be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing elsewhere in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference in the accompanying prospectus. See “Description of Nutrien Notes.”

The Exchange Offers and Consent Solicitations

Exchange Offers	Nutrien is hereby offering to exchange, upon the terms and conditions set forth in this prospectus supplement and the related letter of transmittal and consent, all of each series of outstanding PotashCorp Notes and Agrium Notes listed on the front cover of this prospectus supplement for newly issued series of Nutrien Notes with identical interest rates, interest payment dates, redemption terms and an identical maturity as the corresponding series of PotashCorp Notes or Agrium Notes being exchanged, as the case may be. See “The Exchange Offers and Consent Solicitations—Terms of the Exchange Offers and Consent Solicitations.”

Consent Solicitations	Nutrien is soliciting consents to the Proposed Amendments from holders of the PotashCorp Notes and Agrium Notes, on behalf of PotashCorp and Agrium, respectively, and upon the terms and conditions set forth in this prospectus supplement and the related letter of transmittal and consent. You may not tender your PotashCorp Notes or Agrium Notes for exchange without delivering a consent to the Proposed Amendments with respect to that specific series of PotashCorp Notes or class of Agrium Notes. See “The Exchange Offers and Consent Solicitations—Terms of the Exchange Offers and Consent Solicitations.”

Soliciting Dealer Fee	With respect to any tender in an amount up to $250,000 in aggregate principal amount that is accepted in the exchange offers from any eligible soliciting dealer, we will pay to the relevant eligible soliciting dealer a fee of 0.25% on the amount of such tender. In order to be eligible to receive the soliciting dealer fee, a properly completed soliciting dealer form, which is included in the documentation accompanying the letter of transmittal and consent, must be received by the Exchange Agent prior to the Expiration Time. See “The Exchange Offers and Consent Solicitations—Soliciting Dealer Fee.”

The Proposed Amendments	The Proposed Amendments, if effected in respect of any particular series of PotashCorp Notes or class of Agrium Notes, will, among other things, eliminate certain covenants and event of default provisions under the Indentures, and the PotashCorp Notes and the Agrium Notes of such series or class. See “The Proposed Amendments.”

Requisite Consents

In order for the Proposed Amendments to be adopted with respect to a series of PotashCorp Notes or class of Agrium Notes:

•  in the case of each series of PotashCorp Notes, holders of not less than a majority of the aggregate principal amount of the outstanding notes of such series of PotashCorp Notes must consent to them, and those consents must be received and not validly revoked;

•  in the case of each series of the Class A Agrium Notes, holders of not less than a majority of the aggregate principal amount of the outstanding Class A Agrium Notes, voting together as a class, must consent to them, and those consents must be received and not validly revoked; and

•  in the case each series of the Class B Agrium Notes, holders of not less than a majority of the aggregate principal amount of the outstanding Class B Agrium Notes, voting together as a class, must consent to them, and those consents must be received and not validly revoked.

See “The Exchange Offers and Consent Solicitations—Terms of the Exchange Offers and Consent Solicitations.”

Procedures for Participating in the Exchange Offers and Consent Solicitations

If you wish to participate in the exchange offers and consent solicitations, you must cause the book-entry transfer of your PotashCorp Notes or Agrium Notes, as applicable, to the Exchange Agent’s account at DTC, and the Exchange Agent must receive a confirmation of book-entry transfer and either:

•  a completed letter of transmittal and consent; or

•  an agent’s message transmitted pursuant to DTC’s Automated Tender Offer Program (“ATOP”), by which each tendering holder will agree to be bound by the letter of transmittal and consent.

See “The Exchange Offers and Consent Solicitations—Procedures for Consenting and Tendering.”

Total Consideration; Early Participation Premium

In exchange for each $1,000 principal amount of PotashCorp Notes and Agrium Notes that is validly tendered prior to the Early Tender Time and not validly withdrawn, holders will receive the Total Consideration, which consists of $1,000 principal amount of Nutrien Notes, including the Early Participation Premium of $50 principal amount of Nutrien Notes, and the Consent Fee.

In exchange for each $1,000 principal amount of PotashCorp Notes and Agrium Notes that is validly tendered after the Early Tender Time but prior to the Expiration Time, and not validly withdrawn, holders will receive only the Exchange Consideration, which consists of $950 principal amount of Nutrien Notes and the Consent Fee.

If you validly tender PotashCorp Notes or Agrium Notes before the Early Tender Time, you may validly withdraw your tender in respect of such PotashCorp Notes or Agrium Notes at any time before the Withdrawal Deadline, but you will not receive the Early Participation

Premium unless you validly re-tender such notes before the Early Tender Time. If the valid withdrawal of your tender occurs before the Early Tender Time, your consent in respect of such notes will also be revoked, and you will not receive the Consent Fee unless you validly re-tender such notes before the Expiration Time. Tenders of PotashCorp Notes and Agrium Notes, and the corresponding consents to the Proposed Amendments, may not be withdrawn after the Withdrawal Deadline.

Upon or promptly following the Withdrawal Deadline, it is anticipated that PotashCorp and the PotashCorp Trustee and Agrium and the Agrium Trustee will execute and deliver one or more supplemental indentures with respect to each series of PotashCorp Notes or Agrium Notes for which the Requisite Consents have been obtained that will, subject to the satisfaction or waiver of the conditions to the exchange offer for such affected series, effectuate the Proposed Amendments with effect from the Settlement Date. Holders of PotashCorp Notes and Agrium Notes will not be given prior notice that PotashCorp and the PotashCorp Trustee or Agrium and the Agrium Trustee, as applicable, are executing a supplemental indenture, and you will not be able to revoke a consent that was delivered with a validly tendered PotashCorp Note or Agrium Note after the execution of the supplemental indenture with respect to that series of PotashCorp Notes or Agrium Notes.

Expiration Time	Each of the exchange offers and consent solicitations will expire at 12:00 midnight (the last minute of the day), New York City time, on April 6, 2018, or a later date and time to which Nutrien extends it with respect to one or more of the exchange offers and consent solicitations.

Withdrawal and Revocation	Tenders of PotashCorp Notes and Agrium Notes may be validly withdrawn (and related consents to the Proposed Amendments may be revoked) at any time prior to the Withdrawal Deadline. The valid withdrawal of a tender of PotashCorp Notes or Agrium Notes also will constitute a valid revocation of the related consents to the Proposed Amendments with respect to the applicable series of such PotashCorp Notes or class of such Agrium Notes.

Following the Withdrawal Deadline, tenders of PotashCorp Notes and Agrium Notes may not be validly withdrawn or consents revoked unless Nutrien is otherwise required by law to permit withdrawal or revocation. In the event of termination of a particular exchange offer, the PotashCorp Notes or Agrium Notes tendered pursuant to such exchange offer will be promptly returned to the tendering holders. See “The Exchange Offers and Consent Solicitations—Procedures for Consenting and Tendering—Withdrawal of Tenders and Revocation of Corresponding Consents.”

Conditions	The consummation of each exchange offer is subject to, and conditional upon, the satisfaction or waiver of the conditions discussed under “The Exchange Offers and Consent Solicitations—Conditions to the Exchange Offers and Consent Solicitations,” including, among other things, the receipt of the Requisite Consents with respect to the applicable series of PotashCorp Notes or class of Agrium Notes and satisfaction of the Credit Facility Refinancing condition. We may, at our option and in our sole discretion, waive any such conditions, except the condition that the registration statement of which this prospectus supplement forms a part remains effective under the U.S. Securities Act. In addition, we cannot waive the Credit Facility Refinancing condition unless specified conditions set forth in the Credit Facility Commitments are also waived by the lenders to be party to the Nutrien Credit Facility. For information about other conditions to our obligations to consummate the exchange offers, see “The Exchange Offers and Consent Solicitations—Conditions to the Exchange Offers and Consent Solicitations.”

Acceptance of PotashCorp Notes and Agrium Notes and Consents and Delivery of the Nutrien Notes	You may not consent to the Proposed Amendments without tendering PotashCorp Notes or Agrium Notes in the applicable exchange offer and you may not tender your PotashCorp Notes or Agrium Notes for exchange without consenting to the Proposed Amendments with respect to that specific series of PotashCorp Notes or class of Agrium Notes.

Subject to the satisfaction or waiver by Nutrien in its sole discretion of the conditions to the exchange offers and consent solicitations, Nutrien will accept for exchange all PotashCorp Notes and Agrium Notes that are validly tendered prior to the Expiration Time and not validly withdrawn; likewise, because the act of validly tendering PotashCorp Notes and Agrium Notes will also constitute valid delivery of consents to the Proposed Amendments with respect to the series of PotashCorp Notes or class of Agrium Notes so tendered, Nutrien will also accept all consents that are validly delivered prior to the Expiration Time and not validly revoked. Consents to the Proposed Amendments may not be revoked after the Withdrawal Deadline. The PotashCorp Notes and Agrium Notes surrendered in connection with the exchange offers and accepted for exchange will be cancelled shortly after the completion of the exchange offers following completion of certain internal transactions.

The Nutrien Notes issued in connection with the exchange offers will be issued and delivered through the facilities of DTC on the Settlement Date. We will return to you any PotashCorp Notes or Agrium Notes that are not accepted for exchange for any reason without expense to you promptly after the Expiration Time. See “The Exchange Offers and Consent Solicitations—Acceptance of PotashCorp Notes and Agrium Notes for Exchange; Issuance of Nutrien Notes; Effectiveness of Proposed Amendments.”

Consequences of Not Exchanging PotashCorp Notes or Agrium Notes for Nutrien Notes	If the Proposed Amendments have been adopted with respect to a particular series of PotashCorp Notes or class of Agrium Notes, the amendments will apply to all PotashCorp Notes and Agrium Notes of that series or class, as applicable, that are not validly tendered and accepted in the applicable exchange offer, even though the holders of those PotashCorp Notes and Agrium Notes did not consent to the Proposed Amendments. As a result, if the Proposed Amendments are adopted with respect to a particular series of PotashCorp Notes or class of Agrium Notes and you continue to hold PotashCorp Notes or Agrium

Notes of that series or class, your PotashCorp Notes or Agrium Notes of that series or class will be governed by the relevant Indenture as amended by the Proposed Amendments, which will have different terms and afford significantly reduced protections to the holders of those securities compared to those currently applicable to the PotashCorp Notes or Agrium Notes or those applicable to the Nutrien Notes. In particular, holders of any series of PotashCorp Notes or class of Agrium Notes in respect of which the Proposed Amendments have been adopted will no longer be entitled to the benefits of various covenants, event of default provisions, provisions requiring us to make an offer to repurchase notes following a change of control in specified circumstances, and other provisions.

In addition, it is expected that certain credit ratings assigned to the PotashCorp Notes and Agrium Notes that remain outstanding will be withdrawn upon the consummation of the exchange offers. The trading market for any remaining PotashCorp Notes and Agrium Notes will be more limited than it is at present, and the smaller outstanding principal amount of such notes may make the trading price of the PotashCorp Notes and Agrium Notes that are not tendered and accepted more volatile. Consequently, the liquidity, market value and price volatility of PotashCorp Notes and Agrium Notes that remain outstanding may be materially and adversely affected. Therefore, if your PotashCorp Notes and Agrium Notes are not tendered and accepted in the applicable exchange offer, it may become more difficult for you to sell or transfer your PotashCorp Notes and Agrium Notes.

See “Risk Factors—Risks Related to the Exchange Offers and the Consent Solicitations—The Proposed Amendments will afford reduced protection to remaining holders of PotashCorp Notes and Agrium Notes.”

U.S. Federal Income Tax Considerations	Holders should consider certain U.S. federal income tax consequences of the exchange offers and consent solicitations. See “Certain U.S. Federal Income Tax Consequences.” Please consult your tax advisor about the tax consequences to you of exchanging your PotashCorp Notes or Agrium Notes.

Canadian Federal Income Tax Considerations	Holders should consider certain Canadian federal income tax consequences of the exchange offers and consent solicitations. See “Certain Canadian Federal Income Tax Consequences.” Please consult your tax advisor about the tax consequences to you of exchanging your PotashCorp Notes or Agrium Notes.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the Nutrien Notes in connection with the exchange offers. In exchange for issuing the Nutrien Notes and paying the cash consideration, we will receive PotashCorp Notes and Agrium Notes. The PotashCorp Notes and Agrium Notes surrendered in connection with the exchange offers and accepted for exchange will be cancelled shortly after the completion of the exchange offers following completion of certain internal transactions. See “Use of Proceeds.”

Exchange Agent, Information Agent and Dealer Managers	D.F. King & Co., Inc. is serving as exchange agent and information agent (the “Exchange Agent” and the “Information Agent,” respectively) for the exchange offers and consent solicitations.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC and RBC Capital Markets, LLC are serving as the dealer managers (collectively, the “Dealer Managers”).

The addresses and the facsimile and telephone numbers of these parties appear on the back cover of this prospectus supplement.

We have other business relationships with the Exchange Agent, the Information Agent and the Dealer Managers, as described in “The Exchange Offers and Consent Solicitations—Exchange Agent”, “—Information Agent” and “—Dealer Managers.”

No Guaranteed Delivery Procedures	No guaranteed delivery procedures are being offered in connection with the exchange offers and consent solicitations. You must validly tender your PotashCorp Notes and Agrium Notes and deliver your consent(s) by the Expiration Time in order to participate in the exchange offers.

No Recommendation	None of Nutrien, PotashCorp, Agrium, the Dealer Managers, the Exchange Agent, the Information Agent or the trustees under the Indentures or the Nutrien Indenture, or any other person, makes any recommendation in connection with the exchange offers or consent solicitations as to whether any holder of PotashCorp Notes or Agrium Notes should tender or refrain from tendering all or any portion of the principal amount of that holder’s PotashCorp or Agrium Notes, as applicable (and in so doing, consent to the adoption of the Proposed Amendments), and no one has been authorized by any of them to make such a recommendation.

Risk Factors	Investing in the Nutrien Notes involves certain risks that should be carefully considered. See the “Risk Factors” section of the accompanying prospectus, as well as “Risk Factors” in this prospectus supplement.

Further Information	Questions concerning the terms of the exchange offers or the consent solicitations should be directed to the Dealer Managers:

BofA Merrill Lynch 214 North Tryon Street, 14th Floor Charlotte, NC 28255 Attn: Liability Management Group Toll-Free: (888) 292-0070 Collect: (980) 683-3215	Morgan Stanley & Co. 1585 Broadway New York, NY 10036 Attn: Liability Management Group Toll-Free: (800) 624-1808 Collect: (212) 761-1057	RBC Capital Markets Brookfield Place 200 Vesey Street, 8th Floor New York, NY 10281 Attn: Liability Management Group Toll-Free: (877) 381-2099 Collect: (212) 618-7843

Questions concerning tender procedures and requests for additional copies of this prospectus supplement, which includes the accompanying prospectus, should be directed to the Information Agent:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Attn: Andrew Beck

Bank and Brokers Call Collect: (212) 269-5550

All Others, Please Call Toll-Free: (866) 745-0270

Email: ntr@dfking.com

We may be required to amend or supplement this prospectus supplement at any time to add, update or change the information contained in the accompanying prospectus or this prospectus supplement. You should read this prospectus supplement, and any amendment or supplement hereto, and the accompanying prospectus together with the documents incorporated by reference therein and the additional information described under “Where You Can Find More Information” in this prospectus supplement.

The Nutrien Notes

Issuer	Nutrien Ltd., a corporation organized under the laws of Canada.

Notes Offered	We are offering up to $8,175,000,000 aggregate principal amount of Nutrien Notes of the following series:

• $500,000,000 initial aggregate principal amount of 6.500% Senior Notes due 2019;

• $500,000,000 initial aggregate principal amount of 4.875% Senior Notes due 2020;

• $750,000,000 initial aggregate principal amount of 3.625% Senior Notes due 2024;

• $500,000,000 initial aggregate principal amount of 3.000% Senior Notes due 2025;

• $500,000,000 initial aggregate principal amount of 4.000% Senior Notes due 2026;

• $500,000,000 initial aggregate principal amount of 5.875% Senior Notes due 2036;

• $500,000,000 initial aggregate principal amount of 5.625% Senior Notes due 2040;

• $500,000,000 initial aggregate principal amount of 6.750% Senior Notes due 2019;

• $500,000,000 initial aggregate principal amount of 3.150% Senior Notes due 2022;

• $500,000,000 initial aggregate principal amount of 3.500% Senior Notes due 2023;

• $550,000,000 initial aggregate principal amount of 3.375% Senior Notes due 2025;

• $125,000,000 initial aggregate principal amount of 7.800% Senior Notes due 2027;

• $450,000,000 initial aggregate principal amount of 4.125% Senior Notes due 2035;

• $300,000,000 initial aggregate principal amount of 7.125% Senior Notes due 2036;

• $500,000,000 initial aggregate principal amount of 6.125% Senior Notes due 2041;

• $500,000,000 initial aggregate principal amount of 4.900% Senior Notes due 2043; and

• $500,000,000 initial aggregate principal amount of 5.250% Senior Notes due 2045.

Interest Rates; Interest Payment Dates; Maturity Dates	Each series of Nutrien Notes will have the same interest rates, maturity dates, redemption terms and interest payment dates as the corresponding series of PotashCorp Notes or Agrium Notes, as applicable, for which they are being offered in exchange.

Each Nutrien Note will bear interest from the most recent interest payment date on which interest has been paid on the corresponding PotashCorp Note or Agrium Note; provided that, with respect to any tendered PotashCorp Notes or Agrium Notes that have a regular record date falling prior to the Expiration Time with respect to an interest payment date occurring after the Settlement Date, any such interest will be deemed to have been paid with respect to the applicable PotashCorp Notes or Agrium Notes, and interest on the Nutrien Notes that are exchanged for such PotashCorp Notes and Agrium Notes will accrue from (and including) such interest payment date. Holders of PotashCorp Notes and Agrium Notes that are accepted for exchange will be deemed to have waived the right to receive any payment from PotashCorp or
Agrium, as applicable, in respect of interest accrued from the date of the last interest payment date in respect of their PotashCorp Notes or Agrium Notes until the date of the issuance of the Nutrien Notes. Consequently, holders of Nutrien Notes who tendered their PotashCorp Notes or Agrium Notes before the Expiration Time will receive the same interest payments that they would have received had they not exchanged their PotashCorp Notes or Agrium Notes in the applicable exchange offer, provided, that interest will only accrue with respect to the aggregate principal amount of Nutrien Notes you receive. Except in the limited circumstances set out in this prospectus supplement, no accrued but unpaid interest will be paid with respect to any PotashCorp Notes or Agrium Notes validly tendered and not validly withdrawn prior to the Settlement Time.

Interest Rates and Maturity Dates	Semi-Annual Interest Payment Dates	Expected First Interest Payment Date
6.500% Senior Notes due 2019	May 15 and November 15	May 15, 2018
4.875% Senior Notes due 2020	March 30 and September 30	September 30, 2018
3.625% Senior Notes due 2024	March 15 and September 15	September 15, 2018
3.000% Senior Notes due 2025	April 1 and October 1	October 1, 2018
4.000% Senior Notes due 2026	June 15 and December 15	June 15, 2018
5.875% Senior Notes due 2036	June 1 and December 1	June 1, 2018
5.625% Senior Notes due 2040	June 1 and December 1	June 1, 2018
6.750% Senior Notes due 2019	January 15 and July 15	July 15, 2018
3.150% Senior Notes due 2022	April 1 and October 1	October 1, 2018
3.500% Senior Notes due 2023	June 1 and December 1	June 1, 2018
3.375% Senior Notes due 2025	March 15 and September 15	September 15, 2018
7.800% Senior Notes due 2027	February 1 and August 1	August 1, 2018
4.125% Senior Notes due 2035	March 15 and September 15	September 15, 2018
7.125% Senior Notes due 2036	May 23 and November 23	May 23, 2018
6.125% Senior Notes due 2041	January 15 and July 15	July 15, 2018
4.900% Senior Notes due 2043	June 1 and December 1	June 1, 2018
5.250% Senior Notes due 2045	July 15 and January 15	July 15, 2018

Use of Proceeds	We will not receive any cash proceeds from the issuance of the Nutrien Notes in connection with the exchange offers. In exchange for issuing the Nutrien Notes and paying the cash consideration, we will receive PotashCorp Notes and Agrium Notes. The PotashCorp Notes and Agrium Notes surrendered in connection with the exchange offers and accepted for exchange will be cancelled shortly after the completion of the exchange offers following completion of certain internal transactions. See “Use of Proceeds.”

Ranking	The Nutrien Notes will be our unsecured obligations and will rank pari passu as to priority of payment with all of our other outstanding unsecured debt. We are a holding company that conducts our business through subsidiaries. Accordingly, the Nutrien Notes will be structurally subordinated to all existing and future liabilities, including trade payables, of our subsidiaries. See “Risk Factors—Risks Related to the Nutrien Notes—The Nutrien Notes are obligations of Nutrien only, but our operations are conducted through, and a substantial portion of our consolidated assets are held by, our subsidiaries” and “Risk Factors—Risks Related to the Nutrien Notes—The Nutrien Notes will be structurally subordinated to all existing and future indebtedness and other obligations of Nutrien’s subsidiaries (including PotashCorp and Agrium).” In addition, other than the restriction on liens set forth in the Nutrien Indenture and described in the accompanying prospectus, the Nutrien Indenture does not limit the amount of secured debt that we may incur, and the Nutrien Notes will be effectively subordinated in right of payment to any secured debt we may incur and to any of our other secured obligations, in each case to the extent of the value of the collateral securing such debt or other obligations.

Optional Redemption	We may redeem some or all of the Nutrien Notes at our option and from time to time at the redemption prices indicated under the heading “Description of Nutrien Notes—Optional Redemption” in this prospectus supplement.

Redemption for Changes in Withholding Taxes	In the event that certain changes affecting Canadian withholding taxes occur, we will have the option to redeem the Nutrien Notes, in whole but not in part, at a redemption price equal to 100% of the aggregate principal amount thereof, plus any accrued and unpaid interest, if any, to the date of redemption and any additional amounts that may then be payable. See “Description of Debt Securities—Tax Redemption” in the accompanying prospectus.

Purchase Upon a Change of Control	Upon the occurrence of both (1) a Change of Control (as defined in “Description of Nutrien Notes”) and (2) a downgrade of the Nutrien Notes below an investment grade rating by each of Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services within a specified period, we will be required to make an offer to purchase the Nutrien Notes at a price equal to 101% of the aggregate principal amount of the Nutrien Notes, plus accrued and unpaid interest to the date of repurchase.

Further Issuances	We may create and issue additional notes of a series ranking equally and ratably with the Nutrien Notes in all respects, so that such additional notes will be consolidated and form a single series with the Nutrien Notes; provided, that if such additional notes are not fungible with such Nutrien Notes for U.S. federal income tax purposes, the additional notes will have a separate CUSIP number.

Covenants	The Nutrien Notes and the Nutrien Indenture contain certain covenants applicable to us. See “Description of Nutrien Notes” in this prospectus supplement.

No Trading Market	The Nutrien Notes are new issues of securities with no established trading market. The Nutrien Notes will not be listed on any securities exchange. Accordingly, there can be no assurance as to the development or liquidity of any market for the Nutrien Notes.

Form and Denomination	Each series of Nutrien Notes will be issued in the form of one or more fully registered global securities, without coupons, in the same minimum denominations as the corresponding series of PotashCorp Notes or Agrium Notes, as applicable, for which they are being offered in exchange ($1,000 or $2,000 in principal amount and integral multiples of $1,000 in excess thereof, as applicable). The following series of Nutrien Notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof: 5.875% Senior Notes due 2036, 7.800% Senior Notes due 2027 and 7.125% Senior Notes due 2036. These global securities will be deposited with the Nutrien Trustee as custodian for, and registered in the name of, a nominee of DTC. Except in the limited circumstances described under “Book-Entry Delivery and Form” in this prospectus supplement, notes in certificated form will not be issued or exchanged for interests in global securities.

Governing Law	The Nutrien Notes and the Nutrien Indenture will be governed by the laws of the State of New York.

Trustee	The Bank of New York Mellon

Risk Factors	You should carefully consider all of the information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein. In particular, you should evaluate the information set forth under “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” beginning on page S-33 of this prospectus supplement and page 3 of the accompanying prospectus, before deciding whether to exchange your PotashCorp Notes or Agrium Notes for Nutrien Notes in the exchange offers and provide consents in the consent solicitations.

RISK FACTORS

Investing in the Nutrien Notes involves risks. You should carefully consider all of the information set forth in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein before deciding to invest in the Nutrien Notes. In particular, you are urged to consider carefully the factors set forth below and under the heading “Risk Factors” in the accompanying prospectus, the PotashCorp AIF and the Agrium AIF.

Risks Related to the Nutrien Notes

There is no established trading market through which any series of the Nutrien Notes may be sold and your ability to transfer the Nutrien Notes may be limited.

There are no established trading markets for the Nutrien Notes and holders may not be able to resell Nutrien Notes received in exchange for their PotashCorp Notes or Agrium Notes, as applicable, under this prospectus supplement and the accompanying prospectus. In addition, the Nutrien Notes will not be listed on any securities exchange. No assurance can be given as to the liquidity of the trading market for any series of the Nutrien Notes or that an active trading market for any series of the Nutrien Notes will develop. If an active trading market for any series of the Nutrien Notes does not develop, this may adversely affect the pricing of such series of notes in the secondary market, the transparency and availability of trading prices, the liquidity of such series of notes and the extent of issuer regulation.

The Nutrien Notes are obligations of Nutrien only, but our operations are conducted through, and a substantial portion of our consolidated assets are held by, our subsidiaries.

The Nutrien Notes are obligations of Nutrien only. A substantial portion of our consolidated assets are held by our subsidiaries (including PotashCorp and Agrium), which means that our ability to service our debt, including the Nutrien Notes, depends on the results of operations of our subsidiaries and upon the ability of those subsidiaries to provide Nutrien with cash, whether in the form of dividends, loans or otherwise, to pay amounts due on our obligations, including the Nutrien Notes. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to make payments on the Nutrien Notes or to make any funds available for that purpose. In addition, dividends, loans or other distributions to Nutrien from such subsidiaries may be subject to contractual and other restrictions and are subject to other business considerations.

The Nutrien Notes will be structurally subordinated to all existing and future indebtedness and other obligations of Nutrien’s subsidiaries (including PotashCorp and Agrium).

The Nutrien Notes will be structurally subordinated to all existing and future indebtedness and other obligations incurred by Nutrien’s subsidiaries (including any PotashCorp Notes or Agrium Notes not tendered in connection with the exchange offers and any other existing and future indebtedness and other obligations of PotashCorp and Agrium).

As of February 28, 2018, after giving effect to the Credit Facility Refinancing, the replacement of PotashCorp’s and Agrium’s commercial paper with Nutrien’s commercial paper under the Nutrien Commercial Paper Facility and completion of the exchange offers and assuming all of the PotashCorp Notes and Agrium Notes are validly tendered for exchange for Nutrien Notes before the Early Tender Time and accepted, we would have had outstanding, on a consolidated basis, approximately $9.384 billion of total indebtedness, $210 million of which would constitute debt of our subsidiaries to which the Nutrien Notes would have been structurally subordinated.

As of February 28, 2018, none of Nutrien or any of its consolidated subsidiaries had any outstanding secured indebtedness.

In the event of a bankruptcy, examination, liquidation, administration, dissolution, reorganization or similar proceeding involving PotashCorp or Agrium, the assets of the affected subsidiary could not be used to pay Nutrien or make payments on the Nutrien Notes until after:

•	all secured claims against PotashCorp and/or Agrium, as applicable, have been fully paid; and

•	all other claims against PotashCorp and/or Agrium, as applicable, including trade payables, have been fully paid.

If any of the foregoing events were to occur, Nutrien cannot assure you that there will be sufficient assets to pay amounts due on the Nutrien Notes. As a result, the holders of the Nutrien Notes may receive less, ratably, than the holders of indebtedness of Nutrien’s subsidiaries (including any PotashCorp Notes or Agrium Notes that remain outstanding).

We may not be able to repurchase the Nutrien Notes of any series upon a Change of Control Triggering Event.

Upon the occurrence of a Change of Control Triggering Event for the Nutrien Notes of any series, subject to certain conditions, we will be required to offer to repurchase all outstanding notes of such series at 101% of their principal amount, plus accrued and unpaid interest. The source of funds for such a repurchase of Nutrien Notes will be our available cash or cash generated from our subsidiaries’ operations or other potential sources, including borrowings, sales of assets or sales of equity. We cannot assure you that sufficient funds from such sources will be available at the time of any Change of Control Triggering Event to make required repurchases of Nutrien Notes that are tendered. Our future debt instruments may contain provisions to the effect that certain change of control events will constitute an event of default thereunder entitling the lenders to accelerate any indebtedness outstanding thereunder and/or terminate any commitments thereunder. If the holders of the Nutrien Notes of any series exercise their right to require us to repurchase all notes of such series upon a Change of Control Triggering Event, the financial effect of this repurchase could cause a default under future debt instruments, even if the Change of Control Triggering Event itself would not cause a default. It is possible that we will not have sufficient funds at the time of the Change of Control Triggering Event to complete the required repurchase of such notes and repayment of our other debt.

We may issue additional Nutrien Notes or otherwise incur additional indebtedness.

Under the terms of the Indenture that governs the Nutrien Notes, we may from time to time without notice to, or the consent of, the holders of the Debt Securities (as defined in the accompanying prospectus) of a particular series, including any series of Nutrien Notes described herein, “reopen” such series and issue additional Debt Securities of that series, which Debt Securities, if of an existing series, will be equal in rank to the Debt Securities of that series in all material respects so that the new Debt Securities may be consolidated and form a single series with such Debt Securities and have the same terms as to status, redemption or otherwise as such Debt Securities. In addition, the Nutrien Indenture allows us to incur a significant amount of secured debt, which if incurred would be effectively senior to the Nutrien Notes to the extent of the value of the collateral securing such indebtedness. There is no limit on the principal amount of Debt Securities we may issue under the Nutrien Indenture from time to time.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the Nutrien Notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at that time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

The price at which you will be able to sell your Nutrien Notes prior to maturity will depend on a number of factors and may be substantially less than the value of the PotashCorp Notes or Agrium Notes you exchange.

We believe that the value of the Nutrien Notes in any secondary market will be affected by the supply of, and demand for, the Nutrien Notes, interest rates and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the Nutrien Notes of a change in a specific factor, assuming all other conditions remain constant.

•	United States Interest Rates. We expect that the market value of the Nutrien Notes will be affected by changes in United States interest rates. In general, if United States interest rates increase, the market value of the Nutrien Notes would decrease. We cannot predict the future level of market interest rates.

•	Our Credit Rating, Financial Condition and Results of Operations. We expect that each series of Nutrien Notes will be rated by one or more nationally recognized statistical rating organizations. Any rating agency that rates the Nutrien Notes may lower its rating or decide not to rate the Nutrien Notes in its sole discretion. Actual or anticipated changes in our credit ratings, financial condition or results of operations may affect the market value of the Nutrien Notes. In general, if our credit rating is downgraded, the market value of the Nutrien Notes may decrease. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency. No person is obligated to maintain any rating on the Nutrien Notes, and we therefore cannot assure you that the ratings assigned to the Nutrien Notes will not be lowered or withdrawn by the assigning rating agency at any time thereafter.

Furthermore, the credit ratings assigned to the Nutrien Notes may not reflect the potential impact of all risks related to trading markets, if any, for, or trading value of, your Nutrien Notes. In addition, real or anticipated changes in our credit ratings will generally affect trading markets, if any, for, or trading value of, your Nutrien Notes. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the Nutrien Notes and the suitability of investing in the Nutrien Notes in light of your particular circumstances.

We have made only limited covenants in the Nutrien Indenture.

The Nutrien Indenture does not:

•	establish a sinking fund for, or security, including any secured guarantees by our subsidiaries on, the Nutrien Notes;

•	require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows, liquidity or credit ratings and, accordingly, does not protect holders of the Nutrien Notes in the event that we incur operating losses or other liquidity constraints;

•	limit our ability to incur any indebtedness, including indebtedness generally or any indebtedness that is equal in right of payment to the Nutrien Notes;

•	restrict our ability to enter into certain transactions, including asset sales, acquisitions, refinancings or other recapitalizations, that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings on the Nutrien Notes;

•	restrict our ability generally to pledge our assets or those of our subsidiaries;

•	restrict our ability to repurchase our securities; or

•	restrict our ability to make investments or to pay dividends or make other payments in respect of our common shares or other securities ranking junior to the Nutrien Notes.

Risks Related to the Exchange Offers and Consent Solicitations

The Proposed Amendments will afford reduced protection to remaining holders of PotashCorp Notes and Agrium Notes.

If the Proposed Amendments with respect to a series of PotashCorp Notes or class of Agrium Notes are adopted, the covenants and some other terms of such PotashCorp Notes and the Agrium Notes will have different terms and afford significantly reduced protections to holders of that series compared to the covenants and other provisions currently contained in the PotashCorp Indenture governing the PotashCorp Notes and the Agrium Indentures governing the Agrium Notes, or that will be contained in the Nutrien Indenture.

If the Proposed Amendments are adopted with respect to any series of PotashCorp Notes or class of Agrium Notes, each non-exchanging holder of the applicable series or class will be bound by the Proposed Amendments even if that holder did not consent to the Proposed Amendments. These amendments will, among other things, permit us to take certain actions previously prohibited that could increase the credit risk with respect to, and might adversely affect the liquidity, market price and price volatility of the PotashCorp Notes or Agrium Notes, or otherwise be materially adverse to the interests of the holders of the PotashCorp Notes or Agrium Notes. See “The Proposed Amendments.”

The liquidity of the PotashCorp Notes and the Agrium Notes that are not exchanged will be reduced.

The trading markets for unexchanged PotashCorp Notes and Agrium Notes will become more limited and could cease to exist due to the reduction in the amount of the PotashCorp Notes and Agrium Notes outstanding upon consummation of the exchange offers. More limited trading markets might adversely affect the liquidity, market price and price volatility of these securities. If markets for unexchanged PotashCorp Notes and Agrium Notes exist or develop, those securities may trade at a discount to the price at which the securities would trade if the amount outstanding were not reduced, depending on prevailing interest rates, the market for similar securities and other factors. However, there can be no assurance that active markets in the unexchanged PotashCorp Notes and Agrium Notes will exist, develop or be maintained or as to the prices at which the unexchanged PotashCorp Notes and Agrium Notes may be traded.

Certain credit ratings for the PotashCorp Notes and the Agrium Notes are expected to be withdrawn following the exchange offers.

We expect that certain credit ratings assigned to the unexchanged PotashCorp Notes and Agrium Notes will be withdrawn after the consummation of the exchange offers, which could materially adversely affect the market price for each series of unexchanged PotashCorp Notes and Agrium Notes.

Each of PotashCorp and Agrium expects to cease filing public reports and trading in the PotashCorp Notes and Agrium Notes may be adversely affected by the lack of information regarding PotashCorp and Agrium.

Each of PotashCorp and Agrium expects to cease reporting with the SEC if the exchange offers and consent solicitations are successfully consummated and will not file periodic reports or information with the trustee or any holders of the PotashCorp Notes or Agrium Notes. Each of PotashCorp and Agrium also intends to seek orders from applicable Canadian securities regulators, or take other steps, to exempt it from any requirement to file periodic reports or information with those regulators. Trading in the PotashCorp Notes or Agrium Notes, as applicable, including market price and price volatility, may be adversely affected by the lack of publicly available information regarding PotashCorp or Agrium, as applicable, and the liquidity of such PotashCorp Notes or Agrium Notes may be reduced.

There are differences between certain of the PotashCorp Notes and Agrium Notes, and the Nutrien Notes for which they are to be exchanged.

The Nutrien Notes will have the same maturity, interest rates, interest payment dates and redemption provisions as the respective PotashCorp Notes and Agrium Notes for which they are exchanged. Certain other terms of the Nutrien Notes, including those described under the caption “Description of the Differences Between the Nutrien Notes and the PotashCorp Notes and the Agrium Notes,” will be different from those of the PotashCorp Notes and Agrium Notes, and these differences may be significant. Holders of PotashCorp Notes and Agrium Notes should review the terms of the Nutrien Notes and the PotashCorp Notes and the Agrium Notes, as applicable, and consider the differences carefully.

The exchange offers and consent solicitations may be cancelled or delayed.

We may cancel the exchange offers and consent solicitations in specified circumstances, and consummation of the exchange offers and consent solicitations may be delayed if the conditions for consummation are not satisfied or waived. The consummation of any particular exchange offer is subject to, and conditional upon, among other things, the receipt of the Requisite Consents with respect to the applicable series of PotashCorp Notes or class of Agrium Notes and the satisfaction of the Credit Facility Refinancing condition. If you validly tender PotashCorp Notes or Agrium Notes before the Early Tender Time, you may validly withdraw your tender in respect of such PotashCorp Notes or Agrium Notes at any time before the Withdrawal Deadline. If the valid withdrawal of your tender occurs before the Withdrawal Deadline, your consent in respect of such notes will also be revoked. Tenders of PotashCorp Notes and Agrium Notes, and the corresponding consents to the Proposed Amendments, may not be withdrawn after the Withdrawal Deadline. Even if each of the exchange offers and consent solicitations are consummated, the exchange offers and consent solicitations may not be consummated on the schedule described in this prospectus supplement. Accordingly, holders participating in the exchange offers and consent solicitations may have to wait longer than expected to receive their Nutrien Notes and the cash consideration during which time those holders of PotashCorp Notes and Agrium Notes will not be able to effect transfers of their PotashCorp Notes and Agrium Notes tendered for exchange.

You may not revoke your consent after the applicable supplemental indenture is executed.

Upon or promptly following the Withdrawal Deadline, it is anticipated that PotashCorp and the PotashCorp Trustee and Agrium and the Agrium Trustee, as applicable, will execute and deliver a supplemental indenture with respect to each affected series of PotashCorp Notes or Agrium Notes for which the Requisite Consents have been obtained that will, subject to the satisfaction or waiver of the conditions to the exchange offer for such affected series, effectuate the Proposed Amendments with effect from the Settlement Date. Holders of PotashCorp Notes and Agrium Notes will not be given prior notice that PotashCorp and the PotashCorp Trustee or Agrium and the Agrium Trustee, as applicable, are executing a supplemental indenture, and you will not be able to revoke a consent that was delivered with a validly tendered PotashCorp Note or Agrium Note after the execution of the supplemental indenture with respect to that series of PotashCorp Notes or Agrium Notes.

We may acquire PotashCorp Notes and Agrium Notes in future transactions or may redeem PotashCorp Notes or Agrium Notes that are not exchanged for Nutrien Notes in the exchange offers.

We may in the future seek to acquire PotashCorp Notes and Agrium Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The terms of any of those purchases or offers could differ from the terms of these exchange offers and such other terms may be more or less favorable to holders of PotashCorp Notes and Agrium Notes. In addition, we may in the future redeem some or all of the PotashCorp Notes or Agrium Notes in accordance with their terms. Any repurchases or redemptions by us of PotashCorp Notes or Agrium Notes in the future could further reduce the liquidity of the applicable series of PotashCorp Notes or Agrium Notes.

You may not receive Nutrien Notes in the exchange offers if the procedures for the exchange offers are not followed.

We will issue the Nutrien Notes in exchange for your PotashCorp Notes or Agrium Notes only if you tender such notes and deliver a properly completed and duly executed letter of transmittal and consent by electronic transmittal through DTC’s ATOP and other required documents before expiration of the exchange offers. You should allow sufficient time to ensure timely delivery of the necessary documents. None of Nutrien, PotashCorp, Agrium, the Dealer Managers, the Exchange Agent, the Information Agent, or any other person is under any duty to give notification of defects or irregularities with respect to the tenders of PotashCorp Notes and Agrium Notes for exchange.

Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadlines for participation in the exchange offers and consent solicitations. Accordingly, beneficial owners wishing to participate in the exchange offers and consent solicitations should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the exchange offers and consent solicitations.

The consideration to be received in the exchange offers does not reflect any valuation of the PotashCorp Notes, the Agrium Notes or the Nutrien Notes and is subject to market volatility.

We have made no determination that the consideration to be received in the exchange offers represents a fair valuation of the PotashCorp Notes, the Agrium Notes or the Nutrien Notes. We have not obtained an opinion from any financial advisor about the fairness to PotashCorp, to Agrium, to Nutrien or to you of the consideration to be received by holders who tender their PotashCorp Notes or their Agrium Notes.

None of Nutrien, PotashCorp, Agrium, the Dealer Managers, the Exchange Agent, the Information Agent, the trustees under the Indentures or the Nutrien Indenture or any affiliate of any of them, or any other person, makes any recommendation as to whether holders of the PotashCorp Notes or the Agrium Notes should exchange such notes for Nutrien Notes in the exchange offers or deliver consents pursuant to the consent solicitations.

CONSOLIDATED CAPITALIZATION

We were formed on June 2, 2017 for the sole purpose of participating in the Arrangement. Prior to January 1, 2018, the effective date of the Arrangement, we did not carry on any business other than in connection with completion of the Arrangement. As at December 31, 2017, we had no assets other than we held then outstanding shares of Agrium AcquisitionCo ULC and PotashCorp AcquisitionCo ULC and had 200 Common Shares outstanding (the “Initial Common Shares”), 100 of which were owned by Agrium and 100 of which were owned by PotashCorp and had no liabilities other than immaterial ordinary course trade payables in connection with the completion of the Arrangement. Pursuant to the Arrangement, the Initial Common Shares were cancelled without any payment in respect thereof. There will be no change in our consolidated share and loan capital as a result of the completion of the exchange offers from that reflected in our pro forma financial information included in the Nutrien BAR (as defined herein) which is incorporated by reference in the accompanying prospectus. See the Nutrien Financial Statements (as defined herein) that are incorporated by reference in the accompanying prospectus as well as the information under the heading “Consolidated Capitalization” in the accompanying prospectus and “Unaudited Pro Forma Consolidated Financial Information” in this prospectus supplement.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

In late December 2017, PotashCorp and Agrium received all regulatory approvals required to complete the Arrangement, which was completed effective January 1, 2018. PotashCorp shareholders received 0.400 of a common share of Nutrien for each PotashCorp share held, and Agrium shareholders received 2.230 common shares of Nutrien for each Agrium share held. Nutrien common shares commenced trading on the Toronto Stock Exchange and the New York Stock Exchange on January 2, 2018 under the ticker symbol “NTR.” Trading of common shares of PotashCorp and Agrium was halted on the Toronto Stock Exchange and New York Stock Exchange concurrently with the listing of Nutrien common shares on such exchanges, and shares of Agrium and PotashCorp were delisted shortly thereafter.

Immediately after completion of the Arrangement, Nutrien held all of the issued and outstanding common shares of Agrium through its wholly owned subsidiary, Agrium AcquisitionCo ULC. On February 1, 2018, Agrium amalgamated with Agrium AcquisitionCo ULC, and is currently a direct, wholly owned subsidiary of Nutrien. Nutrien holds all of the issued and outstanding shares of PotashCorp through PotashCorp AcquisitionCo ULC. Nutrien was incorporated on June 2, 2017 for the purpose of participating in the Arrangement. For the period from the date of incorporation to December 31, 2017, Nutrien did not conduct any business activities other than those required for its formation and matters contemplated by the Arrangement.

In connection with obtaining certain required regulatory approvals in respect of the Arrangement, PotashCorp and Agrium agreed to certain conditions, including:

•	the divestment of Agrium’s Conda, Idaho phosphate production facility and adjacent phosphate mineral rights (“CPO”) and North Bend, Ohio Nitric Acid facility (“North Bend Facility”); and

•	the divestment of PotashCorp’s minority shareholdings in Arab Potash Company, Sociedad Quimica y Minera de Chile S.A., and Israel Chemicals Ltd. (“ICL”) within certain specified time periods over the 18 months following the Arrangement.

On January 12, 2018, the dispositions of CPO and the North Bend Facility were completed. The disposition of ICL by PotashCorp was completed on January 24, 2018.

The pro forma financial information described below gives pro forma effect to the Arrangement in accordance with National Instrument 51-102—Continuous Disclosure Obligations of the Canadian Securities Administrators (“NI 51-102”) by applying pro forma adjustments to Nutrien’s, Agrium’s and PotashCorp’s historical consolidated financial statements, which are incorporated by reference into this prospectus supplement and the accompanying prospectus. The pro forma financial information has been derived from the respective historical consolidated financial statements of Nutrien, PotashCorp and Agrium, along with certain adjustments and assumptions made to give effect to the Arrangement. Adjustments in accordance with NI 51-102 include only adjustments to conform Agrium’s financial statement amounts to PotashCorp’s accounting policies and adjustments for those pro forma events that are (a) directly attributable to the Arrangement for which there are firm commitments, (b) for which the complete financial effects are objectively determinable and (c) factually supportable. The pro forma adjustments are based upon currently available information and certain assumptions that management of Nutrien believes are reasonable under the circumstances.

The pro forma financial information presents the consolidated effect on the historical statements and provides the following resulting information:

Historical Information of Nutrien, PotashCorp and Agrium	Historical Dates and Giving Effect	Resulting Pro Forma Financial Information
Consolidated balance sheets (Nutrien and Agrium); statements of financial position (PotashCorp)	As at December 31, 2017	Unaudited pro forma consolidated balance sheet, referred to as the pro forma balance sheet

Consolidated statements of earnings (Nutrien and Agrium); statements of income (PotashCorp)	For the year ended December 31, 2017 and, in the case of Nutrien, for the period from the date of incorporation on June 2, to December 31, 2017	Unaudited pro forma consolidated statement of earnings, referred to as the pro forma statement of earnings

The pro forma financial information is presented for illustrative purposes only and does not include, among other things, estimated cost synergies, adjustments related to restructuring or integration activities, further acquisitions or disposals not yet known or probable, or impacts of Arrangement-related double-trigger change in control provisions that are currently not factually supportable and/or probable of occurring. Therefore, the pro forma consolidated financial information is presented for informational purposes only and is not necessarily indicative of what Nutrien’s actual financial condition or results of operations would have been had the Arrangement been completed on the date indicated, nor does it purport to project Nutrien’s future financial position or results of operations for any future period or as of any future date. Accordingly, the consolidated business, assets, results of operations and financial condition may differ significantly from those indicated, for reasons including the risk factors described in Schedule “B” of the Nutrien BAR which is incorporated by reference in the accompanying prospectus.

Each of the equity-based awards for each of PotashCorp and Agrium, whether vested or unvested, that were outstanding immediately prior to the completion of the Arrangement, were converted into a Nutrien award (“Replacement Award”) as set out in the Arrangement Agreement.

While the Arrangement constituted a “change of control” for purposes of the applicable PotashCorp and Agrium plans, the issuance of Replacement Awards and the Arrangement itself will generally not result in accelerated payments or vesting of the original equity instruments granted unless a holder of such equity instruments is terminated without cause or resigns with good reason (each as defined in the applicable PotashCorp or Agrium plan under which the applicable equity instruments granted were originally awarded) within 24 months of the completion of the Arrangement. However, certain executives of PotashCorp and Agrium have individual employment or change in control agreements that provide for immediate vesting of outstanding stock options and/or stock appreciation rights in the event of a change in control. For Agrium executives, the effect of the above described change in control agreements is included in the pro forma purchase price.

All pro forma adjustments and their underlying assumptions are described more fully in the notes to this pro forma financial information. The pro forma financial information should be read in conjunction with the following:

(a)	the accompanying notes to the unaudited pro forma consolidated financial information;

(b)	the Nutrien Financial Statements;

(c)	the Agrium Financial Statements (as defined herein); and

(d)	the PotashCorp Financial Statements (as defined herein).

Nutrien Ltd.

Unaudited Pro Forma Consolidated Balance Sheet

As at December 31, 2017

	Historical			Adjustments				Consolidated
	Nutrien	PotashCorp(1)	Agrium(1)	Note 4 (c) Divestitures	Other Pro Forma	Note 4 Reference(s)		Pro Forma
(in millions of U.S. dollars)
Assets
Current assets
Cash and cash equivalents	$-	$116	$466	$4,822	$(3)	(b	)(i)	$5,401
Receivables	-	489	2,424	-	(1)	(b	)(ii)	2,912
Inventories	-	788	3,321	-	(3)	(b	)(iii)	4,106
Prepaid expenses and other current assets	-	72	1,124	-	-			1,196
Assets held for sale	-	1,858	105	(1,963)	-			-

	-	3,323	7,440	2,859	(7)			13,615
Non-current assets
Property, plant and equipment	-	12,971	7,091	-	-			20,062
Goodwill	-	97	2,228	-	10,264		(a)	12,589
Other intangible assets	-	69	518	-	-			587
Investments	-	292	522	-	-			814
Other assets	-	246	143	-	-			389

Total Assets	$-	$16,998	$17,942	$2,859	$10,257			$48,056

Nutrien Ltd.

Unaudited Pro Forma Consolidated Balance Sheet (continued)

As at December 31, 2017

	Historical			Adjustments			Consolidated
	Nutrien	PotashCorp(1)	Agrium(1)	Note 4 (c) Divestitures	Other Pro Forma	Note 4 Reference(s)	Pro Forma
Liabilities
Current liabilities
Short-term debt	$-	$730	$867	$-	$-		$1,597
Payables and accrued charges	1	836	5,296	-	(1)	(b)(ii)	6,132
Current portion of long-term debt	-	-	11	-	-		11
Deferred income tax liabilities on assets held for sale	-	36	-	(36)	-		-

	1	1,602	6,174	(36)	(1)		7,740
Non-current liabilities
Long-term debt	-	3,711	4,397	-	533	(b)(iv)	8,641
Deferred income tax liabilities	-	2,205	473	-	(144)	(b)(iv)	2,534
Pension and other post-retirement benefit liabilities	-	440	142	-	-		582
Asset retirement obligations and accrued environmental costs	-	651	517	-	-		1,168
Other non-current liabilities	-	86	118	-	-		204

Total Liabilities	1	8,695	11,821	(36)	388		20,869

Shareholders’ Equity
Share capital	-	1,806	1,776	-	14,122	(b)(i)	17,704
Contributed surplus	-	230	-	-	-		230
Accumulated other comprehensive income (loss)	-	25	(1,116)	-	1,116	(b)(i)	25
Retained earnings	(1)	6,242	5,461	2,895	(5,369)	(b)(i)	9,228

Total Shareholders’ Equity	(1)	8,303	6,121	2,895	9,869		27,187

Total Liabilities and Shareholders’ Equity	$-	$16,998	$17,942	$2,859	$10,257		$48,056

(1)	The financial information in these columns has been derived from PotashCorp and Agrium historical financial statements as at December 31, 2017 with certain reclassifications as described in further detail in Note 7.

See the accompanying notes, which are an integral part of this Unaudited Pro Forma Consolidated Financial Information.

Nutrien Ltd.

Unaudited Pro Forma Consolidated Statement of Earnings

For the year ended December 31, 2017

	Historical				Adjustments Consolidated
	Nutrien	PotashCorp(1)	Agrium(1)	Divest- itures	Other Pro Forma	Note 4 Reference(s)	Pro Forma
(in millions of U.S. dollars, except per share amounts)
Sales	$-	$4,547	$13,766	$-	$(71)	(d)(i)	$18,242
Freight, transportation and distribution	-	(537)	(346)	-	-		(883)
Cost of goods sold	-	(3,335)	(9,994)	-	68	(d)(i)	(13,261)

Gross Margin	-	675	3,426	-	(3)		4,098

Selling expenses	-	(30)	(2,014)	-	-		(2,044)
General and administrative expenses	(1)	(184)	(316)	-	2	(d)(ii)	(499)
Provincial mining and other taxes	-	(151)	(13)	-	-		(164)
Earnings of equity-accounted investees	-	7	39	-	-		46
Other income (expenses)	-	(108)	(141)	-	178	(d)(iv)	(71)

(Loss) Earnings Before Finance Costs and Income Taxes	(1)	209	981	-	177		1,366
Finance costs	-	(238)	(276)	-	44	(d)(iii)	(470)

(Loss) Earnings Before Income Taxes	(1)	(29)	705	-	221		896
Income tax recovery (expense)	-	183	(203)	-	(60)	(d)(v)	(80)

Net (Loss) Earnings from Continuing Operations	(1)	154	502	-	161		816
Net Earnings (Loss) from Discontinued Operations	-	173	(187)	14	-		-

Net (Loss) Earnings	$(1)	$327	$315	$14	$161		$816

Net Earnings per Share
Basic and diluted							$1.27

(1)	The financial information in these columns has been derived from PotashCorp and Agrium historical financial statements for the year ended December 31, 2017 with certain reclassifications as described in further detail in Note 7.

See the accompanying notes, which are an integral part of this Unaudited Pro Forma Consolidated Financial Information.

NUTRIEN LTD.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

(millions of U.S. dollars, except as otherwise noted)

Note 1    Description of the Arrangement

In late December 2017, Potash Corporation of Saskatchewan Inc. (“PotashCorp”) and Agrium Inc. (“Agrium”) received all regulatory approvals required to complete the Arrangement, which was completed effective January 1, 2018. PotashCorp shareholders received 0.400 of a common share of Nutrien Ltd. (“Nutrien”) for each PotashCorp share held, and Agrium shareholders received 2.230 common shares of Nutrien for each Agrium share held. Nutrien common shares commenced trading on the Toronto Stock Exchange and the New York Stock Exchange on January 2, 2018 under the ticker symbol “NTR.” Trading of common shares of PotashCorp and Agrium was halted on the Toronto Stock Exchange and New York Stock Exchange concurrently with the listing of Nutrien common shares on such exchanges, and shares of Agrium and PotashCorp were delisted shortly thereafter.

Immediately after completion of the Arrangement, Nutrien held all of the issued and outstanding common shares of Agrium through its wholly owned subsidiary, Agrium AcquisitionCo ULC. On February 1, 2018, Agrium amalgamated with Agrium AcquisitionCo ULC, and is currently a direct, wholly owned subsidiary of Nutrien. Nutrien holds all of the issued and outstanding shares of PotashCorp through PotashCorp AcquisitionCo ULC. Nutrien was incorporated on June 2, 2017 for the purpose of participating in the Arrangement. For the period from the date of incorporation to December 31, 2017, Nutrien did not conduct any business activities other than those required for its formation and matters contemplated by the Arrangement.

In connection with obtaining certain required regulatory approvals required in respect of the Arrangement, PotashCorp and Agrium agreed to certain conditions, including:

•	the divestment of Agrium’s Conda, Idaho phosphate production facility and adjacent phosphate mineral rights (“CPO”) and North Bend, Ohio Nitric Acid facility (“North Bend Facility”); and

•	the divestment of PotashCorp’s minority shareholdings in Arab Potash Company (“APC”), Sociedad Quimica y Minera de Chile S.A. (“SQM”), and Israel Chemicals Ltd. (“ICL”) within certain specified time periods over the 18 months following the Arrangement.

On January 12, 2018, the dispositions of CPO and the North Bend Facility were completed. The disposition of ICL by PotashCorp was completed on January 24, 2018.

Note 2    Basis of Presentation

The pro forma financial information described below gives pro forma effect to the Arrangement in accordance with NI 51-102 by applying pro forma adjustments to Nutrien’s, Agrium’s and PotashCorp’s historical consolidated financial statements, which are incorporated by reference the accompanying prospectus. The pro forma financial information has been derived from the respective historical consolidated financial statements of Nutrien, PotashCorp and Agrium, along with certain adjustments and assumptions made to give effect to the Arrangement. Adjustments in accordance with NI 51-102 include only adjustments to conform Agrium’s financial statement amounts to PotashCorp’s accounting policies and adjustments for those pro forma events that are (a) directly attributable to the Arrangement for which there are firm commitments, (b) for which the complete financial effects are objectively determinable and (c) factually supportable. The pro forma adjustments are based upon currently available information and certain assumptions that management of Nutrien believes are reasonable under the circumstances.

The pro forma financial information combines and provides the following:

Historical Information of Nutrien, PotashCorp and Agrium	Historical Dates and Giving Effect	Resulting Pro Forma Financial Information
Consolidated balance sheets (Nutrien and Agrium); statements of financial position (PotashCorp)	As of December 31, 2017	Unaudited pro forma consolidated balance sheet, referred to as the pro forma balance sheet

Consolidated statements of earnings (Nutrien and Agrium); statements of income (PotashCorp)	For the year ended December 31, 2017 and, in the case of Nutrien, for the period from the date of incorporation on June 2, to December 31, 2017	Unaudited pro forma consolidated statement of earnings, referred to as the pro forma statement of earnings

The pro forma financial information is presented for illustrative purposes only and does not include, among other things, estimated cost synergies, adjustments related to restructuring or integration activities, further acquisitions or disposals not yet known or probable, or impacts of Arrangement-related double-trigger change in control provisions that are currently not factually supportable and/or probable of occurring. Therefore, the pro forma consolidated financial information is presented for informational purposes only and is not necessarily indicative of what Nutrien’s actual financial condition or results of operations would have been had the Arrangement been completed on the date indicated, nor does it purport to project Nutrien’s future financial position or results of operations for any future period or as of any future date. Accordingly, the consolidated business, assets, results of operations and financial condition may differ significantly from those indicated, for reasons including the risk factors described in the “Risk Factors” section of the accompanying prospectus.

Additionally, Nutrien’s effective tax rate may differ from PotashCorp’s historical effective tax rate. The following unaudited pro forma consolidated financial information does not include the impact of the Arrangement on PotashCorp’s or Agrium’s existing deferred tax assets and liabilities.

The pro forma financial information should be read in conjunction with Nutrien’s historical financial statements, Agrium’s historical financial statements and PotashCorp’s historical financial statements, each of which is prepared in accordance with IFRS and is incorporated by reference into the accompanying prospectus. The historical financial statements of PotashCorp and Agrium have been adjusted to reclassify line items to conform to Nutrien’s expected presentation. Additional reclassifications may be necessary once the financial statement presentation for Nutrien is finalized.

The Arrangement has been accounted for in the pro forma financial information using the acquisition method under IFRS 3—Business Combinations (“IFRS 3”). As described elsewhere in this prospectus supplement and the accompanying prospectus, Nutrien acquired all of the issued and outstanding shares of Agrium and PotashCorp and is the acquirer under NI 51-102. However, in preparing pro forma financial information under NI 51-102 in accordance with IFRS, if a new entity is formed to effect a business combination by issuing equity interests, one of the combining entities that existed before the business combination shall be identified as the acquirer. Accordingly, although both PotashCorp and Agrium consolidated in a merger of equals, IFRS 3 requires that one of PotashCorp or Agrium be designated as the acquirer for accounting purposes based on the evidence available. PotashCorp will be treated as the acquiring entity for accounting purposes. In identifying PotashCorp as the acquirer for accounting purposes, Nutrien took into account the voting rights of all equity instruments, the corporate governance structure of the combined company, the composition of senior management of the combined company and the size of each of the companies. In assessing the size of each of the companies, Nutrien evaluated various metrics as at December 31, 2017, including, but not limited to: market capitalization; assets; cash provided by operating activities; earnings before finance costs, interest, taxes, depreciation and amortization; sales; gross margin; net earnings; employees; number of locations; and production capacity, mineral reserves and resources. No single factor was the sole determinant in the overall conclusion that PotashCorp is the acquirer for accounting purposes; rather all factors were considered in arriving at such conclusion.

At the date of preparation of this pro forma financial information, certain pro forma adjustments have been made as identified herein. See Note 4 for further details. The purchase consideration in the pro forma financial information is based on the closing price of PotashCorp and Agrium shares on the New York Stock Exchange on December 29, 2017, the last trading day prior to the closing date of the Arrangement on January 1, 2018.

Note 3    Significant Accounting Policies

The accounting policies used in the preparation of the pro forma financial information are those set out in PotashCorp’s audited consolidated financial statements as at and for the year ended December 31, 2017, which were prepared in accordance with IFRS. The pro forma financial information has been prepared based on the historical financial statements of Nutrien, PotashCorp and Agrium, each of which is incorporated by reference into the accompanying prospectus.

For the purposes of this pro forma financial information, Nutrien completed a review of potential adjustments needed to conform Agrium’s historical financial statements to PotashCorp’s and concluded that no material adjustments were required. As part of its integration activities, Nutrien will perform a further review and comparison of the accounting policies of PotashCorp and Agrium. From that review, Nutrien may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the financial statements of the consolidated company.

Agrium early adopted IFRS 9—Financial Instruments (“IFRS 9”) on January 1, 2014, whereas PotashCorp adopted IFRS 9 on the mandatory adoption date of January 1, 2018, and PotashCorp applies International Accounting Standard (“IAS”) 39—Financial Instruments: Recognition and Measurement as at and for the year ended December 31, 2017. On the adoption date of IFRS 9, Agrium held financial assets and liabilities which were reclassified and measured based on the classification requirements and characteristics of each financial instrument. The adoption of IFRS 9 by Agrium did not result in a material impact to Agrium’s financial statements, and after adoption differences arising between Agrium’s application of IFRS 9 and IAS 39 were not material.

Certain reclassifications were made to align the presentation of PotashCorp and Agrium historical financial statements with Nutrien’s financial statement presentation, as set out in Note 7. The reclassifications have no impact on the historical statements of earnings of PotashCorp and Agrium, and accordingly no impact on the pro forma statement of earnings of Nutrien.

Note 4    Pro Forma Adjustments

(a)   Pro Forma Purchase Consideration and Purchase Price Equation

At the date of preparation of this pro forma financial information, certain pro forma adjustments have been made as identified herein; however, the fair values of Agrium’s identifiable assets and liabilities assumed and the impact of applying acquisition accounting have not been fully determined. After reflecting the pro forma adjustments made herein, the excess of the purchase consideration over the recognized amounts of Agrium’s net assets has been presented as goodwill. Once detailed valuations and related calculations are completed in 2018, a material portion of the amount attributed to goodwill could be attributable to property, plant and equipment, other intangible assets, other assets, other liabilities, and the related deferred income tax balances. Some property, plant and equipment and intangible assets are expected to be finite-lived, and accordingly subject to depreciation and amortization. Depreciation and amortization of the actual amounts assigned to the fair values of the identifiable assets and liabilities acquired will result in changes to earnings in periods subsequent to the completion of the Arrangement, and those changes are expected to be material.

Calculation of Nutrien pro forma price per share as at January 1, 2018

(number of shares in millions)	PotashCorp	Agrium	Total
Number of pre-Arrangement shares outstanding	840.22	138.17
Pre-Arrangement share price as at December 29, 2017	$20.65	$115.00
Pre-Arrangement market capitalization	$17,351	$15,889	$33,240

Arrangement Exchange Ratio	0.40	2.23
Number of post-Arrangement shares outstanding	336.09	308.11	644.20
Pro forma price per Nutrien share			$51.60

Purchase consideration, pro forma net assets acquired and goodwill

(number of shares in millions)			Fair value
Number of pre-Arrangement Agrium Shares outstanding		138.17
Agrium Exchange Ratio		2.23
Number of post-Arrangement shares outstanding as of January 1, 2018		308.11
Pro forma price per Nutrien share		$51.60
			$15,898
Fair value of Agrium Replacement Awards (net of deferred income taxes) (Note 6)			98
Total pro forma purchase consideration			$15,996
Agrium net assets as at December 31, 2017, per Agrium’s historical financial statements		$6,121
Fair value increments:
Long-term debt	$(533)
Deferred tax impact	144	(389)
Fair value of Agrium net assets acquired			$5,732
Calculated pro forma Arrangement goodwill			10,264
			$15,996

(b)   Pro Forma Balance Sheet

The pro forma balance sheet as at December 31, 2017 has been adjusted to give effect to the consummation of the Arrangement as if it had occurred on December 31, 2017. The following pro forma adjustments were made:

(i)	Long-term debt has been adjusted to fair value as described in Note 4(a). The pro forma excess of the estimated Arrangement consideration over the fair value of Agrium’s assets and liabilities has been recorded as goodwill.

Pro forma adjustments to shareholders’ equity		December 31, 2017
Eliminate Agrium Shares	$(1,776)
Issue Nutrien Shares in connection with the Arrangement	15,898
Adjustment to share capital		$14,122
Eliminate Agrium’s retained earnings	(5,461)
Eliminate expected Arrangement related costs, net of income taxes of $1	(3)
Eliminate intercompany profit in inventories, net of income taxes of $1	(3)
Adjustment for Agrium’s vested share-based payment awards and change in control provisions	98
Adjustment to retained earnings		(5,369)
Adjustment to eliminate Agrium’s accumulated other comprehensive loss		1,116
Total		$9,869

(ii)	Intercompany receivables and payables of $1 as of December 31, 2017 related to intercompany purchases by Agrium from PotashCorp have been eliminated.

(iii)	Intercompany profit from PotashCorp sales to Agrium remaining in inventory at December 31, 2017 of $3 has been eliminated.

(iv)	Fair value increases were recorded for long-term debt of $533, along with the related deferred tax amount of $144.

(v)	Statutory tax rate of 27% was used to determine the income tax effect of the above pro forma adjustments. The enacted or substantively enacted tax rate of Nutrien could be different than the tax rate assumed for the purpose of preparing this pro forma financial information.

(c)	Pro Forma Divestiture Adjustments

As described in Note 1, Nutrien is required to divest of PotashCorp’s investments in SQM, APC, and ICL to meet conditions of the Competition Commission of India and China’s Ministry of Commerce. In addition, the disposal of certain operations of Agrium is required to meet U.S. Federal Trade Commission conditions for the Arrangement. As these divestitures are directly attributable to the Arrangement, objectively determinable and factually supportable, the effect of their divestment has been reflected in the pro forma balance sheet for the year ended December 31, 2017. Estimated net proceeds on divestments of SQM and APC was determined with reference to quoted fair values on December 29, 2017 of $4,645 and $543 respectively, less estimated costs to dispose calculated as 2% of the expected sale proceeds. The divestment of ICL, Conda, and North Bend were completed in January 2018, and the actual sale proceeds were used to determine the adjustment to retained earnings.

Pro forma divestiture adjustments	SQM	APC	ICL	Conda	Total
Estimated fair value, less costs of disposal	$4,552	$532	$685	$105	$5,874
Carrying value of assets held for sale	(788)	(362)	(708)	(105)	(1,963)
Current income tax on disposition(1)	(1,052)	-	-	-	(1,052)
Deferred tax recovery(1)	36	-	-	-	36
Adjustment to retained earnings	$2,748	$170	$(23)	$-	$2,895
(1)	Statutory tax rates of 27% and nil were applied to SQM and APC, respectively. The statutory rate applied to SQM may not be indicative of the tax impact on disposition.

(d)	Pro Forma Statement of Earnings

The pro forma statement of earnings for the year ended December 31, 2017 has been adjusted to give effect to the consummation of the Arrangement as if it had occurred on January 1, 2017. Results for SQM, APC, ICL, and Conda, which have been, or will be, divested by PotashCorp or Agrium, were removed from the pro forma statement of earnings. The following pro forma adjustments were made as they are directly attributable to the Arrangement, the complete financial effects are objectively determinable, and the adjustments are factually supportable:

(i)	Sales and cost of goods sold have been adjusted to eliminate sales made by PotashCorp to Agrium of $71 for the year ended December 31, 2017. Cost of goods sold and inventories have also been adjusted to eliminate intercompany profits of $3 included in inventories held as at December 31, 2017. Intercompany profits included in inventories were estimated based on the gross margin of PotashCorp’s sales and estimated inventory remaining at December 31, 2017.

(ii)	Eliminate change in control payments of $2 related to executive compensation accrued in the historical financial statements of Agrium.

(iii)	The excess of the fair values of Agrium’s long-term debt over its carrying value was amortized using the effective interest method over the remaining terms of the long-term debt. Reduction in finance costs of $44 was recorded for the year ended December 31, 2017.

(iv)	Transaction costs directly related to the Arrangement and included in the historical financial statements of PotashCorp and Agrium in the amounts of $84 and $94 have been eliminated.

(v)	Statutory tax rate of 27% was used to determine the income tax effect of the above pro forma adjustments. The enacted or substantively enacted tax rate of Nutrien could be different than the tax rate assumed for the purpose of preparing this pro forma financial information.

Note 5    Earnings per Share Information

Pro forma net earnings per share

Year Ended
December 31,
2017
Basic net earnings per share (1)
Net earnings attributable to Nutrien shareholders - basic	$816
Weighted average shares - basic (millions)	644.15
Net earnings per share - basic	$1.27
Diluted net earnings per share (1)
Net earnings attributable to Nutrien shareholders - diluted	$816
Weighted average shares - diluted (millions)	644.42
Net earnings per share - diluted	$1.27
(1)	Net earnings per share calculations are based on dollar amounts rounded to the nearest million and share amounts rounded to the nearest ten thousand.

Pro forma Nutrien Shares outstanding for earnings per share calculations

Year Ended
December 31,
(in millions)	2017
Agrium converted common shares outstanding - basic	308.12
PotashCorp converted common shares outstanding - basic	336.03
Nutrien Shares outstanding - basic	644.15
Dilutive effect of Nutrien equity-based awards	0.27
Nutrien Shares outstanding - diluted	644.42

Historical PotashCorp and Agrium earnings per share

Basic and diluted earnings per share from continuing operations for PotashCorp and Agrium were $0.18 and $3.60, respectively for the year ended December 31, 2017.

Note 6	Arrangement Consideration: Estimated Fair Value of Nutrien Share-based Compensation Issued in Exchange for Agrium Share-based Compensation

As more particularly described in the Arrangement Agreement and in “Part I — The Arrangement — Effect of the Arrangement — Agrium Options, PotashCorp Options, and Other Awards under Equity-Based Compensation Plans” in the Joint Circular, an equity instrument granted under a share-based payment arrangement (where each of the two foregoing italicized terms are defined under IFRS 2—Share-Based Payment) were assumed by Nutrien and exchanged for Replacement Awards as contemplated in the Arrangement Agreement, based on the Agrium Exchange Ratio and the PotashCorp Exchange Ratio. Under IFRS 3, each Replacement Award issued to former Agrium award holders is measured at fair value on the date of acquisition and the portion attributable to pre-combination service is recorded as part of the purchase consideration and the portion attributable to post-combination service will be recognized as share-based compensation expense over the remaining post-combination service period. As the Replacement Awards have all the same material characteristics as the exchanged equity instruments being replaced, it is not expected that there will be a material difference between the fair value of the original equity instruments outstanding on the completion of the arrangement and the fair value of the Replacement Awards.

Note 7   Reclassifications

The following reclassifications were made to align the presentation of PotashCorp and Agrium’s historical financial statements with Nutrien’s presentation. The reclassifications have no impact on the historical shareholders’ equity or net earnings of PotashCorp and Agrium.

PotashCorp balance sheet reclassifications

As at December 31, 2017	Amount Before	Reclassification		Amount After
	Reclassifications	Amounts	Reference	Reclassifications
Assets
Current assets
Cash and cash equivalents	$116	$-		$116
Receivables	489	-		489
Inventories	788	-		788
Prepaid expenses and other current assets	72	-		72
Assets held for sale	1,858	-		1,858
	3,323	-		3,323
Non-current assets
Property, plant and equipment	12,971	-		12,971
Goodwill	-	97	(a)	97
Other intangible assets	-	69	(a)	69
Intangible assets	166	(166)	(a)	-
Investments	-	292	(b)	292
Investments in equity-accounted investees	30	(30)	(b)	-
Available-for-sale-investments	262	(262)	(b)	-
Other assets	246	-		246
Total Assets	$16,998	-		$16,998
Liabilities
Current liabilities
Short-term debt and current portion of long-term debt	$730	(730)	(c)	$-
Short-term debt	-	730	(c)	730
Current portion of long-term debt	-	-		-
Payables and accrued charges	807	29	(d)	836
Current portion of derivative instrument liabilities	29	(29)	(d)	-
Deferred income tax liabilities on assets held for sale	36	-		36
	1,602	-		1,602
Non-current liabilities
Long-term debt	3,711	-		3,711
Derivative instrument liabilities	35	(35)	(d)	-
Deferred income tax liabilities	2,205	-		2,205
Pension and other post-retirement benefit liabilities	440	-		440
Asset retirement obligations and accrued environmental costs	651	-		651
Other non-current liabilities and deferred credits	51	35	(d)	86
Total Liabilities	8,695	-		8,695
Equity attributable to holders of Nutrien	8,303	-		8,303
Non-controlling interest	-	-		-
Total Shareholders’ Equity	8,303	-		8,303
Total Liabilities and Shareholders’ Equity	$16,998	$-		$16,998

(a)	Intangible assets were disaggregated between goodwill, and other intangible assets.
(b)	Available-for-sale investments and investments in equity-accounted investees were reclassified to investments.

(c)	Short-term debt and current portion of long-term debt was reclassified to short-term debt.
(d)	Derivative instrument liabilities were reclassified to payables and accrued charges, and other non-current liabilities and deferred credits.

Agrium balance sheet reclassifications

As at December 31, 2017	Amount Before	Reclassification			Amount After
	Reclassifications	Amounts	Reference		Reclassifications
Assets
Current assets
Cash and cash equivalents	$466	$-			$466
Receivables	2,406	18	(a	)	2,424
Income taxes receivable	18	(18)	(a	)	-
Inventories	3,321	-			3,321
Prepaid expenses and other current assets	1,004	120	(b	)	1,124
Other current assets	120	(120)	(b	)	-
Assets held for sale	105	-			105
	7,440	-			7,440
Non-current assets
Property, plant and equipment	7,091	-			7,091
Investments	-	522			522
Investments in equity-accounted investees	522	(522)			-
Other assets	58	85	(c	)	143
Goodwill	2,228	-			2,228
Other intangible assets	518	-			518
Deferred income tax assets	85	(85)	(c	)	-
Total Assets	$17,942	$-			$17,942
Liabilities
Current liabilities
Short-term debt	$867	$-			$867
Payables and accrued charges	5,206	90	(d	)	5,296
Income taxes payable	27	(27)	(d	)	-
Current portion of long-term debt	11	-			11
Current portion of other provisions	63	(63)	(d	)	-
	6,174	-			6,174
Non-current liabilities
Long-term debt	4,397	-			4,397
Deferred income tax liabilities	473	-			473
Pension and other post-retirement benefit liabilities	142	-			142
Asset retirement obligations and accrued environmental costs	-	517	(e	)	517
Other provisions	522	(522)	(e	)	-
Other non-current liabilities and deferred credits	106	12	(e	)(f)	118
Total Liabilities	11,814	7			11,821
Equity attributable to holders of Nutrien	6,121	-			6,121
Non-controlling interest	7	(7)	(f	)	-
Total Shareholders’ Equity	6,128	(7)			6,121
Total Liabilities and Shareholders’ Equity	$17,942	$-			$17,942

(a)	Income taxes receivable was reclassified to receivables.
(b)	Other current assets were reclassified to prepaid expenses and other current assets.
(c)	Deferred income tax assets were reclassified to other assets.
(d)	Income taxes payable and current portion of other provisions were reclassified to payables and accrued charges.

(e)	Other provisions were reclassified to asset retirement obligations and accrued environmental costs, and other non-current liabilities and deferred credits.
(f)	Non-controlling interest was reclassified to other non-current liabilities and deferred credits.

PotashCorp statement of income reclassifications

For the year ended December 31, 2017	Amount Before Reclassifications	Reclassification Amounts	Reference	Amount After Reclassifications
Sales	$4,547	$-		$4,547
Freight, transportation and distribution	(537)	-		(537)
Cost of goods sold	(3,335)	-		(3,335)
Gross margin	675	-		675
Selling and administrative expenses	(214)	214	(a)	-
Selling expenses	-	(30)	(a)	(30)
General and administrative expenses	-	(184)	(a)	(184)
Provincial mining and other taxes	(151)	-		(151)
Earnings of equity-accounted investees	-	7	(c)	7
Transaction costs	(84)	84	(b)	-
Other income (expenses)	(17)	(91)	(b),(c)	(108)
Income before finance costs and income taxes	209	-		209
Finance costs	(238)	-		(238)
Finance costs related to long-term debt	-	-		-
Income before income taxes	(29)	-		(29)
Income taxes	183	-		183
Net income from continuing operations	154	-		154
Net income from discontinued operations	173	-		173
Net income	$327	$-		$327
(a)	Selling and administrative expenses were reclassified to selling expenses, and general and administrative expenses.
(b)	Transaction costs were reclassified to other income (expenses).
(c)	Equity earnings from investees were reclassified from other income (expenses) to earnings of equity-accounted investees.

Agrium statement of income reclassifications

For the year ended December 31, 2017	Amount Before Reclassifications	Reclassification Amounts	Reference	Amount After Reclassifications
Sales	$13,766	$-		$13,766
Freight, transportation and distribution	-	(346)	(a)	(346)
Cost of goods sold	(10,340)	346	(a)	(9,994)
Gross margin	3,426	-		3,426
Selling expenses	(2,014)	-		(2,014)
General and administrative expenses	(247)	(69)	(b)	(316)
Share-based payments	(69)	69	(b)	-
Provincial mining and other taxes	-	(13)	(c)	(13)
Earnings of equity-accounted investees	39	-		39
Other income (expenses)	(119)	(22)	(c),(e)	(141)
Earnings before finance costs and income taxes	1,016	(35)		981
Finance costs	(101)	(175)	(d),(e)	(276)
Finance costs related to long-term debt	(210)	210	(d)	-
Earnings before income taxes	705	-		705
Income taxes	(203)	-		(203)
Net earnings from continuing operations	502	-		502
Net loss from discontinued operations	(187)	-		(187)
Net earnings	$315	$-		$315
(a)	Freight, transportation and distribution were disaggregated from cost of goods sold.
(b)	Share-based payments were reclassified to general and administrative expenses.
(c)	Provincial mining and other taxes was disaggregated into separate lines.
(d)	Finance costs related to long-term debt were reclassified to finance costs.
(e)	Interest expense related to customer prepayments was reclassified from finance costs to other income (expenses).

EARNINGS COVERAGE

The following earnings coverage ratio is calculated on a consolidated basis for the twelve month period ended December 31, 2017, based on unaudited pro forma financial information included in the Nutrien BAR, which is incorporated by reference in the accompanying prospectus. The earnings coverage ratio set out below has been prepared and included in this prospectus supplement in accordance with Canadian disclosure requirements. The following earnings coverage ratio gives effect to the exchange offers (assuming that all conditions thereof are satisfied or waived and that all outstanding Agrium Notes and PotashCorp Notes are validly tendered for exchange before the Early Tender Time). The earnings coverage ratio does not purport to be indicative of earnings coverage ratios for any future periods. See the sections entitled “Unaudited Pro Forma Consolidated Financial Information” and “Consolidated Capitalization” as well as the Nutrien Financial Statements that are incorporated by reference in the prospectus.

Fiscal Year Ended December 31, 2017
Earnings Coverage(1)	2.96

(1)	Earnings coverage is equal to our consolidated net earnings attributable to equity holders before borrowing costs and income taxes divided by our borrowing costs for the relevant period, subject to the adjustments described above.

Our pro forma borrowing costs amounted to approximately $445 million for the twelve-month period ended December 31, 2017, and our pro forma consolidated net earnings attributable to equity holders of Nutrien before borrowing costs and income tax expense for the twelve-month period ended December 31, 2017 was approximately $1,317 million, which is 2.96 times our pro forma borrowing costs requirement for such period.

PRIOR SALES

No Nutrien Notes have been distributed in the twelve-month period prior to the date of this prospectus supplement.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the Nutrien Notes. In exchange for issuing the Nutrien Notes and paying the cash consideration, we will receive the tendered PotashCorp Notes and Agrium Notes. The PotashCorp Notes and Agrium Notes surrendered in connection with the exchange offers and accepted for exchange will be cancelled shortly after the completion of the exchange offers following completion of certain internal transactions.

THE EXCHANGE OFFERS AND CONSENT SOLICITATIONS

Purpose of the Exchange Offers and Consent Solicitations

Nutrien is making the exchange offers to simplify its capital structure, to give existing holders of PotashCorp Notes and Agrium Notes the option to receive notes issued by Nutrien and to streamline the reporting obligations of Nutrien and all of its subsidiaries, including PotashCorp and Agrium. Nutrien is conducting the consent solicitations to, among other things, eliminate certain covenants and event of default provisions under the Indentures, the PotashCorp Notes and the Agrium Notes. Consummation of the exchange offers and consent solicitations is expected to ease administration of Nutrien’s consolidated indebtedness.

Terms of the Exchange Offers and Consent Solicitations

In the exchange offers, Nutrien is offering in exchange for a holder’s outstanding PotashCorp Notes and Agrium Notes, as applicable, the following Nutrien Notes and cash consideration:

Aggregate Principal Amount	Series of PotashCorp Notes to be Exchanged	Series of Nutrien Notes to be Issued	Interest Payment Dates for Both the PotashCorp Notes and Nutrien Notes
$500,000,000	6.500% Senior Notes due 2019	6.500% Senior Notes due 2019	May 15 and November 15

$500,000,000	4.875% Senior Notes due 2020	4.875% Senior Notes due 2020	March 30 and September 30

$750,000,000	3.625% Senior Notes due 2024	3.625% Senior Notes due 2024	March 15 and September 15

$500,000,000	3.000% Senior Notes due 2025	3.000% Senior Notes due 2025	April 1 and October 1

$500,000,000	4.000% Senior Notes due 2026	4.000% Senior Notes due 2026	June 15 and December 15

$500,000,000	5.875% Senior Notes due 2036	5.875% Senior Notes due 2036	June 1 and December 1

$500,000,000	5.625% Senior Notes due 2040	5.625% Senior Notes due 2040	June 1 and December 1

Aggregate Principal Amount	Series of Agrium Notes to be Exchanged	Series of Nutrien Notes to be Issued	Interest Payment Dates for Both the Agrium Notes and Nutrien Notes
$500,000,000	6.750% Debentures due 2019	6.750% Senior Notes due 2019	January 15 and July 15

$500,000,000	3.150% Debentures due 2022	3.150% Senior Notes due 2022	April 1 and October 1

$500,000,000	3.500% Debentures due 2023	3.500% Senior Notes due 2023	June 1 and December 1

$550,000,000	3.375% Debentures due 2025	3.375% Senior Notes due 2025	March 15 and September 15

$125,000,000	7.800% Debentures due 2027	7.800% Senior Notes due 2027	February 1 and August 1

$450,000,000	4.125% Debentures due 2035	4.125% Senior Notes due 2035	March 15 and September 15

$300,000,000	7.125% Debentures due 2036	7.125% Senior Notes due 2036	May 23 and November 23

$500,000,000	6.125% Debentures due 2041	6.125% Senior Notes due 2041	January 15 and July 15

$500,000,000	4.900% Debentures due 2043	4.900% Senior Notes due 2043	June 1 and December 1

$500,000,000	5.250% Debentures due 2045	5.250% Senior Notes due 2045	July 15 and January 15

In exchange for each $1,000 principal amount of PotashCorp Notes and Agrium Notes that is validly tendered prior to 5:00 p.m., New York City time, on March 23, 2018, and not validly withdrawn, holders will receive the Total Consideration, which consists of $1,000 principal amount of Nutrien Notes, including the Early Participation Premium of $50 principal amount of Nutrien Notes, and the Consent Fee. In exchange for each $1,000 principal amount of PotashCorp Notes and Agrium Notes that is validly tendered after the Early Tender

Time but prior to 12:00 midnight (the last minute of the day), New York City time, on April 6, 2018, and not validly withdrawn, holders will receive only the Exchange Consideration, which consists of $950 principal amount of Nutrien Notes and the Consent Fee.

Each series of Nutrien Notes will be issued in the same minimum denomination as the corresponding series of PotashCorp Notes or Agrium Notes, as applicable, for which they are being offered in exchange ($1,000 or $2,000 in principal amount and integral multiples of $1,000 in excess thereof, as applicable), other than as described below. See “Description of Nutrien Notes—General.” In order to be eligible to receive Nutrien Notes pursuant to any particular exchange offer, a holder must validly offer for exchange an amount of the applicable PotashCorp Notes or Agrium Notes at least equal to such minimum denomination. If, with respect to any tender of PotashCorp Notes or Agrium Notes of a particular series, Nutrien would be required to issue a Nutrien Note in a denomination other than $1,000, $2,000 or an integral multiple of $1,000 in excess thereof, Nutrien will, in lieu of such issuance:

•	issue a Nutrien Note in a principal amount that has been rounded down to the nearest lesser integral multiple of $1,000 or $2,000, as applicable; and

•	pay a cash amount equal to:

•	the difference between (i) the principal amount of the Nutrien Notes to which the tendering holder would otherwise be entitled and (ii) the principal amount of the Nutrien Notes actually issued in accordance with this paragraph; plus

•	accrued and unpaid interest on the principal amount representing such difference to, but excluding, the Settlement Date. However, you will not receive any payment for interest on this cash amount or any accrued or unpaid interest by reason of any delay on the part of the Exchange Agent in making delivery or payment to the holders entitled thereto or any delay in the allocation or crediting of securities or monies received by DTC to participants in DTC or in the allocation or crediting of securities or monies received by participants to beneficial owners. In no event will Nutrien be liable for interest or damages in relation to any delay or failure of payment to be remitted to any holder.

The interest rate, interest payment dates, redemption terms and maturity date of each series of Nutrien Notes to be issued by Nutrien in the exchange offers will be the same as those of the corresponding series of PotashCorp Notes or Agrium Notes to be exchanged. The Nutrien Notes received in exchange for the tendered PotashCorp Notes or Agrium Notes will accrue interest from (and including) the most recent date to which interest has been paid on those PotashCorp Notes or Agrium Notes, respectively; provided that, with respect to any tendered PotashCorp Notes or Agrium Notes that have a regular record date falling prior to the Expiration Time with respect to an interest payment date occurring after the Settlement Date, any such interest will be deemed to have been paid with respect to the applicable PotashCorp Notes or Agrium Notes, and interest on the Nutrien Notes that are exchanged for such PotashCorp Notes and Agrium Notes will accrue from (and including) such interest payment date. Interest will only accrue with respect to the aggregate principal amount of Nutrien Notes you receive, which will be less than the principal amount of PotashCorp Notes or Agrium Notes you tendered for exchange if you tender your PotashCorp Notes or Agrium Notes after the Early Tender Time but prior to the Expiration Time. Except as otherwise set forth above, you will not receive a payment for accrued and unpaid interest on PotashCorp Notes or Agrium Notes you exchange at the time of the exchange.

Each series of Nutrien Notes is a new series of debt securities that will be issued under an indenture, to be dated as of the Settlement Date, between Nutrien and The Bank of New York Mellon, as trustee (the “Nutrien Indenture”) and one or more officer’s certificates setting forth the terms of the respective series. The terms of the Nutrien Notes will include those expressly set forth in such notes and the Nutrien Indenture and those made part of the Nutrien Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). Because the Nutrien Indenture will be subject to the CBCA, it will be exempt from certain provisions of the Trust Indenture Act by virtue of Rule 4d-9 thereunder.

In conjunction with the exchange offers, we are also soliciting consents from the holders of each series of PotashCorp Notes and class of Agrium Notes to effect a number of amendments to the terms of each series of PotashCorp Notes or Agrium Notes, as applicable and as governed by the applicable Indentures. You may not consent to the Proposed Amendments without tendering PotashCorp Notes or Agrium Notes in the applicable exchange offer and you may not tender your PotashCorp Notes or Agrium Notes for exchange without consenting to the Proposed Amendments with respect to that specific series of PotashCorp Notes or class of Agrium Notes.

If you validly tender PotashCorp Notes or Agrium Notes before the Early Tender Time, you may validly withdraw your tender in respect of such PotashCorp Notes or Agrium Notes at any time before the Withdrawal Deadline, but you will not receive the Early Participation Premium unless you validly re-tender such notes before the Early Tender Time. If the valid withdrawal of your tender occurs before the Withdrawal Deadline, your consent in respect of such notes will also be revoked, and you will not receive the Consent Fee unless you validly re-tender such notes before the Expiration Time. Tenders of PotashCorp Notes and Agrium Notes, and the corresponding consents to the Proposed Amendments, may not be withdrawn after the Withdrawal Deadline.

Upon or promptly following the Withdrawal Deadline, it is anticipated that PotashCorp and the PotashCorp Trustee and Agrium and the Agrium Trustee will execute and deliver one or more supplemental indentures with respect to each affected series of PotashCorp Notes or Agrium Notes for which the Requisite Consents have been obtained that will, subject to the satisfaction or waiver of the conditions to the exchange offer for such affected series, effectuate the Proposed Amendments with effect from the Settlement Date. Holders of PotashCorp Notes and Agrium Notes will not be given prior notice that PotashCorp and the PotashCorp Trustee or Agrium and the Agrium Trustee, as applicable, are executing a supplemental indenture, and you will not be able to revoke a consent that was delivered with a validly tendered PotashCorp Note or Agrium Note after the execution of the supplemental indenture with respect to that series of PotashCorp Notes or Agrium Notes.

The consummation of each exchange offer is subject to, and conditional upon, the satisfaction or waiver of the conditions discussed under “—Conditions to the Exchange Offers and Consent Solicitations,” including, among other things, the receipt of the Requisite Consents with respect to the applicable series of PotashCorp Notes or class of Agrium Notes and the satisfaction of the Credit Facility Refinancing condition. “Requisite Consents” means in the case of the exchange offers for each series of PotashCorp Notes, the receipt of valid consents to the applicable Proposed Amendments from the holders of not less than a majority of the aggregate principal amount of the outstanding notes of such series of PotashCorp Notes, in the case of the exchange offers for each series of Class A Agrium Notes, the receipt of valid consents to the applicable Proposed Amendments from the holders of not less than a majority of the aggregate principal amount of the outstanding Class A Agrium Notes voting together as a class and, in the case of the exchange offers for each series of Class B Agrium Notes, the receipt of valid consents to the applicable Proposed Amendments from the holders of not less than a majority of the aggregate principal amount of the outstanding Class B Agrium Notes voting together as a class. We may, at our option and in our sole discretion, waive any such conditions, except the condition that the registration statement of which this prospectus supplement forms a part remains effective under the U.S. Securities Act. In addition, we cannot waive the Credit Facility Refinancing condition unless specified conditions set forth in the Credit Facility Commitments are also waived by the lenders to be party to the Nutrien Credit Facility. For information about other conditions to our obligations to consummate the exchange offers, see “—Conditions to the Exchange Offers and Consent Solicitations.” For a description of the Proposed Amendments, see “The Proposed Amendments.”

If the Requisite Consents are received and accepted, then, as applicable, PotashCorp and the PotashCorp Trustee and Agrium and the Agrium Trustee will execute and deliver one or more supplemental indentures to each relevant Indenture to effectuate the Proposed Amendments. Under the terms of such supplemental indenture, the Proposed Amendments will become effective on the Settlement Date. Each non-consenting holder of such series of PotashCorp Notes or Agrium Notes will be bound by the applicable supplemental indenture.

Conditions to the Exchange Offers and Consent Solicitations

The consummation of each exchange offer is subject to, and conditional upon, the satisfaction or waiver by Nutrien in its sole discretion of the following conditions: (a) the receipt of the Requisite Consents described above under “—Terms of the Exchange Offers and Consent Solicitations” with respect to the applicable series of PotashCorp Notes or class of Agrium Notes, (b) completion of the Credit Facility Refinancing, (c) the registration statement of which this prospectus supplement forms a part remaining effective under the U.S. Securities Act and (d) the following statements are true:

(1)    No action or event has occurred or been threatened (including a default under an agreement, indenture or other instrument or obligation to which we or one of our affiliates is a party or by which we or one of our affiliates is bound), no action is pending, no action has been taken, and no statute, rule, regulation, judgment, order, stay, decree or injunction has been promulgated, enacted, entered, enforced or deemed applicable to the exchange offers, the exchange of PotashCorp Notes or Agrium Notes under an exchange offer, the consent solicitations or the Proposed Amendments, by or before any court or governmental, regulatory or administrative agency, authority or tribunal, which either:

•	in our reasonable judgment, challenges the making of the exchange offers, the exchange of PotashCorp Notes or Agrium Notes under an exchange offer, the consent solicitations or the Proposed Amendments, or might, directly or indirectly, prohibit, prevent, restrict or delay consummation of, or might otherwise adversely affect in any material manner, the exchange offers, the exchange of PotashCorp Notes or Agrium Notes under an exchange offer, the consent solicitations or the Proposed Amendments; or

•	in our reasonable judgment, is likely to materially affect the business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects of Nutrien and its subsidiaries, taken as a whole, or materially impair the contemplated benefits to Nutrien of the exchange offers, the exchange of PotashCorp Notes or Agrium Notes under an exchange offer, the consent solicitations or the Proposed Amendments;

(2)    None of the following has occurred:

•	any general suspension, of or limitation on, trading in securities on any Canadian marketplace, United States national securities exchange or in the over-the-counter market (whether or not mandatory);

•	a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States or Canada (whether or not mandatory);

•	a commencement or escalation of a war, armed hostilities, terrorist act or other national or international crisis directly or indirectly relating to the United States or Canada, if the effect of any such event, in our reasonable judgment, makes it impracticable or inadvisable to proceed with the exchange offers or consent solicitations; or

•	any limitation (whether or not mandatory) by any governmental authority on, or other event, in our reasonable judgment, having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States or Canada; and

(3)    Neither the PotashCorp Trustee nor the Agrium Trustee has objected in any respect to, or taken any action that could in our reasonable judgment adversely affect the consummation of, any of the exchange offers, the exchange of PotashCorp Notes or Agrium Notes, as applicable, under an exchange offer, the consent solicitations or our ability to effect the Proposed Amendments, nor has the PotashCorp Trustee or the Agrium

Trustee taken any action that challenges the validity or effectiveness of the procedures used by us in soliciting consents (including the form thereof) or in making the exchange offers, the exchange of the PotashCorp Notes or the Agrium Notes, as applicable, under an exchange offer or the consent solicitations.

All of these conditions are for our sole benefit and, except for the condition that the registration statement of which this prospectus supplement forms a part remains effective under the U.S. Securities Act, may be waived by us, in whole or in part in our sole discretion. Notwithstanding, we cannot waive the Credit Facility Refinancing condition unless specified conditions set forth in the Credit Facility Commitments are also waived by the lenders to be party to the Nutrien Credit Facility. Any determination made by us concerning these events, developments or circumstances shall be conclusive and binding, subject to the rights of the holders of the PotashCorp Notes or Agrium Notes to challenge such determination in a court of competent jurisdiction. All conditions to the exchange offers must be satisfied or, where permitted, waived, at or by the Expiration Time.

Expiration Time; Extensions; Amendments

The Expiration Time for each exchange offer shall be 12:00 midnight (the last minute of the day), New York City time, on April 6, 2018, subject to our right to extend that date and time in respect of any particular exchange offer in our sole discretion, in which case the Expiration Time shall be the latest date and time to which we have extended the applicable exchange offer.

Subject to applicable law, we expressly reserve the right, in our sole discretion, with respect to each exchange offer and consent solicitation to:

(1)    delay accepting any PotashCorp Notes or Agrium Notes, as applicable, to extend the exchange offer and consent solicitation or to terminate the exchange offer and consent solicitation and not accept any PotashCorp Notes or Agrium Notes, as applicable; and

(2)    amend, modify or waive in part or whole, at any time, or from time to time, the terms of the exchange offer and consent solicitation in any respect, including waiver of any conditions to consummation of the exchange offer and consent solicitation (except the condition that the registration statement of which this prospectus supplement forms a part remains effective under the U.S. Securities Act).

Each exchange offer with respect to a series of PotashCorp Notes or Agrium Notes is a separate exchange offer and may be individually amended, extended, terminated or withdrawn without amending, extending, terminating or withdrawing an exchange offer with respect to any other series of PotashCorp Notes or Agrium Notes.

If we exercise any such right, we will give written notice thereof to the Exchange Agent and will make a public announcement thereof as promptly as practicable and, in the case of an extension of the Expiration Time for an exchange offer, no later than 9:00 a.m. New York City time, on the next business day after the scheduled Expiration Time of such exchange offer. Without limiting the manner in which we may choose to make a public announcement of any extension, amendment or termination of the exchange offers and consent solicitations, we will not be obligated to publish, advertise or otherwise communicate any such public announcement, other than by making a timely press release to any appropriate news agency.

The minimum period during which each exchange offer and consent solicitation will remain open following material changes in the terms of the exchange offer and consent solicitation or in the information concerning such exchange offer and consent solicitation will depend upon the facts and circumstances of such change, including the relative materiality of the changes.

In accordance with Rule 14e-1 under the U.S. Exchange Act, if we elect to change the consideration offered or the percentage of PotashCorp Notes or Agrium Notes sought, the applicable exchange offers and consent solicitations will remain open for a minimum ten-business-day period following the date that the notice of such change is first published or sent to holders of the PotashCorp Notes or Agrium Notes, as applicable.

Effect of Tender

Any tender of a PotashCorp Note or an Agrium Note by a noteholder that is not validly withdrawn will constitute a binding agreement between that holder and Nutrien and a consent to the Proposed Amendments upon the terms and subject to the conditions of the applicable exchange offer and the letter of transmittal and consent. The acceptance of the exchange offers by a tendering holder of PotashCorp Notes or Agrium Notes will constitute the agreement by that holder to deliver good and marketable title to the tendered PotashCorp Notes or Agrium Notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind. If you validly tender PotashCorp Notes or Agrium Notes before the Early Tender Time, you may validly withdraw your tender in respect of such PotashCorp Notes or Agrium Notes at any time before the Withdrawal Deadline, but you will not receive the Early Participation Premium unless you validly re-tender such notes before the Early Tender Time. If the valid withdrawal of your tender occurs before the Early Tender Time, your consent in respect of such notes will also be revoked, and you will not receive the Consent Fee unless you validly re-tender such notes before the Expiration Time. Tenders of PotashCorp Notes and Agrium Notes, and the corresponding consents to the Proposed Amendments, may not be withdrawn after the Withdrawal Deadline.

Upon or promptly following the Withdrawal Deadline, it is anticipated that PotashCorp and the PotashCorp Trustee and Agrium and the Agrium Trustee will execute and deliver one or more supplemental indentures with respect to each affected series of PotashCorp Notes or Agrium Notes for which the Requisite Consents have been obtained that will, subject to the satisfaction or waiver of the conditions to the exchange offer for such affected series, effectuate the Proposed Amendments with effect from the Settlement Date. Holders of PotashCorp Notes and Agrium Notes will not be given prior notice that PotashCorp and the PotashCorp Trustee or Agrium and the Agrium Trustee, as applicable, are executing a supplemental indenture, and you will not be able to revoke a consent that was delivered with a validly tendered PotashCorp Note or Agrium Note after the execution of the supplemental indenture with respect to that series of PotashCorp Notes or Agrium Notes.

If the Proposed Amendments have been adopted with respect to a particular series of PotashCorp Notes or class of Agrium Notes, the amendments will apply to all PotashCorp Notes and Agrium Notes of that series or class, as applicable, that are not validly tendered and accepted in the applicable exchange offer, even though the holders of those PotashCorp Notes and Agrium Notes did not consent to the Proposed Amendments. As a result, if the Proposed Amendments are adopted with respect to a particular series of PotashCorp Notes or class of Agrium Notes and you continue to hold PotashCorp Notes or Agrium Notes of that series or class, your PotashCorp Notes or Agrium Notes of that series or class will be governed by the relevant Indenture as amended by the Proposed Amendments, which will have different terms and afford significantly reduced protections to the holders of those securities compared to those currently applicable to the PotashCorp Notes or Agrium Notes or those applicable to the Nutrien Notes. In particular, holders of any series of PotashCorp Notes or class of Agrium Notes in respect of which the Proposed Amendments have been adopted will no longer be entitled to the benefits of various covenants, event of default provisions, provisions requiring us to make an offer to repurchase notes following a change of control in specified circumstances, and other provisions. See “Risk Factors—Risks Related to the Exchange Offers and the Consent Solicitations—The Proposed Amendments will afford reduced protection to remaining holders of PotashCorp Notes and Agrium Notes.”

Absence of Dissenters’ Rights

Holders of the PotashCorp Notes and Agrium Notes do not have any appraisal or dissenters’ rights under New York law, the law governing the PotashCorp Indenture, the PotashCorp Notes, the Agrium Indentures and the Agrium Notes, or under the terms of the relevant Indenture in connection with the exchange offers and consent solicitations.

Acceptance of PotashCorp Notes and Agrium Notes for Exchange; Issuance of Nutrien Notes; Effectiveness of Proposed Amendments

Assuming the conditions to a particular exchange offer and consent solicitation are satisfied or waived, we will issue the Nutrien Notes issuable in connection with such exchange offer in book-entry form and pay the applicable cash Consent Fee in connection with the consent solicitation on the Settlement Date (in exchange for PotashCorp Notes or Agrium Notes that are validly tendered (and not validly withdrawn) before the Expiration Time and accepted for exchange).

We will be deemed to have accepted validly tendered PotashCorp Notes and Agrium Notes (and will be deemed to have accepted validly delivered consents to the Proposed Amendments) if and when we have given written notice thereof to the Exchange Agent. Subject to the terms and conditions of the exchange offers, delivery of Nutrien Notes and payment of the cash consideration in connection with the exchange for PotashCorp Notes and Agrium Notes accepted by us will be made by the Exchange Agent on the Settlement Date upon receipt of such notice. The Exchange Agent will act as agent for participating holders of the PotashCorp Notes and Agrium Notes for the purpose of receiving consents and PotashCorp Notes and Agrium Notes from, and transmitting Nutrien Notes and the cash consideration to, such holders. If any tendered PotashCorp Notes or Agrium Notes are not accepted for any reason set forth in the terms and conditions of the exchange offers or are withdrawn prior to the Withdrawal Deadline, such unaccepted or withdrawn PotashCorp Notes and Agrium Notes will be returned without expense to the tendering holder promptly after such withdrawal or the expiration or termination of the applicable exchange offer.

Procedures for Consenting and Tendering

If you hold PotashCorp Notes or Agrium Notes and wish to have those notes exchanged for Nutrien Notes and the cash consideration, you must validly tender (or cause the valid tender of) your PotashCorp Notes or Agrium Notes using the procedures described in this prospectus supplement and in the accompanying letter of transmittal and consent. The proper tender of PotashCorp Notes or Agrium Notes will constitute an automatic consent to the Proposed Amendments.

The procedures by which you may tender or cause to be tendered PotashCorp Notes or Agrium Notes will depend upon the manner in which you hold the PotashCorp Notes or Agrium Notes. Beneficial owners of PotashCorp Notes or Agrium Notes that hold their PotashCorp Notes or Agrium Notes in street name through a broker, dealer, commercial bank, trust company or other nominee, must contact the institution that holds their PotashCorp Notes or Agrium Notes and follow such broker’s, dealer’s, commercial bank’s, trust company’s or nominee’s procedures for instructing the tender of your PotashCorp Notes or Agrium Notes. You should contact the institution that holds your PotashCorp Notes or Agrium Notes for more details. No alternative, conditional or contingent tenders will be accepted.

PotashCorp Notes and Agrium Notes Held with DTC

Pursuant to authority granted by DTC, if you are a DTC participant that has PotashCorp Notes or Agrium Notes credited to your DTC account and thereby held of record by DTC’s nominee, you may directly tender your PotashCorp Notes or Agrium Notes and deliver a consent as if you were the record holder. Accordingly, references herein to record holders include DTC participants with PotashCorp Notes or Agrium Notes credited to their accounts. Within two business days after the date of this prospectus supplement, the Exchange Agent will establish accounts with respect to the PotashCorp Notes and Agrium Notes at DTC for purposes of the exchange offers.

Tenders of PotashCorp Notes or Agrium Notes, and corresponding consents thereto, will be accepted only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof; provided, that tenders of 5.875% Senior Notes due 2036 of PotashCorp and 7.800% Debentures due 2027 and 7.125% Debentures due 2036 of Agrium will be accepted only in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Any DTC participant may tender PotashCorp Notes or Agrium Notes and thereby deliver a consent to the Proposed Amendments by effecting a book-entry transfer of the PotashCorp Notes or Agrium Notes to be tendered in the exchange offers into the account of the Exchange Agent at DTC and either (1) electronically transmitting its acceptance of the exchange offers through ATOP procedures for transfer; or (2) completing and signing the letter of transmittal and consent according to the instructions contained therein and delivering it, together with any signature guarantees and other required documents, to the Exchange Agent at its address on the back cover page of this prospectus supplement, in either case before the Expiration Time of the exchange offers.

If ATOP procedures are followed, DTC will verify each acceptance transmitted to it, execute a book-entry delivery to the Exchange Agent’s account at DTC and send an agent’s message to the Exchange Agent. An “agent’s message” is a message, transmitted by DTC to and received by the Exchange Agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgement from a DTC participant tendering PotashCorp Notes or Agrium Notes that the participant has received and agrees to be bound by the terms of the exchange offer and consent and that Nutrien and PotashCorp or Agrium, as applicable, may enforce the agreement against the participant. DTC participants following this procedure should allow sufficient time for completion of the ATOP procedures prior to the Expiration Time of the exchange offers.

The letter of transmittal and consent (or facsimile thereof), with any required signature guarantees, or (in the case of book-entry transfer) an agent’s message in lieu of the letter of transmittal and consent, and any other required documents, must be transmitted to and received by the Exchange Agent prior to the Expiration Time of the exchange offers at one of its addresses set forth on the back cover page of this prospectus supplement. Delivery of these documents to DTC does not constitute delivery to the Exchange Agent.

PotashCorp Notes and Agrium Notes Held Through a Nominee

Currently, all of the PotashCorp Notes and Agrium Notes are held in book-entry form and can only be tendered by following the procedures described above under “—PotashCorp Notes and Agrium Notes Held with DTC.” However, if you are a beneficial owner of PotashCorp Notes or Agrium Notes that are subsequently issued in certificated form and that are held of record by a custodian bank, depositary, broker, trust company or other nominee, and you wish to tender your PotashCorp Notes or Agrium Notes in the exchange offers, you should contact the record holder promptly and instruct the record holder to tender the PotashCorp Notes or Agrium Notes and thereby deliver a consent on your behalf using one of the procedures described above.

Effect of Tendering PotashCorp Notes or Agrium Notes

Subject to and effective upon the acceptance for exchange and the issuance of Nutrien Notes and the payment of the Consent Fee in exchange for PotashCorp Notes and Agrium Notes, by tendering PotashCorp Notes or Agrium Notes in accordance with the terms and subject to the conditions set forth in this prospectus supplement and not validly withdrawing such notes, a holder also (1) waives any and all rights with respect to such PotashCorp Notes or Agrium Notes (including any existing or past defaults and their consequences in respect of the PotashCorp Notes or Agrium Notes); (2) releases and discharges any and all claims related to such PotashCorp Notes or Agrium Notes that such tendering holder may have now, or may have in the future, against Nutrien, the PotashCorp Trustee, the Agrium Trustee and their respective affiliates, including, without limitation, any claims that such tendering holder is entitled to receive additional principal or interest payments with respect to such PotashCorp Notes or Agrium Notes (other than as expressly provided in this prospectus supplement) or to participate in any redemption or defeasance of PotashCorp Notes or Agrium Notes; and (3) irrevocably appoints the Exchange Agent as its true and lawful agent and attorney-in-fact (with full knowledge that the Exchange Agent also acts as Nutrien’s agent with respect to the tendered PotashCorp Notes and Agrium Notes, with full power coupled with an interest) to:

•	deliver certificates representing the PotashCorp Notes and Agrium Notes, or transfer ownership of the PotashCorp Notes and Agrium Notes on the account books maintained by DTC, together with all accompanying evidences of transfer and authenticity, to or upon Nutrien’s order;

•	present the PotashCorp Notes and Agrium Notes for transfer on the relevant security register;

•	receive all benefits or otherwise exercise all rights of beneficial ownership of the PotashCorp Notes and Agrium Notes (except that the Exchange Agent will have no rights to or control over Nutrien’s funds, other than as agent for the tendering holders for the purpose of receiving applicable payments pursuant to the exchange offers, and the consent solicitations); and

•	deliver to Nutrien and the PotashCorp Trustee and the Agrium Trustee evidence of the holders’ consent to the Proposed Amendments with respect to their tendered PotashCorp Notes and Agrium Notes and as certification that the Requisite Consents with respect to such issuance have been received;

all in accordance with the terms and conditions of the exchange offers and the consent solicitations as described in this prospectus supplement.

By tendering PotashCorp Notes or Agrium Notes pursuant to an exchange offer and delivering consents pursuant to a consent solicitation, a holder will be deemed to have represented and warranted (1) that such holder has received and read a copy of this prospectus supplement and understands and agrees to be bound by all of the terms and conditions of the applicable exchange offer and consent solicitation, and (2) that such holder has full power and authority to tender, sell, assign, and transfer the PotashCorp Notes or Agrium Notes tendered thereby and deliver the respective consent and that when such PotashCorp Notes or Agrium Notes are accepted for purchase and payment by Nutrien, Nutrien will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right. Such holder will also be deemed to have agreed to, upon request, execute and deliver any additional documents deemed by the Exchange Agent or by Nutrien to be necessary or desirable to complete the sale, assignment and transfer of the PotashCorp Notes or Agrium Notes tendered thereby and the delivery of the related consents.

By tendering PotashCorp Notes or Agrium Notes pursuant to an exchange offer, the holder will be deemed to have agreed that the delivery and surrender of the PotashCorp Notes or Agrium Notes is not effective, and the risk of loss of the PotashCorp Notes or Agrium Notes does not pass to Nutrien or the Exchange Agent, until receipt by the Exchange Agent of a properly transmitted agent’s message together with all accompanying evidence of authority and any other required documents in form satisfactory to Nutrien.

Holders may not transfer record or beneficial ownership of any PotashCorp Notes or Agrium Notes validly tendered into an exchange offer and not validly withdrawn.

The agreement between Nutrien and a holder set forth in any agent’s message will be governed by, and construed in accordance with, the laws of the State of New York.

Letter of Transmittal and Consent

Subject to and effective upon the acceptance for exchange and issuance of Nutrien Notes and the payment of the cash consideration, in exchange for PotashCorp Notes or Agrium Notes tendered by a letter of transmittal and consent in accordance with the terms and subject to the conditions set forth in this prospectus supplement, by executing and delivering a letter of transmittal and consent (or agreeing to the terms of a letter of transmittal and consent pursuant to an agent’s message transmitted pursuant to ATOP) a tendering holder of PotashCorp Notes or Agrium Notes:

•	irrevocably sells, assigns and transfers to or upon the order of Nutrien all right, title and interest in and to, and all claims in respect of or arising or having arisen as a result of the holder’s status as a holder of, the PotashCorp Notes or Agrium Notes tendered thereby;

•	releases and discharges (i) in respect of the PotashCorp Notes, Nutrien, PotashCorp, and the PotashCorp Trustee, and (ii) in respect of the Agrium Notes, Nutrien, Agrium and the Agrium Trustee, from any and all claims such holder may have, now or in the future, arising out of or related to the PotashCorp Notes or Agrium Notes, respectively, including any claims that such tendering holder is entitled to receive additional principal or interest payments with respect to the PotashCorp Notes or Agrium Notes (other than as expressly provided in this prospectus supplement and in the letter of transmittal and consent) or to participate in any redemption or defeasance of the PotashCorp Notes or Agrium Notes;

•	represents and warrants that the PotashCorp Notes or Agrium Notes tendered were owned as of the date of tender, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind;

•	consents to the Proposed Amendments described under “The Proposed Amendments” with respect to the series of PotashCorp Notes or Agrium Notes tendered and authorizes and directs the PotashCorp Trustee or the Agrium Trustee, as applicable, to execute supplemental indentures giving effect to the Proposed Amendments; and

•	irrevocably constitutes and appoints the Exchange Agent the true and lawful agent and attorney-in-fact of the holder with respect to any tendered PotashCorp Notes or Agrium Notes (with full knowledge that the Exchange Agent also acts as the agent of Nutrien), with full powers of substitution and revocation (such power of attorney being deemed to be an irrevocable power coupled with an interest) to cause the PotashCorp Notes or Agrium Notes tendered to be assigned, transferred and exchanged in the exchange offers.

Proper Execution and Delivery Is Your Responsibility

If you wish to participate in the exchange offers and consent solicitations, delivery of your PotashCorp Notes or Agrium Notes, signature guarantees and other required documents are your responsibility. Delivery is not complete until the required items are actually received by the Exchange Agent. If you mail these items, we recommend that you (1) use registered mail properly insured with return receipt requested and (2) mail the required items in sufficient time to ensure timely delivery.

Except as otherwise provided below, all signatures on the letter of transmittal and consent or a notice of withdrawal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program. Signatures on the letter of transmittal and consent need not be guaranteed if:

•	the letter of transmittal and consent is signed by a DTC participant whose name appears on a security position listing of DTC as the owner of the PotashCorp Notes or Agrium Notes and the portion entitled “Special Issuance and Payment Instructions” or “Special Delivery Instructions” on the letter of transmittal and consent has not been completed; or

•	the PotashCorp Notes or Agrium Notes are tendered for the account of an eligible institution. See Instruction 4 in the letter of transmittal and consent.

Withdrawal of Tenders and Revocation of Corresponding Consents

Tenders of PotashCorp Notes or Agrium Notes in connection with any of the exchange offers may be withdrawn at any time prior to the Withdrawal Deadline of the applicable exchange offer. Tenders of PotashCorp Notes and Agrium Notes may not be withdrawn at any time thereafter, except to the extent we are required to offer additional withdrawal rights pursuant to applicable law. Consents to the Proposed Amendments in connection with the consent solicitations may be revoked at any time prior to the Withdrawal Deadline of the particular consent solicitation. A valid withdrawal of tendered PotashCorp Notes or Agrium Notes prior to the Withdrawal Deadline will be deemed to be a concurrent revocation of the related consent to the Proposed Amendments, with respect to that specific series of PotashCorp Notes or class of Agrium Notes and vice versa. Tenders of PotashCorp Notes and Agrium Notes, and the corresponding consents to the Proposed Amendments, may not be withdrawn after the Withdrawal Deadline.

Beneficial owners desiring to withdraw PotashCorp Notes or Agrium Notes previously tendered through the ATOP procedures should contact the bank, brokerage, or other nominee DTC participant through which they previously caused their PotashCorp Notes or Agrium Notes to be tendered. In order to withdraw PotashCorp Notes or Agrium Notes previously tendered, a DTC participant may, prior to the Expiration Time of the exchange offers, withdraw its instruction previously transmitted through ATOP by (1) withdrawing its acceptance through ATOP or (2) delivering to the Exchange Agent by mail, hand delivery or facsimile transmission, notice of withdrawal of such instruction. The notice of withdrawal must contain the name and participant number of the DTC participant. Withdrawal of a prior instruction will be effective upon receipt of such notice of withdrawal by the Exchange Agent. All signatures on a notice of withdrawal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program, except that signatures on the notice of withdrawal need not be guaranteed if the PotashCorp Notes or Agrium Notes being withdrawn are held for the account of an eligible institution. A withdrawal of an instruction must be executed by a DTC participant in the same manner as such DTC participant’s name appears on its transmission through ATOP to which the withdrawal relates. A DTC participant may withdraw a tender only if the withdrawal complies with the provisions described in this section.

If you are a beneficial owner of PotashCorp Notes or Agrium Notes issued in certificated form and have tendered these notes (but not through DTC) and you wish to withdraw your tendered notes, you should contact the Exchange Agent for instructions.

Withdrawals of tenders of PotashCorp Notes or Agrium Notes may not be rescinded. Any PotashCorp Notes or Agrium Notes withdrawn will thereafter be deemed not validly tendered for purposes of the exchange offers. Properly withdrawn PotashCorp Notes or Agrium Notes, however, may be re-tendered by following the procedures described above at any time prior to the Expiration Time of the applicable exchange offer.

Miscellaneous

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of PotashCorp Notes or Agrium Notes in connection with the exchange offers will be determined by us, in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders not in proper form or the acceptance for exchange of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any PotashCorp Notes or Agrium Notes in the exchange offers, and our interpretation of the terms and conditions of the exchange offers (including the instructions in the letter of transmittal and consent) will be final and binding on all parties. None of Nutrien, PotashCorp, Agrium, the Exchange Agent, the Information Agent, the Dealer Managers or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Tenders of PotashCorp Notes or Agrium Notes involving any irregularities will not be deemed to have been made until such irregularities have been cured or waived. PotashCorp Notes or Agrium Notes received by the Exchange Agent in connection with any exchange offer that are not validly tendered and as to which the irregularities have not been cured or waived will be returned by the Exchange Agent to (i) you by mail if they were tendered in certificated form or (ii) if they were tendered through the ATOP procedures, to the DTC participant who delivered such PotashCorp Notes or Agrium Notes by crediting an account maintained at DTC designated by such DTC participant, in either case promptly after the Expiration Time of the applicable exchange offer or the withdrawal or termination of the applicable exchange offer.

We may also in the future seek to acquire untendered PotashCorp Notes or Agrium Notes in open market or privately-negotiated transactions, through subsequent exchange offers or otherwise. The terms of any of those purchases or offers could differ from the terms of these exchange offers.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the transfer and sale of PotashCorp Notes and Agrium Notes to us and the issuance of Nutrien Notes in the exchange offers, unless you instruct us to issue or cause to be issued Nutrien Notes, or request that PotashCorp Notes or Agrium Notes not tendered or accepted in the exchange offers to be returned, to a person other than the tendering holder. If transfer taxes are imposed for any other reason, the amount of those transfer taxes, whether imposed on the registered holders or any other persons, will be payable by the tendering holder.

If satisfactory evidence of payment of or exemption from those transfer taxes is not submitted to the Exchange Agent, the amount of those transfer taxes will be billed directly to the tendering holder and/or withheld from any payments due with respect to the PotashCorp Notes or Agrium Notes tendered by such holder.

U.S. Federal Backup Withholding

Under current U.S. federal income tax law, the Exchange Agent (as payer) may be required under the backup withholding rules to withhold a portion of any payments made to certain holders (or other payees) of PotashCorp Notes or Agrium Notes pursuant to the exchange offers and consent solicitations. To avoid such backup withholding (currently imposed at a rate of 24%), each tendering holder of PotashCorp Notes or Agrium Notes that is a “United States person” for U.S. federal income tax purposes must timely provide the Exchange Agent with such holder’s correct taxpayer identification number (“TIN”) on IRS Form W-9 (available from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS website at http://www.irs.gov), or otherwise establish a basis for exemption from backup withholding. Certain holders (including, among others, corporations) are exempt from these backup withholding requirements. Exempt holders should furnish their TIN, provide the applicable codes in the box labeled “Exemptions,” and sign, date and send the IRS Form W-9 to the Exchange Agent. If a holder is an individual who is a U.S. citizen or resident, the TIN is generally his or her social security number. If the Exchange Agent is not timely provided with the correct TIN, a penalty may be imposed by the IRS and/or payments made with respect to PotashCorp Notes or Agrium Notes exchanged pursuant to the exchange offers and consent solicitations may be subject to backup withholding. Failure to comply truthfully with the backup withholding requirements, if done willfully, may also result in the imposition of criminal and/or civil fines and penalties. See IRS Form W-9 for additional information.

Each tendering holder that is not a “United States person” for U.S. federal income tax purposes must timely provide the Exchange Agent with a properly completed IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form), signed under penalties of perjury, attesting to that holder’s foreign status. The applicable IRS Form W-8 can be obtained from the IRS or from the Exchange Agent.

If backup withholding applies, the Exchange Agent is required to withhold on any payments made to the tendering holders (or other payee). Backup withholding is not an additional tax. A holder subject to the backup withholding rules generally will be allowed a credit of the amount withheld against such holder’s U.S. federal income tax liability, and, if backup withholding results in an overpayment of tax, the holder may be entitled to a refund, provided the requisite information is correctly furnished to the IRS in a timely manner.

Each of Nutrien, Agrium and PotashCorp reserves the right in its sole discretion to take all necessary or appropriate measures to comply with its respective obligations regarding backup withholding

Exchange Agent

D.F. King & Co., Inc. has been appointed the Exchange Agent for the exchange offers and consent solicitations. Letters of transmittal and consent and all correspondence in connection with the exchange offers should be sent or delivered by each holder of PotashCorp Notes or Agrium Notes, or a beneficial owner’s custodian bank, depositary, broker, trust company or other nominee, to the Exchange Agent at the address and telephone numbers set forth on the back cover page of this prospectus supplement. We will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable, out-of-pocket expenses in connection therewith.

Information Agent

D.F. King & Co., Inc. has been appointed as the Information Agent for the exchange offers and the consent solicitations, and will receive customary compensation for its services. Questions concerning tender procedures and requests for additional copies of this prospectus supplement or the letter of transmittal and consent should be directed to the Information Agent at the address and telephone numbers set forth on the back cover page of this prospectus supplement. Holders of any PotashCorp Notes or Agrium Notes issued in certificated form and that are held of record by a custodian bank, depositary, broker, trust company or other nominee may also contact such record holder for assistance concerning the exchange offers.

Dealer Managers

In connection with the exchange offers and consent solicitations, we have retained Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC and RBC Capital Markets, LLC to act as Dealer Managers and we will pay the Dealer Managers a customary fee as compensation for their services. We will also reimburse the Dealer Managers for certain expenses. The obligations of the Dealer Managers to perform this function are subject to certain conditions. We have agreed to indemnify the Dealer Managers against certain liabilities, including liabilities under the federal securities laws. Questions regarding the terms of the exchange offers or the consent solicitations may be directed to the Dealer Managers at their respective addresses and telephone numbers set forth on the back cover page of this prospectus supplement.

The Dealer Managers and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. The Dealer Managers and their respective affiliates have provided, and may in the future provide, a variety of these services to Nutrien and to persons and entities with relationships with Nutrien, for which they have received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the Dealer Managers and their respective affiliates may at any time hold long or short positions, and may trade for their own account or the accounts of customers, in the debt or equity securities of Nutrien or debt securities of PotashCorp or Agrium or their respective affiliates, including any of the PotashCorp Notes or Agrium Notes and, to the extent that the Dealer Managers or their respective affiliates hold PotashCorp Notes or Agrium Notes during the exchange offers and consent solicitations, they may tender such PotashCorp Notes or Agrium Notes pursuant to the terms of the exchange offers and consent solicitations.

One or more of the Dealer Managers may be restricted in its U.S. securities dealings under the Bank Holding Company Act and not be U.S.-registered broker-dealers. All solicitations of tenders of securities in the United States will be made by or through U.S.-registered broker-dealers.

Soliciting Dealer Fee

With respect to any tender by an individual beneficial owner of $250,000 in aggregate principal amount of PotashCorp Notes or Agrium Notes or less that is accepted in the exchange offers and consent solicitations, we will pay the relevant eligible soliciting dealer a fee of 0.25% on the amount of such tender (the “soliciting dealer fee”); provided, however, that in no event will the aggregate amount of soliciting dealer fee due to any individual soliciting dealer institution exceed $625. In order to be eligible to receive the soliciting dealer fee, a properly completed soliciting dealer form, which is included in the documentation accompanying the letter of transmittal and consent, must be received by the Exchange Agent prior to the Expiration Time. We will, in our sole discretion, determine whether a soliciting dealer has satisfied the criteria for receiving a soliciting dealer fee (including, without limitation, the submission of the appropriate documentation without defects or irregularities and in respect of bona fide tenders). Other than the foregoing, no fees or commissions have been or will be paid by us to any broker, dealer or other person, other than the Dealer Manager, the Information Agent and the Exchange Agent, in connection with the exchange offers and consent solicitations.

A “soliciting dealer” is a retail broker designated in the soliciting dealer form and is:

•	a broker or dealer in securities that is a member of any national securities exchange in the United States or of the Financial Industry Regulatory Authority; or

•	a bank or trust company located in the United States.

Soliciting dealers will include any of the organizations described above even when the activities of such organization in connection with the exchange offers and consent solicitations consist solely of forwarding to clients, materials relating to the exchange offers and consent solicitations and tendering PotashCorp Notes and Agrium Notes as directed by beneficial owners thereof. Each soliciting dealer will confirm that each holder of PotashCorp Notes and Agrium Notes that it solicits has received a copy of this document and any amendments or supplements thereto, or concurrently with such solicitation it provided the holder with a copy of this document and any amendments or supplements thereto. No soliciting dealer is required to make any recommendation to holders of PotashCorp Notes or Agrium Notes as to whether to tender or refrain from tendering in the exchange offers or to deliver a consent pursuant to the consent solicitations. No assumption is made, in making payment to any soliciting dealer, that its activities in connection with the exchange offers and consent solicitations included any activities other than those described in this paragraph. For all purposes noted in materials relating to the exchange offers and consent solicitations, the term “solicit” shall be deemed to mean no more than “processing PotashCorp Notes and Agrium Notes tendered or consents delivered” or “forwarding to customers material in connection therewith.”

We will not pay a solicitation fee to any soliciting broker if such soliciting dealer is required for any reason to transfer the amount of such fee to the beneficial owner tendering the PotashCorp Notes or Agrium Notes or the tendered PotashCorp Notes or Agrium Notes are for the soliciting dealer’s own account. If tendered PotashCorp Notes or Agrium Notes are registered in the name of such soliciting dealer, no such fee shall be payable unless such PotashCorp Notes or Agrium Notes are held by such soliciting dealer as nominee and such PotashCorp Notes or Agrium Notes are being tendered for the benefit of one or more beneficial owners.

Other Fees and Expenses

The expenses of soliciting tenders and consents with respect to the PotashCorp Notes and Agrium Notes will be borne by us. The principal solicitations are being made by mail. Additional solicitations may be made by electronic transmission, telephone or in person by the Dealer Managers and the Information Agent, as well as by officers and other employees of Nutrien and its affiliates.

Tendering holders of PotashCorp Notes and Agrium Notes will not be required to pay any fee or commission to the Dealer Managers. If a tendering holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, that holder may be required to pay brokerage fees or commissions.

DESCRIPTION OF THE DIFFERENCES BETWEEN THE NUTRIEN NOTES AND THE POTASHCORP NOTES AND AGRIUM NOTES

The following are summary comparisons of the material terms of the Nutrien Notes and the PotashCorp Notes and Agrium Notes that differ. If consummation of the exchange offers (or any of them) occurs, the rights of holders of PotashCorp Notes and Agrium Notes under such notes who exchange their PotashCorp Notes or Agrium Notes for Nutrien Notes will continue to be governed by the laws of the State of New York, but will then be governed by the terms of the applicable Nutrien Notes and the Nutrien Indenture.

This summary is provided for convenience only, does not purport to be complete and is qualified in its entirety by reference to the Nutrien Indenture, the PotashCorp Indenture and the Agrium Indentures.

The PotashCorp Notes and Agrium Notes represent, as of the date of this prospectus supplement, the only debt securities issued under the Indentures.

Nutrien, the issuer of the Nutrien Notes, is referred to as the “Company,” “we” or “us” in the “Nutrien Notes” column below. PotashCorp, the issuer of the PotashCorp Notes, is referred to as “PCS” in the “PotashCorp Notes” column below. Agrium, the issuer of the Agrium Notes, is referred to as the “Corporation” or “Agrium” in the “Agrium Notes” column below. Other terms used in the comparison of the Nutrien Notes and the PotashCorp Notes and Agrium Notes below and not otherwise defined in this prospectus supplement have the meanings given to those terms in the Nutrien Indenture, the PotashCorp Indenture, or the Agrium Indentures, as applicable. Article and section references in the descriptions of the notes below are references to the applicable indenture under which the notes were or will be issued.

The description of the PotashCorp Notes and Agrium Notes reflects the PotashCorp Notes and Agrium Notes as currently constituted and does not reflect any changes to the covenants and other terms of the PotashCorp Notes and Agrium Notes or the relevant Indentures that may be effected following the consent solicitations as described under “The Proposed Amendments.”

The description of the Agrium Notes reflects the terms of the 1997 Agrium Indenture or 2006 Agrium Indenture, as indicated, as well as certain significant differences pursuant to the first supplemental indenture to the 2006 Agrium Indenture, dated October 1, 2012 (the “First Supplemental Indenture”) or the second supplemental indenture to the 2006 Agrium Indenture, dated November 18, 2014 (the “Second Supplemental Indenture”) as specified.

Comparison of the PotashCorp Notes and Nutrien Notes

	PotashCorp Notes	Nutrien Notes
Limitation on Liens

Section 10.07 of the PotashCorp Indenture

(a) PCS shall not, and shall not permit any Subsidiary to, incur any Lien on or with respect to any of the Principal Property of PCS or any Subsidiary now owned or hereafter acquired to secure Debt without making, or causing such Subsidiary to make, effective provision for securing the Securities (i) equally and ratably with such Debt as to such Principal Property for so long as such Debt shall be so secured, or (ii) in the event such Debt is subordinate in right of payment to the Securities, prior to such Debt as to such Principal Property for so long as such Debt shall be so secured.

Section 1006 of the Nutrien Indenture

Nutrien will not, and will not permit any Subsidiary of Nutrien to, Incur any Debt if such Debt is secured by a mortgage, pledge, security interest or lien (a “mortgage” or “mortgages”) upon any Principal Property, without in any such case effectively providing that the Securities shall be secured equally and ratably with (or, including in the event such Debt is subordinate in right of payment to the Securities, prior to) such Debt for so long as such Debt shall be so secured; provided, however, that the

PotashCorp Notes	Nutrien Notes

The foregoing restrictions will not apply to Liens in respect of Debt existing at the date of this Indenture, Liens on or with respect to property that is not Principal Property or to:

(i) Liens securing only Securities;

(ii) Liens in favor of PCS or any of its Subsidiaries;

(iii) Liens on property existing immediately prior to the time of acquisition thereof (and not created in anticipation of the financing of such acquisition);

(iv) Liens to secure Debt incurred for the purpose of financing all or any part of the purchase price or the cost of construction or improvement of property used in the business of PCS or any Subsidiaries and subject to such Liens, provided that (A) the principal amount of any Debt secured by such a Lien does not exceed 100% of such purchase price or cost, (B) such Lien does not extend to or cover any property other than such property and any such improvements, and (C) such Debt is incurred within 12 months of such purchase, construction or improvement;

(v) Liens on property of a Person existing at the time such Person is merged with or into or amalgamated or consolidated with PCS or any of its Subsidiaries that were not created in anticipation of the acquisition of such Person; provided that such Lien does not extend to or cover any property other than that of the Person so merged, amalgamated or consolidated;

(vi) Liens on any Principal Property in favor of a domestic or foreign governmental body to secure partial progress, advance or other payments pursuant to any contract or statute of such governmental body; and

(vii) Liens to secure Debt incurred to extend, renew, refinance, replace or refund (or successive extensions, renewals, refinancings, replacements or refundings), in whole or in part, any secured Debt existing on the date of this Indenture or any Debt secured by any Lien referred to in the foregoing clauses (i) to (vi), so long as in each such case the Lien does not extend to any other property and the Debt so secured is not increased other than for reasonable costs related to such extension, renewal, refinancing, replacement or refunding.

foregoing restrictions shall not apply to mortgages on or with respect to property that is not Principal Property or to: (a) mortgages existing on the date the Securities are originally issued or mortgages provided for under the terms of agreements existing on such date; (b) mortgages on any property acquired, constructed or improved by Nutrien or any Subsidiary of Nutrien after the date of the Nutrien Indenture that are created or assumed contemporaneously with or within one year after such acquisition, construction or improvement to secure or provide for the payment of all or part of the purchase price or cost of construction thereof or of improvements thereon (or to secure any Debt Incurred by Nutrien or a Subsidiary of Nutrien for the purpose of financing all or a part of the purchase price or cost of construction thereof or of improvements thereon); (c) existing mortgages on property acquired (including mortgages on any property acquired from a Person that is consolidated or amalgamated with or merged with or into Nutrien or a Subsidiary of Nutrien) or mortgages outstanding at the time any Person becomes a Subsidiary of Nutrien that are not Incurred in connection with such entity becoming a Subsidiary of Nutrien; (d) mortgages in favor of Nutrien or any Subsidiary of Nutrien; (e) mortgages on any property in favor of domestic or foreign governmental bodies to secure partial progress, advance or other payments pursuant to any contract, statute or other legal requirement; (f) mortgages on any property to secure asset retirement, reclamation or similar obligations, or to secure penalties, assessments, clean-up costs or other governmental charges relating to environmental protection matters; (g) mortgages in connection with Debt which, by its terms, is Non-Recourse Debt to Nutrien or any of its Subsidiaries; (h) any extension, renewal refinancing, replacement or refunding (or successive extensions, renewals, refinancings, replacements or refundings), in whole or in part, of any mortgage referred to in any foregoing clause (a), (b), (c), (d), (e), (f) or (g) provided, however, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal refinancing, replacement or refunding, together with the reasonable costs (including without limitation any premiums or make-whole payments) related to such extension,

PotashCorp Notes	Nutrien Notes

(b) Notwithstanding the foregoing Paragraph (a), PCS and its Subsidiaries may incur a Lien or Liens to secure Debt (excluding Debt secured by Liens permitted under the foregoing exceptions) the aggregate amount of which, including Attributable Debt in respect of Sale and Leaseback Transactions, does not exceed 15% of Consolidated Net Tangible Assets.

(c) Notwithstanding the foregoing Paragraphs (a) and (b), PCS and its Subsidiaries may incur a Lien or Liens to secure any Debt incurred pursuant to a Sale and Leaseback Transaction, without securing the Securities equally and ratably with or prior to such Debt, as applicable, provided that such Sale and Leaseback Transaction complies with the terms of Paragraphs (b) and (c) of Section 10.08.

renewal refinancing, replacement or refunding, and that security for such extension, renewal, refinancing, replacement or refunding shall be limited to all or a part of the property that secured the mortgage so extended, renewed, refinanced, replaced or refunded (plus improvements on such property); (i) any mortgage which would otherwise be subject to the foregoing restrictions; provided, however, that the aggregate principal amount of the Debt so secured, together with the aggregate principal amount of other Debt secured by mortgages then outstanding (excluding Debt secured by mortgages permitted under the foregoing exceptions and any obligation existing on the date the Securities are originally issued that becomes Debt after such date solely due to a change in Canadian generally accepted accounting principles) would not then exceed 15% of Consolidated Net Tangible Assets; provided, further, that “mortgages” shall not include: (i) mortgages for taxes and other governmental assessments, including utility charges and vault rentals (A) which are not yet delinquent, or (B) which are being contested in good faith; (ii) carrier’s, warehousemen’s, mechanic’s, materialmen’s, repairmen’s, brokers’ or other like mortgages arising or incurred in the ordinary course of business; (iii) attachment or judgment mortgages not giving rise to a default or an event of default and which are being contested in good faith; (iv) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements; (v) deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business; and (vi) easements, rights of way, restrictions, development orders, plats and other similar encumbrances.

“Capital Stock” means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible or exchangeable for capital stock (including preferred stock),

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shares, interests, participations or other ownership interests (however designated)), warrants or other options to purchase any thereof.

“Consolidated Net Tangible Assets” means, at any date, the gross book value as shown by the accounting books and records of all property (both real and personal) of Nutrien and its Subsidiaries, determined on a consolidated basis in accordance with Canadian generally accepted accounting principles (including appropriate deductions for any minority interests in the property of Subsidiaries of Nutrien), less (a) the gross book value of all licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, non-compete agreements or organizational expenses and other like intangibles, (b) gross Debt discount and expense, (c) all reserves for depreciation, obsolescence, depletion and amortization of properties, and (d) all other proper reserves which in accordance with Canadian generally accepted accounting principles should be provided in connection with the business conducted by Nutrien and its Subsidiaries.

“Non-Recourse Debt” means Debt to finance the creation, development, construction, acquisition or improvement of properties or assets and any increases in or extensions, renewals, refinancings, replacements or refundings of such Debt, provided that the recourse of the lender thereof (including any agent, trustee, receiver or other Person acting on behalf of such lender) in respect of such Debt is limited in all circumstances to the properties or assets created, developed, constructed or acquired in respect of which such Debt has been incurred and to the receivables, inventory, equipment, chattel paper, contracts, intangibles and other assets, rights or collateral connected with the properties or assets so created, developed, constructed, acquired or improved.

“Principal Property” means (a) any real property interest, including any mining claims and leases, and any manufacturing plants, distribution facilities, warehouses or other improvements thereon, owned or leased by Nutrien or any Subsidiary of Nutrien, whether owned or leased as of the date of the Indenture or thereafter, the gross book value of which (when combined with any property

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in proximity thereto which is an integral part of the same project) exceeds five percent of Consolidated Net Tangible Assets, other than any real property interest or any manufacturing plant, distribution facility, warehouse or other improvements thereon which the Board of Directors by resolution declares are not material to the total business conducted by Nutrien and its Subsidiaries as an entirety and which, when taken together with all other real property interests and any manufacturing plants, distribution facilities, warehouses or other improvements thereon as to which such declaration has been so made, is so declared by the Board of Directors to be not of material importance to the total business conducted by Nutrien and its Subsidiaries as an entirety and (b) any of the Capital Stock or debt securities issued by any Significant Subsidiary of Nutrien.

Limitation on Sale and Leaseback Transactions

Section 10.08 of the PotashCorp Indenture

PCS shall not, and shall not permit any Subsidiary of PCS to, enter into any Sale and Leaseback Transaction with respect to any Principal Property (except for a period, including renewals, not exceeding 36 months) unless:

(a) At the time of entering into such Sale and Leaseback Transaction, PCS or such Subsidiary would be entitled to incur Debt, in a principal amount equal to the Attributable Debt in respect of such Sale and Leaseback Transaction, secured by a Lien, without equally and ratably securing the Securities;

(b) PCS or such Subsidiary applies, within 12 months after the sale or transfer, an amount equal to the greater of (i) the net proceeds of the Principal Property sold pursuant to the Sale and Leaseback Transaction, or (ii) the fair value (in the opinion of an executive officer of PCS) of such Principal Property to the acquisition of or construction on property used or to be used in the ordinary course of business of PCS or a Subsidiary of PCS, and PCS shall have elected to designate such amount as a credit against such Sale and Leaseback Transaction; or

(c) Subject to the following paragraph, PCS or such Subsidiary applies, within 12 months after the sale or transfer, an amount equal to the net proceeds of Principal Property sold pursuant to the Sale and Leaseback

There is no comparable provision under the Nutrien Indenture.

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Transaction to the voluntary defeasance or retirement of Debt, which amount shall not be less than the fair value (in the opinion of an executive officer of PCS) of such Principal Property less an amount equal to the principal amount of such Debt voluntarily defeased or retired by PCS or such Subsidiary within such 12-month period and not designated as a credit against any other Sale and Leaseback Transaction.

Notwithstanding the foregoing, in no event shall PCS be required to defease or retire, in the aggregate with respect to any and all such transactions pursuant to this Section 10.08, more than 25% of the original aggregate principal amount of a series of Securities on or prior to the fifth anniversary of the original date of issue thereof, the whole as contemplated by and within the meaning of subparagraph 212(1)(b)(vii) of the Income Tax Act (Canada). If the aggregate net proceeds that PCS would be otherwise required to use to defease or retire Securities on or prior to the fifth anniversary of the original date of issue thereof would exceed 25% of the original aggregate principal amount of such series (such excess being “25% Excess Proceeds”), then promptly after such fifth anniversary PCS shall defease or retire Securities in an amount equal to the 25% Excess Proceeds. Pending such defeasing or retiring of Securities, the 25% Excess Proceeds shall be invested and maintained by and for the benefit of PCS in Permitted Short-Term Investments and PCS shall not distribute such proceeds in respect of its shares.

Waiver of Certain Covenants

Section 10.09 of the PotashCorp Indenture

PCS may omit in any particular instance with respect to any series of Securities to comply with any term, provision or condition set forth in Section 10.04, 10.07, or 10.08 if before or after the time for such compliance the Holders of at least a majority in principal amount of all outstanding Securities of such series, by Act of such Holders, either waive such compliance in such instance or generally waive compliance with such covenant or condition, but no such waiver shall extend to or affect such covenant or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations

Section 1009 of the Nutrien Indenture

Nutrien may, with respect to any series of Securities, omit in any particular instance to comply with any term, provision or condition which affects such series set forth in Section 803 (Securities to be Secured in Certain Events) or Sections 1005 to 1007 (Corporate Existence, Limitation on Liens and Provision of Financial Information), inclusive, if the Holders of at least a majority in principal amount of all Outstanding Securities of all series affected by such noncompliance (as one class), by Act of such Holders, waive such compliance in such instance with such term, provision or condition, but no such

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	of PCS and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect.	waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of Nutrien and the duties of the Trustee to Holders of Securities of such series in respect of any such term, provision or condition shall remain in full force and effect.

Events of Default

Section 5.01 of the PotashCorp Indenture

“Event of Default,” wherever used herein with respect to any particular series of Securities, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a) default in the payment of any interest upon or any Additional Amounts payable in respect of any Security of that series, when such interest or Additional Amounts becomes due and payable, and continuance of such default for a period of 30 days;

(b) default in the payment of the principal of (or premium, if any, on) any Security of that series when due;

(c) default in the deposit of any sinking fund payment, when and as due by the terms of any Security of that series and Article Twelve;

(d) default in the performance, or breach, of any covenant or warranty of PCS in this Indenture with respect to any Security of that series (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in this Section 5.01 specifically dealt with), and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to PCS by the Trustee or to PCS and the Trustee by the Holders of at least 25% in principal amount of Outstanding Securities of that series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder;

(e) default under any bond, debenture, note or other evidence of indebtedness for money borrowed by PCS (including obligations under leases required to be capitalized on the

Section 501 of the Nutrien Indenture

“Event of Default,” wherever used herein with respect to Securities of any series, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(1) default in the payment of any interest or Additional Amounts on any Security of that series, or any related coupon, when such interest or coupon becomes due and payable, and continuance of such default for a period of 30 days; or

(2) default in the payment of the principal of (or premium, if any, on) any Security of such series at its Maturity; or

(3) default in the deposit of any sinking fund payment, when and as due by the terms of the Securities of that series and Article Twelve; or

(4) breach or default in the performance of any other covenant or agreement of Nutrien in this Indenture which affects or is applicable to the Securities of such series (other than a default in the performance, or breach of a covenant or warranty which is specifically dealt with elsewhere in this Section), and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to Nutrien by the Trustee or to Nutrien and the Trustee by the Holders of at least 25% in principal amount of all Outstanding Securities of all series affected thereby a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder; or

(5) the entry of a decree or order by a court having jurisdiction in the premises adjudging Nutrien or any Significant Subsidiary of

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balance sheet of the lessee under Canadian GAAP, but not including any indebtedness or obligations for which recourse is limited to property purchased) in an aggregate principal amount in excess of $100,000,000 or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by PCS (including such leases but not including such indebtedness or obligations for which recourse is limited to property purchased) in an aggregate principal amount in excess of $100,000,000 by PCS, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable or such obligations being accelerated, without such acceleration having been rescinded or annulled;

(f) PCS or any Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

(i) commences a voluntary case or proceeding,

(ii) consents to the entry of an order for relief against it in an involuntary case or proceeding,

(iii) consents to the appointment of a Custodian of it or for all or a majority of its property,

(iv) makes a general assignment for the benefit of its creditors or files a proposed or other scheme of arrangement involving the rescheduling or composition of its indebtedness,

(v) files a petition in bankruptcy or an answer or consent seeking reorganization or relief, or

(vi) consents to the filing of such petition in bankruptcy;

(g) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

Nutrien a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of Nutrien or any Significant Subsidiary of Nutrien under any applicable Bankruptcy Law, or appointing a receiver, interim receiver, receiver and manager, liquidator, assignee, trustee, sequestrator (or other similar official) of Nutrien or any Significant Subsidiary of Nutrien or of any substantial part of the property of Nutrien or any Significant Subsidiary of Nutrien, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree order for relief or any such other decree or order unstayed and in effect for a period of 90 consecutive days; or

(6) the commencement by Nutrien or any Significant Subsidiary of Nutrien of a voluntary case or proceeding under any applicable Bankruptcy Law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree or order for relief in respect of Nutrien or any Significant Subsidiary of Nutrien in an involuntary case or proceeding under any applicable Bankruptcy Law or any other applicable federal, provincial or state law or the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable Bankruptcy Law or any other applicable federal, provincial or state law, or the consent by it to the filing of any such petition or to the appointment of a receiver, interim receiver, receiver and manager, liquidator, assignee, trustee, sequestrator (or other similar official) of Nutrien or any Significant Subsidiary of Nutrien or of any substantial part of the property of Nutrien or any Significant Subsidiary of Nutrien, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due; or

(7) any other Event of Default provided with respect to Securities of such series.

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(i) is for relief against PCS or any Significant Subsidiary in an involuntary case,

(ii) appoints a Custodian of PCS or any Significant Subsidiary or for all or a majority of either of its property, or

(iii) orders the liquidation, winding up, dissolution or reorganization of PCS or any Significant Subsidiary, and the order or decree remains unstayed and in effect for 90 days;

(h) a Custodian is appointed out of court with respect to PCS, or with respect to all or a majority of the property of PCS, or any encumbrancer shall take possession of all or a majority of the property of PCS; or

(i) any other Event of Default provided with respect to Securities of that series.

As used in this Section 5.01, the term “Bankruptcy Law” means Title 11, U.S. Code, the Bankruptcy and Insolvency Act (Canada) or any similar Canadian or United States Federal, State or provincial law or the law of any other jurisdiction relating to bankruptcy, insolvency, winding up, liquidation, reorganization or for the relief of debtors, and the term “Custodian” means any receiver, trustee, assignee, liquidator or other similar official under any Bankruptcy Law.

Consolidation, Merger, Sale, Lease or Conveyance

Section 8.01 of the PotashCorp Indenture

PCS may amalgamate or consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into any other entity, provided that in any such case, (a) either PCS shall be the continuing entity or one of the continuing entities, or the successor entity (the “successor entity”) shall be an entity organized and existing under the laws of Canada or a province or territory thereof or the United States or a State thereof or the District of Columbia, and such successor entity shall expressly assume the due and punctual payment of the principal of (and premium, if any) and any interest on all Securities, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of this Indenture to be performed by PCS, by supplemental indenture, complying with Article Nine, satisfactory to the Trustee, executed and delivered to the Trustee by such

Section 801 of the Nutrien Indenture

The Nutrien Indenture provides that Nutrien shall not amalgamate or consolidate with or merge into any other Person or convey, transfer or lease or permit one or more of its Significant Subsidiaries to convey, transfer or lease, all or substantially all of the property and assets of Nutrien and its Subsidiaries, on a consolidated basis, to any Person, unless: (1) either Nutrien is the continuing entity or such Person assumes by supplemental indenture all of the obligations of Nutrien under this Indenture and the Securities; (2) immediately after the transaction, no Default or Event of Default shall exist; (3) the surviving entity or such Person is an entity organized and validly existing under the laws of Canada or any province thereof or of the United States, any state thereof or the District of Columbia, or any of Australia, France, Germany, Norway or the United Kingdom and (4) Nutrien or such Person shall have

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	successor entity, and (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of PCS or the successor entity as a result thereof as having been incurred by PCS or such successor entity at the time of such transaction, no Event of Default, and no event which, after notice or the lapse of time, or both, would become an Event of Default, shall have occurred and be continuing.	delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such amalgamation, consolidation, merger, conveyance, transfer or lease and such supplemental indenture comply with the relevant provisions of the Nutrien Indenture and that all conditions precedent in the Nutrien Indenture provided for relating to such transaction have been complied with.

Change of Control

PotashCorp Notes

If a Change of Control Triggering Event occurs with respect to the Securities, unless the Company has exercised its right to redeem the Securities as described above, it will be required to make an offer to repurchase all, or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof, or equal to $1,000 or an integral multiple of $1,000 thereof in the case of the 5.875% Senior Notes due 2036) of each Holder’s Securities pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth herein. In the Change of Control Offer, the Company will be required to offer payment in cash equal to 101% of the aggregate principal amount of Securities repurchased plus accrued and unpaid interest, if any, on the Securities repurchased, to the date of purchase (the “Change of Control Payment”).

Within 30 days following any Change of Control Triggering Event, the Company will be required to mail a notice to Holders of Securities describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Securities on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required herein and described in such notice. The Company must comply with the requirements of Rule 14e-1 under the U.S. Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Securities as a result of a Change of Control Triggering Event. To the extent that the

Nutrien Notes

If a Change of Control Triggering Event (defined as the occurrence of both a Change of Control and a Below Investment Grade Rating Event) occurs with respect to the Securities, unless Nutrien has exercised its right to redeem all of the Securities, as described above, holders of the Securities that have not been redeemed will have the right to require Nutrien to repurchase all or any part equal to $1,000 or an integral multiple of $1,000 in excess thereof of such Securities pursuant to the offer described below (the “Change of Control Offer”). In the Change of Control Offer, Nutrien will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the date of purchase (“Change of Control Payment”), subject to the right of holders of such Securities being repurchased on the relevant record date to receive interest due on the relevant interest payment date. No later than 30 days following any Change of Control Triggering Event or, at Nutrien’s option, prior to a Change of Control, but after the public announcement of the Change of Control, Nutrien will be required to mail a notice to holders of notes, with a copy to the Nutrien Trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures described in such notice. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the Change of Control Offer is

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provisions of any applicable securities laws or regulations conflict with the Change of Control provisions herein, the Company will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions herein by virtue of such conflicts.

On the Change of Control Payment Date, the Company will be required, to the extent lawful, to:

(a) accept for payment all Securities or portions of Securities properly tendered pursuant to the Change of Control Offer;

(b) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Securities or portions of Securities properly tendered; and

(c) deliver or cause to be delivered to the Trustee the Securities properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Securities or portions of Securities being purchased by the Company.

The Paying Agent will be required to mail promptly to each Holder who properly tendered Securities the purchase price for such Securities and the Trustee will be required to authenticate and mail (or cause to be transferred by book entry) promptly to each such Holder a new Security equal in principal amount to any unpurchased portion of the Securities surrendered, if any; provided that each new Security will be in a principal amount of equal to $2,000 or an integral multiple of $1,000 in excess thereof, or equal to $1,000 or an integral multiple of $1,000 thereof in the case of the 5.875% Senior Notes due 2036.

For purposes of the foregoing discussion of a repurchase at the option of Holders, the following definitions are applicable:

“Below Investment Grade Rating Event” means the rating on the Securities is changed from an Investment Grade Rating to below an Investment Grade Rating by each of the Rating Agencies (as defined herein) on any date from the date of the public notice of an arrangement that could result in a Change of conditioned on a Change of Control Triggering Event occurring prior to the Change of Control Payment Date. Nutrien must comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of Securities as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Nutrien Indenture, Nutrien will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached Nutrien’s obligations under the Change of Control provisions of the Nutrien Indenture by virtue of such conflicts.

On or before the Change of Control Payment Date, Nutrien will be required to:

•  accept for payment all Securities or portions of Securities properly tendered pursuant to the Change of Control Offer;

•  deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Securities or portions of Securities properly tendered; and

•  deliver or cause to be delivered to the Nutrien Trustee the Securities properly accepted, together with an officers’ certificate stating the aggregate principal amount of Securities or portions of Securities being purchased.

Nutrien will not be required to make a Change of Control Offer upon a Change of Control Triggering Event for a series of Securities if a third party makes an equivalent offer in the manner, at the times and otherwise in compliance with the requirements for a Change of Control Offer made by Nutrien and such third party purchases all Securities properly tendered and not withdrawn under its offer.

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Control until the end of the 60-day period following public notice of the occurrence of the Change of Control (which 60- day period shall be extended so long as the rating of the Securities is under publicly announced consideration for possible downgrade by any of the Rating Agencies).

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation, arrangement or consolidation), in one or a series of related transactions, of all or substantially all of the Company’s properties or assets and those of its subsidiaries taken as a whole to any Person other than the Company or one of its subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger, amalgamation, arrangement or consolidation) the result of which is that any Person becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power in the aggregate of all classes of the Company’s voting stock normally entitled to vote in elections of directors; or (3) the first day on which a majority of the members of the Company’s Board of Directors are not Continuing Directors. With respect to the 4.000% Notes due 2026, the combination of the Company’s business with Agrium in a merger of equals transaction by way of a plan of arrangement under Section 192 of the Canada Business Corporation Act, pursuant to that certain arrangement agreement between the Company and Agrium, dated September 11, 2016, as the same may be amended, restated, modified, or supplemented from time to time, shall not constitute a Change of Control with respect to the Securities for purposes of the Indenture.”

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, and with respect to the 3.000% Notes due 2025 and 4.000% Notes due 2026, also includes the equivalent investment grade rating from any additional Rating Agency or Rating Agencies.

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, consolidation or amalgamation), in one or a series of related transactions, of all or substantially all of the properties or assets of Nutrien and Nutrient’s subsidiaries taken as a whole, to one or more “persons” (as such term is used in Section 13(d) of the Exchange Act) other than Nutrien or any of its subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or amalgamation) the result of which is that one or more “persons” (as such term is used in Section 13(d) of the Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of Nutrien’s common shares or other voting shares into which Nutrien’s common shares are reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares, other than any such transaction where Nutrien’s common shares outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority (measured by voting power) of the common shares and other voting shares of such person immediately after giving effect to such transaction; (3) Nutrien consolidates with, or merges with or into, any person, or any person consolidates with, or merges with or into, Nutrien, in any such event pursuant to a transaction in which any of Nutrien’s outstanding common shares or such other person’s outstanding common shares is converted into or exchanged for cash, securities or other property, other than any such transaction where Nutrien’s common shares outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority (measured by voting power) of the common shares and other voting shares of the surviving person immediately after giving effect to such transaction; or (4) the adoption of a plan relating to the liquidation or dissolution of Nutrien.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) Nutrien become a direct or indirect wholly-owned Subsidiary of a Person

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and (2) the direct or indirect holders of the common shares of such Person immediately following that transaction are substantially the same as the holders of Nutrien’s common shares, or other voting shares into which Nutrien’s common shares are reclassified, consolidated, exchanged or changed, immediately prior to that transaction.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event for the Securities.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P.

Provision of Financial Information

Section 7.04 of the PotashCorp Indenture

PCS will:

(a) file with the Trustee, within 15 days after PCS is required to file the same with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which PCS may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act; or, if PCS is not required to file information, documents or reports pursuant to either of such Sections, then it will file with the Trustee, in accordance with rules and regulations prescribed from time to time by the Commission, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations;

(b) file with the Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such additional information,

documents and reports with respect to compliance by PCS with the conditions and covenants of this Indenture as may be required from time to time by such rules and regulations;

(c) transmit or cause to be transmitted by mail to the Holders of Securities, within 30 days after the filing thereof with the Trustee, in the

Section 1007 of the Nutrien Indenture

As long as any Securities are outstanding, Nutrien will file with the Trustee, within 15 days after it files the same with the Commission, copies of the annual reports and the information, documents and other reports which Nutrien may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act. The filing of such information, documents and reports with the Commission will constitute filing of such information, documents and reports with the Trustee.

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manner and to the extent provided in Trust Indenture Act Section 313(c), such summaries of any information, documents and reports required to be filed by PCS pursuant to paragraphs (a) and (b) of this Section 7.04 as may be required by rules and regulations prescribed from time to time by the

Commission; and

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Limitation on Debt of Agrium Partnership

Section 1008 of the 1997 Agrium Indenture

So long as any Securities are Outstanding, Agrium will not permit the Agrium Partnership to Incur any Debt, other than Permitted Debt, unless after giving effect thereto the amount of Debt of the Agrium Partnership, other than Debt Incurred to and held by Agrium, does not exceed 25% of Agrium’s Consolidated Net Worth.

There is no comparable provision under the Nutrien Indenture.

Limitation on Liens

Section 1009 of the 1997 Agrium Indenture

Agrium will not, and will not permit any Subsidiary of Agrium, to Incur any Debt if such Debt is secured by a mortgage, pledge, security interest or lien (a “mortgage” or “mortgages”) upon any assets of Agrium or any Subsidiary of Agrium, without in any such case effectively providing that the Securities shall be secured equally and ratably with (or prior to) such Debt; provided, however, that the foregoing restrictions shall not apply to: (a) mortgages existing on the date the Securities are originally issued or mortgages provided for under the terms of agreements existing on such date; (b) mortgages on any property acquired or constructed by Agrium or any Subsidiary of Agrium after the date of the 1997 Agrium Indenture that are created or assumed contemporaneously with or within 180 days after such acquisition or construction to secure or provide for the payment of all or part of the purchase price or cost of construction thereof (or to secure any Debt Incurred by Agrium or a Subsidiary of Agrium for the purpose of financing all or a part of the purchase price or cost of construction thereof or of improvements thereon); (c) existing mortgages on property acquired (including mortgages on any property acquired from a Person that is consolidated or amalgamated with or merged with or into Agrium or a Subsidiary of Agrium) or mortgages outstanding at the time

Section 1006 of the Nutrien Indenture

Nutrien will not, and will not permit any Subsidiary of Nutrien to, Incur any Debt if such Debt is secured by a mortgage, pledge, security interest or lien (a “mortgage” or “mortgages”) upon any Principal Property, without in any such case effectively providing that the Securities shall be secured equally and ratably with (or, including in the event such Debt is subordinate in right of payment to the Securities, prior to) such Debt for so long as such Debt shall be so secured; provided, however, that the foregoing restrictions shall not apply to mortgages on or with respect to property that is not Principal Property or to: (a) mortgages existing on the date the Securities are originally issued or mortgages provided for under the terms of agreements existing on such date; (b) mortgages on any property acquired, constructed or improved by Nutrien or any Subsidiary of Nutrien after the date of the Nutrien Indenture that are created or assumed contemporaneously with or within one year after such acquisition, construction or improvement to secure or provide for the payment of all or part of the purchase price or cost of construction thereof or of improvements thereon (or to secure any Debt Incurred by Nutrien or a Subsidiary of Nutrien for the purpose of financing all or a part of the purchase price or cost of construction thereof or of improvements thereon); (c) existing mortgages on property

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any Person becomes a Subsidiary of Agrium that are not Incurred in connection with such entity becoming a Subsidiary of Agrium; (d) mortgages in favour of Agrium or any Subsidiary of Agrium; (e) mortgages on any property in favour of domestic or foreign governmental bodies to secure partial, progress, advance or other payments pursuant to any contract or statute; (f) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any mortgage referred to in any foregoing clause (a), (b), (c), (d) or (e) provided, however, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, together with the reasonable costs related to such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property that secured the mortgage so extended, renewed or replaced (plus improvements on such property); and (g) any mortgage which would otherwise be subject to the foregoing restrictions; provided, however, that the aggregate principal amount of the Debt so secured, together with the aggregate principal amount of other Debt secured by mortgages then outstanding (excluding Debt secured by mortgages permitted under the foregoing exceptions) and the Attributable Debt in respect of all Sale/Leaseback Transactions entered into after the date of the 1997 Agrium Indenture (not including Attributable Debt in respect of any such Sale and Leaseback Transactions the proceeds of which are applied to the prepayment of outstanding Securities or other Debt of Agrium as set forth in the covenant in Section 1010—Limitation on Sale/Leaseback Transactions would not then exceed 10% of Consolidated Net Tangible Assets.

Section 1008 of the 2006 Agrium Indenture

Identical to Section 1009 of the 1997 Agrium Indenture, except that the ratio threshold in the last clause of the 1997 Agrium Indenture is 15% of Consolidated Net Tangible Assets instead of 10% and certain typographical changes.

acquired (including mortgages on any property acquired from a Person that is consolidated or amalgamated with or merged with or into Nutrien or a Subsidiary of Nutrien) or mortgages outstanding at the time any Person becomes a Subsidiary of Nutrien that are not Incurred in connection with such entity becoming a Subsidiary of Nutrien; (d) mortgages in favor of Nutrien or any Subsidiary of Nutrien; (e) mortgages on any property in favor of domestic or foreign governmental bodies to secure partial progress, advance or other payments pursuant to any contract, statute or other legal requirement; (f) mortgages on any property to secure asset retirement, reclamation or similar obligations, or to secure penalties, assessments, clean-up costs or other governmental charges relating to environmental protection matters; (g) mortgages in connection with Debt which, by its terms, is Non-Recourse Debt to Nutrien or any of its Subsidiaries; (h) any extension, renewal refinancing, replacement or refunding (or successive extensions, renewals, refinancings, replacements or refundings), in whole or in part, of any mortgage referred to in any foregoing clause (a), (b), (c), (d), (e), (f) or (g) provided, however, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal refinancing, replacement or refunding, together with the reasonable costs (including without limitation any premiums or make-whole payments) related to such extension, renewal refinancing, replacement or refunding, and that security for such extension, renewal, refinancing, replacement or refunding shall be limited to all or a part of the property that secured the mortgage so extended, renewed, refinanced, replaced or refunded (plus improvements on such property); (i) any mortgage which would otherwise be subject to the foregoing restrictions; provided, however, that the aggregate principal amount of the Debt so secured, together with the aggregate principal amount of other Debt secured by mortgages then outstanding (excluding Debt secured by mortgages permitted under the foregoing exceptions and any obligation existing on the date the Securities are originally issued that becomes Debt after such date solely due to a

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Material Differences Noted in Supplemental Indentures

The First Supplemental Indenture to the 2006 Agrium Indenture restated Section 1008 as follows.

Agrium will not, and will not permit any Subsidiary of Agrium to, Incur any Debt if such Debt is secured by a mortgage, pledge, security interest or lien (a “mortgage” or “mortgages”) upon any Principal Property, without in any such case effectively providing that the Securities shall be secured equally and ratably with (or prior to) such Debt for so long as such Debt shall be so secured; provided, however, that the foregoing restrictions shall not apply to mortgages on or with respect to property that is not Principal Property or to: (a) mortgages existing on the date the Securities are originally issued or mortgages provided for under the terms of agreements existing on such date; (b) mortgages on any property acquired or constructed by Agrium or any Subsidiary of Agrium after the date of the 1997 Agrium Indenture that are created or assumed contemporaneously with or within one year after such acquisition or construction to secure or provide for the payment of all or part of the purchase price or cost of construction thereof (or to secure any Debt Incurred by Agrium or a Subsidiary of Agrium for the purpose of financing all or a part of the purchase price or cost of construction thereof or of improvements thereon); (c) existing mortgages on property acquired (including mortgages on any property acquired from a Person that is consolidated or amalgamated with or merged with or into Agrium or a Subsidiary of Agrium) or mortgages outstanding at the time any Person becomes a Subsidiary of Agrium that are not Incurred in connection with such entity becoming a Subsidiary of Agrium; (d) mortgages in favor of Agrium or any Subsidiary of Agrium; (e) mortgages on any property in favor of domestic or foreign governmental bodies to secure partial progress, advance or other payments pursuant to any contract or statute; (f) mortgages on any property to secure asset retirement, reclamation or similar obligations, or to secure penalties, assessments, clean-up costs or other governmental charges relating to change in Canadian generally accepted accounting principles) would not then exceed 15% of Consolidated Net Tangible Assets; provided, further, that “mortgages” shall not include: (i) mortgages for taxes and other governmental assessments, including utility charges and vault rentals (A) which are not yet delinquent, or (B) which are being contested in good faith; (ii) carrier’s, warehousemen’s, mechanic’s, materialmen’s, repairmen’s, brokers’ or other like mortgages arising or incurred in the ordinary course of business; (iii) attachment or judgment mortgages not giving rise to a default or an event of default and which are being contested in good faith; (iv) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements; (v) deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business; and (vi) easements, rights of way, restrictions, development orders, plats and other similar encumbrances.

“Capital Stock” means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible or exchangeable for capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated)), warrants or other options to purchase any thereof.

“Consolidated Net Tangible Assets” means, at any date, the gross book value as shown by the accounting books and records of all property (both real and personal) of Nutrien and its Subsidiaries, determined on a consolidated basis in accordance with Canadian generally accepted accounting principles (including appropriate deductions for any minority interests in the property of Subsidiaries of Nutrien), less (a) the gross book value of all licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, non-compete agreements or

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environmental protection matters; (g) mortgages in connection with Debt which, by its terms, is Non-Recourse Debt to Agrium or any of its Subsidiaries; (h) any extension, renewal refinancing, replacement or refunding (or successive extensions, renewals, refinancings, replacements or refundings), in whole or in part, of any mortgage referred to in any foregoing clause (a), (b), (c), (d), (e), (f) or (g) provided, however, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal refinancing, replacement or refunding, together with the reasonable costs (including without limitation any premiums or make-whole payments) related to such extension, renewal refinancing, replacement or refunding, and that security for such extension, renewal, refinancing, replacement or refunding shall be limited to all or a part of the property that secured the mortgage so extended, renewed, refinanced, replaced or refunded (plus improvements on such property); and (i) any mortgage which would otherwise be subject to the foregoing restrictions; provided, however, that the aggregate principal amount of the Debt so secured, together with the aggregate principal amount of other Debt secured by mortgages then outstanding (excluding Debt secured by mortgages permitted under the foregoing exceptions and any obligation existing on the date the Securities are originally issued that becomes Debt after such date solely due to a change in Canadian generally accepted accounting principles) would not then exceed 15% of Consolidated Net Tangible Assets.

In connection with the foregoing, the First Supplemental Indenture adds the following definitions to the 2006 Agrium Indenture:

“Capital Stock” means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible or exchangeable for corporate stock), warrants or other options to purchase any thereof.

“Non-Recourse Debt” means Debt to finance the creation, development, construction or acquisition of properties or assets and any organizational expenses and other like intangibles, (b) gross Debt discount and expense, (c) all reserves for depreciation, obsolescence, depletion and amortization of properties, and (d) all other proper reserves which in accordance with Canadian generally accepted accounting principles should be provided in connection with the business conducted by Nutrien and its Subsidiaries.

“Non-Recourse Debt” means Debt to finance the creation, development, construction,

acquisition or improvement of properties or assets and any increases in or extensions, renewals, refinancings, replacements or refundings of such Debt, provided that the recourse of the lender thereof (including any agent, trustee, receiver or other Person acting on behalf of such lender) in respect of such Debt is limited in all circumstances to the properties or assets created, developed, constructed or acquired in respect of which such Debt has been incurred and to the receivables, inventory, equipment, chattel paper, contracts, intangibles and other assets, rights or collateral connected with the properties or assets so created, developed, constructed, acquired or improved.

“Principal Property” means (a) any real property interest, including any mining claims and leases, and any manufacturing plants, distribution facilities, warehouses or other improvements thereon, owned or leased by Nutrien or any Subsidiary of Nutrien, whether owned or leased as of the date of the Indenture or thereafter, the gross book value of which (when combined with any property in proximity thereto which is an integral part of the same project) exceeds five percent of Consolidated Net Tangible Assets, other than any real property interest or any manufacturing plant, distribution facility, warehouse or other improvements thereon which the Board of Directors by resolution declares are not material to the total business conducted by Nutrien and its Subsidiaries as an entirety and which, when taken together with all other real property interests and any manufacturing plants, distribution facilities, warehouses or other improvements thereon as to which such declaration has been so made, is so declared by the Board of Directors to be not of material importance to the total

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increases in or extensions, renewals, refinancings, replacements or refundings of such Debt, provided that the recourse of the lender thereof (including any agent, trustee, receiver or other Person acting on behalf of such lender) in respect of such Debt is limited in all circumstances to the properties or assets created, developed, constructed or acquired in respect of which such Debt has been incurred and to the receivables, inventory, equipment, chattel paper, contracts, intangibles and other assets, rights or collateral connected with the properties or assets so created, developed, constructed or acquired.

“Principal Property” means (a) any real property interest, including any mining claims and leases, and any manufacturing plants, distribution facilities, warehouses or other improvements thereon, owned or leased by Agrium or any Subsidiary of Agrium, whether owned or leased as of the date of this Indenture or thereafter, the gross book value of which (when combined with any property in proximity thereto which is an integral part of the same project) exceeds 3% of Consolidated Net Tangible Assets, other than any real property interest or any manufacturing plant, distribution facility, warehouse or other improvements thereon which the Board of Directors by resolution declares are not material to the total business conducted by Agrium and its Subsidiaries as an entirety and which, when taken together with all other real property interests and any manufacturing plants, distribution facilities, warehouses or other improvements thereon as to which such declaration has been so made, is so declared by the Board of Directors to be not of material importance to the total business conducted by Agrium and its Subsidiaries as an entirety and (b) any of the Capital Stock or debt securities issued by any Significant Subsidiary of Agrium.

The changes in the First Supplemental Indenture apply to the 3.15% Debentures due 2022, the 3.50% Debentures due 2023, the 4.90% Debentures due 2043, the 5.25% Debentures due 2045, the 3.375% Debentures due 2025, the 4.125% Debentures due 2035 and all subsequent series of Debentures issued under the 2006 Agrium Indenture.

business conducted by Nutrien and its Subsidiaries as an entirety and (b) any of the Capital Stock or debt securities issued by any Significant Subsidiary of Nutrien.

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Limitation on Sale/Leaseback Transactions

Section 1010 of the 1997 Agrium Indenture

Agrium will not, and will not permit any Subsidiary of Agrium to, enter into any Sale/Leaseback Transaction with any Person (other than Agrium or a Subsidiary of Agrium) unless:

(1) at the time of entering into such Sale/Leaseback Transaction, Agrium or such Subsidiary would be entitled to Incur Debt, in a principal amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction, secured by a mortgage on a property subject to such Sale/Leaseback Transaction, pursuant to the covenant in Section 1009—Limitation on Liens without equally and ratably securing the Securities pursuant to such provisions;

There is no comparable provision under the Nutrien Indenture.

(2) after the date on which Securities are first issued and within a period commencing six months prior to the consummation of such Sale/Leaseback Transaction and ending six months after the consummation thereof, Agrium or such Subsidiary shall have expended for property used or to be used in the ordinary course of business of Agrium or such Subsidiary (including amounts expended for additions, expansions, alterations, repairs and improvements thereto) an amount equal to all or a portion of the net proceeds of such Sale/Leaseback Transaction, and Agrium shall have elected to designate such amount as a credit against such Sale/Leaseback Transaction (with any such amount not being so designated to be applied as set forth in clause (3) below); or

(3) during the 12-month period after the effective date of such Sale/Leaseback Transaction, Agrium shall have applied to the voluntary defeasance or retirement of Securities or any Debt of Agrium (other than Securities or Debt that is held by Agrium or any Restricted Subsidiary of Agrium or Debt of Agrium that is subordinate in right of payment to the Securities) an amount equal to the net proceeds of the sale or transfer of the property leased in such Sale/Leaseback Transaction, which amount shall not be less than the fair value of such property at the time of entering into such Sale/Leaseback Transaction (adjusted to reflect any amount

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expended by Agrium as set forth in clause (2) above), less an amount equal to the principal amount of such Securities and Debt voluntarily defeased or retired by Agrium within such 12-month period and not designated as a credit against any other Sale/Leaseback Transaction entered into by Agrium or any Subsidiary of Agrium during such period.

Section 1009 of the 2006 Agrium Indenture

Identical to Section 1010 of the 1997 Agrium Indenture (except for typographical changes).

Material Differences Noted in Supplemental Indentures

The First Supplemental Indenture to the 2006 Agrium Indenture deletes Section 1009 with respect to the 3.15% Debentures due 2022, the 3.50% Debentures due 2023, the 4.90% Debentures due 2043, the 5.25% Debentures due 2045, the 3.375% Debentures due 2025, the 4.125% Debentures due 2035 and all subsequent series of Debentures issued under the 2006 Agrium Indenture.

Consolidation, Amalgamation, Merger, Conveyance, Transfer or Lease

Section 801 of the 1997 Agrium Indenture

The 1997 Agrium Indenture provides that Agrium may not amalgamate or consolidate with or merge into any other corporation, or convey, transfer or lease, or permit one or more of its Significant Subsidiaries to convey, transfer or lease, all or substantially all of its property and assets, on a consolidated basis, to any Person unless: (1) either Agrium is the continuing corporation or such corporation or Person assumes by supplemental indenture all of Agrium’s obligations under the 1997 Agrium Indenture and the Securities; (2) immediately after the transaction, no Default or Event of Default shall exist; (3) the surviving corporation or such Person is a corporation, partnership or trust organized and validly existing under the laws of Canada or any province thereof or of the United States of America, any state thereof or the District of Columbia; and (4) Agrium or such Person shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such amalgamation, consolidation, merger, conveyance, transfer or lease and such supplemental indenture

Section 801 of the Nutrien Indenture

The Nutrien Indenture provides that Nutrien shall not amalgamate or consolidate with or merge into any other Person or convey, transfer or lease or permit one or more of its Significant Subsidiaries to convey, transfer or lease, all or substantially all of the property and assets of Nutrien and its Subsidiaries, on a consolidated basis, to any Person, unless: (1) either Nutrien is the continuing entity or such Person assumes by supplemental indenture all of the obligations of Nutrien under this Indenture and the Securities; (2) immediately after the transaction, no Default or Event of Default shall exist; (3) the surviving entity or such Person is an entity organized and validly existing under the laws of Canada or any province thereof or of the United States, any state thereof or the District of Columbia, or any of Australia, France, Germany, Norway or the United Kingdom and (4) Nutrien or such Person shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such amalgamation, consolidation, merger, conveyance, transfer or lease and such supplemental indenture

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comply with the relevant provisions of the 1997 Agrium Indenture and that all conditions precedent in the 1997 Agrium Indenture relating to such transaction have been complied with.

Section 801 of the 2006 Agrium Indenture

The 2006 Agrium Indenture provides that Agrium may not amalgamate or consolidate with or merge into any other corporation, or convey, transfer or lease, or permit one or more of its Significant Subsidiaries to convey, transfer or lease, all or substantially all of its property and assets, on a consolidated basis, to any Person unless:

comply with the relevant provisions of the Nutrien Indenture and that all conditions precedent in the Nutrien Indenture provided for relating to such transaction have been complied with.
(1) either Agrium is the continuing corporation or such corporation or Person assumes by supplemental indenture all of Agrium’s obligations under the 2006 Agrium Indenture and the Securities; (2) immediately after the transaction, no Default or Event of Default shall exist; (3) the surviving corporation or such Person is a corporation, partnership or trust organized and validly existing under the laws of Canada or any province thereof or of the United States of America, any state thereof or the District of Columbia; and (4) Agrium or such Person shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such amalgamation, consolidation, merger, conveyance, transfer or lease and such supplemental indenture comply with the relevant provisions of the 2006 Agrium Indenture and that all conditions precedent in the 2006 Agrium Indenture relating to such transaction have been complied with.

Provision of Financial Information

Section 1011 of the 1997 Agrium Indenture

Agrium shall file with the Trustee and transmit by mail to all Holders, as their names and addresses appear in the Security Register, within 15 days after it files them with the Commission, copies of its annual report and the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may by rule and regulation prescribe) which Agrium is required to file with the Commission pursuant to Section 13 or 15(d) of the U.S. Exchange Act. Notwithstanding that Agrium may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act

Section 1007 of the Nutrien Indenture

As long as any Securities are outstanding, Nutrien will file with the Trustee, within 15 days after it files the same with the Commission, copies of the annual reports and the information, documents and other reports which Nutrien may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act. The filing of such information, documents and reports with the Commission will constitute filing of such information, documents and reports with the Trustee.

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or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the Commission, Agrium shall continue to file with the Commission and provide to the Trustee and Holders (a) within 140 days after the end of each fiscal year, annual reports on Form 20-F or 40-F as applicable (or any successor form), containing the information required to be contained therein (or required in such successor form); and (b) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 6-K (or any successor form), containing the information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on The Toronto Stock Exchange, whether or not Agrium has any of its securities so listed. Each of such reports will be prepared in accordance with Canadian disclosure requirements and generally accepted accounting principles, provided, however, that Agrium shall not be so obligated to file such reports with the Commission if the Commission does not permit such filings.

Section 1010 of the 2006 Agrium Indenture

Identical to Section 1011 of the 1997 Agrium Indenture.

Material Differences Noted in Supplemental Indentures

The First Supplemental Indenture to the 2006 Agrium Indenture restates Section 1010 to explicitly provide for electronic submission of reports to holders and reads as follows:

Agrium shall file with the Trustee and transmit to all Holders, as their names and addresses appear in the Security Register, within 15 days after it files them with the Commission and in the manner provided in the Trust Indenture Act and the rules and regulations promulgated thereunder, copies of its annual report and the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may by rule and regulation prescribe) which Agrium is required to file with the Commission pursuant to Section 13 or 15(d) of the U.S. Exchange Act.

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Notwithstanding that Agrium may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the Commission, Agrium shall continue to file with the Commission and the Trustee and transmit to Holders (a) within 140 days after the end of each fiscal year, annual reports on Form 20-F or 40-F as applicable (or any successor form), containing the information required to be contained therein (or required in such successor form); and (b) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 6-K (or any successor form), containing the information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on The Toronto Stock Exchange, whether or not Agrium has any of its securities so listed. Each of such reports will be prepared in accordance with Canadian disclosure requirements and generally accepted accounting principles, provided, however, that Agrium shall not be so obligated to file such reports with the Commission if the Commission does not permit such filings. For the avoidance of doubt, except as otherwise expressly provided in the Trust Indenture Act and the rules and regulations promulgated thereunder and the rules and regulations of the Commission, delivery of the information, documents and reports required by this section in electronic format shall be deemed to constitute filing with the Commission and the Trustee and transmission to Holders, as applicable. Delivery of such information, documents and reports to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute actual or constructive knowledge or notice of any information contained therein or determinable from information contained therein, including Agrium’s compliance with any of its covenants under the Indenture (as to which the Trustee is entitled to rely exclusively on Officers’ Certificates).

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The foregoing changes to Section 1010 of the 2006 Agrium Indenture apply to the 3.15% Debentures due 2022, the 3.50% Debentures due 2023, the 4.90% Debentures due 2043, the 5.25% Debentures due 2045, the 3.375% Debentures due 2025, the 4.125% Debentures due 2035 and all subsequent series of Debentures issued under the 2006 Agrium Indenture.

Payment of Taxes and Other Claims

Section 1005 of the 1997 Agrium Indenture

Agrium will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (1) all material taxes, assessments and governmental charges levied

There is no comparable provision under the Nutrien Indenture.

or imposed upon Agrium or any Subsidiary of Agrium or upon the income, profits or property of Agrium or any Subsidiary of Agrium, and (2) all material lawful claims for labor, materials and supplies which, if unpaid, might by-law become a Lien upon any property of Agrium or any Subsidiary.

Agrium shall not, however, be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

Section 1005 of the 2006 Agrium Indenture

Identical to Section 1005 of the 1997 Agrium Indenture.

Maintenance of Properties

Section 1006 of the 1997 Agrium Indenture

Agrium will cause all of its and its Subsidiaries’ properties to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of Agrium may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times.

Nothing in this covenant shall prevent or restrict the sale, abandonment or other disposition of any of such properties if such action is, in the judgment of Agrium, desirable in the conduct of the business of Agrium or any Subsidiary of Agrium and not disadvantageous in any material respect to the Holders.

There is no comparable provision under the Nutrien Indenture.

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Section 1006 of the 2006 Agrium Indenture

Identical to Section 1006 of the 1997 Agrium Indenture, except that Section 1006 of the 2006 Agrium Indenture also explicitly applies to Agrium’s Subsidiaries’ properties.

Waiver of Certain Covenants

Section 1013 of the 1997 Agrium Indenture

Agrium may, with respect to any series of Securities, omit in any particular instance to comply with any term, provision or condition which affects such series set forth in Section 803 or Sections 1008 to 1011, inclusive, if the Holders of at least a majority in principal amount of all Outstanding

Section 1009 of the Nutrien Indenture Consistent with the provisions in Section 1012 of the 2006 Agrium Indenture.

Securities of all series affected by such non-compliance (as one class), by Act of such Holders, waive such compliance in such instance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent expressly so waived, and, until such waiver shall become effective, the obligations of Agrium and the duties of the Trustee to Holders of Securities of such series in respect of any such term, provision or condition shall remain in full force and effect.

Section 1012 of the 2006 Agrium Indenture

Agrium may, with respect to any series of Securities, omit in any particular instance to comply with any term, provision or condition which affects such series set forth in Section 803 or Sections 1005 to 1010, inclusive, if the Holders of at least a majority in principal amount of all Outstanding Securities of all series affected by such noncompliance (as one class), by Act of such Holders, waive such compliance in such instance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of Agrium and the duties of the Trustee to Holders of Securities of such series in respect of any such term, provision or condition shall remain in full force and effect.

Events of Default

Section 501 of the 1997 Agrium Indenture

“Event of Default”, with respect to Securities of any series, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law

Section 501 of the Nutrien Indenture Consistent with the provisions in Section 501 of the 2006 Agrium Indenture, as amended by the Second Supplemental Indenture.

Agrium Notes	Nutrien Notes

or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(1) default in the payment of any interest or Additional Amounts on any Security of that series, or any related coupon, when such interest or coupon becomes due and payable, and continuance of such default for a period of 30 days; or

(2) default in the payment of the principal of (or premium, if any, on) any Security of that series at its Maturity; or

(3) default in the deposit of any sinking fund payment, when and as due by the terms of the Securities of that series and Article Twelve of the 1997 Agrium Indenture; or

(4) breach or default in the performance of any covenant or agreement of Agrium in the 1997 Agrium Indenture which affects or is applicable to the Securities of that series (other than a default in the performance, or breach of a covenant or warranty which is specifically dealt with elsewhere in this Section), and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to Agrium by the Trustee or to Agrium and the Trustee by the Holders of at least 25% in principal amount of all Outstanding Securities of all series affected thereby a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” under the 1997 Agrium Indenture; or

(5) acceleration of or any failure to pay at final maturity any Debt of Agrium or any Subsidiary of Agrium in an aggregate amount in excess of $25 million; or

(6) the entry of a decree or order by a court having jurisdiction in the premises adjudging Agrium or any Significant Subsidiary of Agrium a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of Agrium or any Significant Subsidiary of Agrium under any applicable Bankruptcy Law, or appointing a receiver, interim receiver, receiver and manager, liquidator, assignee, trustee, sequestrator (or other similar official) of Agrium or any Significant Subsidiary of

Agrium Notes	Nutrien Notes
Agrium or of any substantial part of the property of Agrium or any Significant Subsidiary of Agrium, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree order for relief or any such other decree or order unstayed and in effect for a period of 90 consecutive days; or

(7) the commencement by Agrium or any Significant Subsidiary of Agrium of a voluntary case or proceeding under any applicable Bankruptcy Law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree or order for relief in respect of Agrium or any Significant Subsidiary of Agrium in an involuntary case or proceeding under any applicable Bankruptcy Law or any other applicable federal, provincial or state law or the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable Bankruptcy Law or any other applicable federal, provincial or state law, or the consent by it to the filing of any such petition or to the appointment of a receiver, interim receiver, receiver and manager, liquidator, assignee, trustee, sequestrator (or other similar official) of Agrium or any Significant Subsidiary of Agrium or of any substantial part of the property of Agrium or any Significant Subsidiary of Agrium, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due; or

(8) any other Event of Default provided with respect to Securities of that series.

Section 501 of the 2006 Agrium Indenture

Identical to Section 501 of the 1997 Agrium Indenture, except that the cross-acceleration threshold in clause (5) is an aggregate amount in excess of the greater of $50 million or 5% of Shareholders’ Equity.

	Agrium Notes	Nutrien Notes

Material Differences Noted in Supplemental Indentures

The First Supplemental Indenture to the 2006 Agrium Indenture restated clause (5) as follows:

(5) acceleration of any Debt of Agrium or any Subsidiary of Agrium (without such acceleration having been rescinded, annulled or otherwise cured) or any failure to pay at final maturity any Debt of Agrium or any Subsidiary of Agrium in an aggregate amount in excess of the greater of $100 million or 5% of Shareholders’ Equity;

The First Supplemental Indenture applies to the 3.15% Debentures due 2022, the 3.50% Debentures due 2023, the 4.90% Debentures due 2043, the 5.25% Debentures due 2045, the 3.375% Debentures due 2025 and the 4.125% Debentures due 2035.

The Second Supplemental Indenture to the 2006 Agrium Indenture deletes clause (5) with respect to the 5.25% Debentures due 2045, the 3.375% Debentures due 2025, the 4.125% Debentures due 2035 and all subsequent series of Debentures issued under the 2006 Agrium Indenture.

Change of Control

Agrium Notes

If a Change of Control Triggering Event (defined as the occurrence of both a Change of Control and a Below Investment Grade Rating Event) occurs with respect to the Securities, unless Agrium has exercised its right to redeem all of the Securities, as described above, holders of the Securities that have not been redeemed will have the right to require Agrium to repurchase all or any part equal to U.S.$2,000 or an integral multiple of U.S.$1,000 in excess thereof of such Securities pursuant to the offer described below (the “Change of Control Offer”). In the Change of Control Offer, Agrium will be required to offer payment in cash equal to 101% of the aggregate principal amount of debentures repurchased plus accrued and unpaid interest, if any, on the debentures repurchased, to the date of purchase (“Change of Control Payment”), subject to the right of holders of Securities being repurchased on the relevant record date to receive interest due on the relevant interest payment date. No later than 30 days following any Change of Control Triggering Event or, at Agrium’s option, prior to a

Nutrien Notes

Consistent with the Agrium Notes that include a Change of Control provision, except that the definition of “Change of Control” does not include the occurrence of the first day on which a majority of the members of Nutrien’s board of directors are not Continuing Directors as one of the events upon which a Change of Control will be deemed to have occurred.

Agrium Notes	Nutrien Notes
Change of Control, but after the public announcement of the Change of Control, Agrium will be required to mail a notice to holders of debentures, with a copy to the Trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the debentures on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures described in such notice.

On or before the Change of Control Payment Date, Agrium will be required to:

•  accept for payment all Securities or portions of Securities properly tendered by Holders pursuant to the Change of Control Offer;

•  deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Securities or portions of Securities properly tendered pursuant to the Change of Control Offer; and

•  deliver or cause to be delivered to the Trustee the Securities properly accepted, together with an officers’ certificate stating the aggregate principal amount of Securities or portions of Securities being purchased.

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, consolidation or amalgamation), in one or a series of related transactions, of all or substantially all of the properties or assets of Agrium and its subsidiaries, including the Agrium Partnership, taken as a whole, to one or more “persons” (as such term is used in Section 13(d) of the Exchange Act) other than Agrium or any of Agrium’s subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or amalgamation) the result of which is that one or more “persons” (as such term is used in Section 13(d) of the Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of

Agrium Notes	Nutrien Notes
Agrium’s common shares or other voting shares into which Agrium’s common shares are reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares, other than any such transaction where Agrium’s common shares outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority (measured by voting power) of the common shares and other voting shares of such person immediately after giving effect to such transaction; (3) the first day on which a majority of the members of Agrium’s board of directors are not Continuing Directors; (4) Agrium consolidates with, or merges with or into, any person, or any person consolidates with, or merges with or into, Agrium, in any such event pursuant to a transaction in which any of Agrium’s outstanding common shares or such other person’s outstanding common shares is converted into or exchanged for cash, securities or other property, other than any such transaction where Agrium’s common shares outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority (measured by voting power) of the common shares and other voting shares of the surviving person immediately after giving effect to such transaction; or (5) the adoption of a plan relating to the liquidation or dissolution of us.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) Agrium becomes a direct or indirect wholly-owned Subsidiary of a Person (as such terms are defined in the accompanying Prospectus) and (2) the direct or indirect holders of the common shares of such Person immediately following that transaction are substantially the same as the holders of Agrium’s common shares, or other voting shares into which Agrium’s common shares are reclassified, consolidated, exchanged or changed immediately prior to that transaction.

“Continuing Directors” means, as of any date of determination, any member of Agrium’s board of directors who (1) was a member of such board of directors on the date of the issuance of the debentures, or (2) was nominated for election or elected to such board of directors with the approval of a

Agrium Notes	Nutrien Notes

majority of the Continuing Directors who were members of such board of directors at the time of such nomination or election (either by a specific vote or by approval of proxy circular in which such member was named as a nominee for election as a director, without objection to such nomination).

Material Differences Among Series

The 7.80% Debentures due 2027 and the 7.125% Debentures due 2036 do not contain the foregoing change of control put option.

THE PROPOSED AMENDMENTS

We are soliciting the consent of each holder of PotashCorp Notes and Agrium Notes to eliminate various covenants, event of default provisions, provisions requiring us to make an offer to repurchase notes following a change of control in specified circumstances and other provisions under the Indentures, the PotashCorp Notes and the Agrium Notes. The holders of PotashCorp Notes will participate in the consent solicitations by series. The Proposed Amendments with respect to a given series of PotashCorp Notes will not be adopted unless the consents of holders of not less than a majority of the aggregate principal amount of the outstanding notes of such series are obtained. The holders of Agrium Notes will participate in the consent solicitations by class. The Proposed Amendments with respect to a given series of Class A Agrium Notes will not be adopted unless the consents of holders of not less than a majority of the aggregate principal amount of the outstanding Class A Agrium Notes, voting together as a class, are obtained. The Proposed Amendments with respect to a given series of Class B Agrium Notes will not be adopted unless the consents of holders of not less than a majority of the aggregate principal amount of the outstanding Class B Agrium Notes, voting together as a class, are obtained.

If the Proposed Amendments described below are adopted with respect to any series of PotashCorp Notes or class of Agrium Notes, the amendments will apply to all PotashCorp Notes and Agrium Notes of such series or class not validly tendered and accepted in the applicable exchange offer. Thereafter, all PotashCorp Notes and Agrium Notes will be governed by the relevant Indenture of such series or class, as amended by the Proposed Amendments, which will have less restrictive terms and afford reduced protections to the holders of those securities compared to those currently in the Indentures or those applicable to the Nutrien Notes. See “Risk Factors—Risks Related to the Exchange Offers and the Consent Solicitations—The Proposed Amendments will afford reduced protection to remaining holders of PotashCorp Notes and Agrium Notes.”

The descriptions below of the provisions of the Indentures, the PotashCorp Notes and the Agrium Notes to be eliminated or modified do not purport to be complete and are qualified in their entirety by reference to the Indentures, the PotashCorp Notes and the Agrium Notes and the applicable form of supplemental indenture that contains the applicable Proposed Amendments. The forms of supplemental indentures are attached as exhibits to Nutrien’s Report on Form 6-K filed March 12, 2018, which forms part of the registration statement of which this prospectus supplement forms a part. Holders of PotashCorp Notes and Agrium Notes are encouraged to read the applicable form of supplemental indenture carefully and in its entirety as it contains information not included in this summary.

The Proposed Amendments constitute a single proposal with respect to the applicable series of PotashCorp Notes or class of Agrium Notes, and a consenting holder must consent to the Proposed Amendments with respect to such series of PotashCorp Notes or class of Agrium Notes in their entirety and may not consent selectively with respect to certain of the Proposed Amendments.

Pursuant to the Indentures, the applicable Proposed Amendments require the consent of the holders of not less than a majority in aggregate principal amount of the outstanding PotashCorp Notes of such series or Agrium Notes of such class. Any PotashCorp Notes or Agrium Notes held by PotashCorp or Agrium, respectively, or any person directly or indirectly controlling or controlled or under direct or indirect common control with PotashCorp or Agrium, are not considered to be “outstanding” for this purpose.

As of the date of this prospectus supplement, the aggregate principal amount outstanding with respect to each series of PotashCorp Notes is:

Series of PotashCorp Notes	Aggregate Principal Amount Outstanding
6.500% Senior Notes due 2019	$500,000,000
4.875% Senior Notes due 2020	$500,000,000
3.625% Senior Notes due 2024	$750,000,000
3.000% Senior Notes due 2025	$500,000,000
4.000% Senior Notes due 2026	$500,000,000
5.875% Senior Notes due 2036	$500,000,000
5.625% Senior Notes due 2040	$500,000,000

Total	$3,750,000,000

As of the date of this prospectus supplement, the aggregate principal amount outstanding with respect to each series of Agrium Notes is:

Series of Agrium Notes	Indenture	Class	Aggregate Principal Amount Outstanding
6.750% Debentures due 2019	2006 Agrium Indenture	B	$500,000,000
3.150% Debentures due 2022	2006 Agrium Indenture	B	$500,000,000
3.500% Debentures due 2023	2006 Agrium Indenture	B	$500,000,000
3.375% Debentures due 2025	2006 Agrium Indenture	B	$550,000,000
7.800% Debentures due 2027	1997 Agrium Indenture	A	$125,000,000
4.125% Debentures due 2035	2006 Agrium Indenture	B	$450,000,000
7.125% Debentures due 2036	2006 Agrium Indenture	B	$300,000,000
6.125% Debentures due 2041	2006 Agrium Indenture	B	$500,000,000
4.900% Debentures due 2043	2006 Agrium Indenture	B	$500,000,000
5.250% Debentures due 2045	2006 Agrium Indenture	B	$500,000,000

Total			$4,425,000,000

The valid tender of a holder’s PotashCorp Notes or Agrium Notes will constitute the consent of the tendering holder to the applicable Proposed Amendments in their entirety.

If the Requisite Consents with respect to any particular series of PotashCorp Notes under the PotashCorp Indenture have been received and have not been validly revoked prior to the Expiration Time, assuming all other conditions of the exchange offer and consent solicitation are satisfied or waived, as applicable, with respect to such series of PotashCorp Notes, all of the sections or provisions listed below under the PotashCorp Indenture or PotashCorp Notes, as applicable, will be deleted:

•	Clauses (d), (e), (f) and (g) (covenant or warranty breaches, defaults related to certain bankruptcy events and judgments, payment default and cross-default of other indebtedness) of Section 5.01 of the PotashCorp Indenture—Events of Default;

•	Section 7.04 of the PotashCorp Indenture—Reports by PCS;

•	Article VIII of the PotashCorp Indenture—Consolidation, Merger, Sale, Lease or Conveyance;

•	Section 10.05 of the PotashCorp Indenture—Statement as to Compliance;

•	Section 10.07 of the PotashCorp Indenture—Limitation on Liens;

•	Section 10.08 of the PotashCorp Indenture—Limitation on Sale and Leaseback Transactions;

•	Clauses (b), (c), (g) and (i) (specifying certain conditions to legal defeasance) of Section 14.04 of the PotashCorp Indenture—Conditions to Defeasance or Covenant Defeasance; and

•	the provisions of the series of PotashCorp Notes that provide for an offer to repurchase such notes upon a Change of Control Triggering Event (as such term is defined in the PotashCorp Notes).

If the Requisite Consents with respect to the Class A Agrium Notes under the 1997 Agrium Indenture have been received and have not been validly revoked prior to the Expiration Time, assuming all other conditions of the exchange offer and consent solicitation are satisfied or waived, as applicable, with respect to such Class A Agrium Notes, all of the sections or provisions listed below, to the extent applicable, under the 1997 Agrium Indenture will be deleted:

•	Clauses (4), (5), (6) and (7) (relating to covenant or warranty breaches, defaults related to certain bankruptcy events and judgments, payment default and cross-default of other indebtedness) of Section 501 of the 1997 Agrium Indenture—Events of Default;

•	Article VIII of the 1997 Agrium Indenture—Consolidation, Merger, Sale, Lease or Conveyance;

•	Section 1004 of the 1997 Agrium Indenture—Statement as to Compliance;

•	Section 1005 of the 1997 Agrium Indenture—Payment of Taxes and Other Claims;

•	Section 1006 of the 1997 Agrium Indenture—Maintenance of Properties;

•	Section 1008 of the 1997 Agrium Indenture – Limitation on Debt of Agrium Partnership;

•	Section 1009 of the 1997 Agrium Indenture—Limitation on Liens;

•	Section 1010 of the 1997 Agrium Indenture—Limitation on Sale/Leaseback Transactions;

•	Section 1011 of the 1997 Agrium Indenture—Provision of Financial Information; and

•	Clauses (2), (3), (4), (8) and (10) (specifying certain conditions to legal defeasance) of Section 1404 of the 1997 Agrium Indenture—Conditions to Defeasance or Covenant Defeasance.

If the Requisite Consents with respect to the Class B Agrium Notes under the 2006 Agrium Indenture have been received and have not been validly revoked prior to the Expiration Time, assuming all other conditions of the exchange offers and consent solicitations are satisfied or waived, as applicable, with respect to such Class B Agrium Notes, all of the sections or provisions listed below, to the extent applicable, under the 2006 Agrium Indenture or Class B Agrium Notes will be deleted:

•	Clauses (4), (5), (6) and (7) (relating to covenant or warranty breaches, defaults related to certain bankruptcy events and judgments, payment default and cross-default of other indebtedness) of Section 501 of the 2006 Agrium Indenture—Events of Default;

•	Article VIII of the 2006 Agrium Indenture—Consolidation, Merger, Sale, Lease or Conveyance;

•	Section 1004 of the 2006 Agrium Indenture—Statement as to Compliance;

•	Section 1005 of the 2006 Agrium Indenture—Payment of Taxes and Other Claims;

•	Section 1006 of the 2006 Agrium Indenture—Maintenance of Properties

•	Section 1008 of the 2006 Agrium Indenture—Limitation on Liens;

•	Section 1009 of the 2006 Agrium Indenture—Limitation on Sale/Leaseback Transactions;

•	Section 1010 of the 2006 Agrium Indenture—Provision of Financial Information;

•	Clauses (2), (3), (4), (8) and (10) (specifying certain conditions to legal defeasance) of Section 1404 of the 2006 Agrium Indenture—Conditions to Defeasance or Covenant Defeasance; and

•	the provisions of series of the Class B Agrium Notes that provide for an offer to repurchase such notes upon a Change of Control Triggering Event (as such term is defined in the Class B Agrium Notes).

Conforming Changes, etc. The Proposed Amendments would amend the Indentures, the PotashCorp Notes, the Agrium Notes and any exhibits thereto, to make certain conforming or other changes, including modification or deletion of certain definitions and cross-references. By consenting to the Proposed Amendments, you will be deemed to have waived any default, event of default or other consequence under the relevant Indenture for failure to comply with the terms of the provisions identified above (whether before or after the date of the supplemental indenture effecting the Proposed Amendments described above).

Effectiveness of the Proposed Amendments

Assuming we have received the Requisite Consents with respect to any series of PotashCorp Notes or class of Agrium Notes prior to the Expiration Time, the Proposed Amendments with respect to such notes will become effective on the Settlement Date, assuming all other conditions of the exchange offers and consent solicitations are satisfied or waived, as applicable.

DESCRIPTION OF NUTRIEN NOTES

The following is a description of the principal terms of the Nutrien Notes. This description does not purport to be complete and is subject to the Nutrien Indenture between us and the Nutrien Trustee, to be entered into in connection with the exchange offers for the PotashCorp Notes and Agrium Notes described elsewhere in this prospectus supplement. The Nutrien Indenture will be subject to and governed by the CBCA and, consequently, will be exempt from certain provisions of the U.S. Trust Indenture Act of 1939, as amended, by virtue of Rule 4d 9 thereunder. A copy of the form of the Nutrien Indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus supplement forms a part. This description supplements and, to the extent inconsistent therewith, replaces the description of the Debt Securities as set forth under “Description of Debt Securities” in the accompanying prospectus with respect to the Nutrien Notes offered hereby.

As used under this heading “Description of Nutrien Notes,” all references to “we,” “us,” “our” and “Nutrien” shall mean Nutrien Ltd. excluding, unless otherwise expressly stated or the context otherwise requires, its subsidiaries, any partnerships involving Nutrien Ltd. or any of its subsidiaries, or any of its significant equity investments and joint ventures. All capitalized words used under this heading “Description of Nutrien Notes” and not defined herein have the meanings provided for in the accompanying prospectus.

General

Payment of the principal, Additional Amounts, if any, redemption amounts, if any, and interest on the Nutrien Notes will be made in United States dollars. The Nutrien Notes offered by this prospectus supplement will bear interest at the rate specified in the table below and will mature as specified below.

Interest Rates and Maturity Dates	Maturity Date	Expected First Interest Payment Date
6.500% Senior Notes due 2019	May 15, 2019	May 15, 2018
4.875% Senior Notes due 2020	March 30, 2020	September 30, 2018
3.625% Senior Notes due 2024	March 15, 2024	September 15, 2018
3.000% Senior Notes due 2025	April 1, 2025	October 1, 2018
4.000% Senior Notes due 2026	December 15, 2026	June 15, 2018
5.875% Senior Notes due 2036	December 1, 2036	June 1, 2018
5.625% Senior Notes due 2040	December 1, 2040	June 1, 2018
6.750% Senior Notes due 2019	January 15, 2019	July 15, 2018
3.150% Senior Notes due 2022	October 1, 2022	October 1, 2018
3.500% Senior Notes due 2023	June 1, 2023	June 1, 2018
3.375% Senior Notes due 2025	March 15, 2025	September 15, 2018
7.800% Senior Notes due 2027	February 1, 2027	August 1, 2018
4.125% Senior Notes due 2035	March 15, 2035	September 15, 2018
7.125% Senior Notes due 2036	May 23, 2036	May 23, 2018
6.125% Senior Notes due 2041	January 15, 2041	July 15, 2018
4.900% Senior Notes due 2043	June 1, 2043	June 1, 2018
5.250% Senior Notes due 2045	January 15, 2045	July 15, 2018

We will pay interest on the Nutrien Notes to the person in whose name the Nutrien Notes are registered as follows.

Title of Series	Semi-Annual Interest Payment Dates	Record Dates
6.500% Senior Notes due 2019	May 15 and November 15	May 1 and November 1
4.875% Senior Notes due 2020	March 30 and September 30	March 15 and September 15

Title of Series	Semi-Annual Interest Payment Dates	Record Dates
3.625% Senior Notes due 2024	March 15 and September 15	March 1 and September 1
3.000% Senior Notes due 2025	April 1 and October 1	March 15 and September 15
4.000% Senior Notes due 2026	June 15 and December 15	June 1 and December 1
5.875% Senior Notes due 2036	June 1 and December 1	May 15 and November 15
5.625% Senior Notes due 2040	June 1 and December 1	May 15 and November 15
6.750% Senior Notes due 2019	January 15 and July 15	January 1 and July 1
3.150% Senior Notes due 2022	April 1 and October 1	March 15 and September 15
3.500% Senior Notes due 2023	June 1 and December 1	May 15 and November 15
3.375% Senior Notes due 2025	March 15 and September 15	March 1 and September 1
7.800% Senior Notes due 2027	February 1 and August 1	January 15 and July 15
4.125% Senior Notes due 2035	March 15 and September 15	March 1 and September 1
7.125% Senior Notes due 2036	May 23 and November 23	May 8 and November 8
6.125% Senior Notes due 2041	January 15 and July 15	January 1 and July 1
4.900% Senior Notes due 2043	June 1 and December 1	May 15 and November 15
5.250% Senior Notes due 2045	July 15 and January 15	July 1 and January 1

The amount of interest payable will be computed on the basis of a 360-day year consisting of twelve 30-day months. If any interest payment date, redemption date or the maturity dates of any series of the Nutrien Notes falls on a day that is not a Business Day, the related payment of principal, Additional Amounts, if any, redemption amounts, if any, or interest will be postponed to the next succeeding Business Day, and no interest on such payment will accrue for the period from and after such interest payment date or the maturity date of such series of the Nutrien Notes, as the case may be.

“Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation (including any executive order) to close in The City of New York.

We may from time to time without notice to, or the consent of, the holders of the Nutrien Notes of a particular series, “reopen” such series and issue additional Nutrien Notes of that series. We may issue up to $2.825 billion principal amount of Debt Securities pursuant to the accompanying prospectus, after taking into account the Nutrien Notes offered hereby, and could amend the accompanying prospectus to increase the maximum principal amount of Debt Securities that could be issued thereunder, or could file a new prospectus providing for the issuance of Debt Securities. We could also issue additional Debt Securities on the basis of an exemption from the registration and qualification requirements under applicable securities laws. There is no limit on the principal amount of Debt Securities we may issue under the Nutrien Indenture from time to time.

The Nutrien Notes will not be entitled to the benefits of any sinking fund.

Each series of the Nutrien Notes will be represented by Global Securities registered in the name of Cede & Co., the nominee of DTC. Except as described below and under the heading “Book-Entry Delivery and Form”, Nutrien Notes in definitive form will not be issued.

The nominee of DTC, as holder of record of the Global Securities, will be entitled to receive payments of principal, Additional Amounts, if any, redemption amounts, if any, and interest by wire transfer of same day funds for payment to beneficial owners in accordance with DTC’s procedures. See “Book-Entry Delivery and Form” below. In the event that Nutrien Notes are issued in definitive form, principal, Additional Amounts, if any, redemption amounts, if any, and interest on the Nutrien Notes will be payable, and the Nutrien Notes will be exchangeable and transferable, at an office or agency of the Nutrien Trustee in New York, New York, except that at our option, interest, if any, may be paid (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the security register or (ii) by wire transfer to an account located in Canada or the United States maintained by the Person entitled thereto as specified in the security register.

Each series of Nutrien Notes will be issued solely as registered notes issuable in the same minimum denominations as the corresponding series of PotashCorp Notes or Agrium Notes, as applicable, for which they are being offered in exchange ($1,000 or $2,000 in principal amount and integral multiples of $1,000 in excess thereof, as applicable). No service charge will be made for any transfer or exchange of Nutrien Notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Ranking

The Nutrien Notes will be our unsecured obligations and will rank pari passu as to priority of payment with all of our other outstanding unsecured debt. We are a holding company that conducts our business through subsidiaries. Accordingly, the Nutrien Notes will be structurally subordinated to all existing and future liabilities, including trade payables, of our subsidiaries. See “Risk Factors—Risks Related to the Nutrien Notes—The Nutrien Notes are obligations of Nutrien only, but our operations are conducted through, and a substantial portion of our consolidated assets are held by, our subsidiaries” and “Risk Factors—Risks Related to the Nutrien Notes—The Nutrien Notes will be structurally subordinated to all existing and future indebtedness and other obligations of Nutrien’s subsidiaries (including PotashCorp and Agrium).” In addition, other than the restriction on liens set forth in the Nutrien Indenture and described in the accompanying prospectus, the Nutrien Indenture does not limit the amount of secured debt that we may incur, and the Nutrien Notes will be effectively subordinated in right of payment to any secured debt we may incur and to any of our other secured obligations, in each case to the extent of the value of the collateral securing such debt or other obligations.

As of February 28, 2018, we had no debt outstanding that ranks equally with the Nutrien Notes other than intercompany indebtedness. As of February 28, 2018, after giving effect to the Credit Facility Refinancing, the replacement of PotashCorp’s and Agrium’s commercial paper with Nutrien’s commercial paper under the Nutrien Commercial Paper Facility and completion of the exchange offers and assuming all of the PotashCorp Notes and Agrium Notes are validly tendered for exchange before the Early Tender Time and accepted, we would have had outstanding, on a consolidated basis, approximately $9.384 billion of total debt, $210 million of which would constitute debt of our subsidiaries to which the Nutrien Notes would have been structurally subordinated.

Optional Redemption

The Nutrien Notes will be redeemable at any time and from time to time. Prior to an applicable Par Call Date set forth in the table below (a “Par Call Date”), each series of the Nutrien Notes (the “Par Call Notes”) (other than Nutrien Notes designated below as “non-par-callable”, being the “Non-Par Call Notes”) will be redeemable, in whole or in part, at our option, at a redemption price equal to the greater of (i) 100% of the principal amount of such Par Call Notes, and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on such Par Call Notes to be redeemed that would be due if such notes matured on the applicable Par Call Date (or, if indicated by * below, on the applicable maturity date) but for the redemption (exclusive of interest accrued to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus the Applicable Spread set forth in the table below, plus, in each case, accrued and unpaid interest thereon to the date of redemption. If Par Call Notes are redeemed on or after the applicable Par Call Date, they may be redeemed, in whole or in part, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest thereon to the date of redemption.

Nutrien, may at its option, redeem each series of Non-Par Call Notes, in whole or in part, at its option, at a redemption price equal to the greater of (i) 100% of the principal amount of the Non-Par Call Notes, and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Non-Par Call Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus the Applicable Spread set forth in the table below), plus, in each case, accrued and unpaid interest thereon to the date of redemption.

Title of Series	Par Call Date	Applicable Spread
6.500% Senior Notes due 2019	non-par callable	50 bps
4.875% Senior Notes due 2020	non-par callable	25 bps
3.625% Senior Notes due 2024	December 15, 2023	15 bps
3.000% Senior Notes due 2025	January 1, 2025	20 bps
4.000% Senior Notes due 2026	September 15, 2026	25 bps
5.875% Senior Notes due 2036	non-par callable	20 bps
5.625% Senior Notes due 2040	non-par callable	25 bps
6.750% Senior Notes due 2019	non-par callable	50 bps
3.150% Senior Notes due 2022*	July 1, 2022	25 bps
3.500% Senior Notes due 2023*	March 1, 2023	25 bps
3.375% Senior Notes due 2025	December 15, 2024	25 bps
7.800% Senior Notes due 2027	non-par callable	15 bps
4.125% Senior Notes due 2035	September 15, 2034	25 bps
7.125% Senior Notes due 2036	non-par callable	30 bps
6.125% Senior Notes due 2041*	July 15, 2040	25 bps
4.900% Senior Notes due 2043*	December 1, 2042	30 bps
5.250% Senior Notes due 2045	July 15, 2044	35 bps

“Comparable Treasury Issue” means the U.S. Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Nutrien Notes to be redeemed (assuming, for this purpose, that the Par Call Notes, other than those indicated by * above, matured on the applicable Par Call Date set forth in the table above) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Nutrien Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if we are unable to obtain at least five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers selected by us.

“Reference Treasury Dealer” means each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC and RBC Capital Markets, LLC or any designee selected by any named Reference Treasury Dealer plus two others or their affiliates which are primary U.S. Government securities dealers and their respective successors, provided, however, that if any of the foregoing Reference Treasury Dealers shall cease to be a primary U.S. Government securities dealer in the United States of America (a “Primary Treasury Dealer”), we shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer at 3:30 p.m. (New York time) on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed not less than 30 days and not more than 60 days before the redemption date to each registered holder of the Nutrien Notes of the series to be redeemed. If less than all of the Nutrien Notes of a series are redeemed, the Nutrien Trustee will select the Nutrien Notes of such series to be redeemed on a pro rata basis (subject to DTC procedures) unless otherwise required by law, DTC or applicable stock exchange requirements.

If notice of redemption has been given as provided in the Nutrien Indenture for Nutrien Notes of a series, unless we default in the payment of the redemption price and accrued interest on such Nutrien Notes, such Nutrien Notes will cease to bear interest from and after the date fixed for such redemption specified in such notice and the only right of the holders of such Nutrien Notes will be to receive payment of the redemption price plus accrued interest to the date of redemption.

Change of Control

If a Change of Control Triggering Event occurs with respect to any series of the Nutrien Notes, unless we have exercised our right to redeem the Nutrien Notes of such series, as described above, holders of the Nutrien Notes of such series that have not been redeemed will have the right to require us to repurchase all or any part equal to $1,000 or an integral multiple of $1,000 in excess thereof of such Nutrien Notes pursuant to the offer described below (the “Change of Control Offer”). In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of Nutrien Notes of such series repurchased plus accrued and unpaid interest, if any, on the Nutrien Notes repurchased, to the date of purchase (“Change of Control Payment”), subject to the right of holders of such Nutrien Notes being repurchased on the relevant record date to receive interest due on the relevant interest payment date. No later than 30 days following any Change of Control Triggering Event or, at our option, prior to a Change of Control, but after the public announcement of the Change of Control, we will be required to mail a notice to holders of Nutrien Notes of such series, with a copy to the Nutrien Trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Nutrien Notes of such series on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures described in such notice. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the Change of Control Offer is conditioned on a Change of Control Triggering Event occurring prior to the Change of Control Payment Date. We must comply with the requirements of Rule 14e-1 under the U.S. Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of such Nutrien Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Nutrien Indenture, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the Nutrien Indenture by virtue of such conflicts.

On or before the Change of Control Payment Date for a series of Nutrien Notes, we will be required to:

•	accept for payment all Nutrien Notes of such series or portions of Nutrien Notes of such series properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Nutrien Notes of such series or portions of Nutrien Notes of such series properly tendered; and

•	deliver or cause to be delivered to the Nutrien Trustee the Nutrien Notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of Nutrien Notes of such series or portions of Nutrien Notes of such series being purchased.

We will not be required to make a Change of Control Offer upon a Change of Control Triggering Event for a series of Nutrien Notes if a third party makes an equivalent offer in the manner, at the times and otherwise in compliance with the requirements for a Change of Control Offer made by us and such third party purchases all Nutrien Notes of such series properly tendered and not withdrawn under its offer.

An event of default with respect to a series of Nutrien Notes shall be deemed to occur upon the failure by us to comply with the terms of the covenant set forth in this “Change of Control” section. If such an event of default occurs and is continuing, the Nutrien Trustee or the holders of not less than 25% in principal amount of the outstanding series of Nutrien Notes may declare the principal amount of such series of Nutrien Notes and all interest thereon to be due and payable immediately, by notice in writing to us (and to the Nutrien Trustee if given by such holders), and upon any such declarations the same shall become immediately due and payable. The consent of holders of not less than a majority in principal amount of the outstanding Nutrien Notes of a series is required to (i) modify or amend the provisions of this section (including the provisions of this paragraph), and (ii) waive a past default or event of default on account of a breach of our obligations under this section, in respect of such series.

The Change of Control Triggering Event may in certain circumstances make more difficult or discourage a sale or takeover of Nutrien. We could, in the future, enter into certain transactions, including asset sales, acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control Triggering Event but that could increase the amount of debt outstanding at such time or otherwise affect our capital structure or credit ratings on the Nutrien Notes.

We may not have sufficient funds to repurchase all of the Nutrien Notes upon a Change of Control Triggering Event. See Risk Factors—Risks Related to the Nutrien Notes—We may not be able to repurchase the Nutrien Notes of any series upon a Change of Control Triggering Event.”

For purposes of the foregoing discussion of a repurchase at the option of holders of a series of the Nutrien Notes, the following definitions are applicable:

“Below Investment Grade Rating Event” means the Nutrien Notes of such series are rated below an Investment Grade Rating by each of the Rating Agencies, on any date from the earlier of (i) the date of the Change of Control and (ii) the date of the public notice of an arrangement or transaction that could result in a Change of Control, until the end of the 60-day period following such date, which 60-day period shall be extended if, by the end of the 60-day period, the rating of the Nutrien Notes of such series is under publicly announced consideration for a possible downgrade by either of the Rating Agencies if the other Rating Agency has already lowered its ratings on the Nutrien Notes of such series as aforesaid, such extension to continue for so long as consideration for a possible downgrade continues by such Rating Agency. Notwithstanding the foregoing, a rating below an Investment Grade Rating shall not be deemed to have occurred with respect to a Change of Control (and thus shall not result in a Change of Control Triggering Event) if a Rating Agency making the reduction in rating to which this definition would otherwise apply does not announce or publicly confirm or inform us in writing at our request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of the applicable Change of Control (whether or not the actual Change of Control shall have occurred at the time of the Below Investment Grade Rating Event).

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, consolidation or amalgamation), in one or a series of related transactions, of all or substantially all of the properties or assets of ours and our subsidiaries taken as a whole, to one or more “persons” (as such term is used in Section 13(d) of the U.S. Exchange Act)

other than us or any of our subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or amalgamation) the result of which is that one or more “persons” (as such term is used in Section 13(d) of the U.S. Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the U.S. Exchange Act), directly or indirectly, of more than 50% of our common shares or other voting shares into which our common shares are reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares, other than any such transaction where our common shares outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority (measured by voting power) of the common shares and other voting shares of such person immediately after giving effect to such transaction; (3) we consolidate with, or merge with or into, any person, or any person consolidates with, or merges with or into, our company, in any such event pursuant to a transaction in which any of our outstanding common shares or such other person’s outstanding common shares is converted into or exchanged for cash, securities or other property, other than any such transaction where our common shares outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority (measured by voting power) of the common shares and other voting shares of the surviving person immediately after giving effect to such transaction; or (4) the adoption of a plan relating to the liquidation or dissolution of us.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) we become a direct or indirect wholly owned Subsidiary of a Person (as such terms are defined in the accompanying prospectus) and (2) the direct or indirect holders of the common shares of such Person immediately following that transaction are substantially the same as the holders of our common shares, or other voting shares into which our common shares are reclassified, consolidated, exchanged or changed, immediately prior to that transaction.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our and our subsidiaries’ properties or assets taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Nutrien Notes to require us to repurchase such holder’s Nutrien Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our and our subsidiaries’ assets taken as a whole to another person or group may be uncertain.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event for the Nutrien Notes of such series.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P.

“Rating Agencies” means (1) each of Moody’s and S&P, and (2) if any of Moody’s or S&P ceases to rate the Nutrien Notes of such series or fails to make a rating of the Nutrien Notes of such series publicly available for any reason, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the U.S. Exchange Act, selected by us as a replacement agency for Moody’s or S&P, or both of them, as the case may be.

The Trustee

The Bank of New York Mellon will be the Nutrien Trustee under the Nutrien Indenture.

BOOK-ENTRY DELIVERY AND FORM

General

The Nutrien Notes of each series will be issued in registered, global form in the same minimum denominations as the corresponding series of PotashCorp Notes or Agrium Notes, as applicable, for which they are being offered in exchange ($1,000 or $2,000 in principal amount and integral multiples of $1,000 in excess thereof, as applicable). Initially, the Nutrien Notes of each series will be represented by one or more permanent global certificates (the “global notes”) in definitive, fully registered form without interest coupons. The global notes will be issued only against payment in immediately available funds.

The global notes will be deposited upon issuance with the Nutrien Trustee as custodian for DTC in New York, New York, and registered in the name of Cede & Co. (DTC’s partnership nominee) or another DTC nominee for credit to an account of a direct or indirect participant in DTC, as described below under “—Depositary Procedures.”

Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in the limited circumstances described below under “—Exchange of Book-Entry Notes for Certificated Notes.”

Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear System (“Euroclear”) and Clearstream Banking S.A. (“Clearstream”)), which may change from time to time.

Depositary Procedures

The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to changes by it. We do not take any responsibility for these operations and procedures and urge investors to contact DTC or its participants directly to discuss these matters.

DTC has advised us that it is a limited-purpose trust company created to hold securities for its participating organizations, referred to as “participants,” and to facilitate the clearance and settlement of transactions in those securities among DTC’s participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations some of whom (and/or their representatives) own DTC. Access to DTC’s system is also available to other entities such as banks, brokers, dealers, trust companies and clearing corporations that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly, which entities are referred to as “indirect participants.” Persons who are not DTC participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants. DTC has no knowledge of the identity of beneficial owners of securities held by or on behalf of DTC. DTC’s records reflect only the identity of its participants to whose accounts securities are credited. The ownership interests and transfer of ownership interests of each beneficial owner of each security held by or on behalf of DTC are recorded on the records of DTC’s participants and indirect participants.

Pursuant to the procedures established by DTC:

•	upon deposit of the global notes, DTC will credit the accounts of its participants designated by the Dealer Managers with portions of the principal amount of the global notes; and

•	ownership of such interests in the global notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the global notes).

Investors in the global notes who are participants in DTC’s system may hold their interests therein directly through DTC. Investors in the global notes who are not participants may hold their interests therein indirectly through organizations which are participants in such system. All interests in the global notes will be subject to the procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery of certificates evidencing securities they own. Consequently, the ability to transfer beneficial interests in the global notes to such persons will be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants, the ability of beneficial owners of interests in the global notes to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the global notes will not have Nutrien Notes registered in their names, will not receive physical delivery of Nutrien Notes in certificated form and will not be considered the registered owners or “holders” thereof under the Nutrien Indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Nutrien Indenture. Under the terms of the Nutrien Indenture, we and the Nutrien Trustee will treat the persons in whose names the Nutrien Notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes.

Consequently, neither we nor the Nutrien Trustee nor any of our respective agents has or will have any responsibility or liability for:

•	any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the global notes, or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global notes; or

•	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the Nutrien Notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. The account of each relevant participant is credited with an amount proportionate to the amount of its interest in the principal amount of the global notes as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of Nutrien Notes will be governed by standing instructions and customary practices, and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the Nutrien Trustee or us. Neither we nor the Nutrien Trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the Nutrien Notes, and we and the Nutrien Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

DTC has advised us that it will take any action permitted to be taken by a holder of Nutrien Notes only at the direction of one or more participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the Nutrien Notes as to which such participant or participants has or have given such direction.

Although DTC has agreed to the procedures described above to facilitate transfers of interests in the global notes among participants in DTC, DTC is under no obligation to perform or to continue to perform those procedures, and those procedures may be discontinued or changed at any time. Neither we nor the Nutrien Trustee will have any responsibility for the performance by DTC or its respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Book-Entry Notes for Certificated Notes

The global notes are exchangeable for certificated notes in definitive, fully registered form without interest coupons only in the following limited circumstances:

•	DTC (1) notifies us that it is unwilling or unable to continue as depositary for the global notes and we fail to appoint a successor depositary within 90 days or (2) has ceased to be a clearing agency registered under the U.S. Exchange Act; or

•	we notify the Nutrien Trustee in writing that we have elected to cause the issuance of certificated notes under the Nutrien Indenture.

In all cases, certificated notes delivered in exchange for any global notes or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures).

Payment and Paying Agents

Payments on the global notes will be made in U.S. dollars by wire transfer. If we issue definitive Nutrien Notes, the holders of definitive Nutrien Notes will be able to receive payments of principal of and interest on their Nutrien Notes at the office of our paying agent. Payment of principal of a definitive Nutrien Note may be made only against surrender of the Nutrien Note to our paying agent. We have the option, however, of making payments of interest by wire transfer or by mailing checks to the address of the holder appearing in the register of note holders maintained by the registrar.

We will make any required interest payments to the person in whose name a Nutrien Note is registered at the close of business on the record date for the interest payment.

The Nutrien Trustee will be designated as our paying agent for payments on the Nutrien Notes. We may at any time designate additional paying agents, rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

Notices

Any notices required to be given to the holders of the Nutrien Notes will be given to DTC, as the registered holder of the global notes. In the event that the global notes are exchanged for Nutrien Notes in definitive form, notices to holders of the Nutrien Notes will be sent electronically or mailed by first-class mail, postage prepaid, to the addresses that appear on the register of note holders maintained by the registrar.

The Nutrien Trustee

The Nutrien Trustee’s current address is 101 Barclay Street, Floor 7E, New York, New York 10286. The Nutrien Indenture provides that, except during the continuance of an event of default, the Nutrien Trustee will perform only such duties as are specifically set forth in the Nutrien Indenture. During the existence of an event of default, the Nutrien Trustee must exercise such rights and powers vested in it as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The Nutrien Indenture and provisions of the Trust Indenture Act incorporated by reference in the Nutrien Indenture contain limitations on the rights of the Nutrien Trustee, should it become our creditor, to obtain payment of claims in certain cases or to liquidate certain property received by it in respect of any such claim as security or otherwise. The Nutrien Trustee is permitted to engage in other transactions with us or any of our affiliates. If the Nutrien Trustee acquires any conflicting interest (as defined in the Nutrien Indenture or in the Trust Indenture Act), it must eliminate that conflict or resign.

Governing Law

The Nutrien Indenture and the Nutrien Notes will be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof.

DESCRIPTION OF OTHER INDEBTEDNESS

Nutrien Credit Facility

The Nutrien Credit Facility will provide for senior unsecured revolving credit facilities to be made available by a syndicate of lenders in the aggregate amount of $4.5 billion in favor of Nutrien, as borrower. The maturity date of the Nutrien Credit Facility is expected to be April 9, 2023 and Nutrien may, once per calendar year, request an extension of the term thereof provided the resulting maturity date shall not exceed five years from the date specified in such extension request.

Conditions precedent to the effectiveness of the Nutrien Credit Facility will include, among other standard conditions and deliverables, (i) the concurrent cancellation of the existing $2.5 billion syndicated credit facilities of Agrium and the existing $3.5 billion syndicated credit facility of PotashCorp, and (ii) the receipt of evidence that the exchange offers are completed in a manner that complies with certain limitations on priority indebtedness contained in the Nutrien Credit Facility.

Nutrien Commercial Paper Facility

In connection with the completion of the exchange offers, Nutrien expects to launch a commercial paper program having an aggregate authorized amount of $4.5 billion, with issuances thereunder commencing on or around April 9, 2018 (the “Nutrien Commercial Paper Facility”). Concurrently with the launch of the Nutrien Commercial Paper Facility, the current commercial paper programs of PotashCorp and Agrium will be discontinued with no outstanding maturities beyond April 30, 2018 (in the case of PotashCorp) and April 6, 2018 (in the case of Agrium).

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of certain U.S. federal income tax consequences relating to the exchange offers, the consent solicitations, the adoption of the Proposed Amendments, and the ownership and disposition of Nutrien Notes acquired pursuant to the exchange offers. This discussion is limited to holders (i) who hold PotashCorp Notes or Agrium Notes and will hold Nutrien Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) who acquire Nutrien Notes in exchange for PotashCorp Notes or Agrium Notes pursuant to the exchange offers. In addition, this discussion does not discuss any state, local or non-U.S. tax considerations or other U.S. federal non-income tax considerations (e.g., estate or gift tax).

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of PotashCorp Notes, Agrium Notes, or Nutrien Notes in light of their particular circumstances or special tax rules to which they may be subject, including, among others, banks or other financial institutions, insurance companies, partnerships or other pass-through entities or investors in such entities, dealers or traders in securities or currencies, regulated investment companies and real estate investment trusts, tax-exempt organizations (including private foundations), holders holding PotashCorp Notes, Agrium Notes, or Nutrien Notes in tax-deferred accounts, holders holding PotashCorp Notes, Agrium Notes, or Nutrien Notes as part of a straddle, hedge, conversion, constructive sale or other integrated security transaction for U.S. federal income tax purposes, holders who use a mark-to-market method of accounting for their securities, U.S. Holders (as defined herein) whose functional currency is not the U.S. dollar, holders who are subject to the alternative minimum tax, holders deemed to sell the Nutrien Notes under the constructive sale provisions of the Code, controlled foreign corporations or passive foreign investment companies (within the meaning of the Code) or holders who are U.S. expatriates or former U.S. citizens or U.S. residents, all of which may be subject to tax rules that differ significantly from those summarized below.

The discussion below is based on the Code, Treasury Regulations, published Internal Revenue Service (“IRS”) rulings and administrative pronouncements, and published court decisions, each as in effect as of the date hereof, and any of which may be subject to change at any time, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. No ruling will be sought from the IRS with respect to any statement or conclusion in this discussion, and no assurance can be given that the IRS will not challenge any statement or conclusion in this discussion or, if challenged, that a court will uphold such statement or conclusion. Holders should consult their tax advisors as to the particular tax consequences to them of the exchange offers and consent solicitations and of owning and disposing of Nutrien Notes in light of their particular circumstances, as well as the effect of any state, local, non-U.S. or other laws.

As used herein, the term “U.S. Holder” means a beneficial owner of PotashCorp Notes, Agrium Notes, or Nutrien Notes that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, (x) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions, or (y) that has a valid election in effect under Treasury Regulations to be treated as a U.S. person.

As used herein, the term “Non-U.S. Holder” is a beneficial owner of PotashCorp Notes, Agrium Notes or Nutrien Notes that is neither a U.S. Holder nor a partnership or other entity treated as a partnership for U.S. federal income tax purposes.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds PotashCorp Notes, Agrium Notes or Nutrien Notes, the tax treatment of the partnership and each partner generally will depend upon the activities of the partnership and the status of the partner. Partnerships owning PotashCorp Notes, Agrium Notes or Nutrien Notes and partners in such partnerships should consult their tax advisors about the U.S. federal income tax considerations relating to the exchange offers and consent solicitations and the ownership and disposition of such Nutrien Notes.

THIS DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSIDERATIONS TO SUCH HOLDER OF THE EXCHANGE OFFERS AND CONSENT SOLICITATIONS, THE ADOPTION OF THE PROPOSED AMENDMENTS, AND THE OWNERSHIP AND DISPOSITION OF NUTRIEN NOTES ACQUIRED PURSUANT TO THE EXCHANGE OFFERS, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE, OR LOCAL TAX LAWS OR NON-U.S. TAX LAWS, THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS, AND THE CONSEQUENCES OF THE NEWLY ENACTED TAX CUTS AND JOBS ACT.

Effect of Certain Contingencies

In certain circumstances, we may become obligated to pay amounts in excess of the stated interest and principal payable on the Nutrien Notes, for example, as described under “Description of Nutrien Notes—Change of Control” in this prospectus supplement and “Description of Debt Securities—Additional Amounts” in the accompanying prospectus. Treasury Regulations provide special rules for contingent payment debt instruments which, if applicable, could cause the timing, amount and character of a holder’s income, gain or loss with respect to the Nutrien Notes to be different from the consequences discussed herein. Under the applicable Treasury Regulations, however, for purposes of determining whether a debt instrument is a contingent payment debt instrument, remote or incidental contingencies (determined as of the date the notes are issued) are ignored. We believe the possibility of the payment of such additional amounts is remote and/or incidental. Therefore, we intend to treat the possibility of the payment of such additional amounts as not resulting in the Nutrien Notes being treated as contingent payment debt instruments under the applicable Treasury Regulations. Our treatment will be binding on all holders, except a holder that discloses its differing treatment in a statement attached to its timely filed U.S. federal income tax return for the taxable year during which the Nutrien Note is acquired. Our treatment is not binding on the IRS which may take a contrary position and treat the Nutrien Notes as contingent payment debt instruments. The remainder of this discussion assumes that the Nutrien Notes are not treated as contingent payment debt instruments. Holders should consult their tax advisors regarding the possible application of the contingent payment debt instrument rules to the Nutrien Notes.

U.S. Holders Tendering in the Exchange Offers

The Exchange Offers

Tender of PotashCorp Notes or Agrium Notes. Generally, an exchange of property for cash or other property is a taxable transaction unless an exception applies. In the case of debt instruments, Treasury Regulations provide that when a debt instrument is modified or exchanged for another debt instrument, that modification or exchange is treated as an exchange for U.S. federal income tax purposes if it constitutes a “significant modification” within the meaning of such Treasury Regulations. In general, under the Treasury Regulations, the modification of a debt instrument is a “significant modification” if, based on all the facts and circumstances and taking into account all modifications of the debt instrument collectively, the legal rights or obligations that are altered and the degree to which they are altered are “economically significant.” Treasury Regulations that govern the determination of whether a modification is a significant modification provide that a change in the obligor of a recourse debt instrument is treated as a significant modification unless one or more exceptions apply. Because the exchange offers will result in a change in obligor of the PotashCorp Notes and Agrium Notes, and it is expected that none of the exceptions will apply, we expect (and we intend to take the position) that a U.S. Holder’s exchange of PotashCorp Notes or Agrium Notes for Nutrien Notes and cash consideration pursuant to the exchange offers and consent solicitations (an “Exchange”) will be treated as a “significant modification” of such PotashCorp Notes or such Agrium Notes. The U.S. federal income tax treatment of such an Exchange will depend on whether the particular series of PotashCorp Notes, Agrium Notes and Nutrien Notes exchanged are securities for U.S. federal income tax purposes. If the particular series of PotashCorp Notes, Agrium Notes and Nutrien Notes exchanged are securities for U.S. federal income tax purposes, such an Exchange will be treated as a tax-free recapitalization, and U.S. Holders generally would not recognize any gain or loss on such Exchange according to the discussion below in “Holders Not Tendering in the Exchange Offers—U.S. Holders” (treating references to “old” PotashCorp Notes or “old” Agrium Notes as references to PotashCorp Notes or Agrium Notes, respectively, and references to “new” PotashCorp Notes or “new” Agrium Notes to Nutrien Notes, as applicable). If the particular series of PotashCorp Notes, Agrium Notes or Nutrien Notes exchanged are not securities for U.S. federal income tax purposes, a U.S. Holder’s Exchange will be a taxable disposition of the PotashCorp Notes and Agrium Notes.

The remainder of this discussion assumes that an Exchange is a taxable disposition of PotashCorp Notes and Agrium Notes. Each U.S. Holder should consult its tax advisor regarding the tax treatment of an Exchange.

The amount of gain or loss realized by a U.S. Holder on an Exchange generally will equal the difference between (i) the U.S. Holder’s amount realized and (ii) the U.S. Holder’s adjusted tax basis in its PotashCorp Notes or Agrium Notes tendered in an Exchange. A U.S. Holder’s amount realized generally will equal the sum of (a) the issue price of the Nutrien Notes (including any Nutrien Notes received as Early Participation Premium), as described in “—Issue Price” below, and (b) the amount of cash consideration (including the Consent Fee) received, in each case, except for any portion attributable to accrued and unpaid interest, which will be treated as ordinary income to the extent not already included in income. Although not free from doubt, we believe, and intend to take the position that, the cash consideration (including the Consent Fee) and the Early Participation Premium received by a U.S. Holder participating in an Exchange should be treated as additional consideration received in connection with participating in an Exchange, rather than as a separate fee or other ordinary income. A U.S. Holder’s adjusted tax basis in a PotashCorp Note or Agrium Note generally will equal the amount paid for the PotashCorp Note or Agrium Note (x) increased by any market discount previously taken into account by the U.S. Holder in respect of the PotashCorp Note or Agrium Note and (y) reduced (but not below zero) by any amortizable bond premium previously amortized on the PotashCorp Note or Agrium Note.

Subject to the discussion below under “—Market Discount,” any gain or loss recognized by a U.S. Holder with respect to a PotashCorp Note or Agrium Note generally will be capital gain or loss and will be long-term capital gain or loss if such U.S. Holder has held the PotashCorp Note or Agrium Note for more than one year as of the date of the Exchange. Long-term capital gains of non-corporate U.S. Holders generally are eligible for preferential rates of taxation. The deductibility of capital losses is subject to limitations under the Code. A U.S. Holder generally will obtain an initial tax basis in a Nutrien Note received pursuant to an Exchange equal to its issue price, as described in “—Issue Price” below, and generally should commence a new holding period with respect to the Nutrien Note the day after the completion of the Exchange.

Market Discount. The market discount provisions of the Code may apply to U.S. Holders of PotashCorp Notes or Agrium Notes. In general, a PotashCorp Note or Agrium Note that was acquired by a U.S. Holder in the secondary market will be treated as acquired with market discount if the principal amount of the PotashCorp Note or Agrium Note exceeded its tax basis in the U.S. Holder’s hands immediately after its acquisition, unless such excess was less than a statutorily defined de minimis amount.

Any gain recognized by a U.S. Holder with respect to a PotashCorp Note or Agrium Note that was acquired with market discount will be subject to tax as ordinary income to the extent of the market discount accrued (on a straight-line basis or, at the election of the U.S. Holder, on a constant-yield basis) during the period the PotashCorp Note or Agrium Note was held by such U.S. Holder, except for any portion of the market discount the U.S. Holder previously elected to include in income as it accrued or was otherwise required to include in income for U.S. federal income tax purposes.

Issue Price. The issue price of the Nutrien Notes will depend on whether the PotashCorp Notes, Agrium Notes or Nutrien Notes are considered to be “traded on an established market” within the meaning of applicable Treasury Regulations (or “publicly traded”). A debt instrument is considered to be publicly traded if (i) an executed sale of such debt instrument occurs within the 31-day period ending fifteen days after such debt instrument is issued and the sale price is reasonably available within a reasonable period of time, or (ii) at least one price quote (whether firm or indicative) is available within such 31-day period. It is expected that the PotashCorp Notes and Agrium Notes are considered to be publicly traded, and price quotes are currently available for the PotashCorp Notes and Agrium Notes on Bloomberg Finance. It cannot yet be determined whether the Nutrien Notes will be considered to be publicly traded. If the Nutrien Notes are not considered to be publicly traded, the issue price of the Nutrien Notes will be the fair market value of the PotashCorp Notes or Agrium Notes for which such Nutrien Notes are exchanged as of the date of the Exchange, but may be reduced by any cash consideration (including the Consent Fee) received in the Exchange and any Nutrien Note Pre-Issuance Accrued Interest (as defined herein). If the Nutrien Notes are considered to be publicly traded, the issue price of the Nutrien Notes will be their fair market value on the date of the Exchange less any Nutrien Note Pre-Issuance Accrued Interest (as defined herein).

Although no assurances can be given in this regard, we expect that the PotashCorp Notes, Agrium Notes and the Nutrien Notes will be considered to be publicly traded for these purposes. Our determination of issue price is binding on a holder unless such holder properly discloses a different position to the IRS on a timely filed U.S. federal income tax return for the year of the Exchange. The rules regarding the determination of issue price are complex and highly detailed, and each U.S. Holder should consult its tax advisor regarding the determination of the issue price of a Nutrien Note.

Treatment of the Nutrien Notes

Payments of Interest. Stated interest on the Nutrien Notes (including any amount withheld as non-U.S. withholding tax and any Additional Amounts) generally should be included in the income of a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. However, a U.S. Holder should not include in income the portion (if any) of the first payment of interest on a Nutrien Note that is attributable to interest accrued on the PotashCorp Notes or Agrium Notes tendered in an Exchange from (and including) the most recent payment date of such PotashCorp Notes or Agrium Notes to the time of the Exchange, and should instead treat such portion (if any) as a non-taxable return of principal (or “Nutrien Note Pre-Issuance Accrued Interest”). Interest paid on the Nutrien Notes (including original issue discount, if any) generally will be income from sources outside the United States for purposes of computing the foreign tax credit allowable to a U.S. Holder.

The issue price of the Nutrien Notes, which, as described above under “U.S. Holders Tendering in the Exchange Offers —The Exchange Offers—Issue Price,” constitutes a portion of the amount realized on an Exchange, is also relevant for purposes of determining whether there is any original issue discount (“OID”) on the Nutrien Notes. Subject to a de minimis exception, the Nutrien Notes will be treated as issued with OID to the extent their “stated redemption price at maturity” exceeds their issue price. A Nutrien Note will be considered to have de minimis OID if the difference between the note’s stated redemption price at maturity and its issue price is less than one quarter of 1% (i.e., 0.25%) of the stated redemption price at maturity multiplied by the number of complete years to maturity. The stated redemption price at maturity of a Nutrien Note is the aggregate amount of all payments due to the U.S. Holder under such Nutrien Note at or prior to its maturity, other than interest payments that (among other requirements) are actually and unconditionally payable at least annually. Interest meeting these requirements is referred to as “qualified stated interest.” The stated interest payments on the Nutrien Notes are qualified stated interest. If the “stated redemption price at maturity” of the Nutrien Notes exceeds their issue price, computed as discussed above, and such excess equals or exceeds the statutory de minimis amount, the excess would be treated as OID, which generally would be accrued by U.S. Holders (regardless of their usual method of accounting for U.S. federal income tax purposes) using a constant yield method under the accrual rules for OID (but in certain circumstances may be accrued earlier than under a constant yield method). U.S. Holders should consult their own tax advisors concerning the determination of the issue price of Nutrien Notes received in exchange for PotashCorp or Agrium Notes and the tax consequences thereof.

Amortizable Bond Premium on Nutrien Notes. If a U.S. Holder’s initial tax basis in a Nutrien Note (as determined above under “U.S. Holders Tendering in the Exchange Offers—The Exchange Offers—Tender of PotashCorp Notes or Agrium Notes) is greater than the amount payable at maturity of the Nutrien Note, the U.S. Holder will be considered to have acquired the Nutrien Note with “amortizable bond premium” in the amount of such excess. A U.S. Holder generally may elect to amortize the premium over the term of the Nutrien Note (or, if it results in a smaller amount of amortizable bond premium, until an earlier call date) on a constant-yield basis as an offset to interest when includible in income under a U.S. Holder’s regular method of accounting. A U.S. Holder’s tax basis in the Nutrien Note will be reduced by the amount of bond premium so amortized. If a U.S. Holder does not elect to amortize bond premium, it will be required to report the full amount of stated interest on the Nutrien Note as ordinary income, even though it may be required to recognize a capital loss (which may not be available to offset ordinary income) on a sale or other disposition of the Nutrien Note. An election to amortize bond premium, once made, would apply to all debt instruments held or subsequently acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS. U.S. Holders that hold Nutrien Notes with bond premium should consult their tax advisors regarding the application of these rules.

Sale or Other Taxable Disposition of Nutrien Notes. Upon the sale, exchange, redemption, retirement or other taxable disposition of a Nutrien Note, a U.S. Holder generally will recognize taxable gain or loss in an amount equal to the difference between (i) the U.S. Holder’s amount realized and (ii) the U.S. Holder’s adjusted tax basis in the Nutrien Note. A U.S. Holder’s amount realized generally will equal the sum of (a) the amount of cash received, and (b) the fair market value of all other property received on such disposition in respect of the Nutrien Note (except to the extent such cash or property is attributable to accrued but unpaid interest, which generally will be taxable as ordinary income as described above under “—Payments of Interest” to the extent not previously included in income). A U.S. Holder’s adjusted tax basis in a Nutrien Note generally will equal its initial tax basis in the Nutrien Note (as determined above under “U.S. Holders Tendering in the Exchange Offers—The Exchange Offers—Tender of PotashCorp Notes or Agrium Notes”) increased by the amount of OID (if any) previously included in income, and decreased by any bond premium that it previously amortized and any cash payments other than stated interest it previously received with respect to the Nutrien Note. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder’s holding period for the Nutrien Note exceeds one year. Long-term capital losses of non-corporate U.S. Holders generally are eligible for preferential rates of taxation. The deductibility of capital losses is subject to limitations.

Medicare Surtax

Certain U.S. Holders who are individuals, estates or trusts and whose income exceeds certain thresholds may be subject to an additional 3.8% Medicare surtax on their “net investment income” (or undistributed “net investment income” in the case of an estate or trust). A U.S. Holder’s net investment income generally will include any net gain recognized upon an Exchange, as well as interest income (including OID, if any) and net gain from the disposition of the Nutrien Notes, unless such interest income (including OID, if any) or net gain is derived in the ordinary course of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders are urged to consult their tax advisors regarding the applicability of the Medicare surtax to their participation in the exchange offers and in respect of the ownership and disposition of Nutrien Notes.

Tax Return Disclosure Obligation with Respect to Foreign Financial Assets

Certain owners of “specified foreign financial assets” with an aggregate value in excess of certain threshold amounts may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (iii) interests in foreign entities. Under these rules, the Nutrien Notes (or accounts in which the Nutrien Notes are held) may be treated as “specified foreign financial assets.” You are urged to consult your own tax advisors regarding the application of this reporting requirement to your investment in the Nutrien Notes.

Information Reporting and Backup Withholding

Generally, information reporting requirements will apply to the Exchanges and to the payments of interest (including OID, if any) and the proceeds of certain sales and other taxable dispositions of the Nutrien Notes, unless the U.S. Holder is an exempt recipient. Backup withholding (currently at a rate of 24%) may apply to such payments if a U.S. Holder fails to provide its correct taxpayer identification number or certification of exempt status (generally on a properly executed IRS Form W-9) or has been notified by the IRS that payments to such U.S. Holder are subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that such U.S. Holder furnishes the required information to the IRS on a timely basis.

Non-U.S. Holders Tendering in the Exchange Offers

The Exchange Offers

Tender of PotashCorp Notes or Agrium Notes. As discussed above under “U.S. Holders Tendering in the Exchange Offers—The Exchange Offers—Tender of PotashCorp Notes or Agrium Notes,” we expect and intend to take the position that an exchange of PotashCorp Notes or Agrium Notes for Nutrien Notes pursuant to the exchange offers is a significant modification of the PotashCorp Notes or Agrium Notes exchanged and therefore a taxable disposition of such PotashCorp Notes or Agrium Notes for U.S. federal income tax purposes. Subject to the discussions below, including under “Treatment of the Nutrien Notes—Information Reporting and Backup Withholding,” a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized on an Exchange unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if an income tax treaty applies, is attributable to the Non-U.S. Holder’s permanent establishment or fixed base maintained in the United States); or

•	the Non-U.S. Holder is an individual who has been present in the United States for 183 days or more in the taxable year of the Exchange and certain other requirements are met.

If a Non-U.S. Holder is described in the second bullet point above, then such Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% on the amount by which the Non-U.S. Holder’s capital gains allocable to U.S. sources, including from the Exchange, exceed any capital losses allocable to U.S. sources, except as otherwise required by an applicable income tax treaty.

If a Non-U.S. Holder is described in the first bullet point above, then such Non-U.S. Holder generally will be subject to U.S. federal income tax (but without regard to the Medicare surtax on net investment income) on a net income basis in the same manner as if such Non-U.S. Holder were a “United States person” (as defined under the Code). If a Non-U.S. Holder is a corporation, it may be subject to an additional branch profits tax equal to 30% (or a lower applicable income tax treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.

As discussed above under “U.S. Holders Tendering in the Exchange Offers—The Exchange Offers—Tender of PotashCorp Notes or Agrium Notes,” we intend to treat the cash consideration (including the Consent Fee) and the Early Participation Premium as part of the consideration paid in exchange for a tendered PotashCorp Note or Agrium Note (and, therefore, not ordinary income). Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax treatment of the receipt of the cash consideration (including the Consent Fee) and the Early Participation Premium.

Treatment of the Nutrien Notes

Payments of Interest. Subject to the discussions below, including under “—Income or Gain Effectively Connected with a United States Trade or Business” and “—Information Reporting and Backup Withholding,” any amount received by a Non-U.S. Holder with respect to interest (including OID, if any) on a Nutrien Note received pursuant to an Exchange generally will not be subject to U.S. federal income or withholding tax, provided that such interest is not effectively connected with a trade or business within the United States. If such interest (including OID, if any) is effectively connected with a trade or business within the United States, such interest generally will be taxed as described below under “—Income or Gain Effectively Connected with a United States Trade or Business.”

Income or Gain Effectively Connected with a United States Trade or Business. If a Non-U.S. Holder is engaged in the conduct of a trade or business in the United States and interest (including OID, if any) on or gain recognized from the sale, exchange, redemption, retirement or other taxable disposition of a Nutrien Note is effectively connected with the conduct of that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on the interest (including OID, if any) or gain on a net-income basis in the same manner as if the Non-U.S. Holder were a “United States person” (as defined under the Code). If a Non-U.S. Holder is eligible for the benefits of an income tax treaty between the United States and its country of residence, any effectively connected income or gain generally will be subject to U.S. federal income tax only if it is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States. In addition, if a Non-U.S. Holder is a foreign corporation, it may be subject to an additional branch profits tax equal to 30% (or a lower applicable income tax treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.

Sale or Other Taxable Disposition of Nutrien Notes. Subject to the discussions below, including under “—Information Reporting and Backup Withholding,” any gain realized by a Non-U.S. Holder on the sale, exchange, redemption, retirement or other taxable disposition of a Nutrien Note (except with respect to accrued and unpaid interest, which would be treated as described above under “—Payments of Interest”) generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if an income tax treaty applies, is attributable to the Non-U.S. Holder’s permanent establishment or fixed base maintained in the United States); or

•	the Non-U.S. Holder is an individual who has been present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met.

If a Non-U.S. Holder is described in the first bullet point, see “—Income or Gain Effectively Connected with a United States Trade or Business” above. If a Non-U.S. Holder is described in the second bullet point, the

Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% on the amount by which the Non-U.S. Holder’s capital gains allocable to U.S. sources, including gains from such disposition, exceed any capital losses allocable to U.S. sources, except as otherwise provided by an applicable income tax treaty.

Information Reporting and Backup Withholding. In certain circumstances, a Non-U.S. Holder may be subject to information reporting and/or backup withholding tax (currently at a rate of 24%) on payments of interest (including OID, if any) on, and the proceeds from a disposition (including a retirement or redemption) of, the Nutrien Notes, unless such Non-U.S. Holder certifies its non-U.S. status under penalty of perjury on a properly executed IRS Form W-8BEN or W-8BEN-E (or appropriate successor form), as applicable, or otherwise establishes and satisfies the requirements of an exemption.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules generally will be allowed as a credit against such Non-U.S. Holder’s U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided the required information is furnished to the IRS in a timely manner. Non-U.S. Holders should consult their tax advisors regarding the application of backup withholding, the availability of an exemption from backup withholding, and the procedure for obtaining such an exemption, if available.

Holders Not Tendering in the Exchange Offers

In General

The U.S. federal income tax treatment of holders who do not tender their PotashCorp Notes or Agrium Notes pursuant to the exchange offers and consent solicitations will depend upon whether the adoption of the Proposed Amendments results in a “deemed” exchange of such PotashCorp Notes or Agrium Notes for U.S. federal income tax purposes to such non-tendering holders. In general, the modification of a debt instrument will result in a deemed exchange of an “old” debt instrument for a “new” debt instrument (upon which gain or loss may be realized) if such modification is “significant” within the meaning of applicable Treasury Regulations. Under these Treasury Regulations, a modification is “significant” if, based on all the facts and circumstances and taking into account all modifications of the debt instrument collectively, the legal rights and obligations that are altered and the degree to which they are altered are “economically significant.” The Treasury Regulations further provide that a modification of a debt instrument that adds, deletes or alters customary accounting or financial covenants is not a significant modification. The Treasury Regulations do not, however, define “customary accounting or financial covenants.” It is therefore not clear whether the amendments to the covenants pursuant to the Proposed Amendments constitute alterations to “customary accounting or financial covenants.” In addition, it is not clear if the deletion of cross-default of other indebtedness from the Events of Default provision under the pursuant to the Proposed Amendments is “economically significant.” If adoption of the Proposed Amendments does not constitute a significant modification of the PotashCorp Notes or Agrium Notes, then holders should not recognize gain or loss as a result of the adoption of the Proposed Amendments. Although there is no authority directly on point and the matter is not free from doubt, we intend to treat the adoption of the Proposed Amendments as not constituting a significant modification to the terms of the PotashCorp Notes or Agrium Notes with respect to non-tendering holders. There can be no assurance, however, that the IRS will not successfully challenge the position that we intend to take.

Non-tendering holders should consult their tax advisors regarding whether adoption of the Proposed Amendments constitutes a significant modification for U.S. federal income tax purposes, the U.S. federal income tax consequences to them if the Proposed Amendments are so treated, the characterization of the “old” PotashCorp Notes or “old” Agrium Notes and “new” PotashCorp Notes or “new” Agrium Notes as “securities” for U.S. federal income tax purposes and the potential treatment of any such significant modification as a “recapitalization” for U.S. federal income tax purposes, and the U.S. federal income tax consequences of continuing to hold PotashCorp Notes or Agrium Notes after the adoption of the Proposed Amendments.

U.S. Holders

If the adoption of the Proposed Amendments is not treated as resulting in a deemed exchange (which is the position that we intend to take, as noted above), there should be no material U.S. federal income tax consequences for U.S. Holders who do not tender their PotashCorp Notes or Agrium Notes.

If the IRS successfully asserts that the adoption of the Proposed Amendments results in a significant modification of the PotashCorp Notes or Agrium Notes and thus a deemed exchange of “old” PotashCorp Notes or “old” Agrium Notes for “new” PotashCorp Notes or “new” Agrium Notes, the U.S. federal income tax treatment of such a deemed exchange will depend on whether the “old” PotashCorp Notes, “old” Agrium Notes, “new” PotashCorp Notes, and “new” Agrium Notes are securities for U.S. federal income tax purposes. If there is a deemed exchange and both the “old” notes and the “new” notes treated as exchanged pursuant to such deemed exchange are securities for U.S. federal income tax purposes, such deemed exchange will be treated as a tax-free recapitalization, and U.S. Holders generally would (i) not recognize any gain or loss on the deemed exchange, (ii) have an adjusted tax basis in the “new” notes equal to the adjusted tax basis in the deemed exchanged “old” notes, and (iii) have a holding period for the “new” notes that includes the holding period of the deemed exchanged “old” notes. If there is a deemed exchange and either the “old” notes or the “new” notes treated as exchanged pursuant to such deemed exchange are not securities for U.S. federal income tax purposes, U.S. Holders generally would recognize gain on such deemed exchange of “old” PotashCorp Notes or “old” Agrium Notes for “new” PotashCorp Notes or “new” Agrium Notes according to the discussion above in “U.S. Holders Tendering in the Exchange Offers—The Exchange Offers” (treating references to PotashCorp Notes or Agrium Notes as references to “old” PotashCorp Notes or “old” Agrium Notes, respectively, and references to Nutrien Notes as references to “new” PotashCorp Notes or “new” Agrium Notes, as applicable).

Non-U.S. Holders

If the adoption of the Proposed Amendments is not treated as resulting in a deemed exchange (which is the position that we intend to take, as noted above), there should be no material U.S. federal income tax consequences for Non-U.S. Holders who do not tender their PotashCorp Notes or Agrium Notes.

If the IRS successfully asserts that the adoption of the Proposed Amendments results in a significant modification of the PotashCorp Notes or Agrium Notes and thus a deemed exchange of “old” PotashCorp Notes or “old” Agrium Notes for “new” PotashCorp Notes or “new” Agrium Notes, Non-U.S. Holders generally would not be subject to U.S. federal income tax on such deemed exchange except as described above under “Non-U.S. Holders Tendering in the Exchange Offers—The Exchange Offers,” (treating references to PotashCorp Notes or Agrium Notes as references to “old” PotashCorp Notes or “old” Agrium Notes, respectively, and references to Nutrien Notes as references to “new” PotashCorp Notes or “new” Agrium Notes, as applicable). Any interest on the “new” PotashCorp Notes or “new” Agrium Notes generally would be subject to the same rules regarding U.S. taxation of interest described above under “Non-U.S. Holders Tendering in the Exchange Offers—Treatment of the Nutrien Notes—Payments of Interest.”

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES

The following is, as of the date of this prospectus supplement, a fair summary of the principal Canadian federal income tax consequences under the Income Tax Act (Canada) and the Income Tax Regulations (Canada) (collectively, the “Tax Act”) generally applicable to a beneficial owner of PotashCorp Notes or Agrium Notes (PotashCorp Notes, Agrium Notes, and Nutrien Notes collectively referred to in this section as “Notes”) who (i) participates in the exchange offers and the consent solicitations, (ii) deals at arm’s length with Nutrien and is not affiliated with Nutrien for purposes of the Tax Act, and (iii) holds the Notes as capital property for purposes of the Tax Act (a “Holder”).

Generally, the Notes will be capital property to a Holder provided the Holder does not hold the Notes in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Holders who might not otherwise be considered to hold their Notes as capital property may, in certain circumstances, be entitled to make the irrevocable election permitted by subsection 39(4) of the Tax Act to have the Notes and all other “Canadian securities”, as defined in the Tax Act, owned by the Holders in the taxation year in which the election is made and in all subsequent taxation years treated as capital property. Holders who will not hold the Notes as capital property should consult their own tax advisors with respect to their own particular circumstances.

This summary is not applicable to a Holder (i) that is a “financial institution” for purposes of certain rules applicable to “mark-to-market property” and “specified debt obligations”, each as defined in the Tax Act, (ii) an interest in which is a “tax shelter” or a “tax shelter investment”, each as defined in the Tax Act, (iii) that has made a “functional currency” reporting election under section 261 of the Tax Act to report the Holder’s “Canadian tax results”, as defined in the Tax Act, in a currency other than Canadian currency, (iv) that is a “specified financial institution”, as defined in the Tax Act, or (v) that has entered or will enter into a “derivative forward agreement”, as defined in the Tax Act, with respect to the Notes. Any such Holder should consult its own tax advisors with respect to the income tax consequences applicable to the exchange offers and the consent solicitations.

This summary is based on the current provisions of the Tax Act, applicable jurisprudence, the current published administrative policies and assessing practices of the Canada Revenue Agency and all specific proposals to amend the Tax Act which have been publicly announced by the Minister of Finance (Canada) (the “Minister”) prior to the date hereof (the “Proposed Legislative Amendments”). This summary assumes that all Proposed Legislative Amendments will be enacted in their present form, but no assurances can be given that the Proposed Legislative Amendments will be enacted in the form proposed, or at all. Except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or consequences, which may differ from the Canadian federal income tax consequences described herein.

This summary is of a general nature only, is not exhaustive of all Canadian federal income tax consequences and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. This summary does not take into account other federal or any provincial, territorial or foreign income tax legislation or consequences, which may differ materially from those described in this summary. The tax liability of each Holder will depend on the Holder’s particular circumstances. Accordingly, it is recommended that Holders consult their own tax advisors as to the particular tax consequences to them of participating in the exchange offers and the consent solicitations and acquiring and holding the Nutrien Notes.

Currency Conversion

For the purposes of the Tax Act, each amount relating to the acquisition, holding or disposition of the Notes, including interest, proceeds of disposition and adjusted cost base, generally must be expressed in

Canadian dollars. Any amount denominated in a currency other than Canadian dollars must be converted into Canadian dollars, generally at the exchange rate quoted by the Bank of Canada as its daily rate for the date the amount arose (if the date is March 1, 2017 or thereafter) or its daily noon rate (if the date is prior to March 1, 2017). Holders may realize income, gains or losses by virtue of changes in foreign currency exchange rates.

Holders Resident in Canada

The following is a summary of the principal Canadian federal income tax consequences generally applicable under the Tax Act to a Holder who, at all relevant times for purposes of the Tax Act, is resident or deemed to be resident in Canada (a “Resident Holder”).

Taxation of the Exchange Offers

The exchange of PotashCorp Notes and Agrium Notes pursuant to the exchange offers will be a taxable disposition of PotashCorp Notes or Agrium Notes, as applicable, by each Resident Holder.

A Resident Holder will be required to include in computing its income for the taxation year in which the disposition occurs any interest that has accrued on the PotashCorp Notes or the Agrium Notes to the Settlement Date to the extent that such interest was not otherwise included in computing the Resident Holder’s income for that taxation year or a preceding taxation year.

A Resident Holder’s capital gain or loss from the disposition of PotashCorp Notes or Agrium Notes will be equal to the amount, if any, by which the proceeds of disposition to the Resident Holder of the PotashCorp Notes or Agrium Notes, net of any amount included in the Resident Holder’s income as interest on the PotashCorp Notes or Agrium Notes, exceed (or are less than) the total of the adjusted cost base to the Resident Holder of the PotashCorp Notes or Agrium Notes immediately before the disposition and any reasonable costs of disposition. For this purpose, the proceeds of disposition of the PotashCorp Notes or Agrium Notes should be the fair market value of the Nutrien Notes on the Settlement Date and any cash received as proceeds of disposition of the PotashCorp Notes or Agrium Notes, other than cash received as interest. There is no authority directly addressing the treatment under the Tax Act of the receipt of the Consent Fee including whether the Consent Fee should be treated as part of the Resident Holder’s proceeds of disposition of the PotashCorp Notes and Agrium Notes or included in computing the Resident Holder’s income for the taxation year in which the Consent Fee is received. Resident Holders should consult their own tax advisors with respect to the receipt of the Consent Fee taking into account their own particular circumstances.

A Resident Holder will generally be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in that taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized by the Resident Holder in a taxation year from taxable capital gains realized by the Resident Holder in that taxation year. Allowable capital losses in excess of taxable capital gains realized by a Resident Holder in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in any such taxation year, subject to and in accordance with the provisions of the Tax Act. Capital gains realized by individuals (other than certain trusts) may give rise to alternative minimum tax under the Tax Act.

Taxation of Interest on the Nutrien Notes

A Resident Holder that is a corporation, partnership, unit trust or trust of which a corporation or partnership is a beneficiary will be required to include in its income for a taxation year any interest on the Nutrien Notes that accrued or is deemed to have accrued to it to the end of the particular taxation year, or becomes receivable or is received by it before the end of that taxation year, including on a redemption, except to the extent that such interest was included in computing the Resident Holder’s income for a preceding taxation year.

Any other Resident Holder, including an individual (other than certain trusts), will be required to include in computing income for a taxation year all interest on the Nutrien Notes that is received or receivable by the Resident Holder in that taxation year (depending upon the method regularly followed by the Resident Holder in computing income), including on a redemption, except to the extent that the interest was included in the Resident Holder’s income for a preceding taxation year. In addition, if at any time a Nutrien Note is or becomes an “investment contract” (as defined in the Tax Act) in relation to a Resident Holder, such Resident Holder will be required to include in computing income for a taxation year any interest that accrues to the Resident Holder on the Nutrien Note up to the end of any “anniversary day” (as defined in the Tax Act) in that taxation year to the extent such interest was not otherwise included in the Resident Holder’s income for that taxation year or a preceding taxation year.

Where the Resident Holder is required to include an amount on account of interest on the Nutrien Notes that accrued in respect of the period prior to the date on which the Nutrien Notes were acquired by the Resident Holder (in addition to the Resident Holder being required to include in computing its income any interest that has accrued on the PotashCorp Notes or the Agrium Notes to the Settlement Date, as described above under “Taxation of Exchange Offers”), the Resident Holder may be entitled to a deduction in computing its income of an equivalent amount. The adjusted cost base to the Resident Holder of the Nutrien Notes will be reduced by the amount of this deduction.

If the Nutrien Notes are issued at a discount from their face value, a Resident Holder who acquires such Nutrien Notes may be required to include an additional amount in respect of the discount in computing its income, either in accordance with the deemed interest accrual rules contained in the Tax Act or in the taxation year in which the discount is received or receivable by the Resident Holder. Resident Holders should consult their own tax advisors as to the particular tax consequences to them of Nutrien Notes issued at a discount taking into account their own particular circumstances.

Any premium paid by Nutrien to a Resident Holder on the redemption of a Nutrien Note, or a purchase for cancellation before maturity, will generally be deemed to be received by such Resident Holder as interest on the Nutrien Note and will be required to be included in computing the Resident Holder’s income, as described above, at the time of the redemption or purchase for cancellation to the extent that such premium is paid as a penalty or bonus and can reasonably be considered to relate to, and does not exceed the value at the time of the redemption or purchase for cancellation of, the interest that, but for the redemption or purchase for cancellation, would have been paid or payable by Nutrien, as interest, on the Nutrien Note for the taxation year ending after the redemption or purchase for cancellation.

Disposition of the Nutrien Notes

On a disposition or deemed disposition of a Nutrien Note by a Resident Holder (including a redemption by Nutrien and a payment on maturity), the Resident Holder will generally be required to include in computing its income for the taxation year in which the disposition occurs an amount equal to the interest that has accrued on the Nutrien Note to the date of the disposition to the extent that such amount was not otherwise included in computing the Resident Holder’s income for that taxation year or a preceding taxation year.

On such disposition or deemed disposition of a Nutrien Note, the Resident Holder will compute its taxable capital gain or allowable capital loss, if any, for the taxation year as described above under “Taxation of the Exchange Offers”. Allowable capital losses may be carried back or carried forward and applied against net taxable capital gains realized by the Resident Holder as described above under Taxation of the Exchange Offers. Capital gains realized by individuals (other than certain trusts) may give rise to alternative minimum tax under the Tax Act.

Additional Refundable Tax

A Resident Holder that is, throughout its taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Tax Act), including amounts in respect of taxable capital gains and interest. Resident Holders should consult their own tax advisors regarding the tax consequences of the draft legislation introduced in the 2018 Federal Budget on February 27, 2018 to address the taxation of passive income earned through a private corporation based on their particular circumstances.

Holders Not Resident in Canada

The following is a summary of the principal Canadian federal income tax consequences generally applicable under the Tax Act to a Holder who, at all relevant times for purposes of the Tax Act, (i) is not, and is not deemed to be, resident in Canada, (ii) does not use or hold, and is not deemed to use or hold, the Notes in a business carried on, or deemed to be carried on, in Canada, (iii) deals at arm’s length with a transferee who is resident, or deemed to be resident, in Canada and to whom the Holder assigns or otherwise transfers the Notes, and (iv) is not a “specified non-resident shareholder” of Nutrien and deals at arm’s length with “specified shareholders” of Nutrien, each as defined in subsection 18(5) of the Tax Act and for purposes of the provisions referred to in that subsection (a “Non-Resident Holder”). The summary does not apply to Non-Resident Holders that carry on an insurance business in Canada or elsewhere and any such Non-Resident Holders should consult their own tax advisors with respect to participating in the exchange offers and the consent solicitations.

Taxation of the Exchange Offers

Amounts paid to a Non-Resident Holder pursuant to the exchange offers and the consent solicitations will be exempt from withholding tax under the Tax Act. A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of the PotashCorp Notes or the Agrium Notes pursuant to the exchange offers.

Taxation of Interest on the Nutrien Notes and Disposition of the Nutrien Notes

The payment of interest on the Nutrien Notes by Nutrien to a Non-Resident Holder, including any amounts paid or credited by Nutrien to a Non-Resident Holder as, on account of, in lieu of or in satisfaction of interest on the Nutrien Notes, will be exempt from withholding tax under the Tax Act. There will be no other Canadian taxes on income or capital gains payable under the Tax Act in respect of the holding, redemption or disposition of the Nutrien Notes or the receipt of interest on the Nutrien Notes by a Non-Resident Holder.

NOTICE TO EUROPEAN ECONOMIC AREA INVESTORS

In relation to each Member State of the European Economic Area (the “EEA”), the exchange offers and any offer of the Nutrien Notes which are the subject of the offering contemplated by this prospectus supplement may not be made to the public in that Member State except to any legal entity which is a qualified investor as defined in the Prospectus Directive, provided that no such offer will require Nutrien or the Dealer Managers to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this section, the expression an “offer to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in any Member State.

The Nutrien Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Directive. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Nutrien Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

This prospectus supplement and accompanying prospectus has been prepared on the basis that the exchange offers and any offer of the Nutrien Notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for the exchange offers and offers of the Nutrien Notes. This prospectus supplement and accompanying prospectus is not a prospectus for the purposes of the Prospectus Directive.

NOTICE TO INVESTORS IN THE UNITED KINGDOM

In the United Kingdom, the prospectus supplement and the accompanying prospectus are being distributed only to, and are directed only at persons who are “qualified investors” (as defined in the Prospectus Directive) and who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as the basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) in connection with the exchange offers or the issue or sale of the Nutrien Notes may only be communicated or caused to be communicated in circumstances in which section 21(1) of FSMA does not apply to Nutrien. All applicable provisions of FSMA must be complied with in respect of anything done by any person in relation to the Nutrien Notes in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

Certain legal matters relating to Canadian law in connection with the issuance of the Nutrien Notes have been passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta, Canada, and Stikeman Elliott LLP, Toronto, Ontario, Canada and Calgary, Alberta, Canada. Certain legal matters in connection with the issuance of the Nutrien Notes relating to U.S. law, including the validity of the notes offered hereby, have been passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, and Jones Day, New York, New York. As of the date of this prospectus supplement, the partners and associates of Blake, Cassels & Graydon LLP, as a group, and the partners and associates of Stikeman Elliott LLP, as a group, each beneficially own, directly or indirectly, less than one percent of our outstanding securities of any class. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York will pass upon certain legal matters relating to the exchange offers and consent solicitations for the Dealer Managers.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation existing under the CBCA. Most of our directors and officers, and most of the experts named in this prospectus supplement, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of PotashCorp Notes, Agrium Notes or Nutrien Notes who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of PotashCorp Notes, Agrium Notes or Nutrien Notes who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the U.S. federal securities laws. We have been advised by our Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a United States court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Blake, Cassels & Graydon LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the exchange offers.

DOCUMENTS INCORPORATED BY REFERENCE

Under the multijurisdictional disclosure system adopted by the United States and Canada, the SEC and the securities commission or similar authority in each of the provinces of Canada allow us to “incorporate by reference” certain information that we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purpose of the Nutrien Notes offered hereunder. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary at Suite 500, 122 – 1st Avenue South, Saskatoon, Saskatchewan S7K 7G3, (306) 933-8500.

The following documents, filed with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference in, and form an integral part of, the accompanying prospectus:

(a)	the annual information form of Agrium dated February 20, 2018 for the year ended December 31, 2017 (the “Agrium AIF”);

(b)	the annual information form of PotashCorp dated February 20, 2018 for the year ended December 31, 2017 (the “PotashCorp AIF”);

(c)	our audited annual consolidated financial statements, consisting of our balance sheet as at December 31, 2017 and our statement of loss and comprehensive loss and shareholders’ deficit for the period from our incorporation on June 2, 2017 to December 31, 2017, together with the notes thereto and the report of our joint independent auditors thereon (the “Nutrien Financial Statements”);

(d)	the audited annual consolidated financial statements of Agrium, consisting of its consolidated balance sheets as at December 31, 2017 and December 31, 2016 and its consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for each of the years then ended, together with the notes thereto and the reports of its independent registered public accounting firm thereon (the “Agrium Financial Statements”);

(e)	the management’s discussion and analysis of operations and financial condition of Agrium for the fiscal year ended December 31, 2017 (the “Agrium MD&A”);

(f)	the audited annual consolidated financial statements of PotashCorp, consisting of its consolidated statements of financial position as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2017, together with the notes thereto and the reports of its independent registered public accounting firm thereon (the “PotashCorp Financial Statements”);

(g)	the management’s discussion and analysis of operations and financial condition of PotashCorp for the fiscal year ended December 31, 2017 (the “PotashCorp MD&A”);

(h)	our material change report dated January 2, 2018 relating to the Arrangement;

(i)	the material change report of Agrium dated January 2, 2018 relating to the Arrangement;

(j)	the material change report of PotashCorp dated January 2, 2018 relating to the Arrangement;

(k)	our business acquisition report dated February 20, 2018 relating to the Arrangement (the “Nutrien BAR”);

(l)	the management proxy circular of Agrium dated March 10, 2017 relating to the annual meeting of Agrium shareholders held on May 2, 2017; and

(m)	the management proxy circular of PotashCorp dated February 20, 2017 relating to the annual meeting of PotashCorp shareholders held on May 9, 2017.

Readers should review the cautionary notes regarding forward-looking statements contained in the documents incorporated by reference in the accompanying prospectus in relation to forward-looking statements made in such documents.

Any documents of the type required by National Instrument 44-101—Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus or otherwise referred to above, including any material change reports (excluding material change reports filed on a confidential basis), comparative interim financial reports, comparative annual financial statements and the auditors’ report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports, filed by us with securities commissions or similar authorities in Canada subsequent to the date of this prospectus supplement and prior to the Expiration Time shall be deemed to be incorporated by reference into the accompanying prospectus for the purpose of the exchange offers and consent solicitations.

Any statement contained in this prospectus supplement and the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein for purposes of the exchange offers and consent solicitations shall be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained herein, therein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or therein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary in order to make a statement in the light of the circumstances under which it was made, not misleading. Any statement so modified or superseded is not be deemed to constitute a part of this prospectus supplement or the accompanying prospectus except as so modified or superseded.

EXPERTS

The Nutrien Financial Statements as at December 31, 2017 and for the period from June 2, 2017 to December 31, 2017 have been audited by KPMG LLP and Deloitte LLP. The Agrium Financial Statements as at and for each of the years in the two-year period ended December 31, 2017 have been audited by KPMG LLP. The PotashCorp Financial Statements as at and for each of the years in the three-year period ended December 31, 2017 have been audited by Deloitte LLP.

As of the date of this prospectus supplement, KPMG LLP have confirmed that they are independent with respect to Nutrien and Agrium within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to Nutrien and Agrium under all relevant U.S. professional and regulatory standards.

Deloitte LLP is independent of Nutrien and PotashCorp in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Saskatchewan and in accordance with the applicable rules and regulations of the SEC and Public Company Accounting Oversight Board.

A. Dave Mackintosh, P. Geo., of ADM Consulting Limited, and Michael Ryan Bartsch, P.Eng. and Dennis William Aldo Grimm P.Eng., both employees of Agrium, each prepared certain sections of the technical report entitled “National Instrument 43-101 Technical Report on Vanscoy Potash Operations” with an effective date of October 31, 2014 on behalf of Nutrien. Craig Funk, P. Eng., P. Geo., an employee of Nutrien, prepared, on behalf of Nutrien, the technical reports entitled (i) “National Instrument 43-101 Technical Report on Lanigan Potash Deposit (KLSA 001B), Saskatchewan, Canada” with an effective date of December 31, 2017, (ii) “National Instrument 43-101 Technical Report on Rocanville Potash Deposit (KLSA 002B and KL 249), Saskatchewan, Canada” with an effective date of December 31, 2017, (iii) “National Instrument 43-101 Technical Report on Cory Potash Deposit (KL 103B), Saskatchewan, Canada” with an effective date of December 31, 2017, and (iv) “National Instrument 43-101 Technical Report on Allan Potash Deposit (KL 112R A), Saskatchewan, Canada” with an effective date of December 31, 2017. As of the date of this prospectus supplement, A. Dave Mackintosh, P.Geo., ADM Consulting Limited and the partners, employees and consultants of ADM Consulting Limited, did not hold any registered or beneficial interests, directly or indirectly, in the securities or other property of Nutrien or its associates or affiliates. Each of Michael Ryan Bartsch, P.Eng. and Dennis William Aldo Grimm P.Eng., each an employee of Agrium, and Craig Funk, P. Eng., P. Geo., an employee of Nutrien, holds beneficially, directly or indirectly, less than one percent of any class of Nutrien’s securities.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-10 relating to the offering of the Nutrien Notes. This prospectus supplement, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus supplement or in the accompanying prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, prospective investors should refer to the exhibits to the registration statement for a more complete description of the document involved. Each such statement is qualified in its entirety by such reference.

We file annual and quarterly financial information and material change reports and other material with the SEC and with the securities commission or similar regulatory authority in each of the provinces of Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. You may read and copy any document that we have filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room. You may read and download some of the documents we have filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. You may read and download any public document that we have filed with the securities commission or similar regulatory authority in each of the provinces of Canada at www.sedar.com.

Base Shelf Prospectus

SHORT FORM BASE SHELF PROSPECTUS

New Issue	March 12, 2018

NUTRIEN LTD.

U.S.$11,000,000,000

Common Shares

Preferred Shares

Subscription Receipts

Debt Securities

Share Purchase Contracts

Units

We may from time to time offer and issue to the public in one or more series or issuances our common shares (“Common Shares”), our preferred shares (“Preferred Shares”), our subscription receipts (“Subscription Receipts”), one or more series of our unsecured debt securities consisting of debentures, notes or other unsecured evidence of indebtedness (“Debt Securities”), Share Purchase Contracts (as defined herein), and/or our units comprised of one or more of the other securities described in this prospectus in any combination (“Units” and, together with the Common Shares, Preferred Shares, Subscription Receipts, Debt Securities and Share Purchase Contracts, the “Securities”) in an aggregate initial offering price of up to U.S.$11,000,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the issuance) during the 25-month period that this prospectus, including any amendments hereto, remains valid. Securities may be offered and sold in Canada and/or the United States and elsewhere permitted by applicable laws. The aggregate initial offering price shall be calculated, in the case of interest bearing Debt Securities, on the basis of the principal amount of Debt Securities issued, and, in the case of non-interest bearing Debt Securities, on the basis of the gross proceeds received by us.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

We are permitted, under a multi-jurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. The financial statements of Agrium Inc. (“Agrium”) and Potash Corporation of Saskatchewan Inc. (“PotashCorp”) included or incorporated by reference in this prospectus have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and they are subject to Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). The financial statements of Nutrien included or incorporated by reference in this prospectus have been prepared in accordance with IFRS and are subject to Canadian generally accepted auditing standards. As a result, they may not be comparable to the financial statements of U.S. companies.

You should be aware that the purchase of the Securities may have tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in this prospectus and any applicable prospectus supplement and consult with your tax advisor.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, most of our officers and directors and most of the experts named in this prospectus are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States.

Securities may be offered separately or together, in amounts, at prices and on such terms and conditions as may be determined from time to time depending upon our financing requirements, prevailing market conditions and other factors. The specific terms of any Securities offered will be described in one or more prospectus supplements, which will accompany this prospectus. We may also include in a prospectus supplement specific terms pertaining to Securities which are not within the options and parameters set forth in this prospectus.

All shelf information permitted under applicable law to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus, such delivery to be effected in the case of U.S. purchasers through the filing of such prospectus supplement or prospectus supplements with the U.S. Securities and Exchange Commission (the “SEC”). Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

We may sell Securities to or through underwriters or dealers purchasing as principals, and may also issue or sell Securities to one or more purchasers directly, in accordance with applicable securities laws, or through agents. See “Plan of Distribution”. The applicable prospectus supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by us in connection with the offering and sale of the Securities, and will set forth the specific terms of the offering of Securities, including the method of distribution of such Securities, the proceeds to us and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

Unless otherwise specified in the applicable prospectus supplement, each series or issue of Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts or Units will be a new issue of such securities with no established trading market. Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers, in which case the compensation payable to any underwriter, dealer or agent in connection with any such sale will be increased or decreased by the amount, if any, by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriter, dealer or agent to us and the price at which Securities will be offered and sold may vary as between purchasers and during the distribution period.

Subject to applicable laws, in connection with any offering of Securities, the underwriters, dealers or agents may over allot or effect transactions intended to fix or stabilize the market price of such Securities at a level above that which might otherwise prevail in the open market. Such transactions may be commenced or interrupted at any time during the distribution. See “Plan of Distribution”.

Our Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”) under the symbol “NTR”. On March 9, 2018, the last trading day before the date of this prospectus, the closing price of the Common Shares on the TSX was Cdn.$66.79 per Common Share, and the closing price of the Common Shares on the NYSE was U.S.$52.25 per Common Share. Unless otherwise specified in the applicable prospectus supplement, the Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts and Units will not be listed on any securities or stock exchange.

There is no market through which these securities may be sold and purchasers may not be able to resell such securities purchased under this prospectus and the applicable prospectus supplement. This may affect the pricing of the Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts and Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts and Units and the extent of applicable regulation. See “Risk Factors”.

Investing in the Securities offered by this prospectus involves risks that are described in the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections in this prospectus.

Each of Maura J. Clark, John W. Estey, David C. Everitt and Consuelo E. Madere, who are directors of Nutrien Ltd., resides outside of Canada and each of these directors has appointed the following agent for service of process:

Name of Person	Name and Address of Agent
Maura J. Clark	Nutrien Ltd., Suite 500, 122 – 1st Avenue South, Saskatoon, Saskatchewan S7K 7G3
John W. Estey	Nutrien Ltd., Suite 500, 122 – 1st Avenue South, Saskatoon, Saskatchewan S7K 7G3
David C. Everitt	Nutrien Ltd., Suite 500, 122 – 1st Avenue South, Saskatoon, Saskatchewan S7K 7G3
Consuelo E. Madere	Nutrien Ltd., Suite 500, 122 – 1st Avenue South, Saskatoon, Saskatchewan S7K 7G3

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

Our registered head office is located at Suite 500, 122 – 1st Avenue South, Saskatoon, Saskatchewan S7K 7G3, with corporate offices at 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8 and Suite 500, 122 – 1st Avenue South, Saskatoon, Saskatchewan S7K 7G3.

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IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS

Except as set forth under “Description of Debt Securities” and unless otherwise stated or the context otherwise requires, all references in this prospectus and in any prospectus supplement to “Nutrien”, “we”, “us” or “our” mean Nutrien Ltd. and its subsidiaries, any partnerships of which Nutrien Ltd. and any of its subsidiaries are the partners, and our significant equity investments and joint ventures.

Effective January 1, 2018, pursuant to the merger of equals transaction (the “Arrangement”) contemplated by the arrangement agreement dated as of September 11, 2016 (the “Arrangement Agreement”) between Agrium and PotashCorp, Agrium and PotashCorp became indirect, wholly-owned subsidiaries of Nutrien pursuant to a plan of arrangement under the Canada Business Corporations Act (“CBCA”). Nutrien is a corporation organized under the CBCA on June 2, 2017 for the sole purpose of participating in the Arrangement. Prior to completion of the Arrangement, Nutrien did not conduct any business activities other than those required for its formation and matters contemplated by the Arrangement Agreement.

This prospectus is part of a registration statement on Form F-10 relating to the Securities that we filed with the SEC. Under the registration statement, we may, from time to time, issue or sell any of the Securities described in this prospectus in one or more offerings up to an aggregate initial offering price of U.S.$11,000,000,000. This prospectus provides you with a general description of the Securities that we may offer. Each time we issue or sell Securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering of Securities. The prospectus supplement may also add to, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement. This prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Securities.

The financial statements incorporated by reference in this prospectus have been prepared in accordance with IFRS, which differs from U.S. GAAP. Therefore, such financial statements may not be comparable to financial statements prepared in accordance with U.S. GAAP. The financial statements incorporated by reference in this prospectus are presented in U.S. dollars, which is our presentation and functional currency and, accordingly, unless otherwise specified or the context otherwise requires, all financial information included or incorporated by reference in this prospectus is presented in U.S. dollars.

CAUTIONARY NOTE REGARDING MINERAL RESERVES AND RESOURCES

As permitted by the MJDS, technical disclosure regarding our mineral reserves and resources incorporated by reference in this prospectus (the “Technical Disclosure”) has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Without limiting the foregoing, the Technical Disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserves and resources estimates contained in the Technical Disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the mineral reserve and disclosure requirements of the SEC, and mineral reserves and resources information contained in the Technical Disclosure may not be comparable to similar information disclosed by companies subject to reporting and disclosure requirements under U.S. federal securities laws.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”

and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed by U.S. domestic issuers with the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

CURRENCY REFERENCES; EXCHANGE RATE INFORMATION

In this prospectus, references to “dollars”, “$”, and “U.S.$” are to U.S. dollars, and references to “Cdn.$” are to Canadian dollars. The exchange rate between the Canadian dollar and the U.S. dollar used in this prospectus varies depending on the date and context of the information contained herein.

The following table sets forth (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated, (ii) the average exchange rates during such periods, and (iii) the high and low exchange rates during each period, in each case based on the Bank of Canada daily average exchange rate for U.S. dollars.

	Year Ended December 31,
	2017	2016	2015
Rate at end of period	0.7971	0.7448	0.7225
Average rate for period	0.7708	0.7557	0.7834
High for period	0.8245	0.7977	0.8511
Low for period	0.7276	0.6869	0.7161

On March 9, 2018, the rate of exchange for the Canadian dollar, expressed in U.S. dollars, based on the Bank of Canada daily average exchange rate for U.S. dollars, was Cdn.$1.00 = U.S.$0.7788.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and other information included or incorporated by reference in this prospectus constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws, including provincial securities legislation and the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and Section 27A of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) (collectively, “forward-looking statements”). Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “project”, “forecast”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would” and “could” and other similar expressions. These forward-looking statements include, but are not limited to, references to:

•	our corporate goals and business strategies, including plans for implementing them;

•	integration plans in respect of the Arrangement and other completed and future acquisitions, and any expected synergies therefrom and benefits thereof;

•	continued growth in free cash flow and anticipated returns to our shareholders through dividends;

•	key drivers for our business and industry trends;

•	market outlook, including supply and demand for potash, nitrogen and phosphate and in the fertilizer, sulfur and petrochemical markets, future product and input prices, and other expected economic, legal and business conditions;

•	estimates, forecasts and statements as to management’s expectations with respect to our current and future expansion projects and the impact of such expansion projects on our operations;

•	future capital expenditures and requirements, existing or planned acquisitions, expansion and growth of our business and operations, including the development of new markets and products, and long-term obligations;

•	our ability to meet our capital requirements, including the ability to expand existing sources of financing or to access other sources of financing, and meet debt repayment and future obligations;

•	divestiture of our minority equity interests in Arab Potash Company and Sociedad Química y Minera de Chile S.A.;

•	availability of raw materials;

•	risk mitigation activities;

•	anticipated environmental remediation liabilities, asset retirement obligations and civil liabilities;

•	expected compliance with environmental requirements and associated costs, as well as the installation and timing of emissions reduction technology and impact thereof on our operations; and

•	reserves and resources estimates relating to our potash operations, including mine life estimates, and our ability to sustain projected potash production and achieve expected reductions in cost of production.

Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in this prospectus or in any prospectus supplement or in any document incorporated by reference herein, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. All of the forward-looking statements contained in this prospectus or in any prospectus supplement or in any document incorporated by reference herein, are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions. The key assumptions that have been made in connection with the forward-looking statements are set forth in the relevant documents incorporated by reference herein.

The above items and their possible impact are discussed more fully in the “Risk Factors” section in this prospectus, under the “Risk Factors” headings in the Agrium AIF and the PotashCorp AIF (each as defined herein), and in the relevant parts of the Agrium MD&A and the PotashCorp MD&A (each as defined herein). Consequently, all of the forward-looking statements made in or incorporated by reference in this prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Except as required by law, we undertake no obligation to update or revise forward-looking statements even if circumstances or management’s estimates or opinions should change. Accordingly, investors should not place undue reliance on forward-looking statements.

RISK FACTORS

You should consider carefully the risk factors set forth below and incorporated herein by reference, as well as other information contained in and incorporated by reference in this prospectus and in the applicable prospectus supplement or prospectus supplements before purchasing the Securities offered hereby.

Risks Relating to Our Operations

We may fail to realize anticipated benefits of the Arrangement.

Nutrien’s ability to realize the benefits of the Arrangement will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Nutrien’s ability to realize the anticipated growth opportunities, capital funding opportunities and operating synergies from integrating Agrium’s and PotashCorp’s businesses. The consolidation and integration process is complex, costly and time-consuming and may face significant challenges, including, without limitation:

•	Ongoing diversion of management’s focus and resources from other strategic opportunities and from operational matters during this process;

•	Unanticipated issues in integrating information technology, and other systems, procedures and policies;

•	Differences in business cultures;

•	Retaining key employees;

•	Disruptions to ongoing business and customer relationships.

In connection with obtaining required regulatory approvals for the Arrangement, the competition authorities in India and China required, among other things, PotashCorp’s commitment to divest its minority shareholdings in Arab Potash Company and Sociedad Química y Minera de Chile S.A. within a period of 18 months from November 2, 2017. The processes for completing these required dispositions are underway; however, there can be no assurance as to the timing for completing such dispositions, or the terms and conditions, including sale prices, upon which such dispositions will be completed. Failure to complete such dispositions on the terms imposed by the Indian and Chinese competition authorities could have materially adverse consequences.

Our estimates of future demand for our products may prove to be overstated.

We estimate the future level of demand for our products, however, our business is cyclical and many factors may cause actual demand to vary from forecasted levels, including:

•	Weather patterns/conditions — Our Retail customers have limited windows of opportunity to complete required tasks at each stage of the crop production cycle. Should adverse weather occur during these seasonal windows, we could face the possibility of reduced revenue in those seasons, which in some cases will not be recovered in the following season. In addition, we face the significant risk and cost of continuing to carry inventory should our customers’ activities be curtailed during their normal seasons. We must manufacture and distribute product throughout the year in order to meet peak season demand, as well as react quickly to unexpected changes in weather patterns that affect demand.

Weather conditions that delay or intermittently disrupt fieldwork during the planting and growing seasons may cause agricultural customers to use different forms of crop nutrients and crop protection products, which may adversely affect demand for the forms that we sell or may impede farmers from applying our crop nutrients and crop protection products until the following growing season, resulting in lower demand for our products.

Adverse weather conditions following harvest may delay or eliminate opportunities to apply crop nutrients and crop protection products in the fall. Weather can also have an adverse effect on crop yields, which could lower the income of growers and impair their ability to purchase our crop nutrients, crop protection and seed products and services. Our quarterly financial results may vary significantly from one year to the next due to weather-related shifts in planting schedules and purchasing patterns.

•	Future technological innovation — The development of seeds that require less crop nutrients, development of full or partial substitutes for our products or developments in the application of crop nutrients such as improved nutrient use or efficiency through use of precision agriculture, if they occur, could have the potential to adversely affect the demand for our products and results of operations.

•	Deterioration of global market and economic conditions — Some of our customers require access to credit to purchase our products. A lack of available credit to customers in one or more countries, due to this deterioration or for other reasons, could adversely affect demand for crop nutrients. Furthermore, customers may be reluctant to replenish inventories in such conditions. The international market for fertilizers is influenced by such factors as rising incomes in developing countries, the relative value of the U.S. dollar and its impact on the importation of fertilizers, foreign agricultural policies, the existence of, or changes in, import or foreign currency exchange barriers in certain foreign markets and other regulatory policies of foreign governments, as well as the Canadian laws and policies affecting foreign trade and investment.

•	Other factors — Decisions about the number of acres planted, the mix of crops planted and application rates for crop nutrients vary from year to year depending on a number of factors including, among others, crop prices, the level of grain inventory, governmental actions (including agricultural, environmental, fertilizer and biofuel policies), input costs and the level of the crop nutrients remaining in the soil following the previous harvest. Longer-term demand factors include population growth, changes in dietary habits and impacts from climate change.

Any inability to respond to changes in demand in an effective and timely manner could negatively impact our financial performance.

Competitors’ increases in crop nutrient production capacity and supply may outpace world demand.

We are subject to intense price competition from both domestic and foreign sources. Crop nutrients, including potash, nitrogen and phosphate, are global commodities with little or no product differentiation, and customers make their purchasing decisions principally on the basis of delivered price and, to a lesser extent, on customer service and product quality. We compete with a number of domestic and foreign producers, including state-owned and government-subsidized entities.

Historically, selling prices for our products have fluctuated in response to periodic changes in supply and demand conditions. We have identified a number of factors influencing demand — refer to discussion of “Our estimates of future demand for our products may prove to be overstated”. Supply is affected by available capacity and operating rates, raw material costs and availability, government policies and global trade.

Periods of high demand, high capacity utilization and increasing operating margins tend to result in investment in production capacity, which may cause supply to exceed demand and selling prices and capacity utilization to decline. Competitors and potential new entrants in the markets for potash, nitrogen and phosphate have in recent years expanded capacity, begun construction of new capacity, or announced plans to expand capacity or build new facilities. The extent to which current global or local economic and financial conditions, changes in such conditions or other factors may cause delays or cancellation of some of these ongoing or planned projects, or result in the acceleration of existing or new projects, is uncertain. Future growth in demand for our products may not be sufficient to absorb excess industry capacity.

Consolidation in the crop nutrient industry has increased the resources of several of our competitors. Some of these competitors have greater total resources or are state supported, which make them less vulnerable to industry downturns and better positioned to pursue new expansion and development opportunities.

During periods of industry oversupply, our results of operations tend to be affected negatively as the price at which we sell our products typically declines, resulting in possible reduced profit margins, and could include write-downs in the value of our inventory and production assets, and temporary or permanent curtailments of production.

We may fail to maintain high levels of safety and health or prevent or appropriately respond to a major security incident.

The mining, industrial and commercial activities (including related transportation and distribution activities) in which we engage are inherently hazardous, and we have personnel who work or travel in higher risk countries. Failure to prevent or appropriately respond to a safety, health or security incident could result in injuries or fatalities among our employees, contractors or residents in communities near our operations. Such incidents may lead to liabilities arising out of personal injuries or death, operational interruptions and shutdown or abandonment of affected facilities. Preventing or responding to accidents could require us to expend significant managerial time and effort, and financial resources to remediate safety issues, compensate injured parties or repair damaged facilities. Any of the foregoing could have an adverse impact on our financial results and our reputation.

Our information and operations technology systems are subject to cyber security risks.

Cyber security risks include attacks on information technology and infrastructure by hackers, damage or loss of information due to viruses, the unintended disclosure of confidential information, the misuse or loss of control over computer control systems, and breaches (intentional or otherwise). Targeted attacks on our systems (or on systems of third parties that we rely on), failure or non-availability of a key information or operations technology system or a breach in security measures designed to protect our technology systems could result in property damage, theft, misuse, modification and destruction of information, including trade secrets and confidential business information, and cause business disruptions, reputational damage, extensive personal injury and third-party claims, which could negatively impact our operations and our financial performance.

We may be subject to significant events or malicious acts (including terrorism) involving our operations.

Our operations may be subject to an unplanned event that could be significant in scale and negatively impact our financial performance. Such events include, without limitation:

•	The mining process is a complex process subject to certain geological conditions and hazards, including industrial and environmental hazards. For example, the presence of water-bearing strata above and below many underground mines poses the risk of water inflows. It is not uncommon for water inflows of varying degrees to occur in potash mines; however, it is difficult to predict if, when, or to what degree, such inflows could occur. At our Saskatchewan potash mines we have minor water inflows that we actively monitor and manage, as appropriate. Significant inflows at our potash mines could result in increased operational costs, increased risk of personal injury, production delays or stoppages, or the abandonment and closure of a mine. The risk of underground water inflows, as with most other underground risks, is currently not insured. Any of these risks and hazards could negatively affect our safety, our reputation or our financial performance.

•	Similar to other companies with major industrial facilities, our facilities may be targets of terrorist activities. Many of these facilities store significant quantities of ammonia and other materials that can be dangerous if mishandled. Our operations may also be impacted by catastrophic events (such as severe weather or extreme product transportation/storage mishaps) or be targets of cyber security attacks (or other intentional acts of destruction). As a result, our facilities, or those of third parties on which we rely, could be damaged or destroyed, or employees, contractors and the public could suffer serious physical injury. Any disruption of our ability to produce or distribute our products could result in a significant decrease in revenues and significant additional costs to replace, repair or insure our assets.

•	We hold numerous environmental, mining and other governmental permits and approvals authorizing operations at each of our facilities. Continuation and/or expansion of our operations is dependent upon renewing or securing the necessary environmental or other permits or approvals. A decision by a government agency to deny or delay issuing a new or renewed material permit or approval, or to revoke or substantially modify an existing permit or approval, could materially adversely affect our ability to continue operations at the affected facility.

•	A significant portion of our workforce is unionized or otherwise governed by collective bargaining or similar agreements. We are therefore subject to the possibility of organized labor disruptions. Adverse labor relations or contract negotiations that do not result in an agreement could result in strikes, slowdowns or impose additional costs to resolve these disputes. These disruptions may negatively impact our ability to produce or sell our products. These disruptions may also impact our ability to recruit and retain personnel and could negatively affect our financial performance.

We may incur costs related to new or revised regulatory requirements.

We are subject to numerous federal, state, provincial and local environmental and health and safety laws and regulations, including laws and regulations relating to land, water and raw material use and management; the emission of contaminants to the air or water; land reclamation; the generation, treatment, storage, transportation, disposal and handling of hazardous substances and wastes; the clean-up of hazardous substance releases; and the demolition of existing plant sites upon permanent closure. Specifically, our mining and manufacturing processes release carbon dioxide and other greenhouse gases (“GHGs”) and consume energy generated by processes that result in GHG emissions.

We incur significant costs and associated liabilities in connection with these laws and regulations. There are substantial uncertainties as to the nature and timing of any future regulations with many of the laws and regulations becoming increasingly stringent, and the cost of compliance can be expected to increase over time. New or revised laws or regulations may result from pressure on law makers and regulators to address climate change, transition to a low-carbon economy or to address concerns related to fertilizer and food prices, accidents, terrorism or transportation of potentially hazardous substances. Increased or more stringent regulations, if enacted, could impact our ability to produce certain products, increase our raw material, energy, transportation, and compliance costs, reduce our efficiency, require us to make capital improvements to our facilities and have a negative effect on our customer satisfaction, reputation and financial performance.

We may fail to realize anticipated benefits of completed or future acquisitions, strategic dispositions or internal re-organizations.

When we undertake any strategic initiatives our ability to achieve the expected returns and other benefits will be affected by our degree of preparedness and ability to execute. With respect to acquisitions, we are dependent upon our ability to successfully consolidate functions and integrate operations, technology, procedures and personnel in a timely and efficient manner. The integration of acquired assets and operations requires the dedication of management effort, time and resources, which may divert management’s focus and resources from other strategic opportunities or operational matters during the process. The integration process may result in the disruption of our existing business and customer relationships that may adversely affect our ability to achieve the anticipated benefits, and may negatively affect our financial performance.

We also continue to evaluate the potential disposition of assets and operations that may no longer help us meet our objectives. When we decide to sell assets or operations, we may encounter difficulty in finding buyers or executing alternative exit strategies on acceptable terms or in a timely manner, which could delay the accomplishment of our strategic objectives.

We may experience increases in the price of or be unable to source required raw materials and energy.

Changes in the price of raw materials required to produce our products could have a material impact on our business. The price of our raw materials can fluctuate widely for a variety of reasons, including changes in availability because of additional capacity or limited availability due to curtailments or other operating problems. Other external factors beyond our control can also cause volatility in raw materials prices, including, without limitation, general economic conditions, the level of business activity in the industries that use our products, competitors’ actions, international events and circumstances and governmental regulation in the United States and abroad. Because most of our products are commodities or derived from commodities, there can be no assurance that we will be able to recover increases in the price of such raw materials through an increase in the price of our related crop nutrient products. Conversely, when the market prices for these raw materials plunge rapidly, the selling prices for related crop nutrients can fall more rapidly than we are able to consume our raw material inventory that we purchased or committed to purchase at higher prices. As a result, our costs may not fall as rapidly as the selling prices of our products. Until we are able to consume the higher priced raw materials, our gross margins and profitability may be adversely affected.

Natural gas is the principal raw material used to manufacture nitrogen. Natural gas is utilized as both a chemical feedstock and energy to produce anhydrous ammonia, a key input in the production of our upgraded nitrogen products and in the production of our concentrated phosphate products. Natural gas is also a significant energy source used in the potash mining and milling process.

North American natural gas prices are subject to price volatility and can be affected by weather conditions or weather forecasts, among other factors. An increase in the price of natural gas increases our nitrogen cost of production, and may negatively impact nitrogen margins for our North American nitrogen sales. Higher production costs may be partially or fully reflected in higher domestic and international product prices, but these conditions do not always prevail.

In addition, the price for natural gas in North America can vary significantly compared to the price for natural gas in Europe and Asia. Significantly lower natural gas prices in Europe and/or Asia would give our competitors in Europe and Asia a competitive advantage, which could, in turn, decrease international and domestic product prices and reduce our margins. Furthermore, in North America natural gas prices have declined and remained at relatively lower levels over the past several years in response to increased supply from the development of production from shale gas formations. Future production of natural gas from shale gas formations could be reduced by regulatory changes that restrict drilling or increase its costs for other reasons. If this were to occur, natural gas prices could rise. If high prices were to occur during a period of low crop input selling prices, it could adversely affect our results of operations.

There is also a risk to production at various of our facilities due to concerns over the availability of natural gas supplies. Nitrogen facilities in Argentina, Egypt and Trinidad have all experienced supply strains or curtailments. Continued or increased natural gas shortages may result in reduced production available for sale and higher production costs per tonne. In Trinidad, all our gas supply contracts expire at the end of 2018 such that future supply will be based on new agreements regarding volume and price. Failure to secure a long-term gas supply on a cost-effective basis could adversely affect our Trinidad operations.

We may be adversely affected by changing antitrust laws or trade agreements and regulations to which we are subject.

We are subject to antitrust laws in various countries throughout the world. A significant portion of our business activities are conducted in countries under existing trade agreements and regulations. Changes in antitrust laws, trade agreements or regulations, or in their interpretation, administration or enforcement, may limit our operations or the operations of Canpotex, and could negatively impact opportunities for future acquisitions or organic growth. Increases in crop nutrient prices have in the past resulted in increased scrutiny of the crop nutrient industry under antitrust and competition laws, and any such increases could increase the risk that these laws could be interpreted, administered or enforced in a manner that is adverse to our interests.

An inability to attract, develop, engage and retain skilled employees could negatively affect our performance.

Sustaining and growing our business depends on the recruitment, development, engagement and retention of qualified and motivated employees. Although we strive to be an employer of choice, competition for skilled employees in certain geographical areas in which we operate can be significant and we may not be successful in attracting, developing or retaining such skilled employees. In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. An inability to attract, develop, engage or retain quality employees could result in decreased productivity, reliability, efficiency and safety performance, higher costs and reputational harm. It could also negatively impact our ability to take on new projects and sustain operations, which might negatively affect our operations or our ability to grow.

We may be unable to access sufficient, cost-effective and timely transportation, distribution and storage of our products.

We rely on railroad, trucking, pipeline and other transportation service providers to transport raw materials to our manufacturing facilities, to coordinate and deliver finished products to our storage and distribution system and our Retail centers and to ship finished products to our customers. Accessing sufficient, cost effective, timely and dependable transportation and port storage and other distribution facilities is important in allowing us and any export, sales and marketing companies, to supply customers near our operating facilities and around the world. Our (or the third parties upon which we rely) ability to provide sufficient, cost-effective and timely transportation and storage of product may be challenged due to labor disputes, system failures, accidents such as spills or derailments, delays, adverse weather or other environmental events, adverse operating conditions (including aging transportation infrastructure, railroad capacity constraints, changes to rail or ocean freight systems), swings in demand for our products, increased shipping demand for other products, adverse economic conditions, a change in our export, sales or marketing company relationships, or otherwise. This could result in delays and increased costs, lost revenue and reputational damage with our customers.

Canpotex may be dissolved or its ability to operate impaired.

Canpotex is the offshore marketing, transportation and distribution company we rely on to deliver our potash to customers outside North America. Unexpected changes in laws or regulations, market or economic conditions, our (or our venture partner’s) business, or otherwise could threaten the existence or effectiveness of Canpotex. A trusted potash brand could be lost and our access to key offshore markets negatively impacted resulting in a less efficient logistics system, decreased sales, higher costs or lower net earnings from offshore sales.

We may fail to protect the environment.

Environmental incidents, including uncontrolled tailings, gypsum stack or other containment breaches, significant subsidence from mining activities, significant release of hazardous and other regulated materials, and transportation accidents such as spills and derailments may occur. Failure to prevent a significant environmental incident can be harmful to our employees, contractors, and communities in which we operate and impact the biodiversity, water resources and related ecosystems near our operations. Such incidents could also adversely impact our operations, financial performance or reputation.

We may fail to gain the support of our stakeholders for our business plans.

Underperformance due to weak market fundamentals or business issues, inadequate communication, engagement and/or collaboration with our stakeholders or dissatisfaction with our practices or strategic direction may lead to a lack of support for our business plans. Loss of stakeholder confidence may impair our ability to execute on our business plans and attract capital, and may also lead to reputational and financial losses, or shareholder action.

Our international operations and investments may be affected by different political and regulatory environments.

We are a global business with significant operations and investments in countries outside of Canada and the United States. We have operations in a number of South American and European countries and Australia, a nitrogen production facility in Trinidad, and business investments in Egypt, Chile, Jordan, and China, and we source phosphate rock from Morocco. In connection with the Arrangement, we have committed to divest the minority shareholdings in Chile and Jordan within 18 months of November 2, 2017.

As a result, we are subject to numerous risks and uncertainties relating to international sales and operations, including: difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations; abrupt or unexpected changes in regulatory environments; increased government regulation of the economy and/or state ownership of enterprises; forced divestures or changes to or nullification of existing agreements, mining permits or leases; political and economic instability, including the possibility for civil unrest, inflation and adverse economic conditions resulting from governmental attempts to reduce inflation, such as imposition of higher interest rates and wage and price controls; nationalization of properties or assets by foreign governments; the imposition of tariffs, exchange controls, trade barriers or other restrictions; restrictions on monetary distributions; and currency exchange rate fluctuations between the U.S. dollar and foreign currencies.

The occurrence of any of the above in the countries in which we operate or elsewhere could jeopardize or limit our ability to transact business and could adversely affect our revenue and operating results and the value of our assets located in such countries.

Non-operated investments may be affected by decisions of third parties.

We hold a minority ownership interest in certain companies, and participate in various joint ventures. The operations and results of these investments are significant to us, and their operations can affect our earnings. Because we do not control these companies and our joint venture partners share a measure of control, we cannot ensure that these entities will:

•	operate efficiently;

•	pay dividends;

•	manage their businesses consistent with our business interests, goals, policies or objectives;

•	not subject the joint venture to liabilities exceeding those contemplated;

•	not take actions that harm our reputation or restrict our ability to run our business.

In addition, we may become involved in disputes with our joint venture partners, which could lead to impasses or situations that could harm the joint venture. As a result, these companies may contribute less than anticipated to our earnings and cash flow negatively impacting our operations or cause harm to our reputation.

Our opportunities to strategically reinvest available capital may be limited.

We regularly evaluate all strategic opportunities. We may seek to grow through acquisitions of assets or entities, or interests in other entities. We may also consider other growth opportunities such as strategic alliances, evaluation of new products and technologies, or expansion into new markets that complement and extend our portfolio of businesses and capabilities and generate returns that exceed our cost of capital on a risk-adjusted basis.

Various factors may limit our investment opportunities including geopolitical, market or other reasons. Such restrictions could negatively affect our competitive position and our future growth.

We may be unable to access capital on a cost-effective or timely basis.

We rely on access to debt capital markets to finance our day-to-day and long-term operations. Access to and cost of capital may be affected by factors not specific to our company such as adverse conditions in the credit markets, general and industry-specific market and economic conditions and interest rate fluctuations. Our access to capital will also be dependent on our credit ratings which are determined by, among other things, the level and quality of our earnings, our ability to generate cash flows, or restrictions on our ability to repatriate cash offshore. A credit-rating downgrade could potentially limit our access to private and public credit markets and increase the costs of borrowing under our existing credit facilities. A downgrade could also limit our access to short-term debt markets and increase the cost of borrowing in the short-term and long-term debt markets. Inability to access capital on a cost-effective basis may result in a loss of liquidity, an increase in the cost of capital or inability to execute on value-added transactions requiring significant capital.

We may incur losses due to exposure to various market factors.

We are exposed to financial risks that may result from changes in various market factors including:

•	Commodity price risk — We carry our inventories at the lower of cost on a weighted average basis and net realizable value. In periods when the market prices for our products are falling rapidly in response to falling market prices for raw materials, it is possible that we could be required to write down the value of our inventories. Changes in commodity prices may also represent an indicator of impairment. Our long-lived and intangible assets are assessed at the end of each reporting period for impairment indicators and when such indicators exist, impairment testing is performed to determine the recoverable value of assets. Changes in market conditions or industry structures, commodity prices, tax rates, technical operating difficulties, inability to recover our mineral reserves or increased operating cost levels relative to lower cost facilities could represent impairment indicators that trigger impairment testing. Significant assumptions in the determination of recoverable value include, but are not limited to: commodity prices, sales volumes, operating and capital expenditures, discount rates, inflation and growth rates, and reserves. We cannot predict if an event that triggers impairment will occur, when it will occur or how it will affect reported asset amounts. Impairment charges could be significant and could materially adversely affect our financial performance in the periods in which they are recorded.

•	Financial instrument risk — We seek to manage a portion of the risks relating to changes in commodity prices and foreign currency exchange rates using derivative instruments; however, such instruments may be ineffective in fully mitigating such risks. Our business, financial condition, results of operations and cash flows could be adversely affected by changes involving commodity price volatility, adverse correlation of commodity prices, or market liquidity issues.

•	Currency risk — Currency risk arises from the revaluation of monetary foreign assets and liabilities in conjunction with currency volatility. Foreign monetary asset and liability balances comprise primarily intercompany loans and external short-term debt. A significant shift in the value of the Canadian dollar and/or Australian dollar against the U.S. dollar could impact reported earnings. Additional currency risk stems from the translation of foreign subsidiary income statements to U.S. dollars for consolidation at the Nutrien level.

•	Interest rate risk — We may be exposed to fluctuations in interest rates as a result of the use of floating rate debt, floating rate credit facilities and commercial paper. An increase in interest rates could increase our net interest expense and negatively impact our financial results. Additionally, we are exposed to changes in interest rates upon the refinancing of maturing long-term debt and anticipated future financing needs at prevailing interest rates.

We are exposed to counterparty risk.

We are exposed to the risks associated with counterparty performance, including credit risk and performance risk. We may experience material financial losses in the event of customer payment default for our products and/or financial derivative transactions. Our liquidity may also be adversely impacted if any lender under our existing credit facilities is unable to fund its commitment.

Our advantaged cost position may be impaired.

As we take steps to further improve our cost position, various factors such as labor costs, failure to achieve technological improvements, operational inefficiencies, currency fluctuations, tax and regulatory costs, and water inflow control and other environmental costs may impact our ability to maintain our low-cost position and adversely affect our financial performance.

We may allocate our capital in an inefficient manner.

Challenges may arise in the capital allocation process due to changing market conditions and our ability to anticipate and incorporate such changes in our decision-making process. Inefficiencies in the capital allocation process or decisions that are not consistent with strategic priorities or that do not properly assess risk may also lead to inefficient deployment of capital. Failure to allocate capital in an efficient manner may lead to reduced returns on capital invested, operational inefficiencies, damage to our reputation and access to capital becoming more limited.

We may be unable to successfully execute our internal projects.

We have undertaken and continue to undertake various projects including capital and business process improvement /transformation projects. These projects involve risks, including (but not limited to) difficult environmental conditions, poor project prioritization and capital allocation, factors negatively impacting costs (such as escalating costs of labor and materials, unavailability and underperformance of skilled personnel, suppliers of materials or technology and other third parties we retain, design flaws or operational issues, poor project management oversight) or poor transition through project stages. Any of the foregoing risks could impair our ability to realize the benefits we had anticipated from the projects and negatively impact our financial performance.

We are subject to legal proceedings, the outcome of which may affect our business.

We are, and may in the future be, involved in legal and regulatory proceedings. These proceedings include matters arising from our activities or activities of predecessor companies. The outcome of these matters may be difficult to assess or quantify, and such matters may not be resolved in our favor. Such matters could result in unfavorable outcomes, including fines, sanctions and monetary damages against us or our directors, officers or employees. The defense of such matters may also be costly and time consuming, and could divert the attention of management and key personnel from our operations. We may also be subject to adverse publicity associated with such matters, regardless of whether such allegations are valid or whether we are ultimately found liable.

Violations of our governance and compliance policies may occur.

We operate in a global environment that encompasses multiple jurisdictions and complex regulatory frameworks. Our governance and compliance processes, which include the review of internal controls over financial reporting and specific internal controls in relation to offers of things of value to government officials and representatives of state-owned enterprises, may not prevent potential violations of law, accounting or governance practice. Our Code of Ethics, together with our mandatory policies, such as our anti-corruption and anti-fraud policies, may not prevent instances of fraudulent behavior and dishonesty nor guarantee compliance with legal or regulatory requirements. This may lead to regulatory fines, disgorgement of profits, litigation, loss of operating licenses or reputational damage.

Our insurance coverage may not adequately cover our losses.

Our operations are subject to risks inherent in the mining, manufacturing, transportation, storage and distribution of chemical fertilizers, including ammonia, which is highly toxic and corrosive. These risks include:

•	water inflows;

•	explosions;

•	fires;

•	severe weather and natural disasters;

•	train derailments, collisions, vessel groundings and other transportation and maritime incidents;

•	leaks and ruptures involving storage tanks, pipelines and railcars;

•	spills, discharges and releases of toxic or hazardous substances or gases;

•	deliberate sabotage and terrorist incidents;

•	mechanical failures;

•	unscheduled downtime;

•	labour difficulties; and

•	other similar risks.

Some of these hazards can cause bodily injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties and liabilities.

We maintain property, business interruption, casualty and liability insurance policies, but we are not fully insured against all potential hazards and risks pertaining to our business. As a result, we may incur significant liability for which we are not fully insured. We are subject to various self-retentions, deductibles and limits under these insurance policies. The policies also contain exclusions and conditions that could have a material adverse impact on our ability to receive indemnification thereunder. Our policies are generally renewed annually. As a result of market conditions, our premiums, self-retentions and deductibles for certain insurance policies can increase substantially and, in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. In addition, significantly increased costs could lead us to decide to reduce, or possibly eliminate, coverage.

Future climate change could adversely affect us.

The prospective impact of potential climate change on our operations and those of our customers and farmers remains uncertain. Some scientists have suggested that the impacts of climate change could include changes in rainfall patterns, water shortages, changing sea levels, changing storm patterns and intensities, and changing temperature levels and that these changes could be severe. These impacts could vary by geographic location.

See discussions under “Our estimates of future demand for our products may prove to be overstated”, “We may be subject to significant events or malicious acts (including terrorism) involving our operations” and “We may incur costs related to new or revised regulatory requirements” for further consideration of the potential impacts of climate-related events on demand, on our operations and on the regulatory environment we operate within.

Our reported mineral reserves and mineral resources are only estimates.

Our reported mineral reserves and mineral resources are only estimates. The estimated mineral reserves and mineral resources may not be recovered or may not be recovered at the rates estimated. Mineral reserves and mineral resources estimates are based on limited sampling, and, consequently, are uncertain because the samples may not be representative of the actual resources. Mineral reserves and mineral resources estimates may require revision (either up or down) based on actual production experience.

Further, market fluctuations in the price of potash, as well as increased production costs or reduced recovery rates, may render certain mineral reserves and mineral resources uneconomic and may ultimately result in a restatement of estimated resources and/or reserves.

Risks relating to the Securities

The Debt Securities will be structurally subordinated to certain indebtedness of our subsidiaries.

Substantially all of our business activities are conducted by our direct and indirect wholly-owned subsidiaries. The Debt Securities will be obligations exclusively of Nutrien. Our subsidiaries, including Agrium and PotashCorp, will not guarantee the payment of principal of or interest on the Debt Securities. The Debt Securities will, therefore, be structurally subordinated to all existing and future obligations of our subsidiaries as a result of Nutrien being a holding company. In the event of an insolvency, liquidation or other reorganization of any of our subsidiaries, creditors of Nutrien (including the holders of the Debt Securities), as well as shareholders of Nutrien, will have no right to proceed against the assets of such subsidiaries or to cause the liquidation or bankruptcy of the subsidiaries under applicable bankruptcy laws. Creditors of such subsidiaries would be entitled to payment in full from such assets before Nutrien, as a shareholder of such subsidiaries, would be entitled to receive any distribution therefrom. Claims of creditors of such subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of Nutrien, including claims under the Debt Securities, except to the extent that Nutrien may itself be a creditor with recognized claims against the subsidiaries ranking at least pari passu with such other creditors, in which case the claims of Nutrien would still be effectively junior to any mortgage or other liens on the assets of such subsidiaries and would still be effectively subordinate to any mortgage or other liens on the assets of such subsidiaries senior to that held by Nutrien. There are no terms of the Debt Securities that limit the ability of our subsidiaries to incur additional indebtedness.

The decision to pay dividends and the amount of such dividends is subject to the discretion of our board of directors based on numerous factors and may vary from time to time.

The declaration, amount and date of payment of any dividends will be determined by the board of directors of Nutrien from time to time and will be subject to, among other things, legal restrictions, earnings, cash flows, financial requirements, financial covenants and other conditions.

The amount of cash available to Nutrien to pay dividends, if any, may vary significantly from period to period for a number of reasons, including, among other things: our operational and financial performance; fluctuations in prices for our products and raw materials and natural gas utilized in the production thereof; the amount of cash required or retained for debt service or repayment; amounts required to fund capital expenditures and working capital requirements; access to capital markets; foreign currency exchange rates and interest rates; and the other risk factors set forth, or incorporated by reference, in this prospectus.

The board of directors of Nutrien will evaluate any proposed dividend payments against the solvency test requirements of the CBCA. In addition, the level of dividends will be affected by the number of outstanding common shares and other securities that may be entitled to receive cash dividends or other payments. The market value of the Common Shares may deteriorate if Nutrien is unable to meet dividend expectations in the future, and that deterioration could be material.

Our ability to service our indebtedness and to pay dividends on the Common Shares and the Preferred Shares is dependent on the operating cash flow of our subsidiaries.

As a result of Nutrien being a holding company, its operating cash flow and ability to service its indebtedness, including the Debt Securities, or to pay dividends on the Common Shares or the Preferred Shares, is dependent upon the operating cash flow of its subsidiaries and the payment of funds by such subsidiaries to Nutrien in the form of loans, dividends or other payments. Our subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due pursuant to the Debt Securities, the Common Shares or the Preferred Shares or to make any funds available therefor, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to Nutrien by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business and other considerations.

There can be no assurance as to the liquidity of the trading market for the Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts or Units or that a trading market for the Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts or Units will develop.

Prior to the initial offering of Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts or Units, there will be no public market for the Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts or Units, and we may determine not to apply for a listing of such securities on any securities exchange. There can be no assurance that an active trading market for the Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts or Units will develop or be sustained. Unless otherwise specified in the applicable prospectus supplement, there is no market through which the Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts or Units may be sold and purchasers may not be able to resell Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts or Units purchased under this prospectus and the relevant prospectus supplement. This may affect the pricing of the Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts or Units, and the extent of issuer regulation.

The Common Shares may be subject to price and volume fluctuations, and the market price for the Common Shares following an offering may drop below the offering price.

Securities markets experience considerable price and volume volatility, and the market prices of securities of many companies have been subject to wide fluctuations not necessarily indicative of the operating performance, underlying asset values, success or prospects of such companies. The market price of publicly traded stock is affected by many variables, including the strength of the economy generally, commodity prices, the availability and attractiveness of alternative investments and the breadth of the public market for the stock. The effect of these and other factors on the market price of securities on the stock exchanges on which we trade suggests that the trading price of the Common Shares may continue to be volatile. These fluctuations may affect the price of the Common Shares following an offering, and the market price of the Common Shares may drop below the offering price. As a result of this volatility, you may not be able to sell your Common Shares at or above the offering price.

Credit ratings may not reflect all risks of an investment in the Debt Securities or the Preferred Shares and may change.

Credit ratings may not reflect all risks associated with an investment in the Debt Securities or the Preferred Shares. Any credit ratings applied to the Debt Securities or the Preferred Shares are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the Debt Securities or the Preferred Shares and may affect the cost of or terms on which we can issue such securities or obtain alternative financing. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the Debt Securities or the Preferred Shares. There is no assurance that any credit rating assigned to the Debt Securities or the Preferred Shares will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Changes in interest rates may cause the value of the Debt Securities or the Preferred Shares to decline.

Prevailing interest rates will affect the market price or value of the Debt Securities or the Preferred Shares. The market price or value of the Debt Securities or the Preferred Shares may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

In the event that any of the Securities are redeemable, purchasers of such Securities may be adversely impacted.

If any of the Securities are redeemable at our option, as set forth in the applicable prospectus supplement, we may choose to redeem such securities from time to time, in accordance with our rights, including when prevailing interest rates are lower than the rates borne by such Securities. If prevailing rates are lower at the time of redemption, a purchaser may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the Securities being redeemed. Redemption rights may also adversely impact a purchaser’s ability to sell such Securities as the optional redemption date or period approaches.

The Debt Securities may be subject to foreign currency risk.

An investment in Debt Securities that are denominated in a foreign currency may entail significant risks. Such risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets and potential liquidity constraints in the secondary market. Such risks will vary depending on the currency or currencies involved and generally depend on economic and political events over which we have no control. Such risks will be more fully described in the applicable prospectus supplement.

We may issue additional Securities in the future which may dilute the holdings of existing securityholders, including the holder of Securities purchased under this prospectus, or which may have priority over existing securityholders.

We may issue additional Securities, which may dilute the holdings of existing securityholders, including purchasers of Securities under this prospectus. We may also issue Debt Securities that have priority over holders of other Securities with respect to payment in the event of an insolvency or winding up of Nutrien. Securityholders will have no pre-emptive rights in connection with any such further issuances. The board of directors of Nutrien has the discretion to determine the price and terms of any Debt Securities, the designation, rights, privileges, restrictions and conditions attaching to any series of Preferred Shares, and the price and terms of any issuances of Common Shares and Subscription Receipts.

Future exchange controls may affect the availability of a specified foreign currency and our ability to make payments on Securities in a specified foreign currency.

Certain governments have imposed, and may in the future impose, exchange controls which could affect exchange rates as well as the availability of a specified foreign currency at the time of payment of principal of, and premium, if any, or interest on the Securities. Even if there are no actual exchange controls, it is possible that the specified currency for any such security will not be available at such Security’s maturity.

NUTRIEN

Corporate Structure and the Arrangement

Nutrien Ltd. is a corporation organized under the CBCA on June 2, 2017 for the sole purpose of participating in the Arrangement. Nutrien is a reporting issuer in each of the provinces in Canada, a foreign private issuer under the rules and regulations of the SEC and files reports with the SEC under MJDS.

Effective January 1, 2018, pursuant to the Arrangement contemplated by the Arrangement Agreement, Agrium and PotashCorp became indirect, wholly-owned subsidiaries of Nutrien. Immediately following completion of the Arrangement, Nutrien held all of the outstanding shares of Agrium and PotashCorp through Agrium AcquisitionCo ULC and PotashCorp AcquisitionCo ULC, respectively. On February 1, 2018, Agrium amalgamated, through a series of steps, with Agrium AcquisitionCo ULC and is currently a direct wholly-owned subsidiary of Nutrien. Nutrien continues to hold all of the outstanding shares of PotashCorp through PotashCorp AcquisitionCo ULC. Prior to completion of the Arrangement, Nutrien did not conduct any business activities other than those required for its formation and matters contemplated by the Arrangement Agreement.

In connection with the Arrangement, prior to the open of trading on January 2, 2018, the common shares of each of PotashCorp and Agrium were suspended from trading on the TSX and the NYSE and were subsequently delisted. The common shares of Nutrien were listed and commenced trading on the TSX and NYSE under ticker symbol “NTR” on January 2, 2018.

In connection with antitrust approvals necessary for the completion of the Arrangement, effective January 12, 2018, Agrium completed the sale of its (i) Conda, Idaho, phosphate production facility and related assets to Itafos Conda LLC, and (ii) North Bend, Ohio, nitric acid facility and related assets to Trammo Nitrogen Products, Inc., a wholly-owned subsidiary of Trammo Inc. Also, in connection with antitrust approvals necessary for the completion of the Arrangement, PotashCorp (i) divested its minority equity interest in Israel Chemicals Ltd. effective January 23, 2018, and (ii) has committed to divest its minority equity interests in Arab Potash Company and Sociedad Química y Minera de Chile S.A. within 18 months of November 2, 2017.

On the effective date of the Arrangement, the following individuals were appointed to the board of directors of Nutrien: Jochen E. Tilk, Charles (Chuck) V. Magro, Christopher M. Burley, Maura J. Clark, John W. Estey, David C. Everitt, Russell K. Girling, Gerald W. Grandey, Miranda C. Hubbs, Alice D. Laberge, Consuelo E. Madere, Keith G. Martell, A. Anne McLellan, Derek G. Pannell, Aaron W. Regent, and Mayo M. Schmidt. In addition, the following individuals were appointed as executive officers of Nutrien: Jochen E. Tilk, as the Executive Chair; Charles (Chuck) V. Magro, as the President and Chief Executive Officer; Wayne Brownlee, as the Executive Vice President and Chief Financial Officer; Steve J. Douglas, as the Executive Vice President and Chief Integration Officer; Henry (Harry) Deans, as the Executive Vice President and President, Nitrogen; Michael J. Frank, as the Executive Vice President and President, Retail; Kevin Graham, as the Executive Vice President and President, Sales; Susan Jones, as the Executive Vice President and President, Phosphate; Lee Knafelc, as the Executive Vice President and Chief Sustainability Officer; Leslie O’Donoghue, as the Executive Vice President and Chief Strategy and Corporate Development Officer; Joseph Podwika, as the Executive Vice President and Chief Legal Officer; Brent Poohkay, as the Executive Vice President and Chief Information Officer; Raef Sully, as the Executive Vice President and President, Potash; and Mike Webb, as the Executive Vice President and Chief Human Resources Officer.

Business of Nutrien

We are the world’s largest provider of crop inputs and services, producing and marketing the three primary crop nutrients: potash, nitrogen and phosphate. We are the largest producer of potash worldwide by capacity, and the third largest natural resource company in Canada by market capitalization. In 2017, we estimate that combined PotashCorp and Agrium potash operations represented approximately 23% of global potash capacity, nitrogen operations represented 3% of global nitrogen production capacity and phosphate operations represented 4% of global phosphate production capacity. We service our customers through an extensive infrastructure and storage and distribution network, supplied by 30 wholly-owned production facilities. Our diverse and complementary portfolio of high quality potash, nitrogen and phosphate production assets is complemented by our leading global crop inputs retail distribution network.

Our focus on growth begins in our manufacturing facilities and extends to the fields where customers use our products. Our interrelated business units, which operate across the agricultural input value chain are set out below:

1.

Retail: We operate the largest global direct-to-grower agricultural retail operation, with product offerings in seed, crop protection, crop nutrient products, merchandise and agronomic services. As of January 1, 2018, we had approximately 1,500 retail locations across North America, Australia and South America, with over 3,300 crop advisors.

•	The retail market is comprised primarily of sales directly to farm customers, but also includes wholesale sales of crop protection products to other retail operations. Retail operations offer farmers a complete range of seed, liquid and dry fertilizer products, primary crop protection products including herbicides, insecticides, fungicides, specialty nutrition products and biological crop supplement, as well as a range of related services including Echelon™ precision agriculture.

•	We have 1,000 retail locations in North America under the name Crop Production Services (CPS) and Crop Production Services Canada, including approximately 800 branches, which are facilities supporting a specific market area and customer base, and approximately 380 satellites, which are used to position equipment and product to specific markets and customers in support of a branch. In South America, we have 69 retail locations under the names Agroservicios Pampeanos (ASP) and Utilfertil in Argentina, Chile, Uruguay and Brazil. In Australia, we have 191 retail locations under the name Landmark.

2.	Potash: Our potash operations include the mining and processing of potash, which is predominantly used as fertilizer. We own and operate six relatively lower-cost potash operations in Saskatchewan and own one potash operation in New Brunswick (currently kept in care-and-maintenance mode since January 2016), totaling more than 22 million tonnes of annual nameplate capacity. We export potash internationally through our interest in Canpotex Limited — an industry association now owned by Nutrien and The Mosaic Company and tasked with marketing potash sold outside of Canada and the United States.

3.	Nitrogen: Our nitrogen operations involve the production of nitrogen fertilizers and nitrogen feed and industrial products, including ammonia, urea, diesel emission fluid, nitrogen solutions, ammonium nitrate and nitric acid. We are the third largest global nitrogen producer with close to 11 million tonnes of nitrogen product sold annually. We own 15 nitrogen production facilities in Canada, Georgia, Louisiana, Ohio, Washington and Trinidad. We also have significant equity interests in nitrogen facilities in Argentina and Egypt, through our 50% equity interest in Profertil S.A. and 26% equity interest in MISR Fertilizers Production Company S.A.E. Our nitrogen capacity places us among the world’s top three publicly traded nitrogen producers by volume.

4.	Phosphate and Sulfate: Our phosphate operations include the manufacture and sale of solid and liquid phosphate fertilizers, phosphate feed, ammonium sulfate, and industrial acid, which is used in agricultural and industrial processes. We are the second-largest North American phosphate producer with over three million tonnes of phosphate products sold annually. We have phosphate mines and mineral processing plant facilities in Florida and North Carolina. We also have four phosphate feed plants in the United States and one in Canada and produce phosphoric acid at our Geismar, Louisiana facility.

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

The following sets forth the terms and provisions of our existing capital. The particular terms and provisions of the Common Shares and/or Preferred Shares offered by a prospectus supplement and the extent to which these general terms and provisions apply will be described in such prospectus supplement. Our authorized capital consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series. As at March 9, 2018, 641,187,167 Common Shares were issued and outstanding, and no Preferred Shares were outstanding.

Common Shares

Each Common Share entitles the holder to: (i) vote at all meetings of holders of Common Shares (except meetings at which only holders of a specified class or series of shares of Nutrien are entitled to vote as provided in the CBCA) and one vote for each Common Share held on all polls taken at such meetings; (ii) receive, subject to the rights and holders of another class of shares of Nutrien, any dividend declared by the directors of Nutrien from time to time, in their absolute discretion, in accordance with applicable law; and (iii) receive, subject to the rights of holders of another class or series of shares of Nutrien, the remaining property of Nutrien on the liquidation, dissolution or winding up of Nutrien or any other distribution of the assets of Nutrien for the purposes of winding up its affairs, whether voluntary or involuntary. There are no pre-emptive or conversion rights attaching to the Common Shares and the Common Shares are not subject to redemption. All Common Shares currently outstanding and to be outstanding upon exercise of outstanding options and other Securities, as applicable, are, or will be, fully paid and non-assessable.

Our by-laws provide for certain rights of holders of our Common Shares in accordance with the provisions of the CBCA. Such by-laws may be amended either by a majority vote of the holders of Common Shares or by a majority vote of the board of directors. Any amendment of the by-laws by action of the board of directors must be submitted to the next meeting of our shareholders whereupon the by-law amendment must be confirmed, confirmed as amended or rejected by a majority vote of the shareholders voting on such matter.

The particular terms of each issue of Common Shares, including the number of Common Shares being offered and the price at which the Common Shares will be offered or the manner in which the offering price will be determined (in the event the offering is a non-fixed price distribution), will be described in the related prospectus supplement.

Preferred Shares

Preferred Shares may be issued at any time and from time to time in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by the board of directors of Nutrien. Subject to the CBCA, the board of directors of Nutrien may fix, before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to each series of Preferred Shares.

The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of property in the event of the liquidation, dissolution or winding-up of Nutrien or any other distribution of assets of Nutrien for the purposes of winding up its affairs, whether voluntary or involuntary, rank on a parity with the Preferred Shares of every other series and shall be entitled to preference over the Common Shares and any other shares ranking junior to the Preferred Shares with respect to the payment of dividends and the distribution of property in the event of the liquidation, dissolution or winding-up of Nutrien, whether voluntary or involuntary, and may also be given such other preferences over the Common Shares and any other shares of Nutrien ranking junior to the Preferred Shares as may be determined by the board of directors.

The holders of the Preferred Shares shall not be entitled (except as specifically provided in the rights, privileges, restrictions and conditions attaching to any series of Preferred Shares and except as provided in the CBCA) to receive notice of or attend any meeting of the holders of Common Shares or to vote at any such meeting for any purpose.

The provisions attaching to the Preferred Shares as a class may be added to, changed or removed, and the board of directors of Nutrien may create shares ranking prior to the Preferred Shares, only with the approval of the holders of the Preferred Shares as a class, any such approval to be given by the holders of not less than 66-2/3 percent of the Preferred Shares in writing by the registered holders or by resolution at a meeting of such holders.

The specific terms of a series of Preferred Shares will be described in the related prospectus supplement and will supplement and, if applicable, may modify or replace the general terms described in this section. Thus, the statements made in this section may not apply to a particular series of Preferred Shares.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

This section describes the general terms that will apply to any Subscription Receipts that may be offered by us pursuant to this prospectus. We may issue Subscription Receipts that entitle the holder to receive, upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Preferred Shares, Debt Securities or Share Purchase Contracts. Subscription Receipts may be offered separately or together with other Securities. The Subscription Receipts will be issued under a subscription receipt agreement.

The applicable prospectus supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. The following sets forth certain general terms and provisions of the Subscription Receipts offered under this prospectus. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable prospectus supplement. A copy of the subscription receipt agreement relating to an offering of Subscription Receipts will be filed by us with security regulatory authorities in Canada and with the SEC after it has been entered into by us.

The particular terms of each issue of Subscription Receipts will be described in the related prospectus supplement. This description will include, where applicable:

•	the number of Subscription Receipts;

•	the price at which the Subscription Receipts will be offered or the manner in which the offering price will be determined (in the event the offering is a non-fixed price distribution);

•	the procedures for the exchange of the Subscription Receipts into Common Shares, Preferred Shares, Debt Securities or Share Purchase Contracts, as the case may be;

•	the number of Common Shares, Preferred Shares, Debt Securities or Share Purchase Contracts, as the case may be, that may be exchanged upon exercise of each Subscription Receipt;

•	the designation and terms of any other securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each security;

•	the terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	the material tax consequences of owning the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts.

Pursuant to the subscription receipt agreement, original purchasers of Subscription Receipts will have a contractual right of rescission against Nutrien in respect of the conversion, exchange or exercise of such Subscriptions Receipts, as the case may be. The contractual right of rescission will entitle such original purchasers to receive the amount paid for the Subscription Receipts or upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, as applicable, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the Subscription Receipts under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the Subscription Receipts under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 137 of the Securities Act, 1988 (Saskatchewan), and is in addition to any other right or remedy available to original purchasers under section 137 of the Securities Act, 1988 (Saskatchewan) or otherwise at law. Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation may be limited. See “Statutory Rights of Withdrawal and Rescission”.

DESCRIPTION OF DEBT SECURITIES

In this section only, “we”, “us”, “our” or “Nutrien” refer only to Nutrien Ltd. excluding, unless otherwise stated or the context otherwise requires, its subsidiaries, any partnerships involving Nutrien Ltd. or any of its subsidiaries, or any of our significant equity investments and joint ventures.

The Debt Securities will be issued under an indenture (the “Indenture”) to be entered into between Nutrien and The Bank of New York Mellon, as trustee (the “Trustee”). The Indenture will be subject to and will be governed by the CBCA and, consequently, will be exempt from certain provisions of the U.S. Trust Indenture Act of 1939, as amended, by virtue of Rule 4d-9 thereunder. The Debt Securities of any series issued under the Indenture, including any series of Debt Securities issued pursuant to an applicable prospectus supplement, are referred to in this prospectus as “Indenture Securities”.

The terms and conditions applicable to a series of Debt Securities will be established in accordance with the requirements of the Indenture for the specific Debt Securities and contained in the applicable prospectus supplement.

A copy of the form of Indenture is filed as an exhibit to the registration statement on Form F-10 with respect to the Securities. The following is a summary only of important provisions and definitions of the Indenture and the Debt Securities which describes certain general terms and provisions of the Debt Securities and is not intended to be complete. We urge you to review the form of Indenture carefully before making a decision to purchase any Debt Securities because it is the Indenture, and not this summary, that governs your rights as a holder of our Debt Securities. See “Where You Can Find More Information” for details concerning how you may obtain a copy of the registration statement on Form F-10, including the form of Indenture filed as an exhibit thereto.

General

The Indenture does not limit the aggregate principal amount of Debt Securities that we may issue under the Indenture. The Indenture provides that Debt Securities may be issued from time to time in one or more series and may be denominated in U.S. dollars or any foreign currency. Specific Canadian and U.S. federal income tax considerations applicable to any of the Debt Securities denominated in a currency other than U.S. dollars will be described in the prospectus supplement relating to any offering of securities denominated in a currency other than U.S. dollars. Unless otherwise provided in the applicable prospectus supplement, a series of Debt Securities may be reopened from time to time for issuance of additional Debt Securities of such series.

The applicable prospectus supplement will set forth the specific terms of a series of Debt Securities being offered by us and may include any or all of the following:

(a)	the specific designation of the Debt Securities of such series;

(b)	any limit upon the aggregate principal amount of the Debt Securities of such series;

(c)	the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of the Debt Securities of such series will be payable;

(d)	the rate or rates at which the Debt Securities of such series will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue, or the method by which such date or dates will be determined and on which such interest will be payable and the regular record date, if any, for the payment of interest on Debt Securities of a series in registered form, or the method by which such date or dates will be determined, and the basis upon which interest shall be calculated if other than on the basis of a 360 day year of twelve 30 day months;

(e)

the place or places, if any, other than the office of an affiliate of the Trustee, where the principal of (and premium, if any, on) and any interest on the Debt Securities of a series will be payable and where

Debt Securities in registered form may be surrendered for registration of transfer and where Debt Securities may be surrendered for exchange and, if different than the location specified in the Indenture, the place or places where notices or demands to or upon us in respect of the Debt Securities of a series and the Indenture may be served;

(f)	the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which the Debt Securities of a series may be redeemed, in whole or in part, at our option if we are to have that option;

(g)	our obligation, if any, to redeem, repay or purchase Debt Securities of a series pursuant to any sinking fund provision or at the option of the holder, and the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which Debt Securities of a series will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

(h)	if other than denominations of $2,000 and integral multiples of $1,000 in excess thereof, the denominations in which any registered Debt Securities of a series will be issuable and, if other than denominations of $5,000, the denomination or denominations in which any bearer Debt Securities of a series will be issuable;

(i)	if other than the Trustee, the identity of each security registrar and/or paying agent;

(j)	if other than the principal amount thereof, the portion of the principal amount of Debt Securities of a series that will be payable upon acceleration of the maturity thereof upon the occurrence of an event of default or the method by which such portion shall be determined;

(k)	if other than U.S. dollars, the currency in which payment of the principal of (and premium, if any, on) or interest, if any, on the Debt Securities of a series shall be payable or in which the Debt Securities of a series shall be denominated and the particular provisions applicable thereto;

(l)	whether the amount of payments of principal of (and premium, if any, on) or interest, if any, on the Debt Securities of a series may be determined with reference to an index, formula or other method, and the manner in which such amounts shall be determined;

(m)	whether the principal of (and premium, if any, on) or interest, if any, on the Debt Securities of a series are to be payable, at our election or at the election of a holder thereof, in a currency other than that in which the Debt Securities of a series are denominated or stated to be payable, the period or periods within which and the terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the currency in which the Debt Securities of a series are denominated or stated to be payable and the currency in which such Debt Securities of a series are to be so payable;

(n)	the designation of the initial exchange rate agent for a series of Debt Securities, if any;

(o)	any provisions in modification of, in addition to or in lieu of the defeasance provisions set forth in the Indenture that shall be applicable to the Debt Securities of a series;

(p)	any provisions granting special rights to the holders of Debt Securities of a series upon the occurrence of such events as may be specified;

(q)	any deletions from, modifications of or additions to the events of default or any of our covenants with respect to the Debt Securities of a series;

(r)	whether Debt Securities of a series are to be issued as registered securities, bearer securities (with or without coupons) or both; whether any Debt Securities of a series are to be issued in global form and, if so, the identity of the initial depository therefor;

(s)	the date as of which any bearer Debt Securities of a series and any temporary global Debt Security representing outstanding Debt Securities of a series will be dated;

(t)	the person to whom any interest on registered Debt Securities of a series shall be payable, if other than the person in whose name the Debt Securities are registered at the close of business on the regular record date for such interest and the manner in which, or the person to whom, interest on any bearer Debt Securities of a series shall be payable;

(u)	if Debt Securities of a series are to be issuable in definitive form only upon receipt of certain certificates or other documents or satisfaction of other conditions, the form and/or terms of such certificates, documents or conditions;

(v)	if other than as described herein, whether and under what circumstances we will pay Additional Amounts (as defined herein) on the Debt Securities of a series in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem such Debt Securities rather than pay such Additional Amounts;

(w)	if the Debt Securities of a series are to be subordinated to other of our obligations, the terms of the subordination and any related provisions;

(x)	whether the Debt Securities of a series will be convertible into securities or other property, including our Common Shares or other securities, whether in addition to, or in lieu of, any payment of principal or other amount or otherwise, and whether at our option or otherwise, the terms and conditions relating to conversion of such Debt Securities, and any other provisions relating to the conversion of such Debt Securities;

(y)	whether we will undertake to list the Debt Securities of a series on any securities exchange or automated interdealer quotation system; and

(z)	any other terms, conditions, rights and preferences (or limitations on such rights and preferences) relating to the Debt Securities of a series.

We reserve the right to set forth in a prospectus supplement specific terms of the Debt Securities that are not within the parameters set forth in this prospectus. In addition, to the extent that any particular terms of the Debt Securities described in a prospectus supplement differ from any of the terms described in this prospectus, the description of such terms set forth in this prospectus shall be deemed to have been superseded by the description of the differing terms set forth in such prospectus supplement with respect to such Debt Securities.

Ranking

Unless otherwise indicated in any applicable prospectus supplement, the Debt Securities will be our unsecured obligations and will rank pari passu as to priority of payment with all of our other outstanding unsecured and unsubordinated debt. We are a holding company that conducts our business through subsidiaries. Accordingly, the Debt Securities will be structurally subordinated to all existing and future liabilities, including trade payables, of our subsidiaries. See “Risk Factors — The Debt Securities will be structurally subordinated to certain indebtedness of our subsidiaries”.

Unless otherwise specified in the applicable prospectus supplement, other than the restriction on liens set forth in the Indenture and described below, the Indenture does not contain any covenants or other provisions designed to afford holders of Debt Securities protection in the event of a highly leveraged transaction involving us or any of our subsidiaries.

Form, Exchange and Transfer

A series of Debt Securities may be issued solely as registered securities, solely as bearer securities or as both registered and bearer securities. The Indenture also provides that a series of Debt Securities may be issuable in global form.

A prospectus supplement may indicate the places to register a transfer of Debt Securities. No service charge will be made for any registration of transfer or exchange of Securities, but we may, in certain circumstances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to:

(a)	issue, register the transfer of or exchange any series of our Debt Securities during a period beginning at the opening of business 15 days before any selection for redemption of securities of that series and ending at the close of business on (i) if the series of our Debt Securities are issuable only as registered securities, the day of mailing of the relevant notice of redemption and (ii) if the series of our Debt Securities are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if the series of our Debt Securities are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption;

(b)	register the transfer of or exchange any registered Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any registered Debt Security being redeemed in part;

(c)	exchange any bearer Debt Security selected for redemption, except that, to the extent provided with respect to such bearer Debt Security, such bearer security may be exchanged for a registered Debt Security of that series and like tenor, provided that such registered Debt Security shall be simultaneously surrendered for redemption; or

(d)	issue, register the transfer of or exchange any of our Debt Securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Payment

Unless otherwise indicated in the applicable prospectus supplement, payment of principal of (and premium, if any, and interest, if any, and Additional Amounts, if any, on) our Debt Securities will be made at the office or agency of the Trustee.

Unless otherwise indicated in the applicable prospectus supplement, payment of any interest will be made to the persons in whose name our Debt Securities are registered at the close of business on the day or days specified by us.

Global Securities

A series of our Debt Securities may be issued in whole or in part in global form as a “global security” and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for our Debt Securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of our Debt Securities to be represented by a global security may be described in a prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of our Debt Securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of our Debt Securities or by us if such Debt Securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). Purchasers of Debt Securities are cautioned that the laws of some states in the United States require that certain purchasers of securities have the ability to take physical delivery of such Debt Securities in definitive form.

So long as the depositary for a global security, or its nominee, is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture. Unless otherwise specified in the applicable prospectus supplement for a series of Debt Securities, owners of beneficial interests in a global security will not be entitled to have a series of our Debt Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of our Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

Any payments of principal, premium, if any, and interest on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. Neither we, the Trustee nor any paying agent for our Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. We urge you to read the Indenture for the full definition of all such terms.

“Capital Stock” means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible or exchangeable for capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated)), warrants or other options to purchase any thereof.

“Consolidated Net Tangible Assets” means, at any date, the gross book value as shown by our accounting books and records of all property (both real and personal) of Nutrien and its Subsidiaries, determined on a consolidated basis in accordance with Canadian generally accepted accounting principles (including appropriate deductions for any minority interests in the property of our Subsidiaries), less (a) the gross book value of all our licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, non-compete agreements or organizational expenses and other like intangibles, (b) gross Debt discount and expense, (c) all reserves for depreciation, obsolescence, depletion and amortization of our properties, and (d) all other proper reserves which in accordance with Canadian generally accepted accounting principles should be provided for in connection with the business conducted by Nutrien and its Subsidiaries.

“Debt” means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed,

(ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations Incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith), (v) every capital lease obligation of such Person determined in accordance with Canadian generally accepted accounting principles, and (vi) every obligation of the type referred to in the foregoing clauses (i) through (v) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or secured or is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise.

“Incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, secure, guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to Canadian generally accepted accounting principles, or otherwise, of any such Debt or other obligation on the balance sheet of such Person (and “Incurrence” and “Incurred” shall have meanings correlative to the foregoing); provided, however, that a change in Canadian generally accepted accounting principles that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt.

“Non-Recourse Debt” means Debt to finance the creation, development, construction, acquisition or improvement of properties or assets and any increases in or extensions, renewals, refinancings, replacements or refundings of such Debt, provided that the recourse of the lender thereof (including any agent, trustee, receiver or other Person acting on behalf of such lender) in respect of such Debt is limited in all circumstances to the properties or assets created, developed, constructed or acquired in respect of which such Debt has been incurred and to the receivables, inventory, equipment, chattel paper, contracts, intangibles and other assets, rights or collateral connected with the properties or assets so created, developed, constructed, acquired or improved.

“Person” means any individual, corporation, partnership, association, trust, or any other entity or organization, including a government or any agency or political subdivision or instrumentality thereof.

“Principal Property” means (a) any real property interest, including any mining claims and leases, and any manufacturing plants, distribution facilities, warehouses or other improvements thereon, owned or leased by us or any Subsidiary of ours, whether owned or leased as of the date of the Indenture or thereafter, the gross book value of which (when combined with any property in proximity thereto which is an integral part of the same project) exceeds five percent of Consolidated Net Tangible Assets, other than any real property interest or any manufacturing plant, distribution facility, warehouse or other improvements thereon which our board of directors by resolution declares are not material to the total business conducted by us and our Subsidiaries as an entirety and which, when taken together with all other real property interests and any manufacturing plants, distribution facilities, warehouses or other improvements thereon as to which such declaration has been so made, is so declared by our board of directors to be not of material importance to the total business conducted by us and our Subsidiaries as an entirety and (b) any of the Capital Stock or debt securities issued by any of our Significant Subsidiaries.

“Significant Subsidiary” of a Person means a Subsidiary of such Person that constitutes a “significant subsidiary” as defined in Rule 1-02 of Regulation S-X under the U.S. Exchange Act.

“Subsidiary” of a Person means (i) any corporation, association, or other business entity (other than a partnership) more than 50 percent of the outstanding securities having ordinary voting power of which is owned, directly or indirectly, by such Person or by one or more of its Subsidiaries, or a combination thereof and (ii) any partnership, joint venture, limited liability company or similar entity more than 50 percent of the ownership interests having ordinary voting power of which shall at the time be so owned. For the purposes of this definition, “securities having ordinary voting power” means securities or other equity interests that ordinarily have voting power for the election of directors, or persons having management power with respect to the Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

Covenants

Limitation on Liens

The Indenture provides that we will not, and will not permit any Subsidiary of ours to, Incur any Debt if such Debt is secured by a mortgage, pledge, security interest or lien (a “mortgage” or “mortgages”) upon any Principal Property, without in any such case effectively providing that the Indenture Securities shall be secured equally and ratably with (or, including in the event such Debt is subordinate in right of payment to the Indenture Securities, prior to) such Debt for so long as such Debt shall be so secured; provided, however, that the foregoing restrictions shall not apply to mortgages on or with respect to property that is not Principal Property or to:

(a)	mortgages existing on the date the Indenture Securities are originally issued or mortgages provided for under the terms of agreements existing on such date;

(b)	mortgages on any property acquired, constructed or improved by us or any Subsidiary of ours after the date of the Indenture that are created or assumed contemporaneously with or within one year after such acquisition, construction or improvement to secure or provide for the payment of all or part of the purchase price or cost of construction thereof or of improvements thereon (or to secure any Debt Incurred by us or a Subsidiary of ours for the purpose of financing all or a part of the purchase price or cost of construction thereof or of improvements thereon);

(c)	existing mortgages on property acquired (including mortgages on any property acquired from a Person that is consolidated or amalgamated with or merged with or into us or a Subsidiary of ours) or mortgages outstanding at the time any Person becomes a Subsidiary of ours that are not Incurred in connection with such entity becoming a Subsidiary of ours;
(d)	mortgages in favour of us or any Subsidiary of ours;

(e)	mortgages on any property in favour of domestic or foreign governmental bodies to secure partial, progress, advance or other payments pursuant to any contract, statute or other legal requirement;

(f)	mortgages on any property to secure asset retirement, reclamation or similar obligations, or to secure penalties, assessments, clean-up costs or other governmental charges relating to environmental protection matters;

(g)	mortgages in connection with Debt which, by its terms, is Non-Recourse Debt to us or any Subsidiary of ours;

(h)	any extension, renewal, refinancing, replacement or refunding (or successive extensions, renewals, refinancings, replacements or refundings), in whole or in part, of any mortgage referred to in any foregoing clause (a), (b), (c), (d), (e), (f) or (g); provided, however, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal, refinancing, replacement or refunding, together with the reasonable costs (including without limitation any premiums or make-whole payments) related to such extension, renewal, refinancing, replacement or refunding, and that security for such extension, renewal, refinancing, replacement or refunding shall be limited to all or a part of the property that secured the mortgage so extended, renewed, refinanced, replaced or refunded (plus improvements on such property); and

(i)	any mortgage which would otherwise be subject to the foregoing restrictions; provided, however, that the aggregate principal amount of the Debt so secured, together with the aggregate principal amount of other Debt secured by mortgages then outstanding (excluding Debt secured by mortgages permitted under the foregoing exceptions and any obligation existing on the date the Indenture Securities are originally issued that becomes Debt after such date solely due to a change in Canadian generally accepted accounting principles) would not then exceed 15 percent of Consolidated Net Tangible Assets;

provided, further, that “mortgages” shall not include:

A.	mortgages for taxes and other governmental assessments, including utility charges and vault rentals (i) which are not yet delinquent, or (ii) which are being contested in good faith;

B.	carrier’s, warehousemen’s, mechanic’s, materialmen’s, repairmen’s, brokers’ or other like mortgages arising or incurred in the ordinary course of business;

C.	attachment or judgment mortgages not giving rise to a default or an event of default and which are being contested in good faith;

D.	pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements;

E.	deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business; and

F.	easements, rights of way, restrictions, development orders, plats and other similar encumbrances.

Consolidation, Merger and Sale of Assets

The Indenture provides that we may not amalgamate or consolidate with or merge into any other Person, or convey, transfer or lease, or permit one or more of our Significant Subsidiaries to convey, transfer or lease, all or substantially all of our property and assets, on a consolidated basis, to any Person unless (i) either we are the continuing entity or such Person assumes by supplemental indenture all of our obligations under the Indenture (including the Debt Securities), (ii) immediately after the transaction no default or event of default shall exist, (iii) the surviving entity or such Person is an entity organized and validly existing under the laws of Canada or any province thereof, the United States, any state thereof or the District of Columbia, or any of Australia, France, Germany, Norway or the United Kingdom, and (iv) we or such Person shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such amalgamation, consolidation, merger, conveyance, transfer or lease and such supplemental indenture comply with the relevant provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been complied with. In addition, no such amalgamation, consolidation, merger or transfer may be made if, as a result thereof, any property or assets of ours or any Subsidiary would become subject to any mortgage or other encumbrance securing Debt, unless such mortgage or other encumbrance could be created pursuant to the provisions described under “Limitation on Liens” above without equally and ratably securing the Indenture Securities or unless the Indenture Securities are secured equally and ratably with, or prior to, the Debt secured by such mortgage or other encumbrance.

Discharge, Defeasance and Covenant Defeasance

Unless otherwise indicated in the applicable prospectus supplement, the Indenture provides that, at our option, we will be discharged from any and all obligations in respect of any of the Indenture Securities outstanding thereunder (except with respect to the authentication, transfer, exchange or replacement of such Indenture Securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture), upon irrevocable deposit with the Trustee, in trust, of money and/or government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of and each instalment of interest and any mandatory sinking fund payments or analogous payments on the outstanding Indenture Securities of such series (“Defeasance”). Such trust may only be established if among other things:

(a)

we have delivered to the Trustee an opinion of counsel in the United States stating that (x) we have received from, or there has been published by, the Internal Revenue Service a ruling, or (y) since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of outstanding Indenture Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such Defeasance and will be subject to United State federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred;

(b)	we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of outstanding Indenture Securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax purposes as a result of such Defeasance and will be subject to Canadian federal, provincial or territorial income tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of Indenture Securities include holders who are not resident in Canada);

(c)	no event of default or event that with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing;

(d)	we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada);

(e)	we have delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust created to be subject to the United States Investment Company Act of 1940, as amended; and

(f)	other customary conditions precedent are satisfied.

We may exercise our Defeasance option notwithstanding a prior exercise of the Covenant Defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the Defeasance option.

Unless otherwise indicated in the applicable prospectus supplement, the Indenture provides that, at our option, unless and until we have exercised our Defeasance option described in the preceding paragraph, we may be released with respect to the Indenture Securities, from the “Limitation on Liens” covenant, the “Consolidation, Merger and Sale of Assets” covenant and certain other covenants, and such omission shall not be deemed to be an event of default under the Indenture and the Indenture Securities outstanding thereunder upon irrevocable deposit with the Trustee, in trust, of money and/or government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of and each instalment of interest and any mandatory sinking fund payments or analogous payments on the outstanding Indenture Securities of such series (“Covenant Defeasance”). If we exercise the Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

(a)	we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of outstanding Indenture Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(b)	we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of outstanding Indenture Securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal, provincial or territorial income tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the Indenture Securities include holders who are not resident in Canada);

(c)	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing;

(d)	we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada);

(e)	we have delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States Investment Company Act of 1940, as amended; and

(f)	other customary conditions precedent are satisfied.

Events of Default

The Indenture provides that the following shall constitute events of default with respect to Indenture Securities of any series:

(a)	default in the payment of any interest or Additional Amounts (as defined below) on the Indenture Securities of such series when it becomes due and payable, and continuance of such default for a period of 30 days;

(b)	default in the payment of the principal of (or any premium on) any Indenture Security of such series at maturity;

(c)	default in the deposit of any sinking fund payment when the same becomes due by the terms of the Indenture Securities of such series at maturity;

(d)	breach or default in the performance of any other covenant or agreement of ours in the Indenture applicable to Indenture Securities of such series, which continues for 60 days after written notice to us by the Trustee or to us and the Trustee by the holders of at least 25 percent in principal amount of all outstanding Indenture Securities affected thereby;

(e)	certain events in bankruptcy, insolvency or reorganization of us or any Subsidiary of ours which constitutes a Significant Subsidiary; and

(f)	any other events of default provided with respect to the Indenture Securities of such series.

If an event of default described in clause (a), (b) or (c) above occurs and is continuing with respect to Indenture Securities of any series, then in every such case the Trustee or the holders of not less than 25 percent in principal amount of outstanding Indenture Securities of that series may declare the principal amount (or, if the Indenture Securities of that series are original issue discount Indenture Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Indenture Securities of that series and all interest thereon to be due and payable immediately, by notice in writing to us (and to the Trustee if given by holders), and upon any such declaration the same shall become immediately due and payable.

If an event of default described in clause (d) or (f) above occurs and is continuing with respect to Indenture Securities of one or more series, then in every such case the Trustee or the holders of not less than 25 percent in principal amount of the outstanding Indenture Securities of all series affected thereby (as one class) may declare the principal amount (or, if any of the Indenture Securities of such affected series are original issue discount Indenture Securities or indexed Indenture Securities, such portion of the principal amount as may be specified in the terms of such affected series) of all the outstanding Indenture Securities of such affected series and all interest thereon to be due and payable immediately, by notice in writing to us (and to the Trustee if given by holders), and upon any such declaration the same shall become immediately due and payable.

If an event of default described in clause (e) above occurs and is continuing, then in every such case the Trustee or the holders of not less than 25 percent in principal amount of all outstanding Indenture Securities (as one class) may declare the principal amount (or, if the Securities of any series are original issue discount Indenture

Securities or indexed Indenture Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Indenture Securities and all interest thereon to be due and payable immediately, by notice in writing to us (and to the Trustee if given by holders), and upon any such declaration the same shall become immediately due and payable.

However, at any time after a declaration of acceleration with respect to the outstanding Indenture Securities of one or more series has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Indenture Securities of such series, by written notice to us and the Trustee, may, under certain circumstances, rescind and annul such acceleration.

The Indenture provides that the Trustee shall be under no obligation to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee indemnity satisfactory to the Trustee. Subject to such provisions for indemnification of the Trustee and certain other limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding Indenture Securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Indenture Securities of all series affected by such event of default.

No holder of an Indenture Security of any series will have any right to institute any proceedings with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (a) such holder has previously given to the Trustee written notice of a continuing event of default with respect to the Indenture Securities of that series, (b) the holders of at least 25 percent in principal amount of the outstanding Indenture Securities of all series affected by such event of default (as one class) have made written request, and such holder or holders have offered the Trustee indemnity satisfactory to the Trustee to institute such proceedings as trustee and (c) the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding Indenture Securities of all series affected by such event of default (as one class) a direction inconsistent with such request, within 60 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by the holder of an Indenture Security for the enforcement of payment of the principal of, or any premium or interest on, such Indenture Security on or after the applicable due date specified in such Indenture Security.

We will be required to furnish to the Trustee annually a statement by certain of our officers as to whether or not we, to their knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and, if so, specifying all such known defaults.

Additional Amounts

All payments made by us under or with respect to the Indenture Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless we are required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Indenture Securities, we will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the holder would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a holder (such holder, an “Excluded holder”):

(a)	with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada) (the “Income Tax Act”) at the time of making such payment;

(b)	which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere holding of Indenture Securities or the receipt of payments thereunder;

(c)	which is subject to such Taxes by reason of the holder’s failure to comply with any reasonable written request, made to the holder in writing at least 30 days before any such withholding or deduction would be payable, by us or any paying agent to timely provide certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding from, such Taxes;

(d)	which would not have been subject to such Taxes but for such holder’s failure to present the Indenture Securities within 30 days after the date on which such payments became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent the holder would have been entitled to Additional Amounts had such Indenture Securities been presented on the last day of such 30-day period);

(e)	which is subject to such Taxes to the extent such Taxes are estate, inheritance, gift, sales, transfer, personal property or similar Taxes;

(f)	which is a fiduciary, a partnership or a person other than the sole beneficial owner of any such payment, if such Taxes would not have been imposed had the beneficiary or settlor with respect to such fiduciary, a member of such partnership or other beneficial owner of the payment been the holder of the Indenture Security;

(g)	which is a “specified non-resident shareholder” (within the meaning of subsection 18(5) of the Income Tax Act) of us or at any time not dealing at arm’s length (within the meaning of the Income Tax Act) with a “specified shareholder” (within the meaning of subsection 18(5) of the Income Tax Act) of us as a consequence of the payment being deemed to be a dividend under the Income Tax Act; or

(h)	which is subject to such Taxes by reason of any combination of (a) through (g) above.

We will also (x) make such withholding or deduction and (y) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. We will furnish to the holders of the Indenture Securities, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by us. In the event we fail to adequately remit to the appropriate taxing authority Taxes in respect of which Additional Amounts are payable, we will indemnify and hold harmless each holder (other than an Excluded holder) and upon written request reimburse each such holder for the amount of (A) any Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Indenture Securities, (B) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (C) any Taxes imposed with respect to any reimbursement under (A) or (B), but excluding any such Taxes on such holder’s net income.

At least 30 days prior to each date on which any payment under or with respect to the Indenture Securities is due and payable, if we will be obligated to pay Additional Amounts with respect to such payment, we will deliver to the Trustee an officers’ certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to holders on the payment date. Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to an Indenture Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

Each series of notes will be subject to redemption as a whole, but not in part, at our option at any time, on not less than 30 nor more than 60 days’ prior written notice, at 100% of the principal amount, together with accrued interest thereon to the redemption date, in the event we have become or would become obligated to pay, on the next date on which any amount would be payable with respect to the applicable series of notes, any Additional Amounts as a result of a change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), any change in any official position regarding the application or interpretation of such laws or regulations, or a judicial decision rendered by a court of competent jurisdiction (whether or not made, taken or reached in respect of us), which change is announced or becomes effective on or after the date of the applicable prospectus supplement; provided that we determine, in our business judgment, that the obligation to pay such Additional Amounts cannot be avoided by the use of reasonable measures available to us (not including substitution of the obligor under such notes).

Modification of the Indenture and Waiver

Modification and amendment of the Indenture may be made by us and the Trustee with the consent of the holders of not less than a majority in principal amount of the outstanding Indenture Securities of all series affected by such modification or amendment (as one class); provided that no such modification or amendment may, without the consent of the holder of each outstanding Indenture Security of such affected series: (i) change the stated maturity of the principal of (and premium, if any), or any instalment of interest on, such outstanding Indenture Security; (ii) reduce the principal of (and premium, if any), or any instalment of interest on, such outstanding Indenture Security; (iii) reduce the amount of the principal of such outstanding Indenture Security payable upon the acceleration of the maturity thereof; (iv) change the place or currency of payment of principal of, or the premium, if any, or interest on, such outstanding Indenture Security; (v) impair the right to institute suit for the enforcement of any such payment on or after the maturity thereof; (vi) reduce the percentage of outstanding Indenture Securities of such series necessary to modify or amend the Indenture or to consent to any waiver thereunder or reduce the requirements for voting or quorum described below; or (vii) modify the foregoing requirements or reduce the percentage of outstanding Indenture Securities necessary to waive any past default or covenants except as otherwise specified.

The holders of a majority in principal amount of the outstanding Indenture Securities of any series, on behalf of all holders of outstanding Indenture Securities of such series, may waive compliance by us with certain restrictive provisions of the Indenture. Subject to certain rights of the Trustee, as provided in the Indenture, the holders of a majority in principal amount of outstanding Indenture Securities of all series with respect to which an event of default shall have occurred and be continuing, on behalf of the holders of all outstanding Indenture Securities of such series, may waive such event of default, except a default in the payment of principal, premium or interest.

Provision of Financial Information

The Indenture will provide that as long as any Indenture Securities are outstanding, we will file with the Trustee, within 15 days after we file the same with the SEC, copies of the annual reports and the information, documents and other reports which we may be required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act. The filing of such information, documents and reports with the SEC will constitute filing of such information, documents and reports with the Trustee.

Governing Law

The Indenture and Debt Securities will be governed by the laws of the State of New York.

Consent to Service

Under the Indenture, we will irrevocably appoint CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our agent for service of process in any suit, action or proceeding arising out of or relating to the Indenture and the Debt Securities and for actions brought under United States federal or state securities laws in any federal or state court located in the City of New York and submit to such jurisdiction.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

Nutrien may issue share purchase contracts, including contracts obligating holders to purchase from Nutrien, and Nutrien to sell to the holders, a specified number of Common Shares or Preferred Shares, at a future date or dates, or similar contracts issued on a “prepaid” basis (in each case, “Share Purchase Contracts”). The price per Common Share or Preferred Share, as the case may be, and the number of Common Shares or Preferred Shares, as the case may be, may be fixed at the time Share Purchase Contracts are issued or may be determined by reference to a specific formula set forth in Share Purchase Contracts. Share Purchase Contracts will require the purchase price to be paid either at the time Share Purchase Contracts are issued or at a specified future date. Share Purchase Contracts may require holders to secure their obligations thereunder in a specified manner. Share Purchase Contracts also may require Nutrien to make periodic payments to the holders of Share Purchase Contracts or vice versa, and such payments may be unsecured or prefunded and may be paid on a current or a deferred basis.

Share Purchase Contracts may be issued separately or as part of Units consisting of a Share Purchase Contract and any other Securities or beneficial interest in debt securities, preferred shares or debt obligations of third parties, including but not limited to U.S. treasury securities, and may or may not secure holders’ obligations to purchase Common Shares or Preferred Shares, as the case may be, thereunder.

The particular terms of each issue of Share Purchase Contracts will be described in the related prospectus supplement. This description will include, where applicable:

•	whether Share Purchase Contracts obligate the holder to purchase or sell, or both purchase and sell, Common Shares or Preferred Shares, as the case may be, and the nature and amount of each of these securities, or the method of determining those amounts;

•	whether Share Purchase Contracts are to be prepaid or not or paid in instalments;

•	any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied;

•	whether Share Purchase Contracts are to be settled by delivery, or by reference or linkage to the value or performance of Common Shares or Preferred Shares, as the case may be;

•	any acceleration, cancellation, termination or other provisions relating to the settlement of Share Purchase Contracts;

•	the date or dates on which the sale or purchase must be made, if any;

•	whether Share Purchase Contracts will be issued in fully registered or global form;

•	designation and terms of any other securities with which Share Purchase Contracts will be offered, if any;

•	material tax consequences of owning Share Purchase Contracts; and

•	any other material terms and conditions of Share Purchase Contracts, including, without limitation, transferability and adjustment terms and whether Share Purchase Contracts will be listed on a stock exchange.

The description of Share Purchase Contracts in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the applicable Share Purchase Contracts and any collateral, depositary or custodial arrangements, as the case may be, relating to Share Purchase Contracts.

Original purchasers of Share Purchase Contracts will have a contractual right of rescission against Nutrien in respect of the conversion, exchange or exercise of such Share Purchase Contracts, as the case may be. The contractual right of rescission will entitle such original purchasers to receive the amount paid for the Share

Purchase Contracts or upon conversion, exchange or exercise, upon the surrender of underlying securities gained thereby, as the case may be, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the Share Purchase Contracts under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the Share Purchase Contracts under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 137 of the Securities Act, 1988 (Saskatchewan), and is in addition to any other right or remedy available to original purchasers under section 137 of the Securities Act, 1988 (Saskatchewan) or otherwise at law. Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation may be limited. See “Statutory Rights of Withdrawal and Rescission”.

DESCRIPTION OF UNITS

We may issue Units comprised of one or more of the other Securities described in this prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement under which a Unit is issued may provide that the securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The applicable prospectus supplement may describe:

•	the designation and terms of the Units and of the securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the securities comprising the Units; and

•	whether the Units will be issued in fully registered or global form.

The applicable prospectus supplement will describe the terms of any Units. The preceding description and any description of Units in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the Unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Units.

CONSOLIDATED CAPITALIZATION

Nutrien was formed on June 2, 2017 for the sole purpose of participating in the Arrangement. Prior to January 1, 2018, the effective date of the Arrangement, Nutrien did not carry on any business other than in connection with completion of the Arrangement. As at December 31, 2017, Nutrien had no assets other than it held then outstanding shares of Agrium AcquisitionCo ULC and PotashCorp AcquisitionCo ULC and had 200 Common Shares outstanding (the “Initial Common Shares”), 100 of which were owned by Agrium and 100 of which were owned by PotashCorp and had no liabilities other than immaterial ordinary course trade payables in connection with the completion of the Arrangement. Pursuant to the Arrangement, the Initial Common Shares were cancelled without any payment in respect thereof.

The Arrangement was completed effective January 1, 2018 and the following table sets forth the consolidated capitalization of Nutrien as at December 31, 2017 on as adjusted basis after giving effect to the Arrangement. You should read the following table in conjunction with the Nutrien Financial Statements, Agrium Financial Statements, PotashCorp Financial Statements and the pro forma condensed combined financial information of Nutrien included in the Nutrien BAR, all of which are incorporated by reference into this prospectus. Except as set forth below, there has been no material change in our outstanding indebtedness or share capitalization since December 31, 2017.

Designation	As at December 31, 2017 (as adjusted, after giving effect to the Arrangement)
(U.S.$ millions)(1)(8)
Short-term debt(2)(3)(4)(5)(6)(7)	1,597
Long-term debt(9)	8,641
Shareholders’ equity(10)	27,187

Notes:

(1)	For the purposes of this table and the following notes, all Canadian dollar amounts have been converted to U.S. dollars using the daily average exchange rate at December 29, 2017 of Cdn.$1.00 = U.S.$0.7971.
(2)	As of March 9, 2018, we had outstanding commercial paper in the aggregate amount of U.S.$1.391 billion pursuant to Agrium’s and PotashCorp’s commercial paper programs.
(3)	Agrium has a syndicated unsecured multi-jurisdictional revolving credit facility, consisting of North American and Australian tranches (the “Agrium Revolving Credit Facility”). The Agrium Revolving Credit Facility comprises a U.S.$2.5 billion credit facility available to Agrium, which matures on December 20, 2020, subject to extension by the lenders. The Agrium Revolving Credit Facility supports outstanding commercial paper as described in note (2) above. PotashCorp has a syndicated unsecured revolving credit facility (the “PotashCorp Revolving Credit Facility”). The PotashCorp Revolving Credit Facility comprises a U.S.$3.5 billion credit facility available to PotashCorp, which matures on May 31, 2020, subject to extension by the lenders. The PotashCorp Revolving Credit Facility supports outstanding commercial paper as described in note (2) above.
(4)	Agrium has a U.S.$500 million securitization facility which matures November 15, 2019. As at December 31, 2017, the facility was unutilized.
(5)	PotashCorp has a U.S.$75 million unsecured line of credit available through August 2018. As at December 31, 2017, the line of credit was nearly unutilized.
(6)	Certain of Agrium’s subsidiaries in South America, including Agroservicios Pampeanos S.A and Utilfértil Indústria E Comércio De Fertilizantes Ltda., have U.S.$211 million of available credit facilities, of which U.S.$60 million is guaranteed by Agrium and/or Agrium U.S. Inc. The utilized balance as at December 31, 2017 was approximately U.S.$161 million.
(7)	Agrium Europe S.A. and certain of its subsidiaries have, collectively, an aggregate of U.S.$240 million of available credit facilities, of which U.S.$240 million is guaranteed by Agrium. The utilized balance as at December 31, 2017 was approximately U.S.$47 million.
(8)	Agrium has a U.S.$125 million letters of credit facility and PotashCorp has a U.S.$100 million letters of credit facility available, in each case, for operational and collateralization purposes. As at December 31, 2017, the aggregate utilized balance of these facilities was approximately U.S.$124 million.
(9)	As at December 31, 2017, on a pro forma consolidated basis after giving effect to the Arrangement, we had outstanding unsecured senior debentures and notes in the aggregate principal amount of U.S.$8,175 million, consisting of (A) unsecured senior debentures issued by Agrium in ten tranches: (i) U.S.$500 million 6.750% debentures due 2019; (ii) U.S.$500 million 3.150% debentures due 2022; (iii) U.S.$500 million 3.500% debentures due 2023; (iv) U.S.$550 million 3.375% debentures due 2025; (v) U.S.$125 million 7.800% debentures due 2027; (vi) U.S.$450 debentures 4.125% debentures due 2035; (vii) U.S.$300 million 7.125% debentures due 2036; (viii) U.S.$500 million 6.125% debentures due 2041; (ix) U.S.$500 million 4.900% debentures due 2043; and (x) U.S.$500 million 5.250% debentures due 2045, and (B) unsecured senior notes issued by PotashCorp in seven tranches: (i) U.S. $500 million 6.50% notes due 2019; (ii) U.S.$500 million 4.875% notes due 2020; (iii) U.S.$750 million 3.625% notes due 2024; (iv) U.S.$500 million 3.000% notes due 2025; (v) U.S.$500 million 4.000% notes due 2026; (vi) U.S.$500 million 5.875% notes due 2036; and (vii) U.S.$500 million 5.625% notes due 2040. The unsecured senior debentures and notes require Agrium and PotashCorp, as applicable, to comply with certain covenants.

(10)	Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares issuable in series. As at March 9, 2018, there were 641,187,167 Common Shares and no Preferred Shares outstanding.

EARNINGS COVERAGE RATIO

Information regarding earnings coverage ratios will be provided in the applicable prospectus supplement relating to an offering of Preferred Shares or Debt Securities, as required by applicable securities laws.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe certain Canadian federal income tax consequences to an investor of acquiring any Securities offered thereunder.

The applicable prospectus supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code).

PLAN OF DISTRIBUTION

We may offer and sell Securities to or through one or more underwriters or dealers purchasing as principals, and may also issue and sell Securities directly to one or more purchasers, in accordance with applicable securities laws, or through agents. Underwriters may sell Securities to or through dealers. Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the compensation payable to any underwriter, dealer or agent to us will be increased or decreased by the amount, if any, by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriter, dealer or agent to us. Securities may be offered for cash or in exchange for outstanding securities or other assets.

In connection with the sales of Securities, underwriters may receive compensation from us or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the U.S. Securities Act.

If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

A prospectus supplement will identify each underwriter, dealer or agent engaged and any fees or compensation payable to the underwriters, dealers or agents in connection with the offering and sale of a particular series or issue of Securities, and will also set forth the specific terms of the offering, including the public offering price (or the manner of determination thereof if offered on a non-fixed price basis) and the proceeds to us.

Under agreements which we may enter into, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification from us against certain liabilities, including liabilities arising out of any misrepresentation in this prospectus, any prospectus supplement or the documents incorporated by reference herein, other than liabilities arising out of any misrepresentation made by the underwriters, dealers or agents who participate in the offering of Securities. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

In connection with any offering of Securities, the underwriters, dealers or agents may over allot or effect transactions intended to fix or stabilize the market price of such Securities at a level above that which might otherwise prevail in the open market. Such transactions may be commenced or interrupted at any time during the distribution. Each series or issue of Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts or Units will be a new issue of securities with no established market for trading. Unless otherwise indicated in the applicable prospectus supplement, we do not intend to list any of the Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts or Units on a national securities exchange. Any underwriters, dealers or agents to or through which Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts or Units are sold by us for public offering and sale may make a market in such Securities, but such underwriters, dealers or agents will not be obligated to do so and may discontinue any such market making at any time without notice. No assurance can be given that a market for trading in Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts or Units of any series or issue will develop or as to the liquidity of any such market for Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts or Units, whether or not the Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts or Units are listed on a national securities exchange.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, the net proceeds to us resulting from the issuance of Securities will be used by us to reduce our outstanding indebtedness, to finance future growth opportunities including acquisitions and investments, to finance our capital expenditures or for general corporate purposes. From time to time, we may issue debt securities and incur additional indebtedness other than through the issue of Securities pursuant to this prospectus.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, certain legal matters relating to Canadian law in connection with the issuance of Securities will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta, Canada, and Stikeman Elliott LLP, Toronto, Ontario, Canada and certain legal matters in connection with the issuance of Securities relating to U.S. law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, and Jones Day, New York, New York. As of the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than one percent of our outstanding securities of any class.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation existing under the CBCA. Most of our directors and officers, and most of the experts named in this prospectus and in the documents incorporated by reference herein, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the U.S. federal securities laws. We have been advised by our Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a United States court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Blake, Cassels & Graydon LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of the Securities under this prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary at Suite 500, 122 — 1st Avenue South, Saskatoon, Saskatchewan S7K 7G3, (306) 933-8500.

The following documents, filed with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference in, and form an integral part of, this prospectus:

(a)	the annual information form of Agrium dated February 20, 2018 for the year ended December 31, 2017 (“Agrium AIF”);

(b)	the annual information form of PotashCorp dated February 20, 2018 for the year ended December 31, 2017 (“PotashCorp AIF”);

(c)	our audited annual consolidated financial statements, consisting of our balance sheet as at December 31, 2017 and our statement of loss and comprehensive loss and shareholders’ deficit for the period from our incorporation on June 2, 2017 to December 31, 2017, together with the notes thereto and the report of our joint independent auditors thereon (“Nutrien Financial Statements”);

(d)	the audited annual consolidated financial statements of Agrium, consisting of its consolidated balance sheets as at December 31, 2017 and December 31, 2016 and its consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for each of the years then ended, together with the notes thereto and the reports of its independent registered public accounting firm thereon (“Agrium Financial Statements”);

(e)	the management’s discussion and analysis of operations and financial condition of Agrium for the fiscal year ended December 31, 2017 (“Agrium MD&A”);

(f)	the audited annual consolidated financial statements of PotashCorp, consisting of its consolidated statements of financial position as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2017, together with the notes thereto and the reports of its independent registered public accounting firm thereon (“PotashCorp Financial Statements”);

(g)	the management’s discussion and analysis of operations and financial condition of PotashCorp for the fiscal year ended December 31, 2017 (“PotashCorp MD&A”);

(h)	our material change report dated January 2, 2018 relating to the Arrangement;

(i)	the material change report of Agrium dated January 2, 2018 relating to the Arrangement;

(j)	the material change report of PotashCorp dated January 2, 2018 relating to the Arrangement;

(k)	our business acquisition report dated February 20, 2018 relating to the Arrangement (the “Nutrien BAR”);
(l)	the management proxy circular of Agrium dated March 10, 2017 relating to the annual meeting of Agrium shareholders held on May 2, 2017 (the “Agrium 2017 Proxy Circular”); and

(m)	the management proxy circular of PotashCorp dated February 20, 2017 relating to the annual meeting of PotashCorp shareholders held on May 9, 2017 (the “PotashCorp 2017 Proxy Circular”).

Any documents of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus or otherwise referred to above, including any material change reports (excluding material change reports filed on a confidential basis), comparative interim financial reports, comparative annual financial statements and the auditors’ report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports, filed by us with securities commissions or similar authorities in Canada subsequent to the date of this prospectus and prior to 25 months from the date hereof shall be deemed to be incorporated by reference into this prospectus.

To the extent that any document or information incorporated by reference into this prospectus is included in a report filed with or furnished to the SEC pursuant to Sections 13(a), 13(c) or 15(d) of the U.S. Exchange Act, such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement relating to the Securities of which this prospectus forms a part (except that any Report on Form 6-K shall be so incorporated only if and to the extent expressly provided in such Report).

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary in order to make a statement in the light of the circumstances under which it was made, not misleading. Any statement so modified or superseded shall not be deemed, except to the extent so modified or superseded, to constitute a part of this prospectus.

Upon a new annual information form and the related annual audited consolidated financial statements together with the notes thereto and the auditors’ report thereon and management’s discussion and analysis related thereto being filed by us with applicable securities regulatory authorities during the currency of this prospectus, the previous annual information forms (including of Agrium and PotashCorp), the previous annual audited consolidated financial statements (including of Agrium and PotashCorp), and all unaudited interim financial reports, material change reports (including of Agrium and PotashCorp) and business acquisition reports filed prior to the commencement of our financial year in which the new annual information form was filed no longer shall be deemed to be incorporated into this prospectus for the purpose of future offers and sales of Securities hereunder. Upon interim financial reports and the related interim management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this prospectus, all interim financial reports and the related interim management’s discussion and analysis filed prior to the new interim financial reports shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities hereunder. Upon a new management proxy circular relating to an annual general meeting of our shareholders being filed by us with the applicable securities regulatory authorities during the term of this prospectus, (i) the Agrium 2017 Proxy Circular and the PotashCorp 2017 Proxy Circular, both as referenced above, or (ii) the management proxy circular for the preceding annual general meeting of our shareholders, as applicable, shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Securities hereunder.

Any “template version” of any “marketing materials” (as such terms are defined in National Instrument 41-101 — General Prospectus Requirements) pertaining to a distribution of Securities will be filed under Nutrien’s corporate profile on www.sedar.com. In the event that such marketing materials are filed subsequent to the date of the filing of the applicable prospectus supplement pertaining to the distribution of Securities to which such marketing materials relate and prior to the termination of such distribution, such filed versions of the marketing materials will be deemed to be incorporated by reference into the applicable prospectus supplement for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

One or more prospectus supplements containing the specific variable terms of an offering of Securities will be delivered to purchasers of such Securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of any such prospectus supplement and only for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: (i) the documents referred to under the heading “Documents Incorporated by Reference” in this prospectus; (ii) the consent of KPMG LLP; (iii) the consent of Deloitte LLP; (iv) the joint consent of KPMG LLP and Deloitte LLP; (v) the consent of Blake, Cassels & Graydon LLP; (vi) the consent of Michael Ryan Bartsch, P. Eng.; (vii) the consent of Dennis William Aldo Grimm, P.Eng.; (viii) the consent of A. Dave Mackintosh, B. Sc., P. Geo.; (ix) the consent of ADM Consulting Limited; (x) the consent of Craig Funk, P. Eng., P. Geo.; (xi) powers of attorney of our directors and officers; (xii) the form of the Indenture (as defined herein); and (xiii) the statement of eligibility on Form T-1 of the Trustee (as defined herein).

EXPERTS

The Nutrien Financial Statements as at December 31, 2017 and for the period from June 2, 2017 to December 31, 2017 have been audited by KPMG LLP and Deloitte LLP. The Agrium Financial Statements as at and for each of the years in the two-year period ended December 31, 2017 have been audited by KPMG LLP. The PotashCorp Financial Statements as at and for each of the years in the three-year period ended December 31, 2017 have been audited by Deloitte LLP.

As of the date of this prospectus, KPMG LLP have confirmed that they are independent with respect to Nutrien and Agrium within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to Nutrien and Agrium under all relevant U.S. professional and regulatory standards.

As of the date of this prospectus, Deloitte LLP reports that they are independent of Nutrien and PotashCorp in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Saskatchewan and in accordance with the applicable rules and regulations of the SEC and Public Company Accounting Oversight Board.

A. Dave Mackintosh, P. Geo., of ADM Consulting Limited, and Michael Ryan Bartsch, P.Eng. and Dennis William Aldo Grimm P.Eng., both employees of Agrium, each prepared certain sections of the technical report entitled “National Instrument 43-101 Technical Report on Vanscoy Potash Operations” with an effective date of October 31, 2014 on behalf of Nutrien. Craig Funk, P. Eng., P. Geo., an employee of Nutrien, prepared, on behalf of Nutrien, the technical reports entitled (i) “National Instrument 43-101 Technical Report on Lanigan Potash Deposit (KLSA 001B), Saskatchewan, Canada” with an effective date of December 31, 2017, (ii) “National Instrument 43-101 Technical Report on Rocanville Potash Deposit (KLSA 002B and KL 249), Saskatchewan, Canada” with an effective date of December 31, 2017, (iii) “National Instrument 43-101 Technical Report on Cory Potash Deposit (KL 103B), Saskatchewan, Canada” with an effective date of December 31, 2017, and (iv) “National Instrument 43-101 Technical Report on Allan Potash Deposit (KL 112R A), Saskatchewan, Canada” with an effective date of December 31, 2017. As of the date of this prospectus, A. Dave Mackintosh, P.Geo., ADM Consulting Limited and the partners, employees and consultants of ADM Consulting Limited, did not hold any registered or beneficial interests, directly or indirectly, in the securities or other property of Nutrien or its associates or affiliates. Each of Michael Ryan Bartsch, P.Eng. and Dennis William Aldo Grimm P.Eng., each an employee of Agrium, and Craig Funk, P. Eng., P. Geo., an employee of Nutrien, holds beneficially, directly or indirectly, less than one percent of any class of Nutrien’s securities.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-10 relating to the Securities. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits to the registration statement for a more complete description of the document involved. Each such statement is qualified in its entirety by such reference.

We file annual and quarterly financial information and material change reports and other material with the SEC and with the securities commission or similar regulatory authority in each of the provinces of Canada. Under the MJDS adopted by the United States and Canada, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. You may read and copy any document that we have filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room. You may read and download some of the documents we have filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. You may read and download any public document that we have filed with the securities commission or similar regulatory authority in each of the provinces of Canada at www.sedar.com.

NUTRIEN LTD.

OFFERS TO EXCHANGE

ALL OUTSTANDING NOTES OF POTASH CORPORATION OF

SASKATCHEWAN INC. AND AGRIUM INC.

AND SOLICITATIONS OF CONSENTS TO AMEND THE RELATED

INDENTURES

PROSPECTUS SUPPLEMENT

The Exchange Agent for the Exchange Offers and the Consent Solicitations is:

D. F. King & Co., Inc.

By Facsimile (Eligible Institutions Only): D.F. King & Co., Inc. Attention: Andrew Beck Confirmation by Telephone: (212) 269-5552 Confirmation by Facsimile: (212) 709-3328	By Mail or Hand: 48 Wall Street, 22nd Floor New York, New York 10005 Attention: Andrew Beck

Any questions or requests for assistance may be directed to the Dealer Managers at the addresses and telephone numbers set forth below. Requests for additional copies of this prospectus supplement, the accompanying prospectus and the letter of transmittal and consent may be directed to the Information Agent. Beneficial owners may also contact their custodian for assistance concerning the exchange offers and the consent solicitations.

The Information Agent for the Exchange Offers and the Consent Solicitations is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Attn: Andrew Beck

Bank and Brokers Call Collect: (212) 269-5550

All Others, Please Call Toll-Free: (866) 745-0270

Email: ntr@dfking.com

The Dealer Managers for the Exchange Offers and the Consent Solicitations are:

BofA Merrill Lynch 214 North Tryon Street, 14th Floor Charlotte, NC 28255 Attn: Liability Management Group Toll-Free: (888) 292-0070 Collect: (980) 683-3215	Morgan Stanley & Co. 1585 Broadway New York, NY 10036 Attn: Liability Management Group Toll-Free: (800) 624-1808 Collect: (212) 761-1057	RBC Capital Markets 200 Vesey Street, 8th Floor New York, NY 10281 Attn: Liability Management Group Toll-Free: (877) 381-2099 Collect: (212) 618-7843